     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2001



                                                      REGISTRATION NO. 333-56142

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM F-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              ROYAL BANK OF CANADA
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             CANADA                              6081                            13-5357855
 (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)          Identification Number)

                              ROYAL BANK OF CANADA
                                 200 BAY STREET
                                TORONTO, ONTARIO
                                 CANADA M5J 2J5

                                 (416) 974-5151

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               SAM L. ABRAM, ESQ.
                              ROYAL BANK OF CANADA
                               ONE LIBERTY PLAZA
                                   3RD FLOOR
                         NEW YORK, NEW YORK 10006-1404

                                 (212) 428-6240

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:



              DONALD J. TOUMEY, ESQ.                            FRANK A. HIRSCH, JR., ESQ.
               SULLIVAN & CROMWELL                                 CENTURA BANKS, INC.
                 125 BROAD STREET                                134 NORTH CHURCH STREET
             NEW YORK, NEW YORK 10004                       ROCKY MOUNT, NORTH CAROLINA 27804
                  (212) 558-4000                                      (252) 454-8303

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after this registration statement becomes effective and after the consummation of the offering described herein.
                             ---------------------

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM      PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF               AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING         AMOUNT OF
      SECURITIES TO BE REGISTERED           REGISTERED(1)           PER SHARE              PRICE(2)        REGISTRATION FEE(2)(3)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares, without par value.......       70,014,576          Not Applicable        $2,163,594,329           $540,899
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1) Based upon the number of common shares of Royal Bank of Canada, or "RBC", that RBC currently estimates will be issued in the merger, calculated as the product of (a) 41,576,351, the aggregate number of shares of common stock represented by Centura Banks, Inc. to be outstanding and (b) an exchange ratio of 1.684 common shares of RBC for each share of common stock of Centura Banks, Inc. The exchange ratio may be adjusted in limited circumstances pursuant to the merger agreement. In the event the exchange ratio is adjusted, RBC will file an amendment to this registration statement to reflect the increase in the number of shares to be issued and pay any additional fee required.



(2) Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended, and computed pursuant to Rules 457(f) and (c) under the Securities Act based on U.S.$52.0390625, the average of the high and low per share prices of Centura Banks, Inc. common stock on the New York Stock Exchange on February 20, 2001.



(3) The total amount of the registration fee is $540,899, of which $513,758 was paid upon the initial filing of the registration statement on February 23, 2001. $27,141 is being paid in connection with the filing of this Amendment No. 1.

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                               (Centura(R) LOGO)


                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:


     You are cordially invited to attend a special meeting of the shareholders of Centura Banks, Inc., or "Centura", on Thursday, May 3, 2001 to consider and vote upon a proposal to approve a merger agreement that provides for the merger of a wholly owned subsidiary of Royal Bank of Canada, or "RBC", with and into Centura.


     IN THE MERGER, EACH OF YOUR SHARES OF CENTURA COMMON STOCK WILL BE CONVERTED INTO 1.684 COMMON SHARES OF RBC. THE EXCHANGE RATIO IS FIXED, AND WILL NOT BE ADJUSTED BY RBC BASED ON CHANGES IN THE PRICE OF RBC COMMON SHARES PRIOR TO COMPLETING THE MERGER, UNLESS EACH OF THE FOLLOWING EVENTS OCCURS:


     - the average closing price on the Toronto Stock Exchange of RBC common shares for the ten consecutive trading days ending on the date the merger receives regulatory approvals in Canada is at least 20% lower than the closing price of RBC common shares on the Toronto Stock Exchange on January 25, 2001;


     - the market price of RBC common shares underperforms the TSE Banks and Trusts Index, an index of Canadian banks and trust companies that trades on the Toronto Stock Exchange, by more than 20% in the same period, as more fully described in the accompanying document;

     - Centura notifies RBC that it intends to terminate the merger agreement because the above events have occurred; and


     - RBC elects to increase the exchange ratio to compensate Centura shareholders for a portion of the decrease in the market price of RBC common shares in accordance with the merger agreement.



     BASED ON THE CLOSING PRICE OF RBC COMMON SHARES ON JANUARY 25, 2001 (THE LAST TRADING DAY ON THE NEW YORK STOCK EXCHANGE PRIOR TO THE DATE THE MERGER WAS PUBLICLY ANNOUNCED) OF $34.50, THE 1.684 EXCHANGE RATIO REPRESENTED APPROXIMATELY $58.10 IN VALUE FOR EACH SHARE OF CENTURA COMMON STOCK. BASED ON THE CLOSING PRICE OF RBC COMMON SHARES ON MARCH 28, 2001 (THE LATEST PRACTICABLE DAY BEFORE THE PRINTING OF THIS DOCUMENT) OF $30.15, THE 1.684 EXCHANGE RATIO REPRESENTED APPROXIMATELY $50.77 IN VALUE FOR EACH SHARE OF CENTURA COMMON STOCK. RBC common shares are traded on the New York Stock Exchange, the Toronto Stock Exchange, the London Stock Exchange and the Swiss Exchange. We urge you to obtain current market price quotations for both RBC and Centura.


     We expect that the merger will be a tax-free transaction for Centura shareholders, except to the extent Centura shareholders receive cash instead of fractional shares.


     Your board of directors has unanimously determined that the merger agreement and the merger are advisable and in the best interests of Centura and its shareholders, has unanimously adopted the merger agreement and unanimously recommends that you vote "FOR" approval of the merger agreement.


     The merger cannot be completed unless we obtain the approval of a majority of Centura's shareholders. YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us or vote your shares online or by telephone according to the instructions on the proxy card.

                                          Sincerely,

                                          /s/ Cecil W. Sewell, Jr.
                                          Cecil W. Sewell, Jr.
                                          Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE RBC COMMON SHARES TO BE ISSUED IN THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES THAT RBC IS OFFERING THROUGH THIS DOCUMENT ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF RBC, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.


     This document is dated March 30, 2001, and is first being mailed to Centura's shareholders on or about April 4, 2001.

                      REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about RBC and Centura that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to RBC and Centura that are incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company:

                       Cheryl Ayers
                       Centura Banks, Inc.
                       134 North Church Street
                       Rocky Mount, North Carolina 27804

                       Phone: (252)454-8201


                       Anthony Ostler
                       Investor Relations Department
                       Royal Bank of Canada
                       200 Bay Street
                       Royal Bank Plaza
                       Toronto, Ontario
                       Canada M5J 2J5

                       Phone: (416)955-7804



IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN APRIL 26, 2001.



     See "Where You Can Find More Information" beginning on page 91.

                              CENTURA BANKS, INC.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


                                  MAY 3, 2001


To the Shareholders of Centura Banks, Inc.:


NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Centura Banks, Inc. will be held on Thursday, May 3, 2001, at 4:00 p.m., at Centura Center, Building #2, 1405 Hardee's Boulevard, Rocky Mount, North Carolina 27804 to consider and vote upon the following matter:



     A proposal to approve the Agreement and Plan of Merger dated as of January 26, 2001, by and between Centura Banks, Inc. and Royal Bank of Canada, a copy of which is attached as Appendix A to the enclosed proxy statement/prospectus, pursuant to which a wholly owned subsidiary of RBC will merge with and into Centura. In the merger, each share of common stock of Centura outstanding at the effective time of the merger will be converted into the right to receive 1.684 common shares of RBC, subject to adjustments in limited circumstances, plus cash in lieu of any fractional RBC common share.



Holders of Centura common stock of record at the close of business on March 23, 2001 are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Centura common stock entitled to vote at the special meeting.


After careful consideration, the Centura board of directors has unanimously determined that the merger agreement and the merger are advisable and in the best interests of Centura and its shareholders, has unanimously adopted the merger agreement and unanimously recommends that Centura shareholders vote "FOR" approval of the merger agreement.


                                          By order of the board of directors,


                                          /s/ Frank A. Hirsch, Jr.
                                          Frank A. Hirsch, Jr.
                                          General Counsel/Corporate Secretary

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE SPECIAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY OR VOTE YOUR SHARES ONLINE OR BY TELEPHONE ACCORDING TO THE INSTRUCTIONS ON THE PROXY CARD. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
QUESTIONS AND ANSWERS ABOUT THE
  MERGER..............................    1
SUMMARY...............................    3
  Comparative Per Share Data..........    9
  Currencies and Exchange Rates.......   10
  Selected Consolidated Historical
     Financial Data for RBC...........   11
  Supplemental Financial Information
     of RBC...........................   15
  Selected Consolidated Historical
     Financial Data for Centura.......   16
  Selected Pro Forma Financial Data
     for RBC and Centura..............   18
RECENT DEVELOPMENTS...................   20
THE SPECIAL MEETING...................   21
  General.............................   21
  Record Date and Voting..............   21
  Proxies; Revocation.................   21
  Required Vote.......................   22
  Adjournments or Postponements.......   22
THE MERGER............................   23
  Background of the Merger............   23
  Centura's Reasons for the Merger....   26
  Recommendation of Centura's Board of
     Directors........................   27
  Opinion of Centura's Financial
     Advisor..........................   27
  Summary of Analyses by Keefe
     Bruyette.........................   29
  RBC's Reasons for the Merger........   34
REQUIRED REGULATORY APPROVALS.........   35
  U.S. Banking Regulations............   35
  Canadian Approvals..................   36
  Other Regulatory Filings and
     Approvals........................   36
RECENT REGULATORY DEVELOPMENTS........   36
TAXATION..............................   37
  Certain U.S. Federal Income Tax
     Considerations...................   37
  Ownership of RBC Common Shares --
     U.S. Federal Income Taxation.....   39
  Additional U.S. Federal Income Tax
     Considerations...................   40
  Certain Canadian Federal Income Tax
     Considerations...................   41
ACCOUNTING TREATMENT..................   42
INTERESTS OF CERTAIN PERSONS IN THE
  MERGER..............................   42
  Director Seat.......................   42
  Directors' Stock-Based Awards.......   42



                                        PAGE
                                        ----
  Indemnification and Insurance.......   43
  Employment Agreements...............   43
  Outstanding Employee Stock-Based
     Awards...........................   45
  Effects on Other Executive
     Officers.........................   45
THE MERGER AGREEMENT..................   47
  Terms of the Merger.................   47
  Board Composition of the Combined
     Company..........................   47
  Conversion of Centura Common
     Stock............................   47
  Treatment of Centura Options........   49
  Effective Time......................   49
  Fractional Shares...................   49
  Exchange of Certificates............   49
  Representations and Warranties......   50
  Conduct of Business Pending the
     Merger...........................   51
  Conditions to Consummation of the
     Merger...........................   54
  Possible Alternative Merger
     Structure........................   55
  Amendment, Waiver and Termination of
     the Merger Agreement.............   55
THE STOCK OPTION AGREEMENT............   57
  General.............................   57
  Purpose of the Stock Option
     Agreement........................   57
  Exercise; Expiration................   57
  Rights of RBC under the Option
     Agreement........................   58
DISSENTERS' RIGHTS OF APPRAISAL.......   60
DESCRIPTION OF RBC SHARES.............   60
  Share Capital of RBC................   60
  Registration and Transfer Agent.....   62
  Dividends...........................   62
  Voting Rights.......................   62
  Liquidation Rights..................   62
  Preemptive Rights...................   63
  Transfer of RBC Shares..............   63
COMPARISON OF RIGHTS OF CENTURA
  SHAREHOLDERS AND RBC SHAREHOLDERS...   63
  Authorized Capital..................   63
  Voting Rights.......................   64
  Shareholder Proposals and
     Nominations of Directors.........   64
  Quorum Requirements.................   65
  Dividends and Other Distributions...   65
  Size and Classification of Board of
     Directors........................   65
  Removal of Directors................   66

                                        PAGE
                                        ----
  Vacancies on the Board of Directors;
     Quorum...........................   66
  Reports to Shareholders; Other
     Public Information...............   66
  Rights of Inspection................   66
  Meetings of Shareholders............   67
  Shareholder Vote Required for
     Certain Actions..................   67
  Indemnification of Directors or
     Officers.........................   69
  Shareholder Suits...................   69
  Antitakeover Effects of Certain
     Statutes and By-law Provisions...   70
THE COMPANIES.........................   71
  Centura Banks, Inc..................   71
  Further Information about Centura...   72
  Royal Bank of Canada................   72
  Further Information about RBC.......   72
  Price Range of RBC Common Shares....   73
DIRECTORS AND EXECUTIVE OFFICERS OF
  RBC.................................   74
  Directors of RBC....................   74
  Officers of RBC's Group Management
     Committee........................   79
  Ownership of Securities.............   81
  Directors' Compensation.............   82
  Executive Officers' Compensation....   85
  Indebtedness of Directors and
     Executive Officers...............   89



                                        PAGE
                                        ----
CAUTIONARY NOTE REGARDING
  FORWARD-LOOKING INFORMATION.........   90
EXPERTS...............................   91
VALIDITY OF RBC COMMON SHARES.........   91
LIMITATIONS ON ENFORCEMENT OF U.S.
  LAWS AGAINST RBC, ITS MANAGEMENT AND
  OTHERS..............................   91
SHAREHOLDER PROPOSALS AND OTHER
  MATTERS.............................   91
WHERE YOU CAN FIND MORE INFORMATION...   91
Appendix A:  Agreement and Plan of
             Merger, dated as of
             January 26, 2001 between
             Centura Banks, Inc. and
             Royal Bank of Canada.....  A-1
Appendix B:  Stock Option Agreement,
             dated as of January 26,
             2001 between Centura
             Banks, Inc. and Royal
             Bank of Canada...........  B-1
Appendix C:  Opinion of Keefe,
             Bruyette & Woods, Inc....  C-1
Appendix D:  Unaudited Pro Forma
             Condensed Consolidated
             Financial Statements.....  D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   WHAT WILL I RECEIVE IN THE MERGER?

A: If the merger is completed, you will receive 1.684 RBC common shares, subject to adjustment as described below, for each share of Centura common stock you own, plus cash instead of any fractional share.


     Based on the closing price of RBC common shares on January 25, 2001 (the last trading day on the New York Stock Exchange prior to the date the merger was publicly announced) of $34.50, the 1.684 exchange ratio represented approximately $58.10 in value for each share of Centura common stock. Based on the closing price of RBC common shares on March 28, 2001 (the latest practicable day before the printing of this document) of $30.15, the 1.684 exchange ratio represented approximately $50.77 in value for each share of Centura common stock. Because the market prices of RBC common shares will fluctuate, you will not know when you vote the value of RBC common shares that will be issued in the merger. WE URGE YOU TO OBTAIN CURRENT MARKET PRICE QUOTATIONS FOR BOTH RBC AND CENTURA.



     The exchange ratio of 1.684 RBC common shares for each Centura share may be increased in limited circumstances described in the section "The Merger Agreement -- Conversion of Centura Common Stock" beginning on page 47.


Q:   WHAT PREMIUM TO THE PRICE OF CENTURA'S
     COMMON STOCK IS IMPLIED BY THE MERGER CONSIDERATION?


A: Based on the closing price of RBC common shares on January 25, 2001, the merger consideration represented a premium of approximately 30% over the last closing price per share of Centura common stock on January 25, 2001, the last trading day before the day on which the merger was publicly announced.


Q:   WHEN IS THE MERGER EXPECTED TO BE COMPLETED?


A: We expect to complete the merger during the third quarter of RBC's 2001 fiscal year. Because the merger is subject to regulatory approvals and approval by the Centura shareholders, as well as other conditions, we cannot predict the exact timing of its completion.


Q:   WHAT ARE THE U.S. FEDERAL INCOME TAX
     CONSEQUENCES OF THE MERGER TO CENTURA'S SHAREHOLDERS?


A: The merger is intended to qualify as a "reorganization" under U.S. federal income tax laws. As a result, U.S. holders of Centura common stock generally will not recognize any gain or loss under U.S. federal income tax laws on the exchange of their shares of Centura common stock for RBC common shares. Cash received for fractional RBC common shares is treated as though the U.S. shareholder had first received the fractional RBC common share and then sold the fractional RBC common share for cash. Dividends paid on RBC common shares to a U.S. holder will be subject to a Canadian withholding tax, for which the holder may be entitled to claim a credit against the holder's U.S. federal income tax. For a more detailed description of the tax consequences of the merger, please see "Taxation" beginning on page 37.


Q:   WHY AM I RECEIVING THIS DOCUMENT AND PROXY
     CARD?

A: You are receiving this document and proxy card because you own shares of Centura common stock. This document describes a proposal to approve the merger agreement, which provides for the merger of a wholly owned subsidiary of RBC with and into Centura. It also gives you information about Centura and RBC and other background information so that you can make an informed decision.


     When you cast your vote using the proxy card or by submitting your proxy online or by telephone, you also appoint William H. Redding, Jr. and Charles M. Reeves III as your representatives, or proxies, at the meeting. They will vote your shares at the meeting as you have instructed them on the proxy card or when submitting your proxy online or by telephone. Accordingly, if you send in your proxy card or submit your proxy online or by telephone, your shares will be voted whether or not you attend the special meeting. Even if you plan to attend the meeting, it is a good idea to cast your vote in advance of the meeting in case your plans change.


     The board of directors of Centura knows of no other business to be presented at the meeting. If any matters other than the approval of the merger agreement are properly presented for consideration at the meeting, William H. Redding, Jr. and Charles M. Reeves III, as your proxies, will vote, or otherwise act, on your behalf in accordance with their judgment on such matters.


Q:   WHO CAN VOTE?


A: Holders of Centura common stock of record as of the close of business on the record date of March 23, 2001 are entitled to vote at the meeting. Beneficial owners as of the record date will receive instructions from their bank, broker, or other nominee describing how to vote their shares.


Q:   HOW DOES MY BOARD OF DIRECTORS RECOMMEND
     THAT I VOTE ON THE PROPOSALS?

A: The Centura board of directors unanimously recommends that you vote "FOR" approval of the merger agreement.

Q:   WHAT DO I NEED TO DO NOW?

A: After you have carefully read this document, indicate on your proxy card how you want to vote. Sign, date and mail the proxy card in the enclosed prepaid return envelope as soon as possible, so that your shares may be represented and voted at the special meeting.

     You may also vote your shares online or by telephone according to the instructions on the proxy card.

     You should return your proxy card or vote online or by telephone whether or not you plan to attend the meeting. If you attend the meeting, you may revoke your proxy at any time before it is voted and vote in person if you wish.

Q:   SHOULD I SEND MY STOCK CERTIFICATES NOW?


A: No. After the merger is completed, RBC will send you written instructions explaining how you should exchange your stock certificates. See "The Merger Agreement -- Exchange of Certificates" beginning on page 49.


Q:   CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY
     SIGNED PROXY CARD?


A: Yes. You can change your vote at any time before the vote at the special meeting by submitting a written revocation to the Secretary of Centura at 134 North Church Street, Rocky Mount, North Carolina 27804, or by submitting a new proxy, in either case, dated after the date of the proxy that is being revoked, or attend the meeting in person and vote. For a description of voting procedures, see "The Special Meeting -- Proxies; Revocation" beginning on page 21.


Q:   WHAT HAPPENS IF I DO NOT INDICATE MY
     PREFERENCE FOR OR AGAINST APPROVAL OF THE MERGER AGREEMENT?

A: If you submit a proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted "FOR" approval of the merger agreement.

Q:   WHAT HAPPENS IF I DO NOT VOTE AT ALL?

A: If you do not submit your proxy or instruct your broker to vote your shares, and you do not vote in person at the shareholders' meeting, the effect will be the same as if you voted "AGAINST" approval of the merger agreement.

     If your shares are held in street name, your broker will leave your shares unvoted unless you provide instructions on how to vote. Again, unvoted shares will have the same effect as a vote "AGAINST" approval of the merger agreement. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. This ensures that your shares will be voted at the meeting.

Q:   WHO SHOULD I CALL WITH QUESTIONS?

A:   If you have further questions, you may contact:
      Cheryl Ayers
      Centura Banks, Inc.
      134 North Church Street
      Rocky Mount, North Carolina 27804
      Phone: (252) 454-8201


    You may also contact Centura's proxy solicitor:


      Morrow & Co., Inc.


      445 Park Avenue, 5th Floor


      New York, New York 10022


      Phone: (212) 754-8000

                                    SUMMARY


     The following is only a summary of the material information contained in this document. It does not contain all of the information that is important to you. To fully understand this proposal, we urge you to review this entire proxy statement/prospectus and the other documents to which we refer you. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus and a copy of the stock option agreement is attached as Appendix B to this proxy statement/prospectus. You should read the merger agreement and the stock option agreement for a complete understanding of the terms of the merger. All references to "dollars", "$" or "U.S.$" mean the lawful currency of the United States, and all references to "Canadian dollars" or "C$" mean the lawful currency of Canada, unless otherwise indicated.



CENTURA SHAREHOLDERS TO RECEIVE 1.684 RBC COMMON SHARES FOR EACH CENTURA SHARE
  (PAGE 47)


     In the merger, Rock Merger Subsidiary, Inc., a wholly owned subsidiary of RBC organized under North Carolina law, will merge with and into Centura. Under the merger agreement, you will have the right to receive 1.684 RBC common shares for each share of Centura common stock that you hold, subject to adjustment in limited circumstances as discussed below.


THE EXCHANGE RATIO IS FIXED AND THE VALUE OF THE RBC COMMON SHARES TO BE ISSUED
  IN THE MERGER WILL FLUCTUATE WITH MARKET PRICES (PAGE 47)


     The exchange ratio is fixed, and will not be adjusted by RBC based on changes in the price of RBC common shares prior to completing the merger, unless each of the following events occurs:


     - the average closing price on the Toronto Stock Exchange of RBC common shares for the ten consecutive trading days ending on the date the merger receives regulatory approvals in Canada is at least 20% lower than the closing price of RBC common shares on the Toronto Stock Exchange on January 25, 2001;


     - the market price of RBC common shares underperforms the TSE Banks and Trusts Index, an index of Canadian banks and trust companies that trades on the Toronto Stock Exchange, by more than 20% in the same period;

     - Centura notifies RBC that it intends to terminate the merger agreement because the above events have occurred; and


     - RBC elects to increase the exchange ratio to compensate Centura shareholders for a portion of the decrease in the market price of RBC common shares in accordance with the merger agreement.



     Please see "The Merger Agreement -- Conversion of Centura Common Stock" beginning on page 47 for a more detailed description of these provisions of the merger agreement.



     Based on the closing price of RBC common shares on January 25, 2001 (the last trading day on the New York Stock Exchange prior to the date the merger was publicly announced) of $34.50, the 1.684 exchange ratio represented approximately $58.10 in value for each share of Centura common stock. Based on the closing price of RBC common shares on March 28, 2001 (the latest practicable day before the printing of this document) of $30.15, the 1.684 exchange ratio represented approximately $50.77 in value for each share of Centura common stock. RBC common shares are traded on the New York Stock Exchange, the Toronto Stock Exchange, the London Stock Exchange and the Swiss Exchange. We urge you to obtain current market price quotations for both RBC and Centura.


MARKET PRICE INFORMATION

     The table below presents the New York Stock Exchange closing market prices for RBC common shares and shares of Centura common stock. These prices are presented on two dates:

     - January 25, 2001, the last trading day before the public announcement of the signing of the merger agreement; and


     - March 28, 2001, the latest practicable date before the printing of this proxy statement/prospectus.


     The table also presents implied equivalent per share values for shares of Centura common stock by multiplying the price per RBC common share as traded on the New York Stock Exchange on the two dates by the exchange ratio of 1.684.


                             RBC COMMON SHARE
                                  PRICE
                       ----------------------------
January 25, 2001.....             $34.50
March 28, 2001.......             $30.15



                           CENTURA COMMON STOCK
                               SHARE PRICE
                       ----------------------------
January 25, 2001.....             $44.69
March 28, 2001.......             $49.81



                           CENTURA COMMON STOCK
                       SHARE PRICE EQUIVALENT (RBC
                       COMMON SHARE PRICE PER SHARE
                         OF CENTURA COMMON STOCK)
                       ----------------------------
January 25, 2001.....             $58.10
March 28, 2001.......             $50.77



     WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS FOR BOTH RBC COMMON SHARES AND CENTURA COMMON STOCK BEFORE MAKING A DECISION WITH RESPECT TO THE MERGER. PAST PRICE PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE PRICE PERFORMANCE.



THE MERGER WILL GENERALLY BE TAX-FREE TO SHAREHOLDERS (PAGE 37)


     We expect that, for U.S. federal income tax purposes, the exchange of your shares of Centura common stock for RBC common shares in the merger generally will not cause you to recognize any gain or loss. Centura shareholders will, however, have to recognize income or gain in connection with any cash received instead of fractional shares.


     RBC has received a legal opinion from its counsel, Sullivan & Cromwell, and Centura has received a legal opinion from its counsel, Hunton & Williams, regarding these material U.S. federal income tax consequences of the merger.


     This tax treatment may not apply to every Centura shareholder. Determining the actual tax consequences of the merger to you can be complicated. They will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences.


YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE MERGER
  AGREEMENT (PAGE 27)


     After careful consideration, the Centura board of directors has unanimously determined that the merger agreement and the merger are advisable and in the best interests of Centura and its shareholders, has unanimously adopted the merger agreement and unanimously recommends that Centura shareholders vote "FOR" approval of the merger agreement.


CENTURA'S FINANCIAL ADVISORS ADVISE THAT THE MERGER CONSIDERATION IS FAIR TO
  SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW (PAGE 27)



     On January 25, 2001, at the meeting of Centura's board of directors, Keefe, Bruyette & Woods, Inc. delivered to Centura's board of directors its oral opinion that as of that date and based upon and subject to the matters set forth in the opinion and such other matters as Keefe, Bruyette & Woods, Inc. considered relevant, the consideration to be received for the shares of Centura common stock in the merger, in the aggregate, was fair, from a financial point of view, to the holders of Centura common stock. Keefe, Bruyette & Woods, Inc. confirmed its oral opinion at the meeting of Centura's board of directors to adopt the merger agreement on January 26, 2001. That opinion was reconfirmed in writing as of the date of this document.



     A COPY OF THE OPINION OF KEEFE, BRUYETTE & WOODS, INC. IS ATTACHED AS APPENDIX C TO THIS DOCUMENT. YOU SHOULD READ THE OPINION IN ITS ENTIRETY FOR INFORMATION ABOUT THE ASSUMPTIONS MADE, AND MATTERS CONSIDERED, BY KEEFE, BRUYETTE & WOODS, INC. IN RENDERING ITS OPINION.



     Centura agreed to pay Keefe, Bruyette & Woods, Inc. a cash fee of $1,000,000 concurrently with execution of a definitive agreement contemplating the consummation of the merger. Additionally, Centura will pay to Keefe Bruyette at the time of closing a cash fee equal to $4,788,000.



YOU DO NOT HAVE DISSENTERS' RIGHTS OF APPRAISALS (PAGE 60)



     In the merger, Centura shareholders do not have dissenters' appraisal rights with respect to their shares under North Carolina law because Centura is a public company listed on the New

York Stock Exchange as of the record date and the RBC common shares to be issued in the merger will be listed on the New York Stock Exchange. See "The Special Meeting" beginning on page 21.



RBC EXPECTS TO ACCOUNT FOR THE MERGER UNDER THE PURCHASE METHOD (PAGE 42)



     RBC expects to account for the merger by use of the purchase method of accounting, in accordance with both U.S. Generally Accepted, Accounting Principles (U.S. GAAP) and Canadian Generally Accepted Accounting Principles (Canadian GAAP). This means that RBC will record as goodwill the excess of the purchase price of Centura over the fair value of Centura's identifiable assets, including intangible assets, net of its liabilities. Goodwill will be amortized on a straight-line basis over 20 years.



CENTURA IS HOLDING A SPECIAL MEETING TO VOTE ON THE MERGER AGREEMENT (PAGE 21)



     Centura will hold a special meeting of shareholders on Thursday, May 3, 2001, at 4:00 p.m., at Centura Center, Building #2, 1405 Hardee's Boulevard, Rocky Mount, North Carolina 27804. At the meeting, you will be asked to approve the merger agreement.



     Each share of Centura common stock outstanding as of March 23, 2001 entitles the holder to one vote on any matter to be considered at the special meeting. The presence, in person or by proxy, of a majority of the outstanding shares of Centura common stock is required for a quorum for the transaction of business at the special meeting.


     If you vote your shares of Centura common stock by signing a proxy, your shares will be voted at the special meeting as you indicate on your proxy card. If no instructions are indicated on your signed proxy card, your shares of Centura common stock will be voted "FOR" approval of the merger agreement. If you vote your shares of Centura common stock through the internet or by telephone, your shares will be voted at the special meeting as you instruct. If your shares are held in street name, you should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. An abstention, unreturned proxy or share not voted because your broker lacks the authority to vote that share will have the same effect as a vote "AGAINST" approval of the merger agreement.

     You may revoke your proxy at any time before the vote at the special meeting by submitting a written revocation to the Secretary of Centura at 134 North Church Street, Rocky Mount, North Carolina 27804, or by submitting a new proxy, in either case, dated after the date of the proxy that is being revoked. In addition, a proxy may also be revoked by voting in person at the special meeting. Simply attending the special meeting without voting will not revoke your proxy.


APPROVAL OF THE MERGER AGREEMENT REQUIRES THE VOTE OF THE HOLDERS OF A MAJORITY
  OF CENTURA'S SHARES (PAGE 22)


     The affirmative vote of the holders of a majority of the outstanding shares of Centura common stock entitled to vote at the special meeting is necessary for the approval of the merger agreement.


     As of the record date, the directors and executive officers of Centura owned, in the aggregate, 2,717,682 shares of Centura common stock, or less than 6.9% of the shares of Centura common stock outstanding on that date. To Centura's knowledge, the directors and executive officers of Centura intend to vote "FOR" approval of the merger agreement.



WE EXPECT TO COMPLETE THE MERGER DURING


  THE THIRD QUARTER OF RBC'S 2001 FISCAL


  YEAR (PAGE 49)



     Because the merger is subject to regulatory approval and the approval of Centura's shareholders, as well as other conditions, we cannot predict the exact timing of its completion. We expect, however, to complete the merger during the third quarter of RBC's 2001 fiscal year.



THERE ARE SEVERAL CONDITIONS TO COMPLETION OF THE MERGER (PAGE 54)


     RBC and Centura are obligated to complete the merger only if several conditions are satisfied or waived. Some of these conditions include:

     - the approval of the merger agreement by Centura shareholders;

     - receipt of all banking and other regulatory and non-regulatory approvals and all consents required to complete the merger;

     - the absence of any statute, rule, injunction or other order which prohibits the transactions contemplated by the merger agreement;

     - the approval by the New York Stock Exchange of an application to list the RBC common shares to be issued in the merger; and

     - RBC and Centura having received an opinion from their respective legal advisors regarding the tax implications of the merger.


RBC AND CENTURA CAN TERMINATE THE MERGER AGREEMENT IN SOME CIRCUMSTANCES (PAGE
  55)


     RBC and Centura may mutually agree at any time to terminate the merger agreement without completing the merger, even if Centura's shareholders have approved it. Also, either RBC or Centura can decide, without the consent of the other, to terminate the merger agreement if:

     - an uncorrected breach of the merger agreement by the other party occurs, if the breach would cause the conditions to the merger not to be satisfied or would be reasonably likely to prevent, materially delay or materially impair the ability of any of the parties to complete the transactions contemplated by the merger agreement;

     - the merger is not completed by November 30, 2001; or


     - any regulatory approval required for completion of the merger is denied in a final decision.


     RBC may terminate the merger agreement if:

     - at any time before the special meeting, Centura's board of directors fails to recommend shareholder approval of the merger agreement; or

     - Centura provides information to, or engages in or authorizes discussions or negotiations with, any person who has made a proposal to acquire Centura.

     Centura may terminate the merger agreement if Centura's board of directors determines that an acquisition proposal from a third party is superior to RBC's proposal and authorizes Centura to execute a definitive agreement to effect the superior proposal, and Centura executes such an agreement.

     In addition, Centura may terminate the merger agreement if:


     - the average closing price on the Toronto Stock Exchange of RBC common shares for the ten consecutive trading days ending on the date the merger receives regulatory approvals in Canada is at least 20% lower than the closing price of RBC common shares on the Toronto Stock Exchange on January 25, 2001;



     - the market price of RBC underperforms the TSE Banks and Trusts Index, an index of Canadian banks and trust companies that trades on the Toronto Stock Exchange, by more than 20% in the same period; and


     - Centura notifies RBC that it intends to terminate the merger agreement within five days of such approval because the above events have occurred.


     Even if these things happen, however, Centura may not terminate the merger agreement if RBC elects to increase the exchange ratio to compensate Centura shareholders for a portion of the decrease in the market price of RBC common shares in accordance with the merger agreement.



     Please see "The Merger Agreement -- Conversion of Centura Common Stock" beginning on page 47 for a more detailed description of these provisions of the merger agreement.



IF THE MERGER AGREEMENT IS TERMINATED, A CASH FEE MAY BE PAYABLE (PAGE 56)


     Centura has agreed to pay RBC a cash fee of $100 million if the merger agreement is terminated by RBC because:

     - Centura has breached the provisions of the merger agreement related to taking reasonable best efforts to complete the merger, holding the special meeting, recommending the approval of the merger agreement or engaging in discussions or negotiations related to a proposal to acquire Centura;

     - Centura has committed a knowing, willful or intentional breach of the merger agreement, and a third-party offer has been made to acquire Centura;

     - Centura fails to recommend that its shareholders approve the merger agreement, or engages in discussions or negotiations related to a proposal to acquire Centura; or

     - Centura's board of directors authorizes, and Centura executes, an agreement to be acquired by a third party in accordance with the terms of the merger agreement.


     In addition, each of Centura and RBC has agreed to pay the other a cash fee of $20 million if the merger agreement is terminated because it breaches the merger agreement and the party terminating the merger agreement is not itself in breach. If, however, the breach relates to any of the events described above, Centura will be obliged to pay RBC the $100 million fee instead of the $20 million fee.



WE HAVE ENTERED INTO A STOCK OPTION AGREEMENT (PAGE 57)



     As an inducement to enter into the merger agreement, Centura granted to RBC an option to purchase up to 19.9% of its outstanding shares of common stock at a price of $44.69 per share, which is the closing price of Centura common stock on the day prior to public announcement of the merger agreement, under the circumstances described in the stock option agreement.


     Centura granted the option to RBC in order to increase the likelihood that the merger would be completed. The option could discourage other companies from proposing a competing offer to acquire Centura before the merger is completed.

     RBC cannot exercise its option unless particular events occur related to agreements to engage in business combinations or acquisition transactions other than the merger. Neither Centura nor RBC is aware of any event that has occurred as of the date of this document that would allow RBC to exercise its option.

     The stock option agreement is attached to this document as Appendix B.

CENTURA'S DIRECTORS AND OFFICERS MAY HAVE INTERESTS IN THE MERGER THAT DIFFER
  FROM YOUR INTERESTS (PAGE 42)



     When you consider the recommendation of the Centura board of directors that you vote in favor of approval of the merger agreement, you should be aware that a number of executive officers and members of Centura's board have interests in the merger that are different from, and in addition to, your interests as a shareholder. Their additional interests arise primarily in connection with benefits under current plans or employment agreements or, for certain executives, their continued employment following the consummation of the merger and the compensation they will receive in connection with that employment. In connection with signing the merger agreement, Centura entered into new employment agreements with a number of executive officers, which provide benefits that are effective only upon completion of the merger. Pursuant to these arrangements, the executives as a group will receive a lump sum award at closing of $150,000, in the aggregate, upon completion of the merger, and will be eligible to earn an additional $16,000,000, in the aggregate, in retention bonuses payable on the third anniversary of the completion of the merger, if the executive is still employed on that date.



THERE ARE REQUIRED REGULATORY APPROVALS TO COMPLETE THE MERGER (PAGE 35)


     The merger cannot be completed unless it is approved by the Board of Governors of the Federal Reserve System. Once the Federal Reserve Board approves the merger, there will be a waiting period from 15 to 30 days before we can complete it. During that time, the U.S. Department of Justice can challenge the merger.

     In Canada, the merger must be approved by the Minister of Finance (Canada) and the Office of the Superintendent of Financial Institutions.


     The merger is also subject to the approval of, or notice to, state and other regulatory authorities in the United States and Canada. RBC has filed all of the required applications and notices with the Federal Reserve Board and these other U.S. and Canadian regulatory authorities.



     As of the date of this document, RBC has not yet received the required approvals. Although

RBC believes that it will be able to obtain these regulatory approvals, RBC cannot be certain whether these approvals will be obtained within the period of time contemplated by the merger agreement or on conditions that would not be detrimental to the combined company, or at all.



THE COMPANIES (PAGE 71)


Centura Banks, Inc.

Centura Banks, Inc.
134 North Church Street
Rocky Mount, North Carolina 27804
(252) 977-4800

     Centura is a North Carolina corporation and a bank holding company, based in Rocky Mount, North Carolina. Its 3,530 employees provide a complete line of banking, investment, insurance, leasing and asset management services to individuals and businesses in North Carolina, South Carolina and the Hampton Roads Region of Virginia. On December 31, 2000, Centura and its subsidiaries had consolidated assets of $11.5 billion, consolidated total deposits of $7.7 billion and consolidated shareholders' equity of $956 million.

Royal Bank of Canada

Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
(416) 974-5151


     RBC is a Canadian chartered bank that ranks as Canada's largest financial institution as measured by assets, revenues and net income as of October 31, 2000, and as the eighth largest bank in North America as measured by assets as of October 31, 2000. Its 54,000 employees provide a broad range of banking and financial services and products in Canada and internationally. RBC and its subsidiaries engage principally in personal and commercial banking, insurance products, investment and trust services, corporate and investment banking and on-line banking and transaction-based services, including custody. As of October 31, 2000, RBC had consolidated assets of C$294 billion (U.S.$192 billion), consolidated total deposits of C$206 billion (U.S.$135 billion) and consolidated shareholders' equity of C$13 billion (U.S.$8.5 billion) under U.S. GAAP.


Rock Merger Subsidiary, Inc.



Rock Merger Subsidiary, Inc.


225 Hillsborough Street


Raleigh, North Carolina 27603


     Rock Merger Subsidiary, Inc. is a North Carolina corporation and a wholly owned subsidiary of RBC. It is organized solely for the purpose of merging with and into Centura in the merger.

COMPARATIVE PER SHARE DATA


     The following tables present unaudited historical and pro forma per share data that reflect the merger based upon the historical financial statements of RBC as at and for the year ended October 31, 2000 and as at and for the three months ended January 31, 2001 and the historical financial statements of Centura as at and for the year ended December 31, 2000 and as at and for the three months ended December 31, 2000. The pro forma data are not indicative of the results of future operations or the actual results that would have occurred had the merger been consummated at the beginning of the periods presented. You should read the data presented below together with the historical consolidated financial statements, including the related notes, of RBC that are incorporated by reference and the historical consolidated financial statements, including the related notes, of Centura that are incorporated by reference into this document. You should also read the notes and assumptions used to prepare the pro forma financial statements. See "Appendix D -- Unaudited Pro Forma Condensed Consolidated Financial Statements".



     The first and second columns in the tables below present historical per share amounts for RBC and Centura. The third and fourth columns present pro forma per share data per RBC common share. The fifth and sixth columns present pro forma equivalent data based on the number of RBC common shares to be issued in the merger. Solely for your convenience, the pro forma equivalent amounts in the fourth and sixth columns have been translated into U.S. dollars at the average exchange rate of one U.S.$ = C$1.4771 and one U.S.$ = C$1.5115, the average of the noon buying rates in New York City on the last business day of each full month for the year ended October 31, 2000 and the three months ended January 31, 2001, respectively, except for book value per RBC common share which has been translated into U.S. dollars at the spot exchange rate of one U.S.$ = C$1.5273 and one U.S.$ = C$1.4995, the noon buying rates in New York City on October 31, 2000 and January 31, 2001, respectively.



                                                      YEAR ENDED OCTOBER 31, 2000
                               --------------------------------------------------------------------------
                                                    CENTURA                          PRO FORMA EQUIVALENT
                                                 HISTORICAL PER                      PER SHARE OF CENTURA
                                                    SHARE OF                          COMMON STOCK (RBC
                               RBC HISTORICAL       CENTURA        RBC PRO FORMA      PRO FORMA PER RBC
                                  PER RBC            COMMON           PER RBC         COMMON SHARE DATA
                                COMMON SHARE         STOCK          COMMON SHARE     MULTIPLIED BY 1.684)
                               --------------    --------------    --------------    --------------------
                                     C$              U.S.$          C$      U.S.$      C$          U.S.$
Amounts under U.S. GAAP:
Income
  Basic......................       3.42              2.49          3.13     2.12      5.27         3.57
  Diluted....................       3.40              2.47          3.12     2.11      5.25         3.55
Dividends....................       1.14              1.34(1)       1.14     0.77      1.92         1.30
Book value...................      18.75             24.26         22.55    14.76     37.97        24.86
Amounts under Canadian GAAP:
Income
  Basic......................       3.53              2.49          3.22     2.18      5.42         3.67
  Diluted....................       3.51              2.47          3.20     2.17      5.39         3.65
Dividends....................       1.14              1.34(1)       1.14     0.77      1.92         1.30
Book value...................      19.10             23.76         22.85    14.96     38.48        25.19


---------------

(1) The amount presented has not been restated for mergers accounted for under the pooling-of-interests method.

                                                  THREE MONTHS ENDED JANUARY 31, 2001
                               --------------------------------------------------------------------------
                                                    CENTURA                          PRO FORMA EQUIVALENT
                                                 HISTORICAL PER                      PER SHARE OF CENTURA
                                                    SHARE OF                          COMMON STOCK (RBC
                               RBC HISTORICAL       CENTURA        RBC PRO FORMA      PRO FORMA PER RBC
                                  PER RBC            COMMON           PER RBC         COMMON SHARE DATA
                                COMMON SHARE         STOCK          COMMON SHARE     MULTIPLIED BY 1.684)
                               --------------    --------------    --------------    --------------------
                                     C$              U.S.$          C$      U.S.$      C$          U.S.$
Amounts under U.S. GAAP:
Income
  Basic......................       1.09              0.91          1.02     0.67      1.72         1.13
  Diluted....................       1.08              0.90          1.01     0.67      1.70         1.13
Dividends....................       0.33              0.34(1)       0.33     0.22      0.56         0.37
Book value...................      20.26             24.26         23.41    15.61     39.42        26.29
Amounts under Canadian GAAP:
Income
  Basic......................       1.03              0.91          0.97     0.64      1.63         1.08
  Diluted....................       1.02              0.90          0.96     0.63      1.62         1.06
Dividends....................       0.33              0.34(1)       0.33     0.22      0.56         0.37
Book value...................      20.01             23.76         23.19    15.46     39.05        26.03


---------------

(1) The amount presented has not been restated for mergers accounted for under the pooling-of-interests method.

CURRENCIES AND EXCHANGE RATES


     IN THIS PROSPECTUS, ALL REFERENCES TO "DOLLARS", "$" OR "U.S.$" MEAN THE LAWFUL CURRENCY OF THE UNITED STATES, AND ALL REFERENCES TO "CANADIAN DOLLARS" OR "C$" MEAN THE LAWFUL CURRENCY OF CANADA, UNLESS OTHERWISE INDICATED. The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for the Canadian dollar, expressed in Canadian dollars per one U.S. dollar. The "noon buying rate" is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On March 28, 2001, the noon buying rate was one U.S.$ equals C$1.5668.



                                                                                              THREE
                                                                                             MONTHS
                                                        YEAR ENDED OCTOBER 31                 ENDED
                                              ------------------------------------------   JANUARY 31,
                                               1996     1997     1998     1999     2000       2001
                                              ------   ------   ------   ------   ------   -----------
Rate at the end of period...................  1.3409   1.4099   1.5432   1.4720   1.5273     1.4995
Average rate during period(1)...............  1.3649   1.3781   1.4721   1.4948   1.4771     1.5115


---------------

(1) The average of the noon buying rates on the last business day of each full month during the relevant period.


MOST RECENT SIX MONTHS:                                        HIGH     LOW
-----------------------                                       ------   ------
September 2000..............................................  1.5070   1.4742
October 2000................................................  1.5311   1.4954
November 2000...............................................  1.5600   1.5263
December 2000...............................................  1.5458   1.4995
January 2001................................................  1.5162   1.4944
February 2001...............................................  1.5399   1.4933

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA FOR RBC


     Certain selected consolidated financial data set forth below has been derived from RBC's consolidated financial statements and related notes for the years ended October 31, 2000, 1999, 1998, 1997 and 1996. Other than the consolidated financial statements for the years ended October 31, 1997 and 1996, these consolidated financial statements have been audited by Deloitte & Touche LLP and PricewaterhouseCoopers LLP, RBC's independent auditors. This financial data should be read together with RBC's 2000 Annual Report on Form 40-F for the year ended October 31, 2000, which is incorporated herein by reference.



     The selected interim consolidated financial data set forth below as at and for the three months ended January 31, 2001 and January 31, 2000 is unaudited. This financial data should be read together with RBC's First Quarter 2001 Report to Shareholders included in RBC's Form 6-K filed March 15, 2001, which is incorporated herein by reference. See "Where You Can Find More Information" beginning on page 91.



U.S. GAAP DATA FOR RBC


(IN MILLIONS, EXCEPT PER SHARE AND PERCENTAGE AMOUNTS OR AS OTHERWISE SPECIFIED)


                                                             YEAR ENDED OCTOBER 31
                                           ---------------------------------------------------------
                                            2000      2000      1999      1998      1997      1996
                                           -------   -------   -------   -------   -------   -------
                                            U.S.$      C$        C$        C$        C$        C$
EARNINGS(1)
  Net interest income(3).................    3,593     5,307     5,152     5,101     5,032     4,675
  Non-interest revenue...................    4,522     6,680     5,491     4,997     4,288     3,266
  Gross revenues(3)......................    8,115    11,987    10,643    10,098     9,320     7,941
  Provision for credit losses............      468       691       760       575       380       570
  Non-interest expenses..................    5,164     7,628     7,141     6,510     6,071     5,167
  Net income.............................    1,495     2,208     1,725     1,772     1,654     1,330
  Return on common equity................    19.3%     19.3%     15.3%     17.6%     18.3%     15.7%
BALANCE SHEET(2)
  Loans..................................  109,875   167,812   154,050   157,392   149,955   133,643
  Assets.................................  192,532   294,054   273,298   281,074   247,079   227,477
  Deposits...............................  135,034   206,237   187,897   180,005   173,229   161,817
  Common equity..........................    7,396    11,296    10,435     9,748     8,878     8,025
CAPITAL RATIOS (CANADIAN BASIS)(4)
  Common equity to risk-adjusted
     assets..............................     7.3%      7.3%      7.1%      6.2%      5.8%      6.0%
  Tier 1 capital.........................     8.6%      8.6%      8.1%      7.4%      6.8%      7.0%
  Total capital..........................    12.0%     12.0%     11.2%     10.5%     10.0%      9.4%
CAPITAL RATIOS (U.S. BASIS)(5)
  Common equity to risk-adjusted
     assets..............................     7.2%      7.2%      7.0%      6.1%      5.8%      6.0%
  Tier 1 capital.........................     7.8%      7.8%      7.6%      6.8%      6.4%      6.8%
  Total capital..........................    11.3%     11.3%     10.7%     10.1%      9.8%      9.5%
COMMON SHARE INFORMATION(6)
  Shares outstanding (thousands)
  End of year............................  602,398   602,398   617,768   617,581   616,671   621,059
  Average basic..........................  606,389   606,389   626,158   617,324   617,812   628,242
  Average fully diluted..................  609,865   609,865   632,305   633,626   632,052   628,242
Earnings per share(1)
  Basic..................................     2.32      3.42      2.50      2.64      2.46      1.89
  Diluted................................     2.30      3.40      2.48      2.58      2.42      1.89
Share price(2)
  High(7)................................    32.00     48.88     42.13     46.10     38.23     22.20
  Low(7).................................    17.84     27.25     29.65     28.75     22.00     14.88
  Close..................................    31.62     48.30     31.73     35.55     37.68     22.15
Dividends per share(1)...................     0.77      1.14      0.94      0.88      0.76      0.67
Dividends per share (U.S.$)(8)...........     0.77      0.77      0.63      0.60      0.55      0.49
Book value per share -- year end(2)......    12.28     18.75     16.89     15.78     14.40     12.92

U.S. GAAP DATA FOR RBC


(IN MILLIONS, EXCEPT PER SHARE AND PERCENTAGE AMOUNTS OR AS OTHERWISE SPECIFIED)

                                                                THREE MONTHS ENDED JANUARY 31
                                                            -------------------------------------
                                                             2001      2001      2000      2000
                                                            -------   -------   -------   -------
                                                             U.S.$      C$       U.S.$      C$
EARNINGS(1)
  Net interest income(3)..................................      975     1,473       879     1,280
  Non-interest income.....................................    1,315     1,987     1,052     1,532
  Gross revenues(3).......................................    2,290     3,460     1,931     2,812
  Provision for credit losses.............................      164       248       119       173
  Non-interest expenses...................................    1,418     2,144     1,223     1,781
  Net income..............................................      460       695       354       515
  Return on common equity.................................    21.9%     21.9%     18.4%     18.4%
BALANCE SHEET(2)
  Loans...................................................  112,688   168,975   108,584   157,632
  Assets..................................................  204,609   306,811   187,294   271,894
  Deposits................................................  137,583   206,306   132,438   192,260
  Common equity...........................................    8,325    12,484     7,207    10,463
CAPITAL RATIOS (CANADIAN BASIS)(4)
  Common equity to risk-adjusted assets...................     7.6%      7.6%      7.1%      7.1%
  Tier 1 capital..........................................     8.3%      8.3%      8.1%      8.1%
  Total capital...........................................    11.5%     11.5%     11.4%     11.4%
CAPITAL RATIOS (U.S. BASIS)(5)
  Common equity to risk-adjusted assets...................     7.6%      7.6%      7.0%      7.0%
  Tier 1 capital..........................................     7.9%      7.9%      7.6%      7.6%
  Total capital...........................................    11.1%     11.1%     10.9%     10.9%
COMMON SHARE INFORMATION(6)
Shares outstanding (thousands)
  End of period...........................................  616,209   616,209   608,783   608,783
  Average basic...........................................  608,824   608,824   612,708   612,708
  Average fully diluted...................................  614,686   614,686   618,111   618,111
Earnings per share(1)
  Basic...................................................     0.72      1.09      0.54      0.79
  Diluted.................................................     0.71      1.08      0.54      0.78
Share price(2)
  High(7).................................................    34.98     52.45     23.90     34.70
  Low(7)..................................................    30.41     45.60     18.77     27.25
  Close...................................................    32.14     48.20     20.34     29.53
Dividends per share(1)....................................     0.22      0.33      0.19      0.27
Dividends per share (U.S.$)(1)............................     0.22      0.22      0.19      0.19
Book value per share -- period end(2).....................    13.51     20.26     11.84     17.19

CANADIAN GAAP DATA FOR RBC


(IN MILLIONS, EXCEPT PER SHARE AND PERCENTAGE AMOUNTS OR AS OTHERWISE SPECIFIED)


                                                             YEAR ENDED OCTOBER 31
                                           ---------------------------------------------------------
                                            2000      2000      1999      1998      1997      1996
                                           -------   -------   -------   -------   -------   -------
                                            U.S.$      C$        C$        C$        C$        C$
EARNINGS(1)
  Net interest income(3).................    3,593     5,307     5,155     5,101     5,032     4,675
  Other income...........................    4,558     6,732     5,480     4,985     4,279     3,266
  Gross revenues(3)......................    8,150    12,039    10,635    10,086     9,311     7,941
  Provision for credit losses............      468       691       760       575       380       440
  Non-interest expenses..................    5,132     7,581     7,060     6,399     6,053     5,112
  Net income.............................    1,540     2,274     1,757     1,824     1,679     1,430
  Return on common equity................    19.8%     19.8%     15.6%     18.4%     19.3%     17.6%
BALANCE SHEET(2)
  Loans..................................  113,041   172,647   163,227   165,254   156,267   135,791
  Assets.................................  189,707   289,740   270,650   274,399   244,774   231,498
  Deposits...............................  132,846   202,896   187,897   180,005   173,229   161,817
  Common equity..........................    7,532    11,504    10,606     9,748     8,606     7,662
CAPITAL RATIOS (CANADIAN BASIS)(4)
  Common equity to risk-adjusted
     assets..............................     7.3%      7.3%      7.1%      6.2%      5.8%      6.0%
  Tier 1 capital.........................     8.6%      8.6%      8.1%      7.4%      6.8%      7.0%
  Total capital..........................    12.0%     12.0%     11.2%     10.5%     10.0%      9.4%
CAPITAL RATIOS (U.S. BASIS)(5)
  Common equity to risk-adjusted
     assets..............................     7.2%      7.2%      7.0%      6.1%      5.8%      6.0%
  Tier 1 capital.........................     7.8%      7.8%      7.6%      6.8%      6.4%      6.8%
  Total capital..........................    11.3%     11.3%     10.7%     10.1%      9.8%      9.5%
COMMON SHARE INFORMATION(6)
Shares outstanding (thousands)
  End of year............................  602,398   602,398   617,768   617,581   616,671   621,059
  Average basic..........................  606,389   606,389   626,158   617,324   617,812   628,242
  Average fully diluted..................  609,865   609,865   632,305   633,626   632,052   628,242
Earnings per share(1)
  Basic..................................     2.39      3.53      2.55      2.72      2.50      2.05
  Diluted................................     2.38      3.51      2.53      2.67      2.46      2.05
Share price(2)
  High(7)................................    32.00     48.88     42.13     46.10     38.23     22.20
  Low(7).................................    17.84     27.25     29.65     28.75     22.00     14.88
  Close..................................    31.62     48.30     31.73     35.55     37.68     22.15
Dividends per share(1)...................     0.77      1.14      0.94      0.88      0.76      0.67
Dividends per share (U.S.$)(8)...........     0.77      0.77      0.63      0.60      0.55      0.49
Book value per share -- year end(2)......    12.51     19.10     17.17     15.78     13.96     12.34

CANADIAN GAAP DATA FOR RBC


(IN MILLIONS, EXCEPT PER SHARE AND PERCENTAGE AMOUNTS OR AS OTHERWISE SPECIFIED)


                                                                THREE MONTHS ENDED JANUARY 31
                                                            -------------------------------------
                                                             2001      2001      2000      2000
                                                            -------   -------   -------   -------
                                                             U.S.$      C$       U.S.$      C$
EARNINGS(1)
  Net interest income(3)..................................      970     1,466       879     1,280
  Other income............................................    1,342     2,028     1,056     1,538
  Gross revenue(3)........................................    2,312     3,494     1,936     2,818
  Provision for credit losses.............................      164       248       119       173
  Non-interest expenses...................................    1,430     2,162     1,208     1,759
  Net income..............................................      437       661       362       527
  Return on common equity.................................    20.8%     20.8%     18.7%     18.7%
BALANCE SHEET(2)
  Loans...................................................  119,367   178,991   111,534   161,914
  Assets..................................................  201,340   301,910   185,996   270,010
  Deposits................................................  135,460   203,122   131,405   190,760
  Common equity...........................................    8,224    12,332     7,329    10,640
CAPITAL RATIOS (CANADIAN BASIS)(4)
  Equity to risk-adjusted assets..........................     7.6%      7.6%      7.1%      7.1%
  Tier 1 capital..........................................     8.3%      8.3%      8.1%      8.1%
  Total capital...........................................    11.5%     11.5%     11.4%     11.4%
CAPITAL RATIOS (U.S. BASIS)(5)
  Equity to risk-adjusted assets..........................     7.6%      7.6%      7.0%      7.0%
  Tier 1 capital..........................................     7.9%      7.9%      7.6%      7.6%
  Total capital...........................................    11.1%     11.1%     10.9%     10.9%
COMMON SHARE INFORMATION(6)
Shares outstanding (thousands)
  End of period...........................................  616,209   616,209   608,783   608,783
  Average basic...........................................  608,824   608,824   612,708   612,708
  Average fully diluted...................................  614,686   614,686   618,111   618,111
Earnings per share(1)
  Basic...................................................     0.68      1.03      0.56      0.81
  Fully diluted...........................................     0.67      1.02      0.55      0.80
Share price(2)
  High(7).................................................    34.98     52.45     23.90     34.70
  Low(7)..................................................    30.41     45.60     18.77     27.25
  Close...................................................    32.14     48.20     20.34     29.53
Dividends per share(1)....................................     0.22      0.33      0.19      0.27
Dividends per share (US$)(1)..............................     0.22      0.22      0.19      0.19
Book value per share -- period end(2).....................    13.34     20.01     12.04     17.48


---------------


(1) Canadian dollar amounts have been translated into U.S. dollars at the average exchange rates of one U.S.$ = C$1.4771, one U.S.$ = C$1.5115 and one U.S.$ = C$1.4559, the average of the noon buying rates in New York City on the last business day of each full month during the year ended October 31, 2000, the three months ended January 31, 2001 and the three months ended January 31, 2000, respectively.



(2) Canadian dollar amounts have been translated into U.S. dollars at the end of period exchange rates of one U.S.$ = C$1.5273, one U.S.$ = C$1.4995 and one U.S.$ = C$1.4517, the noon buying rates in New York City on October 31, 2000, January 31, 2001 and January 31, 2000, respectively.

(3) Taxable equivalent basis represents the effects of grossing up tax-exempt income earned on certain securities to an equivalent before-tax basis to ensure uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.

(4) Represents capital ratios under guidelines issued by the Superintendent of Financial Institutions Canada, calculated based on Canadian GAAP financial information.

(5) Represents capital ratios under guidelines issued by the Board of Governors of the Federal Reserve System in the United States, calculated based on U.S. GAAP financial information.

(6) Per share and outstanding share amounts have been restated to give effect to the two-for-one share split effected by way of a stock dividend paid in October 2000.

(7) Intra-day price.


(8) Dividends per share have been translated into U.S. dollars at the exchange rate of one U.S.$ = C$1.4771, one U.S.$ = C$1.4948, one U.S.$ = C$1.4721,
    one U.S.$ = C$1.3781 and one U.S.$ = C$1.3649, the average of the noon buying rates in New York City on the last business day of each full month during the year ended October 31, 2000, 1999, 1998, 1997 and 1996, respectively.



SUPPLEMENTAL FINANCIAL INFORMATION OF RBC



     RBC had accruing loans 90 days past due totaling C$267 million and C$224 million as at January 31, 2001 and October 31, 2000, respectively, under both U.S. and Canadian GAAP.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA FOR CENTURA


     Certain selected consolidated financial data set forth below at December 31, 2000, 1999, 1998, 1997 and 1996 and for each of the years ended December 31, 2000, 1999, 1998, 1997 and 1996 has been derived from Centura's consolidated financial statements and the related notes. Other than the consolidated financial statements for the year ended December 31, 1996, these consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Centura's independent auditors. This financial data should be read together with Centura's annual report on Form 10-K for the year ended December 31, 2000, which is incorporated herein by reference.


U.S. GAAP DATA FOR CENTURA


UNAUDITED



  (IN MILLIONS, EXCEPT PER SHARE AND PERCENTAGE AMOUNTS OR AS OTHERWISE
  SPECIFIED)



                                                                  YEAR ENDED DECEMBER 31
                                                        ------------------------------------------
                                                         2000     1999     1998     1997     1996
                                                        ------   ------   ------   ------   ------
                                                        U.S. $   U.S. $   U.S. $   U.S. $   U.S. $
EARNINGS
  Net interest income(1)..............................     430      431      404      366      333
  Non-interest income.................................     146      171      158      128      108
  Gross revenues(1)...................................     576      602      562      494      441
  Provision for credit losses.........................      32       41       21       19       12
  Non-interest expenses...............................     379      352      344      302      288
  Net income..........................................      99      130      122      107       84
  Return on common equity.............................   11.1%    15.1%    15.3%    15.3%    13.4%
BALANCE SHEET
  Loans...............................................   7,672    7,442    7,056    6,279    5,518
  Assets..............................................  11,482   11,387   10,919    9,757    8,499
  Deposits............................................   7,707    7,897    7,702    7,328    6,506
  Common equity.......................................     956      860      839      735      652
CAPITAL RATIOS(2)
  Common equity to risk-adjusted assets...............   10.8%    10.1%    10.4%    11.8%    12.9%
  Tier 1 capital......................................   10.4%    10.4%    10.2%    10.7%     9.8%
  Total capital.......................................   12.7%    12.6%    10.9%    11.4%    10.4%
COMMON SHARE INFORMATION
Shares outstanding (thousands)
  End of year.........................................  39,427   39,496   39,651   38,733   38,206
  Average basic.......................................  39,706   39,730   39,416   38,586   38,119
  Average diluted.....................................  39,986   40,368   40,331   39,561   39,112
Earnings per share
  Basic...............................................    2.49     3.28     3.10     2.76     2.19
  Diluted.............................................    2.47     3.23     3.03     2.70     2.14
Share price
  High(3).............................................  48.250   73.875   75.500   69.000   47.000
  Low(3)..............................................  31.125   39.625   56.000   35.750   33.875
  Close...............................................  48.250   44.125   74.375   69.000   44.625
Dividends per share(4)................................    1.34     1.25     1.14     1.06     1.00
Book value per share -- year end......................   24.26    21.77    21.17    18.97    17.08

---------------

(1) Taxable equivalent basis represents the effects of grossing up tax-exempt income earned on certain securities to an equivalent before-tax basis to ensure uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.

(2) Represents capital ratios under guidelines issued by the United States Board of Governors of the Federal Reserve System, calculated on U.S. GAAP financial information.

(3) Intra-day price.


(4) The amounts presented have not been restated for mergers accounted for under the pooling-of-interests method.

SELECTED PRO FORMA FINANCIAL DATA FOR RBC AND CENTURA



     Certain selected pro forma financial information as at and for the year ended October 31, 2000, and the selected pro forma financial information as at and for the three months ended January 31, 2001, is derived from the pro forma condensed consolidated financial statements as at and for the year ended October 31, 2000, and the pro forma condensed consolidated financial statements as at and for the three months ended January 31, 2001, respectively. The pro forma data are not indicative of the results of future operations or the actual results that would have occurred had the merger been consummated at the beginning of the periods presented. You should read the data presented below together with the historical consolidated financial statements, including the related notes, of RBC that are incorporated by reference and the historical consolidated financial statements, including the related notes, of Centura that are incorporated by reference into this document. You should also read the notes and assumptions used to prepare the pro forma financial statements. See "Appendix D -- Unaudited Pro Forma Condensed Consolidated Financial Statements".



U.S. GAAP PRO FORMA DATA


UNAUDITED
  (IN MILLIONS, EXCEPT PER SHARE AND PERCENTAGE AMOUNTS OR AS OTHERWISE
  SPECIFIED)


                                                            THREE MONTHS ENDED       YEAR ENDED
                                                             JANUARY 31, 2001     OCTOBER 31, 2000
                                                            -------------------   -----------------
                                                             U.S.$        C$       U.S.$      C$
                                                            --------   --------   -------   -------
EARNINGS(1)
  Net interest income.....................................    1,076      1,626      4,132     6,103
  Non-interest revenue....................................    1,356      2,050      5,712     8,437
  Gross revenues..........................................    2,432      3,676      9,844    14,540
  Provision for credit losses.............................      171        258        500       738
  Non-interest expenses...................................    1,526      2,306      6,699     9,895
  Net income..............................................      476        720      1,544     2,281
  Return on common equity.................................     17.5%      17.5%      14.4%     14.4%
BALANCE SHEET(2)
  Loans...................................................  119,155    178,673    117,843   179,981
  Assets..................................................  217,719    326,470    210,718   321,830
  Deposits................................................  145,432    218,076    142,825   218,137
  Common equity...........................................   10,659     15,983     10,056    15,358
CAPITAL RATIOS (CANADIAN BASIS)(3)
  Common equity to risk-adjusted assets...................     9.0%       9.0%       8.9%      8.9%
  Tier 1 capital..........................................     8.4%       8.4%       8.3%      8.3%
  Total capital...........................................    11.5%      11.5%      11.5%     11.5%
CAPITAL RATIOS (U.S. BASIS)(4)
  Common equity to risk-adjusted assets...................     9.0%       9.0%       8.8%      8.8%
  Tier 1 capital..........................................     8.1%       8.1%       7.7%      7.7%
  Total capital...........................................    11.3%      11.3%      10.8%     10.8%
COMMON SHARE INFORMATION
Shares outstanding (thousands)
  End of period...........................................  682,710    682,710    681,204   681,204
  Average basic...........................................  675,325    675,325    685,195   685,195
  Average fully diluted...................................  681,187    681,187    689,040   689,040
Earnings per share(1)
  Basic...................................................     0.67       1.02       2.12      3.13
  Diluted.................................................     0.67       1.01       2.11      3.12
Share price(2)
  High....................................................    34.98      52.45      32.00     48.88
  Low.....................................................    30.41      45.60      17.84     27.25
  Close...................................................    32.14      48.20      31.62     48.30
Dividends per share(1)....................................     0.22       0.33       0.77      1.14
Book value per share--end of period(2)....................    15.61      23.41      14.76     22.55

CANADIAN GAAP PRO FORMA DATA


UNAUDITED
  (IN MILLIONS, EXCEPT PER SHARE AND PERCENTAGE AMOUNTS AS OTHERWISE SPECIFIED)


                                                      THREE MONTHS ENDED        YEAR ENDED
                                                       JANUARY 31, 2001      OCTOBER 31, 2000
                                                      ------------------    ------------------
                                                       U.S.$       C$        U.S.$       C$
                                                      -------    -------    -------    -------
EARNINGS(1)
  Net interest income.............................      1,071      1,619      4,132      6,103
  Non-interest revenue............................      1,383      2,091      5,747      8,489
  Gross revenues..................................      2,454      3,710      9,879     14,592
  Provision for credit losses.....................        171        258        500        738
  Non-interest expenses...........................      1,538      2,324      6,671      9,853
  Net income......................................        454        686      1,586      2,342
  Return on common equity.........................      16.6%      16.6%      14.8%      14.8%
BALANCE SHEET(2)
  Loans...........................................    127,141    190,648    122,278    186,755
  Assets..........................................    214,447    321,563    207,933    317,576
  Deposits........................................    143,309    214,892    140,638    214,796
  Common equity...................................     10,558     15,831     10,192     15,566
CAPITAL RATIOS (CANADIAN BASIS)(3)
  Common equity to risk-adjusted assets...........       9.0%       9.0%       8.9%       8.9%
  Tier 1 capital..................................       8.4%       8.4%       8.3%       8.3%
  Total capital...................................      11.5%      11.5%      11.5%      11.5%
CAPITAL RATIOS (U.S. BASIS)(4)
  Common equity to risk-adjusted assets...........       9.0%       9.0%       8.8%       8.8%
  Tier 1 capital..................................       8.1%       8.1%       7.7%       7.7%
  Total capital...................................      11.3%      11.3%      10.8%      10.8%
COMMON SHARE INFORMATION
Shares outstanding (thousands)
  End of period...................................    682,710    682,710    681,204    681,204
  Average basic...................................    675,325    675,325    685,195    685,195
  Average fully diluted...........................    681,187    681,187    689,040    689,040
Earnings per share(1)
  Basic...........................................       0.64       0.97       2.18       3.22
  Diluted.........................................       0.63       0.96       2.17       3.20
Share price(2)
  High............................................      34.98      52.45      32.00      48.88
  Low.............................................      30.41      45.60      17.84      27.25
  Close...........................................      32.14      48.20      31.62      48.30
Dividends per share(1)............................       0.22       0.33       0.77       1.14
Book value per share -- end of period(2)..........      15.46      23.19      14.96      22.85


---------------


(1) Canadian dollar amounts have been translated into U.S. dollars at the average exchange rates of one U.S.$ = C$1.4771 and one U.S.$ = C$1.5115, the average of the noon buying rates in New York City on the last business day of each full month for the year ended October 31, 2000, and the three months ended January 31, 2001, respectively.



(2) Canadian dollar amounts have been translated into U.S. dollars at the end of period exchange rates of one U.S.$ = C$1.5273 and one U.S.$ = C$1.4995, the noon buying rates in New York City on October 31, 2000 and January 31, 2001, respectively.



(3)Represents capital ratios under guidelines issued by the Superintendent of Financial Institutions Canada, calculated based on Canadian GAAP financial information.



(4)Represents capital ratios under guidelines issued by the Board of Governors of the Federal Reserve System in the United States, calculated based on U.S. GAAP financial information.

                              RECENT DEVELOPMENTS


     On November 1, 2000, RBC acquired Liberty Life Insurance Company and Liberty Insurance Services Corporation, which were the insurance subsidiaries, and certain other subsidiaries of The Liberty Corporation of Greenville, South Carolina. The Liberty Corporation received proceeds of approximately U.S.$650 million, consisting of a dividend from Liberty Life Insurance Company of U.S.$70 million and the balance in cash from RBC. The transaction has been accounted for using the purchase method and the excess of the purchase price over the estimated fair value of the net tangible assets acquired, which is U.S.$68 million (U.S.$111 million under Canadian GAAP) as at the quarter ended January 31, 2001, was first allocated to identifiable intangible assets, with the residual excess allocated to goodwill, which will be amortized over 15 years. Subsequent to January 31, 2001, the amount of goodwill was adjusted to U.S. $89 million (U.S.$128 million under Canadian GAAP), reflecting changes to the allocations in the purchase equation as a result of additional information.



     On January 10, 2001, RBC acquired Dain Rauscher Corporation by way of an all cash merger. Each share of Dain Rauscher common stock was converted into the right to receive U.S.$95.00 in cash. The transaction is valued at U.S.$1.227 billion. The transaction has been accounted for using the purchase method and the excess of the purchase price over the estimated fair value of the net tangible assets acquired, which is approximately U.S.$996 million (same under Canadian GAAP) as at the quarter ended January 31, 2001, was first allocated to identifiable intangible assets, with the residual excess allocated to goodwill, which will be amortized over 20 years. Subsequent to January 31, 2001, the amount of goodwill was adjusted to U.S.$1,030 million, reflecting changes to the allocations in the purchase equation as a result of additional information.



     In December 2000, RBC issued C$750 million of a second series of Trust Capital Securities, referred to as RBC TruCS, an innovative form of Tier 1 capital, which are reported as a non-controlling interest in a subsidiary on the consolidated balance sheet. RBC TruCS provide a yield of 7.183%, paid semi-annually on the last day of June and December. The semi-annual distribution is charged to non-controlling interest in net income of a subsidiary on the consolidated income statement.


     In December 2000, RBC issued 12,305,000 common shares for C$576 million. The issue costs net of taxes were $10 million.

     On January 22, 2001, RBC issued C$500 million of subordinated debentures. Interest is payable semi-annually at an annualized rate of 6.10% until January 22, 2008 and thereafter at a rate of 1.00% above the 90-day Bankers' Acceptance Rate.

     On February 13, 2001, RBC issued C$125 million of subordinated debentures. Interest is payable semi-annually at an annualized rate of 5.50% until February 13, 2006 and thereafter at a rate of 1.00% above the 90-day Bankers' Acceptance Rate.

                              THE SPECIAL MEETING

GENERAL


     This document is being furnished to Centura shareholders as part of the solicitation of proxies by the Centura board of directors for use at the special meeting to be held on Thursday, May 3, 2001, starting at 4:00 p.m., at Centura Center, Building #2, 1405 Hardee's Boulevard, Rocky Mount, North Carolina 27804. The purpose of the special meeting is for the holders of Centura common stock to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of January 26, 2001, by and between Centura and RBC. A copy of the merger agreement is attached to this document as Appendix A. This document and the enclosed form of proxy are first being mailed to Centura shareholders on or about April 4, 2001.


RECORD DATE AND VOTING


     As of the close of business on March 23, 2001, there were outstanding 39,618,785 shares of Centura common stock, without par value. Each share of Centura common stock outstanding as of the close of business on March 23, 2001 entitles the holder to one vote on any matter to be considered at the special meeting.


     The presence, in person or by proxy, of a majority of the outstanding shares of Centura common stock is required for a quorum for the transaction of business at the special meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum.

     Any shares of Centura common stock held in treasury by Centura or by any of its subsidiaries are not considered to be outstanding for purposes of determining a quorum.

PROXIES; REVOCATION

     If you vote your shares of Centura common stock by signing a proxy card, your shares will be voted at the special meeting as you indicate on your proxy card. If no instructions are indicated on your signed proxy card, your shares of Centura common stock will be voted "FOR" approval of the merger agreement. If you vote your shares of Centura common stock through the internet or by telephone, your shares will be voted at the special meeting as you instruct. If your shares are held in street name, you should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

     You may revoke your proxy at any time before the vote at the special meeting by submitting a written revocation to the Secretary of Centura at 134 North Church Street, Rocky Mount, North Carolina 27804, or by submitting a new proxy, in either case, dated after the date of the proxy that is being revoked. In addition, a proxy may also be revoked by voting in person at the special meeting. Simply attending the special meeting without voting will not revoke your proxy.


     Participants in the Centura Banks, Inc. 401(k) Plan who have shares of Centura common stock allocated to their plan accounts will be given the opportunity to vote or direct the trustee of the plan as to how the shares held for their benefit should be voted. Shares as to which voting instructions are not received and any unallocated shares will be voted by the trustee, which is Centura Bank, or an independent fiduciary retained by Centura for this purpose, in its discretion. Centura Bank may also retain an independent fiduciary to vote Centura common stock it holds in other fiduciary accounts.


     Your board of directors is not currently aware of any other business to be brought before the special meeting. If, however, other matters are properly brought before the special meeting or there is a proposal for an adjournment or postponement of the special meeting, the individuals appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment.


     The solicitation of proxies will occur primarily by mail but may include telephone or oral communications by regular employees of Centura and its subsidiaries acting without special compensation.

Centura also will request that persons and entities holding shares that are registered in their own names or in the names of their nominees but that are beneficially owned by others send proxy materials to, and obtain proxies from, those beneficial owners. All expenses involved in the solicitation of proxies by the Centura board of directors will be paid by Centura and will include reimbursement of brokerage firms and others for expenses in forwarding proxy solicitation material to the beneficial owners of shares of Centura common stock. Centura has retained Morrow & Co., Inc. to assist it in the solicitation of proxies, using the means referred to above, at an anticipated cost of $7,500, plus reimbursement of out-of-pocket expenses.


REQUIRED VOTE

     The affirmative vote of the holders of a majority of outstanding shares of Centura common stock entitled to vote at the special meeting is necessary for approval of the merger agreement.


     As of March 23, 2001, the directors and executive officers of Centura owned, in the aggregate, 2,717,682 shares of Centura common stock, or less than 6.9% of the shares of Centura common stock outstanding on that date. To Centura's knowledge, the directors and executive officers at Centura intend to vote "FOR" approval of the merger agreement.



     Under the rules of the New York Stock Exchange, brokers who hold shares in street name for customers have the authority to vote on "routine" proposals when they have not received instructions from beneficial owners. Under the rules of the New York Stock Exchange, brokers are precluded from exercising their voting discretion with respect to the approval of non-routine matters such as approval of the merger agreement and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares with respect to the approval of non-routine proposals (i.e., "broker non-votes"). Abstentions and properly executed broker non-votes will be treated as shares that are present and entitled to vote at the special meeting for purposes of determining whether a quorum exists and will have the same effect as votes "AGAINST" approval of the merger agreement.


ADJOURNMENTS OR POSTPONEMENTS

     Although it is not expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment or postponement may be made without notice, including by an announcement made at the special meeting, with the approval of the holders of a majority of the voting power represented by the outstanding shares of Centura common stock present in person or represented by proxy at the special meeting, whether or not a quorum exists. Any signed proxies received by Centura will be voted in favor of an adjournment or postponement in these circumstances unless a written note on the proxy by the shareholder directs otherwise. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Centura shareholders who have already sent in their proxies to revoke them at any time before they are used.

                                   THE MERGER

BACKGROUND OF THE MERGER


     In recent years, the members of the group management committee of RBC have met on numerous occasions to discuss potential strategic options available to RBC. The current members of RBC's group management committee are listed under "Directors and Executive Officers of RBC", beginning on page 74. The discussions involved a review of changes in the Canadian banking industry, the availability of expansion opportunities in Canada, the trend of expansion into the United States by Canadian financial services companies, and recent mergers and acquisitions of financial institutions both in Canada and the United States. During the same period, members of the group management committee discussed these matters and trends with representatives of Credit Suisse First Boston, RBC's financial advisor, on several occasions. During the course of these discussions, Credit Suisse First Boston and representatives of RBC discussed potential acquisition candidates in the United States, with emphasis on expansion opportunities afforded by acquiring a regional bank in the southeastern part of the United States, which RBC viewed as an area of particularly strong growth and development. These discussions culminated in a determination that an acquisition of Centura might best fulfill RBC's strategic goal to expand into the southeastern part of the United States.


     Over the last several years, Centura's management and board of directors have periodically considered various strategic alternatives, including potential business combinations, as well as various strategies for maximizing its performance as an independent company.


     On September 12, 2000, James Rager, Vice Chairman of RBC, called Cecil W. Sewell, Jr., Centura's President and Chief Executive Officer, by telephone and introduced subjects related to the banking industry and a possible meeting between the two of them. The discussion included general banking issues and developments and RBC's and Centura's respective positions in the banking industry. No specific transaction between RBC and Centura was discussed during the phone call. A large number of subsequent conversations and meetings involving representatives of the two companies took place following this initial contact; the following paragraphs describe the most significant conversations and meetings.



     On October 10 and 11, 2000, Mr. Rager visited Centura's headquarters in Rocky Mount, North Carolina, and engaged in a series of discussions with Mr. Sewell, Scott M. Custer, President of the general banking operations, Steven J. Goldstein, Centura's chief financial officer, and H. Kel Landis, III, President of Centura Bank, to explore generally the possibility of a combination between RBC and Centura. No negotiations regarding the terms of a potential transaction took place during the two-day series of meetings.



     On October 13, 2000, Mr. Sewell held a telephonic discussion with representatives of Credit Suisse First Boston. Centura was familiar with those representatives because they had acted for Credit Suisse First Boston in providing financial advisory services to Centura on various matters in the past. This discussion covered the matters discussed by Mr. Sewell and Mr. Rager and the possibility of a combination of RBC and Centura.



     On November 6, 2000, members of Centura's Credit Suisse First Boston team met with Messrs. Sewell, Goldstein and Landis in Rocky Mount to discuss RBC's indication of interest in Centura as well as other strategic options for Centura.


     On November 9 and 10, 2000, Michael S. Patterson, Chairman of Centura's board, and the Centura management team, comprising Messrs. Sewell, Landis, Goldstein, and Custer, visited RBC's headquarters in Toronto to review RBC's operations and to hold general discussions with RBC representatives. No negotiations took place at this two-day series of meetings, although all participants continued to express interest in a transaction.


     On November 15, 2000, Mr. Sewell informed the Executive Committee of the Centura board of directors of the conversations with RBC.

     On December 4, 2000, Mr. Rager returned to Rocky Mount for another visit with the Centura management team. Mr. Rager reviewed RBC's plans with Centura management, but no negotiations took place. Members of the senior management of RBC and Centura continued to exchange and review confidential information in order to determine whether to commence negotiations. Also during this period, RBC continued to consult with its team of advisors at Credit Suisse First Boston regarding the potential value of Centura, and Centura consulted with its own team of advisors within Credit Suisse First Boston on similar issues.



     On December 19, 2000, representatives of Centura's Credit Suisse First Boston team met with Messrs. Sewell, Landis and Goldstein in Rocky Mount to review a valuation analysis of Centura, an overview of RBC, an affordability analysis of a transaction with RBC and an affordability analysis of other potential strategic partners.



     On December 20, 2000, Centura's Executive Committee met and received a briefing from Mr. Sewell about the progress of discussions between Centura and RBC to that point. The Executive Committee received Mr. Sewell's report and authorized him to continue investigating whether a business combination between Centura and RBC was feasible.


     On January 3, 2001, John Cleghorn, RBC's Chairman and Chief Executive Officer, Peter Currie, RBC's Vice-Chairman and Chief Financial Officer, and Mr. Rager visited Rocky Mount to view selected facilities of Centura in North Carolina. Following this trip, Mr. Rager and Mr. Currie continued discussions with Mr. Sewell and Mr. Goldstein concerning a possible acquisition transaction.


     Centura continued to receive financial advice from its team of advisors at Credit Suisse First Boston, and retained Keefe, Bruyette & Woods, Inc., or "Keefe Bruyette," as financial advisor on January 8, 2001. Keefe Bruyette had worked with Centura from time to time with respect to other acquisition opportunities. Both Credit Suisse First Boston and Keefe Bruyette were asked to review and advise Centura regarding the financial aspects of the proposed transaction. It was determined that the opinion respecting the fairness of the transaction, from a financial point of view, if one should be provided, would be furnished by Keefe Bruyette.



     On January 9 and 10, 2001, a Centura management team comprising Messrs. Landis, Goldstein, Custer and William H. Wilkerson, President of Centura, met in Toronto with high level management officials of RBC to discuss policy related issues involved in any possible combination.



     On January 12, 2001, RBC and Centura entered into a confidentiality agreement to permit the exchange of confidential due diligence information. RBC and Centura then began to exchange certain high-level business and financial information, consisting of interim financial results, information about the operational structure of each company, and information regarding the strategic plans of each company.


     From January 10 to 23, 2001, RBC had a team of its employees, accountants, financial advisors and attorneys perform a due diligence review of Centura. During the same time, representatives from Centura, as well as its accountants, financial advisors and attorneys, performed a due diligence review of RBC.

     On January 17, 2001, Mr. Cleghorn and Mr. Rager met with Centura's Executive Committee to discuss various aspects of a possible business combination with RBC, but the presentation by the RBC senior management team did not include discussion of an exchange ratio.


     On January 21, 2001, the parties and their financial advisors and attorneys began negotiating the merger agreement and the stock option agreement.



     On January 22, 2001, Centura's Executive Committee met and discussed a possible business combination with RBC, including for the first time possible financial terms, which included a range for the exchange ratio, and discussed the effects of the proposed transaction, including the potential benefits to Centura, its shareholders, customers and employees. In addition, the Executive Committee discussed possible conditions to consummation of the proposed transaction, including shareholder and regulatory approvals, and the expected accounting and tax treatment of the proposed transaction.

     On January 23, 2001, the RBC board of directors met and made decisions about the terms of the transaction then under discussion. On a conference call on January 24, 2001, the parties discussed some of the principal terms of the proposed transaction. Among the terms discussed were a proposed exchange ratio of 1.684 RBC common shares for each Centura share and RBC's requirement that Centura grant an option for 19.9% of Centura's outstanding stock to RBC, exercisable at the closing price of Centura shares on the date prior to public announcement of the transaction.



     On January 24, 2001, the Centura Executive Committee met to receive a report from Mr. Sewell on the status of negotiations. Mr. Sewell reported that the RBC board of directors had authorized a fixed exchange ratio of 1.684 RBC common shares for each share of Centura stock; would require an option for shares equal to 19.9% of Centura's outstanding stock; would give Centura a right to terminate based on a decline in RBC stock when compared to a peer group of Canadian bank stocks; and had offered a seat on the RBC board to Mr. Sewell. The Centura Executive Committee received this report as well as a report from a representative of Keefe Bruyette on due diligence activities. Following a discussion, the Centura Executive Committee recommended the terms of the transaction to the Centura board of directors. At or about that time, Centura also entered into an engagement letter with Credit Suisse First Boston formally retaining it to provide financial advisory services in connection with the transaction, in addition to those provided by Keefe Bruyette.



     On January 25, 2001, the Centura board of directors met to consider the proposed transaction. The board was furnished with drafts of the merger agreement, the stock option agreement, a copy of the presentation concerning the fairness of the transaction by Keefe Bruyette, and two legal memoranda prepared by Centura's legal advisors, one discussing the directors' fiduciary duties and responsibilities under federal and state laws, and the other summarizing the terms of the merger agreement. Centura's legal advisors and Keefe Bruyette were present to review and discuss terms of the proposed merger transaction. The meeting began with an extensive introductory statement by Mr. Sewell, in which he briefed the board on the background and Centura's reasons for the proposed transaction. He explained that the continuing expansion of Centura, given its relative size to other financial services companies located in the southeast, would be difficult, and that affiliation with RBC would give Centura the financial resources necessary to expand into other markets. He also reviewed Centura's investigation of RBC, which had resulted in the conclusion that RBC was a strong financial institution whose stock would be attractive to Centura shareholders.



     Subsequently, representatives of Keefe Bruyette reviewed the proposed transaction with the Centura board. The review included an overview of RBC, the market's perception of RBC, RBC's capital and asset quality, a brief review of the Canadian economy and banking system, an analysis of recent RBC acquisition transactions in the United States and the personal, commercial, corporate investment banking and wealth management services offered by RBC. The advisors reviewed the proposed transaction, including the fact that the proposed exchange ratio was 1.684 RBC common shares for each Centura share, that it was a stock transaction without a limit on the value of the stock to be received by Centura shareholders in the merger, that Centura would grant RBC a stock option to purchase up to 19.9% of Centura's outstanding common stock, that Centura had negotiated a provision that would allow Centura to terminate the merger agreement if RBC's stock price decreased substantially, that the transaction would be accounted for as a purchase, and that Mr. Sewell was being offered a seat on the RBC board. A representative of Keefe Bruyette analyzed comparable transactions of other potential acquirors who could make an offer for Centura, and the reasons why Keefe Bruyette did not believe that these were as attractive as RBC, and, finally, the scenario for Centura remaining an independent bank.



     Centura's legal advisors reviewed with the directors their duties and responsibilities as directors in a transaction of this type. The legal advisors reviewed the key provisions of the merger agreement and the stock option agreement. The employment agreements being entered into by Messrs. Sewell, Goldstein, Landis, Custer and B. Thomas Rogers Jr. were also reviewed. Directors were given the opportunity to ask questions of the financial and legal advisors and senior management, and an extensive question and answer period ensued.

     The board of directors then adjourned until the morning of January 26, to give directors the opportunity to review the transaction documents and hold discussions among themselves. During the following hours, discussions continued among the legal and financial advisors and final versions of the documentation were prepared. When the board meeting reconvened on January 26, a number of key terms of the proposed transaction were reviewed with the board and further questions were received and answered. At the conclusion, the board unanimously approved the transaction. Later that morning, the parties executed the merger agreement and the stock option agreement, Centura executives executed their employment agreements, and the transaction was publicly announced.


CENTURA'S REASONS FOR THE MERGER

     The Centura board believes that the terms of the merger agreement and the merger are fair to, and are in the best interests of, Centura and Centura's shareholders. Accordingly, the Centura board has unanimously adopted the merger agreement and recommends approval of the merger agreement by the Centura shareholders. In reaching its decision, the Centura board consulted with Centura's management and legal counsel and Keefe Bruyette, Centura's financial advisor, and considered a number of factors, to which relative weights were not assigned, including the following:

     - The Centura board's familiarity with and review of the factors contributing to Centura's prospects for rapid expansion in the southeastern United States and its ability to maintain or enhance shareholder returns. Given Centura's size relative to the other bank holding companies headquartered in North Carolina, the Centura board believes that Centura's ability to expand its franchise is limited because of the financial resources available to it as an independent company. Further, while Centura's stock is traded on the New York Stock Exchange, Centura does not enjoy a market capitalization equal to that of larger bank holding companies with which Centura must compete for business and acquisitions.

     - The Centura board's review of:

        - the business, operations, financial condition and earnings of RBC on a historical and prospective basis and of the combined company on a pro forma basis, and

        - the historical and prospective stock price performance of RBC common shares, including the anticipated effect of the merger on the price of RBC common shares over the short term and the long term. The Centura board considered the increase between the current dividend per share on Centura common stock and the pro forma equivalent dividend per share for current holdings of Centura common stock following the merger.

     - The compatibility of the respective businesses, operating philosophies and strategic objectives of Centura and RBC, including their respective management structures, the growth of their fee-based businesses, and the credit quality of their respective loan portfolios.

     - The terms of the merger agreement and the merger, including the exchange ratio, which reflected price-to-2000 normalized earnings and price-to-book value multiples of approximately 17.2x and 2.4x, respectively (based on the closing price on the New York Stock Exchange of $34.50 for RBC common stock on January 25, 2001) at the time the Centura board approved the merger agreement. The Centura board gave due consideration to the fact that the fixed exchange ratio would allow holders of Centura common stock to benefit from any increase in the market price of RBC common stock prior to the merger while also subjecting them to any declines in such market price prior to the merger, subject to Centura's limited right to terminate the merger agreement if the market price of RBC's common shares decreases substantially.

     - The current and prospective economic and competitive environment facing the financial services industry generally, and Centura in particular, including the continued pace of consolidation in the industry, the perceived importance of operational scale in enhancing efficiency and profitability and remaining competitive over the long term, and the benefits of increased geographic diversification.

     - The Centura board's familiarity with and review of Centura's business operations, financial condition and earnings on a historical and prospective basis.

     - The presentation of Keefe Bruyette to the Centura board on January 25, 2001, and the opinion of Keefe Bruyette rendered orally on such date and confirmed in writing on January 26, 2001 that, as of such date, the exchange ratio was fair from a financial point of view to the holders of Centura common stock.

     - The expectation that the merger will be tax free, except for cash paid in lieu of fractional shares and the cash-out of Centura stock options, for U.S. federal income tax purposes to Centura and Centura shareholders.

     - The generally favorable impact that the merger is expected to have on constituencies served by Centura, including its customers, employees and communities.

     - The commitment of RBC to appoint Cecil W. Sewell, Jr. to become a member of the RBC board at the effective time of the merger. The Centura board also considered the terms of the employment agreements entered into by Messrs. Sewell, Goldstein, Landis, Rogers and Custer, which will become effective as of the effective time.

     - The prospects for Centura's business, and its ability to enhance shareholders' returns, if it remained an independent company.

     - The terms of the stock option agreement, including the risk that the stock option agreement might discourage third parties from offering to acquire Centura, increasing the cost of such an acquisition, and recognizing that the execution of the stock option agreement was a condition to RBC's willingness to enter into the merger agreement.

     The foregoing discussion of the information and factors considered by the Centura board is not intended to be exhaustive, but it is believed to include all material facts considered by the Centura board. In reaching its determination to approve the merger, the Centura board did not assign any relative or specific weight to the foregoing factors, and individual directors may have given different weights to each factor.

RECOMMENDATION OF CENTURA'S BOARD OF DIRECTORS

     THE CENTURA BOARD BELIEVES THAT THE MERGER, INCLUDING THE EXCHANGE RATIO, IS FAIR TO AND IN THE BEST INTEREST OF CENTURA AND CENTURA SHAREHOLDERS AND HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT AND RECOMMENDS THAT CENTURA'S SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

OPINION OF CENTURA'S FINANCIAL ADVISOR

     Centura engaged Keefe, Bruyette & Woods, Inc., or "Keefe Bruyette", to act as its financial advisor in connection with the merger. Keefe Bruyette agreed to assist Centura in analyzing, structuring, negotiating and effecting a transaction with RBC. Centura selected Keefe Bruyette because Keefe Bruyette is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with Centura and its business. As part of its investment banking business, Keefe Bruyette is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

     On January 25, 2001, the Centura board held a meeting to evaluate the proposed merger with RBC. At this meeting, Keefe Bruyette reviewed the financial aspects of the proposed merger and rendered a verbal opinion that the consideration to be received by Centura shareholders in the merger was fair to those shareholders from a financial point of view. On January 26, 2001, the Centura board held a meeting to adopt the merger agreement. At this meeting Keefe Bruyette confirmed its oral opinion that, as of that date and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to the Centura shareholders. That opinion was reconfirmed in writing as of the date of this document.

     THE FULL TEXT OF KEEFE BRUYETTE'S UPDATED WRITTEN OPINION IS ATTACHED AS APPENDIX C TO THIS DOCUMENT AND IS INCORPORATED HEREIN BY REFERENCE. CENTURA'S SHAREHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY KEEFE BRUYETTE.


     KEEFE BRUYETTE'S OPINION IS DIRECTED TO THE CENTURA BOARD AND ADDRESSES ONLY THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TO THE CENTURA SHAREHOLDERS. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY CENTURA SHAREHOLDER AS TO HOW THE SHAREHOLDER SHOULD VOTE AT THE CENTURA SPECIAL MEETING ON THE MERGER OR ANY RELATED MATTER.


     In rendering its opinion, Keefe Bruyette:

     - reviewed, among other things:

        - the merger agreement,

        - Annual Reports to shareholders of RBC,

        - Annual Reports to shareholders and Annual Reports on Form 10-K of Centura,

        - Interim Reports of RBC, and

        - Quarterly Reports on Form 10-Q of Centura;

     - held discussions with members of senior management of Centura and RBC regarding:

        - past and current business operations,

        - regulatory relationships,

        - financial condition, and

        - future prospects of the respective companies;

     - reviewed the market prices, valuation multiples, publicly reported financial conditions and results of operations for Centura and RBC and compared them with those of certain publicly traded companies that Keefe Bruyette deemed to be relevant;

     - compared the proposed financial terms of the merger with the financial terms of certain other transactions that Keefe Bruyette deemed to be relevant; and

     - performed other studies and analyses that it considered appropriate.

     In conducting its review and arriving at its opinion, Keefe Bruyette relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to Keefe Bruyette or that was discussed with, or reviewed by or for Keefe Bruyette, or that was publicly available. Keefe Bruyette did not attempt or assume any responsibility to verify such information independently. Keefe Bruyette relied upon the management of Centura as to the reasonableness and achievability of the financial and operating forecasts and projections, and assumptions and bases for those projections, provided to Keefe Bruyette. Keefe Bruyette assumed, without independent verification, that the aggregate allowances for loan and lease losses for RBC and Centura are adequate to cover those losses. Keefe Bruyette did not make or obtain any evaluations or appraisals of any assets or liabilities of RBC or Centura, and Keefe Bruyette did not examine any books and records or review individual credit files.

     The projections furnished to Keefe Bruyette and used by it in certain of its analyses were prepared by Centura's and RBC's senior management teams. Centura and RBC do not publicly disclose internal management projections of the type provided to Keefe Bruyette in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

     For purposes of rendering its opinion, Keefe Bruyette assumed that, in all respects material to its analyses:

     - the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

     - the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

     - each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

     - all conditions to the completion of the merger will be satisfied without any waivers; and

     - in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications that will be imposed, will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

     Keefe Bruyette further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Keefe Bruyette's opinion is not an expression of an opinion as to the prices at which shares of Centura common stock or RBC common shares will trade following the announcement of the merger or the actual value of the RBC common shares when issued pursuant to the merger, or the prices at which the RBC common shares will trade following the completion of the merger.

     In performing its analyses, Keefe Bruyette made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Keefe Bruyette, Centura and RBC. Any estimates contained in the analyses performed by Keefe Bruyette are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Keefe Bruyette opinion was among several factors taken into consideration by the Centura board in making its determination to adopt the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Centura board or management of Centura with respect to the fairness of the exchange ratio.

SUMMARY OF ANALYSES BY KEEFE BRUYETTE

     The following is a summary of the material analyses presented by Keefe Bruyette to the Centura board on January 25, 2001 in connection with its oral opinion. The summary is not a complete description of the analyses underlying the Keefe Bruyette opinion or the presentation made by Keefe Bruyette to the Centura board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Keefe Bruyette did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Keefe Bruyette believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

     Calculation of Implied Value of Exchange Ratio. Keefe Bruyette reviewed the terms of the merger. It noted that the exchange ratio of 1.684 shares of RBC common stock for each share of Centura common stock had an implied value of $58.10 per share of Centura common stock based upon the closing price of RBC common stock on January 25, 2001 of $34.50.

     Financial Impact Analysis. Keefe Bruyette performed pro forma merger analysis that combined projected income statement and balance sheet information of RBC and Centura. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of RBC. This analysis indicated that the merger is expected to be dilutive to RBC's estimated earnings per share in 2001 and 2002, but accretive to RBC's cash earnings per share in 2001 and 2002. The analysis also indicated that the merger is expected to be dilutive to RBC's book value per share and tangible book value per share, but that RBC would maintain a healthy tier 1 capital ratio and thus have the financial ability to execute the merger. This analysis was based on internal projections provided by Centura's and RBC's senior management teams. For all of the above analysis, the actual results achieved by RBC following the merger will vary from the projected results, and the variations may be material.


     Contribution Analysis. Keefe Bruyette analyzed the relative contribution of each of Centura and RBC to the pro forma balance sheet and income statement items of the combined entity, including assets, common equity, tangible equity, deposits, loans, market capitalization, estimated 2001 and 2002 net income and estimated 2001 and 2002 cash net income. Keefe Bruyette compared the relative contribution of balance sheet and income statement items with the estimated pro forma ownership for Centura based on the exchange ratio of 1.684 assuming that RBC also repurchased 40% of the shares issued in the merger. The results of Keefe Bruyette's analysis are set forth in the following table.



                                                                                 PREMIUM TO
CATEGORY                                                      RBC     CENTURA    OWNERSHIP
--------                                                      ----    -------    ----------
2001 Estimated Net Income...................................  91.2%     8.8%        16.3%
2001 Estimated Cash Net Income..............................  91.3%     8.7%        16.8%
2002 Estimated Net Income...................................  91.5%     8.5%        19.4%
2002 Estimated Cash Net Income..............................  91.5%     8.5%        19.7%
Total Assets................................................  94.6%     5.4%        89.9%
Gross Loans.................................................  93.6%     6.4%        59.7%
Total Deposits..............................................  94.7%     5.3%        93.0%
Common Equity...............................................  89.3%    10.7%        -4.5%
Tangible Common Equity......................................  87.5%    12.5%       -18.1%
Market Capitalization.......................................  92.4%     7.6%         N/A
Ownership...................................................  89.8%    10.2%         N/A



     Since the date of Keefe Bruyette's presentation to the Centura board, RBC has indicated that it may repurchase approximately 20% of the shares issued in the merger during RBC's 2001 fiscal year. Keefe Bruyette subsequently considered the impact of a 20% share repurchase rather than a 40% share repurchase on its analysis and determined that the difference would not have a material impact on its analysis or change any of its conclusions.

     Selected Transaction Analysis. Keefe Bruyette reviewed certain financial data related to comparably sized acquisitions of United States bank holding companies announced after January 1, 2000 with aggregate transaction values between $1 billion and $10 billion. The transactions included in the group were:

BB&T Corporation                       F&M National Corporation
ABN AMRO Holding NV                    Michigan National Corporation
Fifth Third Bancorp                    Old Kent Financial Corp.
Comerica Incorporated                  Imperial Bancorp
FleetBoston Financial Corporation      Summit Bancorp
M&T Bank Corporation                   Keystone Financial Inc.
Wells Fargo & Company                  First Security Corp.
BB&T Corporation                       One Valley Bancorp, Inc.

     Transaction multiples from the merger were derived from the $58.10 per share deal price and financial data as of December 31, 2000 for Centura. Keefe Bruyette also relied upon 2001 Centura earnings per share estimates provided by management. Keefe Bruyette compared these results with both announced multiples and, for transactions with stock components, multiples adjusted to reflect changes in individual buyer stock prices from announcement to January 24, 2001. The results of the analysis are set forth in the following table.


                                              RBC/       ANNOUNCED    ANNOUNCED     ADJUSTED     ADJUSTED
                                             CENTURA     COMPARABLE   COMPARABLE   COMPARABLE   COMPARABLE
                                           TRANSACTION    AVERAGE       MEDIAN      AVERAGE       MEDIAN
                                           -----------   ----------   ----------   ----------   ----------
Deal Price / Book Value..................      239%          231%         236%         271%         275%
Deal Price / Tangible Book Value.........      283%          268%         271%         315%         318%
Deal Price / Trailing 12 Months Earnings
  per Share..............................     17.2x         16.1x        15.2x        19.1x        17.6x
Deal Price / Forward 12 Months Earnings
  per Share..............................     15.7x         14.5x        13.7x        17.1x        17.5x
Deal Price / Forward 12 Months Cash
  Earnings per Share.....................     14.7x         13.9x        13.7x        16.5x        17.3x
Market Premium vs. 1 Day Prior to
  Announcement...........................     30.0%         28.0%        27.6%         N/A          N/A
Market Premium vs. 1 Month Prior to
  Announcement...........................     27.2%         33.2%        31.1%         N/A          N/A
Core Deposit Premium.....................     21.5%         19.2%        19.1%        21.2%        21.2%


     No company or transaction used as a comparison in the above analysis is identical to Centura, RBC or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

     Discounted Cash Flow Analysis. Keefe Bruyette estimated the present value of Centura's common stock based on a continued independence scenario by adding
(1) the present value of the estimated future dividend stream that Centura could generate over the period beginning January 2001 and ending in December 2005, and
(2) the present value of the Centura common stock as of December 2005. For purposes of this analysis, a discount rate was calculated based on a model assessing a risk-free interest rate plus a market-based risk adjustment. A sensitivity table was presented with a range of earnings per share growth rates from 6.0% to 12.0% and a range of terminal multiples from 11.0 times to 17.0 times applied to the 2005 earnings per share estimate. This resulted in a range of values from $34.59 to $58.89 per share.

     Keefe Bruyette stated that the discounted cash flow present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Centura common stock.


     Potential Alternative Acquirors' Ability to Pay Analysis. Keefe Bruyette analyzed the potential ability to pay of five Southeast regional bank holding companies. Keefe Bruyette based its analysis upon assumptions including pooling of interests accounting, 2.00% targeted earnings per share accretion, publicly available potential acquiror 2001 earnings per share estimates, varying levels of fully phased-in cost savings and required divestitures where applicable. The analysis produced expected values to Centura substantially similar to the values in the merger. Keefe Bruyette stated that there was no assurance that any of these parties would be interested in completing a transaction at these prices. It also was stated that it was management's opinion that none of these companies would have an operating strategy compatible with that of Centura.



     Selected Peer Group Analysis. Keefe Bruyette compared the financial performance and market performance of RBC to those of a group of comparable Canadian banks. The group included:


        Bank of Montreal
        The Bank of Nova Scotia
        Canadian Imperial Bank of Commerce
        The Toronto-Dominion Bank

     To perform this analysis, Keefe Bruyette used the financial information as of and for the fiscal year ended October 31, 2000, except for capital ratios which were calculated for RBC to reflect subsequent acquisitions and capital offerings. Market price information was as of January 24, 2001 and earnings estimates were taken from a nationally recognized earnings estimate consolidator for comparable companies.

     Keefe Bruyette's analysis showed the following concerning RBC's financial performance:


                                                                      PEER GROUP   PEER GROUP
                                                               RBC     AVERAGE       MEDIAN
PERFORMANCE MEASURE                                           -----   ----------   ----------
Return on Equity............................................   19.3%     18.7%        18.4%
Return on Assets............................................   0.78%     0.78%        0.79%
Net Interest Margin.........................................   1.87%     2.05%        2.06%
Efficiency Ratio............................................   63.6%     63.0%        62.7%
Non Interest Income / Total Revenue.........................   55.9%     53.5%        55.7%
Common Equity / Assets......................................   3.95%     4.79%        4.89%
Tier 1 Capital Ratio........................................    8.0%      8.3%         8.7%
Total Capital Ratio.........................................   11.0%     11.8%        12.1%
Loan Loss Reserves / Gross Impaired Loans...................  117.7%    114.8%       111.3%


     Keefe Bruyette's analysis showed the following concerning RBC's market performance:

                                                                      PEER GROUP   PEER GROUP
                                                               RBC     AVERAGE       MEDIAN
PERFORMANCE MEASURE                                           -----   ----------   ----------
Price to Earnings Multiple, based on 2001 GAAP estimated
  earnings..................................................   13.9x     11.8x        11.9x
Price to Earnings Multiple, based on 2001 cash estimated
  earnings..................................................   13.0x     10.6x        10.9x
Price to Earnings Multiple, based on 2002 GAAP estimated
  earnings..................................................   12.3x     10.8x        10.8x
Price to Earnings Multiple, based on 2002 cash estimated
  earnings..................................................   11.6x      9.8x        10.0x
Price to Book Multiple Value per Share......................    2.7x      2.1x         2.0x
Dividend Yield..............................................   2.56%     2.53%        2.56%

     Keefe Bruyette also compared the financial performance and market performance of Centura to those of a group of comparable southeastern bank holding companies. Companies included were:

        Compass Bancshares, Inc.
        National Commerce Bancorporation
        Hibernia Corporation
        Colonial BancGroup, Inc.
        First Virginia Banks, Inc.
        BancorpSouth, Inc.
        Mercantile Bankshares Corporation
        Trustmark Corporation
        Whitney Holding Corporation
        United Bankshares, Inc.


     To perform this analysis, Keefe Bruyette used the financial information as of and for the quarter ended December 31, 2000. Market price information was as of January 24, 2001 and earnings estimates were taken from a nationally recognized earnings estimate consolidator for comparable companies.


     Keefe Bruyette's analysis showed the following concerning Centura's financial performance:

                                                                        PEER GROUP   PEER GROUP
PERFORMANCE MEASURE                                           CENTURA    AVERAGE       MEDIAN
-------------------                                           -------   ----------   ----------
Loans/Deposits..............................................    99.5%      94.3%        96.1%
Return on Equity............................................   15.37%     15.85%       15.49%
Return on Assets............................................    1.25%      1.41%        1.36%
Net Interest Margin.........................................    4.14%      4.23%        4.05%
Efficiency Ratio............................................   59.23%     53.43%       53.68%
Common Equity/Assets........................................    8.33%      9.00%        8.69%
Tangible Equity/Tangible Assets.............................    7.15%      8.06%        7.77%
Loan Loss Reserves/Loans....................................    1.36%      1.39%        1.31%
Loan Loss Reserves/Non Performing Loans.....................     215%       343%         373%
Net Charge Offs/Average Loans...............................    0.33%      0.43%        0.20%
Non Performing Assets/(Loans + Other Real Estate Owned).....    0.71%      0.49%        0.48%

     Keefe Bruyette's analysis showed the following concerning Centura's market performance:

                                                                        PEER GROUP   PEER GROUP
PERFORMANCE MEASURE                                           CENTURA    AVERAGE       MEDIAN
-------------------                                           -------   ----------   ----------
Price to Earnings Multiple, based on 2000 GAAP estimated
  (actual where available) earnings.........................    13.1x      13.8x        13.2x
Price to Earnings Multiple, based on 2000 cash estimated
  (actual where available) earnings.........................    12.2x      13.4x        12.3x
Price to Earnings Multiple, based on 2001 GAAP estimated
  earnings..................................................    11.9x      12.4x        11.9x
Price to Earnings Multiple, based on 2001 cash estimated
  earnings..................................................    11.2x      11.9x        11.4x
Price to Book Multiple Value per Share......................    1.82x      2.09x        1.94x
Price to Tangible Book Multiple Value per Share.............    2.15x      2.41x        2.22x
Dividend Yield..............................................    3.08%      3.37%        3.73%

     Other Analyses. Keefe Bruyette reviewed the relative financial and market performance of Centura and RBC to a variety of relevant industry peer groups and indices. Keefe Bruyette also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for RBC.

     In connection with its opinion dated as of the date of this document, Keefe Bruyette performed procedures to update, as necessary, certain of the analyses described above. Keefe Bruyette reviewed the assumptions on which the analyses described above were based and the factors considered in connection therewith. Keefe Bruyette did not perform any analyses in addition to those described above in updating its January 26, 2001 opinion.

     The Centura board has retained Keefe Bruyette as an independent contractor to act as financial advisor to Centura regarding the merger. As part of its investment banking business, Keefe Bruyette is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, Keefe Bruyette has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe Bruyette may, from time to time, purchase securities from, and sell securities to, Centura and RBC. As a market maker in securities Keefe Bruyette may from time to time have a long or short position in, and buy or sell, debt or equity securities of Centura and RBC for Keefe Bruyette's own account and for the accounts of its customers.


     Centura and Keefe Bruyette have entered into an agreement relating to the services to be provided by Keefe Bruyette in connection with the merger. Centura agreed to pay Keefe Bruyette a cash fee of $1,000,000 concurrently with execution of a definitive agreement contemplating the consummation of the merger. Additionally, Centura will pay to Keefe Bruyette at the time the merger is completed a cash fee equal to $4,788,000. Pursuant to the Keefe Bruyette engagement agreement, Centura also agreed to reimburse Keefe Bruyette for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify it against certain liabilities, including liabilities under the federal securities laws.


RBC'S REASONS FOR THE MERGER

     At its meeting on January 23, 2001, the RBC board of directors approved the merger and authorized RBC management to negotiate and enter into the merger agreement. In the course of making its decision to approve the merger, the RBC board of directors consulted with RBC's management, as well as its financial advisors, Credit Suisse First Boston and outside legal counsel, and considered a number of factors.

     One of RBC's strategic priorities is the expansion of its U.S. operations in businesses in which RBC is strong in Canada and sees opportunities for growth in the United States. In that regard, RBC believes that the acquisition of Centura, with its capabilities in banking, investment, insurance, leasing and asset management services to individuals and businesses, will complement RBC's U.S. growth strategy. In particular, RBC believes the transaction will provide the opportunity to integrate key operations of RBC's existing U.S. consumer businesses. It also is expected to complement RBC's insurance and investment banking businesses in the United States.

                         REQUIRED REGULATORY APPROVALS


     RBC and Centura have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the merger. These approvals, along with the expiration of any statutory waiting periods related to these approvals, are referred to as the "requisite regulatory approvals." These include approval from the Federal Reserve Board, the Minister of Finance (Canada), the Office of the Superintendent of Financial Institutions (Canada) and other possible regulatory filings or approvals in other jurisdictions. RBC and Centura have filed all of the required applications and notices to obtain requisite regulatory approvals. The merger cannot proceed in the absence of the requisite regulatory approvals. Neither RBC nor Centura can assure you that the requisite regulatory approvals will be obtained, and, if obtained, neither RBC nor Centura can assure you as to the date of any of these approvals or the absence of any litigation challenging them. Likewise, neither RBC nor Centura can assure you that the U.S. Department of Justice or a state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, as to the result of that challenge.



     Neither RBC nor Centura are aware of any other material governmental approvals or actions that are required prior to the parties' consummation of the merger other than those described below. RBC and Centura currently contemplate that if any additional governmental approvals or actions are required, those approvals or actions will be sought. However, neither RBC nor Centura can assure you that any of those additional approvals or actions will be obtained.


U.S. BANKING REGULATIONS

     Transactions such as the merger are subject to approval by the Federal Reserve Board under the Bank Holding Company Act. RBC has made the required filings with the Federal Reserve Board for approval of the merger. Assuming Federal Reserve Board approval, the merger may not be consummated for 30 days, during which time the Department of Justice may challenge the merger on antitrust grounds. With the approval of the Federal Reserve Board and the Department of Justice, the waiting period may be reduced to no less than 15 days.

     The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize, or to attempt to monopolize, the business of banking in any part of the United States, or that may have the effect in any section of the United States of substantially lessening competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.


     In addition, in reviewing a transaction under the Bank Holding Company Act, the Federal Reserve Board will consider the financial and managerial resources of RBC and Centura and the convenience and needs of the communities to be served. As part of its consideration of these factors, RBC expects that the Federal Reserve Board will consider the regulatory status of Centura and RBC and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Improvement Act of 1991, as amended, and the regulations issued under that statute.



     Under the Community Reinvestment Act of 1977, the Federal Reserve Board will take into account RBC's and Centura's respective records of performance in meeting the credit needs of each of their communities in the United States, including low and moderate-income neighborhoods. Centura Bank, Centura's principal banking subsidiary, has received a "satisfactory" rating from its Federal regulator with respect to this criterion. RBC's U.S. savings association subsidiary, Security First Network Bank, has received an "Outstanding" rating from its Federal regulator with respect to this criterion.


     The Federal Reserve Board will furnish notice and a copy of the application for approval of the merger to the North Carolina Commissioner of Banks. The Commissioner has 30 days to submit his views and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from the

Commissioner within this 30-day period. Furthermore, the Bank Holding Company Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the application submitted by RBC for approval of the merger, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. Any hearing or meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.


     RBC's rights to exercise its option under the stock option agreement are also subject to the prior approval of the Federal Reserve Board, to the extent that the exercise of the option would result in RBC owning more than 5% of the outstanding shares of common stock of Centura. RBC has filed the required application with the Federal Reserve Board for approval of the exercise of the option under the stock option agreement. In considering whether to approve RBC's right to exercise its option, including its right to purchase more than 5% of the outstanding shares of Centura's common stock, the Federal Reserve Board would generally apply the same statutory criteria it would apply to its consideration of approval of the merger.

CANADIAN APPROVALS

     Transactions such as the merger are subject to the approval of:

     - the Minister of Finance (Canada) upon the recommendation of the Superintendent of Financial Institutions (Canada); and

     - the Superintendent of Financial Institutions (Canada).


     RBC has made the required filings with the Superintendent of Financial Institutions (Canada) for both of the foregoing approvals.



OTHER REGULATORY FILINGS AND APPROVALS


     RBC and Centura conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the merger. RBC and Centura are currently in the process of reviewing whether other filings or approvals may be required or desirable in other jurisdictions. RBC and Centura have no reason to believe that any of these requirements cannot be satisfied within the time period contemplated by the merger agreement, but they may not complete some of these filings or obtain some of these approvals, which may not, as a matter of practice, be required to be obtained prior to the merger.


                         RECENT REGULATORY DEVELOPMENTS



     On February 7, 2001, the federal government of Canada re-introduced legislation entitled "An Act to establish the Financial Consumer Agency of Canada and to amend certain Acts in relation to financial institutions" ("Bill C-8") to reform the policy framework for Canada's financial services sector, which includes domestic and foreign banks, trust companies, insurance companies, credit unions and other financial institutions. Bill C-8 replaces and is substantially similar to Bill C-38 which was before the government's finance committee when parliament was dissolved for the federal election held on November 27, 2000.



     If enacted, Bill C-8 will effect changes to business and investment powers, introduce measures to empower and protect consumers, permit the formation of regulated non-operating holding companies, modify share ownership restrictions, and introduce other measures intended to foster greater domestic competition. Proposed merger review guidelines accompanied the Bill.



     Bill C-8 has not yet been enacted into law, and RBC does not know if it will be enacted or, if enacted, if it will be in its current form.

                                    TAXATION

     The following discussion sets forth the material U.S. federal income tax and Canadian federal income tax consequences of the merger and of the ownership of RBC common shares by a holder that holds Centura common stock, and will hold RBC common shares, as capital assets. This discussion represents the views of Sullivan & Cromwell, counsel to RBC, and Hunton & Williams, counsel to Centura, insofar as it relates to the U.S. federal income tax consequences of the merger and Ogilvy Renault, Canadian counsel to RBC, insofar as it relates to Canadian tax considerations. This discussion also represents the views of Sullivan & Cromwell insofar as it relates to the U.S. federal income tax consequences associated with owning the RBC common shares received in the merger. The opinions of counsel are based, in part, upon assumptions and written representations received from RBC and Centura, which representations Sullivan & Cromwell and Hunton & Williams will assume to be true and correct. An opinion of counsel is not binding on the Internal Revenue Service or any court.


     WE URGE YOU TO CONSULT WITH A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL AND THE CANADIAN AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF CENTURA COMMON STOCK OR OF RBC COMMON SHARES.


CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS


     This discussion does not address the tax consequences to holders of Centura common stock or RBC common shares in particular circumstances, such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark-to-market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of the voting stock of RBC, holders that hold Centura common stock or RBC common shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar. This discussion also does not apply to holders who acquired their Centura common stock or RBC common shares, as applicable, pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the Convention Between the United States of America and Canada with respect to Taxes on Income and on Capital, which we refer to as the "Treaty," all of which are subject to change or change in interpretation, possibly with retroactive effect.



     For purposes of this discussion, a "U.S. holder" is any beneficial owner of Centura common stock or RBC common shares who is


     - a citizen or resident of the United States,

     - a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision of the United States,

     - an estate the income of which is subject to U.S. federal income tax without regard to its source, or

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.


     For purposes of this discussion, an "eligible Centura shareholder" is any beneficial owner of Centura common stock who will not be a "five percent transferee stockholder" as defined in United States Treasury Regulation Section 1.367(a)-3(c)(5)(ii) or who enters into a five-year gain recognition agreement in the form provided in United States Treasury Regulation Section 1.367(a)-8(b). A five percent transferee stockholder is a person that holds Centura common stock and that will immediately after the merger hold at least five percent of the outstanding shares of RBC capital stock by vote or by value.

     Generally, the following discussion does not address any aspects of United States taxation other than federal income taxation or any aspects of Canadian taxation other than income and capital taxation.


     The Merger

     In the opinion of Hunton & Williams, counsel to Centura, and Sullivan & Cromwell, counsel to RBC:

     - the merger will qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code,


     - RBC, Rock Merger Subsidiary, Inc. and Centura will each be a "party to a reorganization" under Section 368(b) of the Internal Revenue Code,


     - RBC will, as to each eligible Centura shareholder, be treated as a corporation under Section 367(a) of the Internal Revenue Code, and

     - an eligible Centura shareholder will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Centura common stock for RBC common shares pursuant to the merger, except with respect to cash received in lieu of a fractional RBC common share.


     The following material U.S. federal income tax consequences result from the foregoing:


     U.S. Holders


     Receipt of RBC Common Shares by Eligible Centura Shareholders. An eligible Centura shareholder that receives RBC common shares in the merger will not recognize gain or loss with respect to the receipt of RBC common shares, except in respect of cash received for a fractional share, as described below. The aggregate basis for U.S. federal income tax purposes in the RBC common shares that an eligible Centura shareholder receives in the merger will be the same as such shareholder's aggregate basis in the surrendered Centura common stock. An eligible Centura shareholder will include in its holding period of the RBC common shares its holding period of the surrendered Centura common stock.



     Cash Received in Lieu of Fractional RBC Shares. An eligible Centura shareholder that receives cash in lieu of a fractional RBC common share will be treated as first having received the fractional RBC common share and then having sold the fractional RBC common share for cash. An eligible Centura shareholder will recognize gain or loss to the extent the cash received in lieu of a fractional RBC common share exceeds or is less than such holder's basis in the deemed-received fractional RBC common share.


     Generally, gain or loss recognized will be capital gain or loss. Capital gain of a noncorporate U.S. holder will generally be subject to a maximum rate of 20% where the Centura common stock was held for more than one year on the effective date of the merger. The deduction of any capital loss is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

     Non-U.S. Holders


     A non-U.S. holder is not subject to U.S. federal income tax on gain or loss recognized with respect to the merger unless the gain is "effectively connected" with that non-U.S. holder's conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting that non-U.S. holder to United States taxation on a net income basis, or that non-U.S. holder is an individual present in the United States for at least 183 days in the taxable year of the merger and certain other conditions are met. In either of those cases the non-U.S. holder will be treated like a U.S. holder with respect to the recognition of gain or loss, as described above. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if that corporate non-U.S. holder is eligible for the benefits of an income tax treaty providing for a lower rate, with respect to gain that is "effectively connected" with its conduct of a trade or business in the United States.

     Holders of Centura common stock are subject to backup withholding and information reporting as described below under "-- Additional U.S. Federal Income Tax Considerations -- Information Reporting and Backup Withholding."

OWNERSHIP OF RBC COMMON SHARES -- U.S. FEDERAL INCOME TAXATION

     Dividends and Distributions -- U.S. Holders


     Subject to the passive foreign investment company rules discussed below, U.S. holders will include in gross income the gross amount of any dividend paid, before reduction for Canadian withholding taxes, by RBC out of its current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. holder. Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be "passive income" or "financial services income," which are treated separately from other types of income for foreign tax credit limitation purposes. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution included in income of a U.S. holder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar exchange rate on the date such dividend distribution is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the U.S. for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder's basis in its RBC common shares and thereafter as capital gain.


     Subject to certain limitations, the Canadian tax withheld in accordance with the Treaty and paid over to Canada will be creditable against the U.S. holder's U.S. federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. holder under the laws of Canada or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. holder's U.S. federal income tax liability, whether or not the refund is actually obtained.

     Dividends and Distributions -- Non-U.S. Holders

     A non-U.S. holder is not subject to U.S. federal income tax with respect to dividends paid on RBC common shares unless the dividends are "effectively connected" with that non-U.S. holder's conduct of a trade or business in the United States, and attributable to a permanent establishment maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting that non-U.S. holder to United States taxation on a net income basis, or that non-U.S. holder is an individual present in the United States for at least 183 days in the taxable year of the dividend distribution and certain other conditions are met. In such cases, a non-U.S. holder will be taxed in the same manner as a U.S. holder. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if that corporate non-U.S. holder is eligible for the benefits of an income tax treaty providing for a lower rate, with respect to dividends that are "effectively connected" with its conduct of a trade or business in the United States.

     Transfers of RBC Common Shares -- U.S. Holders

     Subject to the passive foreign investment company rules discussed below, a U.S. holder that sells or otherwise disposes of RBC common shares generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the RBC common shares. Capital gain of a noncorporate U.S. holder is generally taxed at a maximum rate of 20% if the RBC common shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

     Transfers of RBC Common Shares -- Non-U.S. Holders

     A non-U.S. holder will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of RBC common shares unless the gain is "effectively connected" with the non-U.S. holder's conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment maintained in the United States if that is required by an applicable income tax treaty as a condition for subjecting that non-U.S. holder to United States taxation on a net income basis, or the non-U.S. holder is an individual and present in the United States for at least 183 days in the taxable year of the sale and certain other conditions are met. In such cases, a non-U.S. holder will be taxed in the same manner as a U.S. holder. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or at a lower rate if eligible for the benefits of an income tax treaty that provides for a lower rate, on "effectively connected" gains recognized.


ADDITIONAL U.S. FEDERAL INCOME TAX CONSIDERATIONS


     Passive Foreign Investment Company Rules

     RBC believes that RBC common shares should not be treated as stock of a passive foreign investment company for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, RBC will be a passive foreign investment company with respect to a U.S. holder if, for any taxable year in which the U.S. holder held RBC common shares, either at least 75% of the gross income of RBC for the taxable year is passive income or at least 50% of the value, determined on the basis of a quarterly average, of RBC's assets is attributable to assets that produce or are held for the production of passive income. If RBC were to be treated as a passive foreign investment company, then unless a U.S. holder makes a mark-to-market election, gain realized on the sale or other disposition of RBC common shares would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if the holder had realized such gain and certain "excess distributions" ratably over the holder's holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.

     Information Reporting and Backup Withholding


     In general, gain with respect to cash received in lieu of a fractional RBC common share, and certain other payments as described below, will be subject to information reporting requirements and backup withholding tax at the rate of 31% for a non-corporate U.S. holder that


     - fails to provide an accurate taxpayer identification number,

     - is notified by the Internal Revenue Service regarding a failure to report all interest or dividends required to be shown on its federal income tax returns, or

     - in certain circumstances, fails to comply with applicable certification requirements.


Persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate Internal Revenue Service Form W-8.



     If a holder of RBC common shares sells RBC common shares to or through a United States office of a broker, the payment of the sales proceeds is subject to both United States backup withholding and information reporting unless the holder certifies that it is not a United States person, under penalties of perjury, or otherwise establishes an exemption. If a holder sells RBC common shares outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to the holder outside the United States, then United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if RBC common shares are sold through a non-U.S. office of a broker that:


     - is a United States person,

     - derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States,

     - is a "controlled foreign corporation" as to the United States, or

     - is a foreign partnership, if at any time during its tax year:

        - one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

        - at any time during its tax year the foreign partnership is engaged in a United States trade or business,


unless the broker has documentary evidence in its records that the selling holder of RBC common shares is a non-U.S. person, and the broker does not have actual knowledge that such seller is a U.S. person, or such seller otherwise establishes an exemption.


     A refund of any amounts withheld under the backup withholding rules that exceeds the income tax liability of a holder of Centura common stock or of RBC common shares, as applicable, may be obtained by filing a refund claim with the Internal Revenue Service.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS


     In the opinion of Ogilvy Renault, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who acquires RBC common shares in exchange for shares of Centura common stock as part of the merger and who, at all relevant times, for purposes of the Income Tax Act (Canada), which we refer to as the "Tax Act", and the Treaty, is a resident of the United States, is not (and is not deemed to be) a resident of Canada, does not have a "permanent establishment" or "fixed base" in Canada, and does not use or hold (or will not use or hold) and is not deemed to use or hold the RBC common shares or shares of Centura common stock in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere, which we refer to as a "U.S. Resident Holder".


     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.


     This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and Ogilvy Renault's understanding of the current administrative practices published by the Canada Customs and Revenue Agency. This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.


     The Merger


     There are no Canadian tax consequences as a result of the merger to a U.S. Resident Holder.

     Ownership of RBC Common Shares


     Withholding Tax on Dividends on Common Shares. Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Resident Holder on RBC common shares generally will be subject to Canadian withholding tax at the rate of 15%.



     Disposition of Common Shares. A U.S. Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of RBC common shares.


                              ACCOUNTING TREATMENT


     The merger will be accounted for by use of the purchase method of accounting, in accordance with U.S. and Canadian GAAP. This means that RBC will record as goodwill the excess of the purchase price of Centura over the fair value of Centura's identifiable assets, including intangible assets, net of its liabilities. Goodwill will be amortized on a straight-line basis over 20 years.


                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     When you consider the recommendation of the Centura board of directors that you vote to approve the merger agreement, you should keep in mind that a number of executive officers and members of the Centura board have interests in the merger that are different from, or in addition to, your interests as a shareholder. Their additional interests arise primarily in connection with benefits under current plans or agreements, or the arrangements relating to their continued employment following the completion of the merger.

DIRECTOR SEAT

     RBC has agreed to propose Cecil W. Sewell, Jr. for appointment to its board of directors following completion of the merger.

DIRECTORS' STOCK-BASED AWARDS


     Non-Employee Directors' Stock Options. Pursuant to the terms of Centura's Omnibus Equity Compensation Plan, as amended and restated effective April 15, 1998, options to purchase approximately 49,794 shares of Centura common stock are held by the 16 non-employee directors of Centura. Of the total options held by non-employee directors, 42,290 (an average of 2,643 unvested options per non-employee director) are currently unvested and will become fully vested upon consummation of the merger. Unless earlier exercised, all outstanding options held by non-employee directors will be cashed out, as described under "The Merger Agreement -- Treatment of Centura Options", on page 49. Centura is considering implementing a deferral program that would allow non-employee directors to defer any gains realized on the cash out of options held at the effective time of the merger.



     Directors' Deferred Compensation Plans. Under Centura's Directors' Deferred Compensation Plan, as amended and restated effective December 17, 1997, directors may elect to receive director's fees in the form of vested non-qualified discounted stock options. Approximately 105,352 options are outstanding under this plan. Unless earlier exercised, all outstanding options held by directors will be cashed out, as described under "The Merger
Agreement -- Treatment of Centura Options", on page 49.



     Centura also assumed two directors' deferral plans in a prior transaction under which twenty plan participants are entitled to an estimated 28,630 shares of Centura common stock. It is contemplated that these shares will be issued at or before the effective time of the merger and treated as described under "The Merger Agreement -- Conversion of Centura Common Stock -- Exchange Ratio", on page 47.



     Deferred Stock. Pursuant to the Omnibus Equity Compensation Plan, Centura assumed at the time of its acquisition of First Charlotte Bank a program of deferred stock awards for certain members of the Charlotte Advisory Board. Under this program, four individuals, including one Centura director, currently hold in the aggregate approximately 21,832 vested units of deferred Centura common stock. Each unit of deferred stock represents the holder's right to future delivery of a single share of Centura common stock.



INDEMNIFICATION AND INSURANCE



     After the merger, RBC will, or will cause the corporation surviving the merger to, indemnify and hold harmless the individuals who prior to the merger were directors, officers or employees of Centura or any of its subsidiaries as follows:



     - RBC will indemnify a director, officer or employee of Centura for all costs or expenses incurred in connection with any claim or action arising out of matters occurring before or at the effective time of the merger to the fullest extent permitted under applicable law for a period of six years after the effective time of the merger.



     - However, if a director, officer or employee of Centura, upon learning of any claim or action, fails to promptly notify RBC, RBC's obligations of indemnification will be affected to the extent that RBC is actually prejudiced as a result of such failure.



     RBC will, or will cause the corporation surviving the merger to, for a period of three years after the merger becomes effective, provide directors' and officers' liability insurance that serves to reimburse present and former officers and directors of Centura and its subsidiaries for claims against them arising from events that occurred before the effective time of the merger, in coverage and amounts that are no less than, and on terms and conditions no less favorable than, that provided by Centura. In no event, however, will RBC be required to expend more than twice the current amount paid by Centura to maintain or procure this insurance.


EMPLOYMENT AGREEMENTS


     In connection with the signing of the merger agreement, Centura entered into employment agreements, effective on the completion of the merger, with the following Centura executives: Scott M. Custer, Steven J. Goldstein, H. Kel Landis III, B. Thomas Rogers, Jr., and Cecil W. Sewell, Jr. The employment agreements amend each executive's existing employment or change of control agreement and terminate their existing supplemental retirement agreements. The form of the new employment agreements is attached as Exhibit C to the merger agreement, which is attached as Appendix A to this document.



     Following the completion of the merger, the surviving corporation will be named RBC Centura Banks, Inc. and Centura Bank, a wholly owned subsidiary of Centura, will be renamed RBC Centura Bank. The executives who entered into employment agreements will hold the following position(s):


EXECUTIVE                        POSITION(S)
---------                        -----------
Scott M. Custer................  President, RBC Centura Bank
Steven J. Goldstein............  Vice Chairman and Chief Administrative Officer, RBC
                                 Centura Banks, Inc.
H. Kel Landis III..............  Chief Executive Officer, RBC Centura Banks, Inc.
B. Thomas Rogers, Jr. .........  Group Executive, RBC Centura Bank
Cecil W. Sewell, Jr. ..........  Non-Executive Chairman, RBC Centura Banks, Inc.


     The employment agreements provide an employment term of five years beginning on the completion of the merger. With the exception of Mr. Sewell, an "evergreen" provision provides that the employment agreements renew automatically for a period of one year following the employment term, and each year thereafter, unless prior written notice of non-renewal is given. Each executive will generally be entitled to participate in all employee pension, welfare and other similar benefit plans of Centura, subject to the applicable terms, conditions and eligibility provisions of such plans. Pursuant to the employment agreements, each executive will continue to receive reimbursement for club membership dues currently being paid, will receive reimbursement for tax preparation costs and will continue to be provided with a company vehicle. During the term of his respective employment agreement, each executive will receive payments and awards as set forth below:



                                                  TARGET
                                       BASE       ANNUAL    RETENTION    LUMP SUM   RBC SHARE
EXECUTIVE                            SALARY(1)   BONUS(2)    BONUS(3)    AWARD(4)   OPTIONS(4)
---------                            ---------   --------   ----------   --------   ----------
Scott M. Custer....................  $340,000       50%     $2,500,000   $50,000      20,000
Steven J. Goldstein................  $340,000       50%     $2,500,000   $75,000      20,000
H. Kel Landis III..................  $450,000       50%     $2,500,000       N/A      30,000
B. Thomas Rogers, Jr. .............  $260,000       50%     $1,000,000   $25,000      10,000
Cecil W. Sewell, Jr. ..............  $750,000      100%     $7,500,000       N/A      50,000


---------------

(1) Subject to increase based on annual review.


(2) The target annual bonus is equal to a set percentage of the executive's annual base salary and is determined in accordance with the terms of Centura's annual incentive plan.


(3) The retention bonus is payable upon the third anniversary of the completion of the merger if the executive is employed by Centura at that time. However, if the executive's employment terminates prior to the third anniversary due to his death or disability, or he terminates his employment for good reason or Centura terminates his employment without cause ("disability", "cause" and "good reason" each as defined in the applicable employment agreement) then the retention bonus is payable within 30 days of the executive's termination.


(4) To be awarded to the executive on the completion of the merger.



     Supplemental Retirement Benefits. The employment agreements provide for monthly supplemental retirement benefits based on pensionable earnings upon termination of employment other than for cause, payable following the attainment of age 58 to the executive each month until the executive's death. The retirement payment will be 70% of the pensionable earnings, less certain benefits under other company retirement plans and governmental programs. Generally, pensionable earnings mean the sum of 12 times the executive's base salary as of his or her termination of employment plus the average of the annual incentive bonuses paid to the executive for the previous three fiscal years (without regard to deferrals). Upon the executive's death, a monthly benefit is payable to his surviving spouse of 50% of the executive's benefit. If the executive dies without a surviving spouse, or if the executive and his surviving spouse die before receipt of payments equal to 180 (or, in the case of Mr. Sewell, 240) monthly payments of the executive's retirement benefit, a lump sum payment will be paid to the estate or beneficiary of the last to die of the executive and his surviving spouse. Such lump sum payment will be in the amount, if any, by which the product of 180 (or, in the case of Mr. Sewell, 240) times the executive's monthly retirement benefit exceeds the payments made to the executive and his surviving spouse. Although supplemental retirement benefits are payable to the executive regardless of the reason for termination (other than for cause), if the executive terminates employment without good reason, the benefits payable will not exceed an amount equal to the product of 180 (or, in the case of Mr. Sewell, 240) multiplied by the monthly benefit payable to the executive at age 58 at the time of his termination of employment.



     Benefits on Termination of Employment. Each employment agreement provides that, upon termination of the executive's employment by Centura without cause or by the executive for good reason ("cause" and "good reason" as defined in the applicable employment agreement), the executive will receive:


     - earned but unpaid compensation through the date of termination;

     - a pro rata portion of any target annual bonus for the fiscal year in which the termination occurs;

     - the retention bonus, if not previously paid;

     - the supplemental retirement benefits summarized above; and


     - a severance amount equal to one-twelfth of the sum of the executive's annual base salary as in effect on the date of termination, plus the average of the annual bonuses paid to the executive in the preceding three calendar years. This severance amount is payable monthly beginning on the last day of the month in which the date of termination occurs and ending after thirty-six months or, if greater than thirty-six months, ending after the number of months remaining after the date of termination until the end of the employment period.



     Any stock-based award outstanding immediately prior to the date of termination will be governed by the terms of the plan under which it was granted.


     The employment agreements further provide that if an excise tax under
Section 4999 of the Internal Revenue Code is imposed on an executive, he will receive an additional amount so that he will be placed in the same after-tax position he would have been in had no excise tax been imposed.


     Non-Competition, Non-Solicitation, and Confidentiality Provisions. During the employment period and for three years thereafter, unless terminated by Centura without cause or by the executive for good reason, the executive has agreed not to:



     - directly or indirectly, be employed by or connected in any manner with any competing business without the prior written consent of Centura (a "competing business" is any business which is a direct competitor of Centura or any of its affiliates at the date of termination within 200 miles of any location of Centura or any of its affiliates over which the executive had responsibilities during the year prior to the date of termination);



     - solicit a client to transact business with a competing business or to reduce or refrain from doing any business with Centura or interfere with or damage (or attempt to interfere with or damage) any relationship between Centura and a client; and



     - solicit any person who is an employee of Centura or any of its affiliates, to resign from Centura or to apply for or accept employment with any competing business.


OUTSTANDING EMPLOYEE STOCK-BASED AWARDS


     Stock Options. A total of approximately 2,227,878 options (541,469 vested and 1,686,409 unvested) are held by employees under the Centura Omnibus Equity Compensation Plan. Options to purchase approximately 530,482 shares are also held pursuant to option plans assumed by Centura in prior transactions. Employees also have vested options to purchase an additional 57,180 Centura shares under the discounted option feature of the Omnibus Equity Compensation Plan that operates in essentially the same manner as the Directors' Deferred Compensation Plan. Unless exercised earlier, all options outstanding on the completion of the merger will vest and will be cashed-out as described under "The Merger Agreement -- Treatment of Centura Options", on page 49.



     Restricted Stock. There are approximately 128,949 shares of restricted stock outstanding under the Centura Omnibus Equity Compensation Plan. Upon the consummation of the merger, all restrictions will lapse and each share of restricted stock issued will be treated as described under "The Merger Agreement -- Conversion of Centura Common Stock -- Exchange Ratio", on page 47.


EFFECTS ON OTHER EXECUTIVE OFFICERS


     Centura and Michael S. Patterson, Centura's current Chairman, have previously entered into an employment agreement that has not been changed in connection with the merger. The term of Mr. Patterson's agreement expires on February 28, 2005. In the event of earlier termination of his employment by Centura without cause or by Mr. Patterson for good reason, Centura believes that, according to the terms of his agreement, Mr. Patterson will be entitled to a monthly severance payment equal to one-twelfth of his base salary plus the highest annual bonus he received from either Centura or Triangle Bancorp, Inc. during the prior three years. Based on Mr. Patterson's current base salary of $625,000 and the highest bonus during the prior three years of $200,115, his severance payments would be $68,759.58 per month until February 28, 2005.

     Centura believes that Mr. Patterson would also be entitled to:



     - a lump sum payment of accrued but unpaid salary;



     - a pro rata bonus for the year of termination based on his highest annual bonus from Centura or Triangle Bancorp, Inc. during the prior three years;



     - continue to receive benefits under Centura's welfare benefits plans;



          - be entitled to continuing stock options or other incentive awards under Centura's plans at the award level provided to Centura's chief executive officer; and



          - continue to participate in the supplemental retirement benefit plan maintained by Centura.



     Mr. Patterson's employment agreement also contemplates a continued consulting arrangement following termination, however, the details are not specified in the agreement. Mr. Patterson has indicated to Centura that he believes his employment agreement would entitle him to more than Centura believes he would be entitled to upon termination of employment.



     Good reason under Mr. Patterson's agreement means assignment of duties inconsistent in any material respect with his current position, authority, duties or responsibilities; involuntary relocation of the executive's place of employment to a location more than 35 miles from Raleigh, North Carolina or Rocky Mount, North Carolina; a reduction in his base salary and benefits, or reduction or elimination in any benefit or compensation plan in which the executive participates without a comparable alternative plan being provided; or any material breach of the employment agreement by Centura.


     Mr. Patterson's agreement further provides that if an excise tax under
Section 4999 of the Internal Revenue Code is imposed on him, he will receive an additional amount so that he will be placed in the same after-tax position he would have been in had no excise tax been imposed.


     Centura and William H. Wilkerson, Centura's current President, have previously entered into an employment agreement that has not been changed in connection with the merger. The term of Mr. Wilkerson's agreement expires May 17, 2005. In the event of earlier termination of his employment by Centura without cause or by Mr. Wilkerson for good reason, Centura believes that, according to the terms of his agreement, Mr. Wilkerson will be entitled to a monthly severance payment equal to one-twelfth of his base salary plus the highest annual bonus from Centura during the prior three years. Based on Mr. Wilkerson's current base salary of $350,000 and the highest bonus during the prior three years of $113,390, his severance payments would be $38,615.83 per month until the expiration of his agreement.



     Centura believes that Mr. Wilkerson would also be entitled to:



     - a lump sum payment of accrued but unpaid salary;



     - a pro rata bonus for the year of termination based on the highest annual bonus from Centura during the prior three years;



     - continue to receive benefits under Centura's welfare benefits plans; and



     - continue to participate in the supplemental retirement benefit plan maintained by Centura.



     Mr. Wilkerson's agreement further provides that if an excise tax under
Section 4999 of the Internal Revenue Code is imposed on him, he will receive an additional amount so that he will be placed in the same after-tax position he would have been in had no excise tax been imposed. Good reason under Mr. Wilkerson's agreement includes the same events as under Mr. Patterson's agreement described above, however, Mr. Wilkerson will also have good reason to terminate his employment upon the completion of the merger due to a change in control. Centura intends to enter into a retention incentive arrangement to encourage Mr. Wilkerson to continue in an executive role following the merger.


     Mr. Patterson and Mr. Wilkerson will become fully vested in their supplemental retirement benefits upon completion of the merger.

                              THE MERGER AGREEMENT

     This section describes the material provisions of the merger agreement. The following description of the merger agreement is not complete and is subject to, and qualified by reference to, the merger agreement, which is attached as Appendix A and is incorporated by reference in this document. We urge you to read the merger agreement carefully and in its entirety.

TERMS OF THE MERGER


     The merger agreement provides for the merger of Rock Merger Subsidiary, Inc., a wholly owned subsidiary of RBC organized under North Carolina law, with and into Centura. Centura will be the surviving corporation in the merger and will be renamed "RBC Centura Banks, Inc." At the time the merger is completed:



     - each outstanding share of Centura common stock will be converted into the right to receive 1.684 common shares of RBC, unless this exchange ratio is adjusted in the circumstances described below under "-- Conversion of Centura Common Stock"; and



     - the separate corporate existence of Rock Merger Subsidiary, Inc. will terminate.



     Following the merger, the articles of incorporation and bylaws of Rock Merger Subsidiary, Inc. will become the articles of incorporation and bylaws of the surviving corporation in the merger.


BOARD COMPOSITION OF THE COMBINED COMPANY

     When the merger is completed, unless otherwise agreed by RBC and Centura, the board of directors of the surviving corporation in the merger will be comprised of nine individuals, five designated by RBC and four designated by Centura.


CONVERSION OF CENTURA COMMON STOCK



     Exchange Ratio. At the effective time, each outstanding share of Centura common stock will be converted into the right to receive 1.684 common shares of RBC. The exchange ratio is subject to adjustment by RBC based on changes in the price of RBC common shares prior to receiving regulatory approvals for the merger in Canada as described under "-- Possible Adjustment to Exchange Ratio". The exchange ratio is also subject to customary adjustments to preserve the relative value of the consideration Centura shareholders are to receive in the event of stock splits, reverse stock splits or other similar events before the merger is completed as described under "-- Antidilution Adjustments" beginning on page 48.


     Possible Adjustment to Exchange Ratio. Under the merger agreement, you will have the right to receive 1.684 common shares of RBC for each share of Centura common stock that you hold. Except as described below, the exchange ratio is fixed, and will not be adjusted by RBC based on changes in the price of RBC common shares prior to completing the merger. Therefore, the value of the consideration you will receive in the merger will fluctuate with the market price of RBC common shares.


     In general, Centura has the right to terminate the merger agreement if the market price of RBC common shares decreases significantly, and significantly underperforms the TSE Banks and Trusts Index, an index of Canadian banks and trust companies that trades on the Toronto Stock Exchange, from the time the merger agreement was signed through the time that the merger receives regulatory approvals in Canada. RBC may, however, prevent such termination by Centura by electing to increase the exchange ratio in the merger.


     For Centura to exercise its right to terminate on the basis of a decline in the market price of RBC common shares, the following conditions must be satisfied:


     - Centura gives written notice to RBC of its intention to terminate the merger agreement within five days of the date of receipt of all approvals of the Minister of Finance (Canada);

     - On the date of such approval, the average closing price of RBC common shares on the Toronto Stock Exchange for the ten consecutive trading days ending on the date of such approval is at least 20% less than the closing price of RBC common shares on the Toronto Stock Exchange on January 25, 2001, which was C$51.80. This means the average closing price must be less than C$41.44; and


     - The difference of (1) the "index ratio" minus (2) the "acquiror ratio" exceeds 0.2.

     As used in this section, the "index ratio" equals:


     - The price of the TSE Banks and Trusts Index on the Toronto Stock Exchange on the date of approval of the merger by the Minister of Finance (Canada); divided by



     - The price of the TSE Banks and Trusts Index on the Toronto Stock Exchange on January 26, 2001, which was C$11,884.69.


     As used in this section, the "acquiror ratio" equals:

     - the average closing price of RBC common shares, as calculated above; divided by

     - C$51.80, the closing price of RBC common shares on the Toronto Stock Exchange on January 25, 2001.


     Thus, if the average closing price of RBC common shares decreases by 20% relative to its closing price on January 25, 2001, and underperforms the TSE Banks and Trusts Index by more than 20% from the time the merger agreement was signed until the date of receipt of all approvals of the Minister of Finance (Canada), Centura will have the right to terminate the merger agreement.


     Once Centura gives notice to RBC of its intention to terminate the merger agreement, RBC has the option of increasing the exchange ratio in the merger to compensate Centura shareholders for a portion of the decrease in the market price of RBC common shares. The new exchange ratio must be adjusted by RBC to equal the lesser of:


     - a number equal to:



        - the product of 0.80 times the closing price of RBC common shares on the Toronto Stock Exchange on January 25, 2001, which was C$51.80, times the exchange ratio then in effect; divided by


        - the average closing price of RBC common shares as calculated above;
          and

     - a number equal to:

        - the product of the "index ratio" times the exchange ratio then in effect; divided by

        - the "acquiror ratio".


     Thus, RBC may prevent Centura from terminating the merger agreement by adjusting the exchange ratio to compensate Centura shareholders for either (1) the decrease in the market price of RBC common shares in excess of 20% or (2) the underperformance by more than 20% of RBC common shares as compared to the TSE Banks and Trusts Index, each for the period from the date the merger agreement was signed until the date of receipt of all approvals of the Minister of Finance (Canada).



     Antidilution Adjustments. If RBC changes, or establishes a record date for changing, the number or kind of RBC common shares issued and outstanding prior to the effective time of the merger as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, the exchange ratio will be proportionately adjusted.

TREATMENT OF CENTURA OPTIONS


     In the merger agreement, Centura has agreed to take such actions as are necessary, including passing resolutions of the Centura compensation committee and obtaining any employee consents, so that at the effective time of the merger, each option to acquire shares of Centura common stock that is outstanding and unexercised at the effective time of the merger will cease to represent a right to acquire shares of Centura common stock and will be converted automatically into the right to receive a cash payment equal to the product of:



     - the excess of the value of the consideration per share to be received by Centura shareholders in the merger (determined for these purposes by multiplying the 1.684 exchange ratio times the average of the last reported sale prices of RBC common shares on the Toronto Stock Exchange for the ten consecutive trading days immediately preceding the effective time of the merger and converted to U.S. dollars based on the Bank of Canada's daily noon rate on such dates) over the exercise price per share of such option; and


     - the number of shares subject to such option.

     If the exercise price of an option exceeds the merger consideration per share, then the holder will not be entitled to any payment for it.

EFFECTIVE TIME

     The merger will become effective when articles of merger are filed with the Secretary of State of North Carolina, or at a later time as may be agreed upon by RBC and Centura and indicated in the articles of merger. The merger will be completed on the third business day after the satisfaction or waiver of the last of the conditions to the merger or, at the election of RBC, on the last business day of the month in which that date occurs. The effective time may, however, be changed by the mutual agreement of RBC and Centura.


     RBC and Centura anticipate that the merger will be completed during the third quarter of RBC's 2001 fiscal year. However, completion could be delayed if there is a delay in obtaining the necessary regulatory approvals. There can be no assurances as to if or when these approvals will be obtained or that the merger will be completed. If RBC and Centura do not complete the merger by November 30, 2001, either party may terminate the merger agreement unless the failure to complete the merger by this date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations under the merger agreement. See "The Merger Agreement -- Conditions to Consummation of the Merger" beginning on page 54 and "Required Regulatory Approvals" beginning on page 35.


FRACTIONAL SHARES


     RBC will not issue any fractional common shares in the merger. Instead, Centura shareholders will receive cash for any fractional share interest. The amount of cash received will be determined by multiplying that fraction by the average of the last reported sale prices of RBC common shares, as reported by the Toronto Stock Exchange, for the ten consecutive trading days immediately preceding the effective time of the merger, with the last reported sale price for each such trading day converted to U.S. dollars at the Bank of Canada's daily noon rate on such day. Centura shareholders will not be entitled to dividends, voting rights or any other shareholder rights with respect to any fractional share interest.


EXCHANGE OF CERTIFICATES


     After the effective time, RBC will deposit with an exchange agent, which will be Montreal Trust Company of Canada or another bank or trust company selected by RBC and reasonably satisfactory to Centura, certificates representing the common shares of RBC and cash in lieu of any fractional shares to be issued under the merger agreement in exchange for outstanding shares of Centura common stock.

     Shortly after the date of the effective time, RBC will mail a transmittal letter to Centura shareholders. The transmittal letter will contain instructions about the surrender of Centura common share certificates for RBC common share certificates and any cash in lieu of fractional shares.


     CENTURA COMMON SHARE CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY CARD. THEY SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNLESS AND UNTIL YOU RECEIVE A TRANSMITTAL LETTER FOLLOWING THE EFFECTIVE TIME.

     If Centura common stock certificates are presented for transfer after the effective time, they will be canceled and exchanged for certificates representing the applicable number of common shares of RBC. Any Centura shareholder that requests that RBC common share certificates be issued in a name other than that in which the certificate being surrendered is registered will have to pay to the exchange agent in advance any transfer taxes that may be owed.


     Starting on the 30th day after the effective date, RBC is not required to pay Centura shareholders any dividends on RBC common shares with a record date after the merger until Centura shareholders have exchanged their Centura share certificates for RBC share certificates. Also, Centura shareholders will not be able to vote their converted Centura shares after the merger until their certificates are exchanged for RBC share certificates. RBC will pay Centura shareholders all dividends on RBC common shares with a record date after the merger that have been paid to other RBC shareholders and an amount representing any fractional share interest when Centura shareholders exchange their certificates, in each case without interest.


REPRESENTATIONS AND WARRANTIES

     The merger agreement contains various representations and warranties made by each of RBC and Centura. The representations and warranties of Centura regard the following matters, among others:

     - corporate organization, existence and good standing;

     - capitalization;

     - subsidiaries;

     - corporate power, authority and action;

     - regulatory filings and approvals;

     - regulatory, securities and other reports and financial statements;

     - the absence of any material adverse changes since September 30, 2000;

     - material agreements, including non-competition agreements;

     - pending or threatened litigation or regulatory action;

     - compliance with laws;

     - properties;

     - employee benefits matters, including employee benefit plans;

     - labor matters;

     - environmental matters;

     - tax matters;

     - risk management and allowances for loan losses;

     - books and records;

     - accounting controls;

     - insurance policies;

     - brokerage commissions and finder's fees;


     - intellectual property matters; and


     - disclosure of information to RBC.

     The representations and warranties of RBC regard the following matters, among others:

     - corporate organization, existence and good standing;

     - capitalization;


     - common shares to be issued in the merger;


     - subsidiaries;

     - corporate power, authority and action;

     - regulatory filings and approvals;

     - regulatory, securities and other reports and financial statements;

     - the absence of any material adverse changes since October 31, 2000;

     - brokerage commissions and finder's fees;

     - interim operations of Rock Merger Subsidiary; and

     - disclosure of information to Centura.

CONDUCT OF BUSINESS PENDING THE MERGER

     The following is a summary of the agreements Centura and RBC have made regarding actions before the merger.

     Centura

     Centura has agreed that it will and will cause each of its subsidiaries to:

     - operate its business in the ordinary and usual course;


     - use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and



     - use reasonable efforts to maintain current relationships with customers, suppliers, employees and business associates.



     In addition, Centura has agreed not to engage and cause its subsidiaries not to engage in the following activities without the prior consent of RBC:


     - issue any additional shares of common stock or any rights to acquire Centura common stock except pursuant to pre-existing rights;

     - repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Centura common stock except pursuant to pre-existing rights;


     - make any distributions with respect to Centura common stock, other than regular quarterly cash dividends in an amount not greater than $0.34 per share for the first quarter of 2001, and $0.36 per share for dividends payable with respect to periods after the first quarter of 2001;


     - change its capital structure;

     - enter into, or amend or renew any employment-related agreements, grant any salary or wage increase or increase any employee-related benefits, except as required by law or to satisfy contracts previously disclosed to RBC and except for merit-based or annual salary increases in the ordinary course of business and in accordance with past practice, or arrangements with newly hired non-executive employees for total annual guaranteed compensation not exceeding $100,000;

     - enter into or amend any employee-related benefit plan or take any action to accelerate the vesting or exercisability of any benefits payable under any employee-related benefit plans, except as required by law or to satisfy contracts previously disclosed to RBC;

     - sell, encumber, lease or otherwise dispose of or permit the creation of any lien in respect of any material portion of its assets, business or properties, except pursuant to contracts previously disclosed to RBC or sales of debt securities or similar investments in the ordinary course of business consistent with past practice;

     - acquire any material amount of assets, deposits or properties of any other entity, except in the ordinary course of business consistent with past practice, pursuant to contracts previously disclosed to RBC or by way of foreclosures;


     - amend its or any of its subsidiaries' articles of incorporation or bylaws (or similar governing documents);


     - make any material change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles;

     - enter into, terminate, amend or modify any material contract, except in the ordinary course of business;

     - settle any material claim, action or proceeding;

     - except as required by law, change or fail to follow its interest rate risk management and hedging policies, procedures or practices, or fail to use commercially reasonable means to avoid materially increasing its exposure to interest rate risk;

     - borrow money, assume or guarantee the obligations of another person, or materially cancel or release another person's indebtedness, other than in the ordinary course of business;

     - make any loans other than in the ordinary course of business and consistent with its current lending policies or make any commercial real estate loan greater than $10,000,000 or any other loan in excess of $20,000,000 unless it notifies RBC and RBC does not object;

     - take any action which is reasonably likely to prevent or impede the merger from qualifying as a reorganization under Section 368 of the U.S. tax code;

     - knowingly take any action that would interfere with the merger agreement except as may be required by applicable law;

     - engage in any new line of business or make any acquisition that would be impermissible for RBC or subject RBC to materially different regulations from current regulation;

     - make any election with respect to taxes; or

     - agree or commit to do any of the foregoing without first obtaining RBC's consent.

     Agreement Not to Solicit Other Offers

     Centura has also agreed that it will not, and will cause its subsidiaries and representatives and subsidiaries' representatives not to, solicit or encourage inquiries or proposals, or engage in any negotiations regarding, or provide any confidential information to, or have any discussions with, any person relating to acquisition proposals. Under the merger agreement, acquisition proposals include any tender or exchange offer, proposal for a merger, consolidation or other business combination or similar transaction involving Centura or any of its subsidiaries, other than the transactions contemplated by the merger agreement or the stock option agreement. Centura has agreed that it will immediately advise RBC following the receipt of any acquisition proposal.

     The merger agreement permits Centura's board of directors to make any disclosure to its shareholders if, in the good faith judgment of the board, failure so to disclose would be inconsistent with its obligations under applicable law. Furthermore, if the acquisition proposal is a superior proposal, the board determines in good faith that providing information or engaging in negotiations or discussions, or making a recommendation to shareholders is required in order to discharge the directors' fiduciary duties and Centura receives a confidentiality agreement from the person making the superior proposal, the merger agreement permits Centura's board of directors to:

     - until the date of the special meeting of Centura shareholders, provide information to, or engage in discussions or negotiations with, any person who has made a bona fide written acquisition proposal that did not result from a breach of the merger agreement; or

     - recommend an acquisition proposal to its shareholders.


     A superior proposal is any acquisition proposal by a third party on terms that the Centura board determines in its good faith judgment, to be more favorable from a financial point of view to its shareholders than the transactions contemplated by the merger agreement.


     Expenses and Fees


     Each party will be responsible for all expenses incurred by it in connection with the transactions contemplated by the merger agreement. Centura has agreed, however, to pay printing and postage and RBC will pay the Securities and Exchange Commission ("SEC") registration fees related to this proxy statement/prospectus.


     Other Agreements

     The merger agreement contains additional agreements relating to the conduct of RBC and Centura prior to completion of the merger, including the following:

     Centura and RBC have agreed:

     - to each use its reasonable best efforts in good faith to permit the completion of the merger as promptly as practicable and to cooperate with each other to that end;

     - to use its reasonable best efforts to make all respective regulatory and securities filings with applicable governmental entities and to take other actions necessary to complete the merger;

     - to consult with and obtain the approval of the other before issuing any press release or written statements for general circulation relating to the merger or the merger agreement;

     - to take all necessary steps within its control to avoid the application to the merger of any applicable antitakeover laws;

     - to give prompt notice of any event or circumstance known by it that is reasonably likely to result in a material adverse effect or a material breach of its representations or agreements in the merger agreement; and


     - not to take any action that would adversely affect the tax treatment of the merger.


     Centura has agreed:

     - to use its reasonable best efforts to obtain the consent or approval of all persons party to contracts with Centura or any of its subsidiaries to the extent required to complete the merger or for RBC to receive the benefit of those contracts;

     - to keep in effect the resolution of the Centura board of directors which recommends that the Centura shareholders approve the merger agreement;

     - to afford the other party reasonable access to information and to keep such information confidential;


     - to use its reasonable best efforts to cause its affiliates to enter into agreements intended to assure compliance with securities rules in any sales of RBC common shares;



     - to take all reasonable steps necessary to ensure that the entering into the merger agreement and the consummation of the merger will not result in the grant of any rights under Centura's articles of incorporation, bylaws or any material contract;


     - to use its reasonable best efforts to cause to be delivered to RBC a customary comfort letter of PricewaterhouseCoopers LLP;

     - upon the request of RBC, to use its best efforts to record any required accounting adjustments so as to reflect consistently on a mutually satisfactory basis the policies and practices of RBC; and

     - upon the request of RBC, to make reasonable adjustments to its corporate structure.

     In addition, RBC has agreed:

     - to take all reasonable steps necessary to list on the New York Stock Exchange, prior to the merger, the RBC common shares to be issued in the merger;

     - for a period of six years following the effective time, to indemnify the present and former directors, officers and employees of Centura for any costs arising out of actions or omissions occurring at or prior to the effective time of the merger;

     - for a period of three years following the effective time, to use its reasonable best efforts to provide director's and officer's liability insurance with respect to claims arising from facts or events which occurred before the effective time; and

     - to continue all of Centura's employee benefit plans until at least December 31, 2002 and after that date to provide employee benefits that are generally comparable to those RBC provides to similarly-situated employees.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Our respective obligations to complete the merger are subject to the satisfaction or waiver of certain conditions, including:


     - obtaining approval of the merger agreement by the Centura shareholders;



     - obtaining all regulatory approvals required to complete the merger have been obtained and are in full force and effect and all applicable waiting periods have expired;


     - obtaining all other consents or approvals of all persons required in connection with the merger agreement other than those that are not reasonably likely to have, individually or in the aggregate, a material adverse effect on the surviving corporation in the merger if not obtained;

     - no court or governmental or regulatory authority enacting or issuing any statute, rule, injunction or other order which prohibits the consummation of the transactions contemplated by the merger agreement;


     - continued effectiveness of the registration statement, of which this proxy statement/prospectus is a part, and no proceedings having been initiated or threatened by the SEC, for the purpose of suspending the effectiveness;


     - obtaining all other permits and authorizations under the federal and state securities laws necessary to complete the transactions contemplated by the merger agreement;

     - the New York Stock Exchange approving the listing of the RBC common shares to be issued in connection with the merger, subject to official notice of issuance;

     - the representations and warranties of RBC and Centura being true and correct as of the date of the merger agreement and as of the date of closing unless the lack of truth or correctness of any representation and warranty is not reasonably likely to have a material adverse effect with respect to RBC or Centura;

     - RBC and Centura performing in all material respects all of their respective obligations required by the merger agreement at or prior to the closing date; and


     - RBC and Centura having received a tax opinion, dated the closing date, from their respective legal advisors.


     No assurances can be provided as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

POSSIBLE ALTERNATIVE MERGER STRUCTURE

     The merger agreement provides that, at RBC's election, the structure of the merger may change so that:

     - Centura is merged with and into any direct or indirect wholly owned subsidiary of RBC; or

     - any other direct or indirect wholly owned subsidiary of RBC is merged with and into Centura.

     No change may be made that adversely affects what you will receive in the merger, or that would prevent the parties from obtaining the opinions of Hunton & Williams and Sullivan & Cromwell, which are required as a condition to closing, or materially impede or delay completing the transactions contemplated by the merger agreement.

AMENDMENT, WAIVER AND TERMINATION OF THE MERGER AGREEMENT

     The provisions of the merger agreement may be waived by the party that benefits from those provisions. The merger agreement may be amended or modified, in accordance with applicable law, by written agreement.

     The merger agreement may be terminated, and the merger abandoned, by RBC and Centura at any time before the merger is scheduled to be completed upon the vote of the board of directors of both RBC and Centura. In addition, the merger agreement may be terminated, and the merger abandoned:

     - by action of a majority of the board of directors of either RBC and Centura if:

        - the merger is not completed by November 30, 2001;

        - any governmental approval or authorization required for the consummation of the merger is denied by final nonappealable action; or

        - the other materially breaches any representation, warranty, covenant or agreement contained in the merger agreement that would result in the failure of a condition to closing and such breach cannot be or has not been cured within 30 days after the giving of written notice of such breach;

     - by Centura if:

        - having acted in accordance with the merger agreement, the board of directors of Centura determines that an acquisition proposal from a third party constitutes a superior proposal and authorizes and directs Centura to execute a definitive agreement with the third party to effect such superior proposal and immediately upon termination Centura executes such an agreement; or

        - the board of directors of Centura determines that the conditions described under "--Conversion of Centura Common Stock -- Possible Adjustment to Exchange Ratio" are satisfied and RBC does not elect to increase the exchange rate as permitted under the merger agreement.


     In addition, RBC may terminate the merger agreement if the board of directors of Centura fails to recommend that its shareholders approve the merger agreement or provides information to, or engages in discussions or negotiations with, any person who has made a bona fide written acquisition proposal, or recommends an acquisition proposal to its shareholders.

     Centura has agreed to pay to RBC a fee of $100 million if the merger agreement is terminated by RBC because it:

     - breaches its covenants in the merger agreement related to reasonable best efforts to complete the merger, holding the special meeting of Centura shareholders or soliciting acquisition proposals;


     - willfully or intentionally breaches the merger agreement and a third party offer has been made to acquire Centura; or


     - fails to recommend the RBC transaction to its shareholders, engages in discussions or negotiations regarding an acquisition proposal or enters into a definitive agreement accepting a superior proposal.

     In addition, each of Centura and RBC has agreed to pay the other a fee of $20 million if the other party terminates the merger agreement because it has breached the merger agreement (except for breaches by Centura for which the $100 million fee is payable) at a time when the party terminating the merger agreement is not in breach itself.

                           THE STOCK OPTION AGREEMENT

     This section describes the material provisions of the stock option agreement. The following description of the stock option agreement is not complete and is subject to, and qualified by reference to, the stock option agreement, which is attached as Appendix B and is incorporated herein by reference in this document. We urge you to read the stock option agreement carefully and in its entirety.

GENERAL

     As an inducement to RBC's entering into the merger agreement, Centura and RBC entered into a stock option agreement, dated as of January 26, 2001. Pursuant to the stock option agreement, Centura granted RBC an option to purchase up to 7,858,534 shares, or 19.9% of the outstanding shares, of Centura common stock. Although the number of shares RBC may purchase is subject to adjustment in limited circumstances as described below, it will never exceed 19.9% of the number of shares of Centura common stock outstanding immediately before exercise of the option. The exercise price of the option is $44.69 per share, which is also subject to adjustment in limited circumstance as described below. The exercise price was determined by using the closing price of Centura common stock on January 25, 2001, the day before the merger was publicly announced. The exercise price, as adjusted, is referred to below as the option price.

PURPOSE OF THE STOCK OPTION AGREEMENT

     Arrangements such as the stock option agreement are customarily entered into in connection with announced mergers involving publicly traded companies to increase the likelihood that the transactions will be completed in accordance with their terms and to compensate the acquiror for the efforts undertaken and the expenses and losses incurred by it if the transaction is not completed. The stock option agreement may have the effect of discouraging offers by third parties to acquire Centura, even if those persons were prepared to offer consideration to Centura's shareholders that has a greater value than what Centura's shareholders will receive in the merger.

     To our best knowledge, no event giving rise to the right to exercise the option has occurred as of the date of this proxy statement/prospectus.

EXERCISE; EXPIRATION

     RBC can exercise its option if both an initial triggering event and a subsequent triggering event occur prior to the occurrence of an exercise termination event, as these terms are described below. The purchase of any shares of Centura common stock pursuant to the option is subject to compliance with applicable law.

     The option agreement describes a number of different events as initial triggering events. Generally, an initial triggering event will occur when the issuer of the option enters into, proposes to enter into, or is the subject of an acquisition transaction with a third party or a proposed acquisition transaction with a third party.

     As used in the stock option agreement, the term acquisition transaction means:

     - a merger or consolidation, or any similar transaction, involving Centura or any of Centura's subsidiaries, other than mergers involving only the issuer and one or more of its subsidiaries or involving only two or more of its subsidiaries;

     - a purchase, lease or other acquisition of all or any substantial part of the assets or business operations of Centura or any of Centura's subsidiaries; or

     - a purchase or other acquisition of securities representing 10% or more of the voting power of the outstanding common stock of Centura or any of Centura's subsidiaries.

     The stock option agreement generally defines the term subsequent triggering event to mean any of the following events or transactions:

     - the acquisition by a third party of beneficial ownership of 25% or more of the then outstanding common stock of Centura; or

     - Centura or any of its subsidiaries, without the prior written consent of RBC, entering into an agreement to engage in an acquisition transaction with a third party, or the board of directors of Centura recommending that its shareholders approve or accept any acquisition transaction with a third party, other than the merger, provided that, for purposes of this definition of subsequent triggering event, the percentage referred to in the third definition of acquisition transaction above is 25% rather than 10%.

     The stock option agreement defines the term exercise termination event to mean any of the following:

     - completion of the merger;

     - termination of the merger agreement in accordance with its terms if the termination occurs before an initial triggering event, provided that this would not include a termination of the merger agreement by RBC based on a willful breach by Centura of a representation, warranty, covenant or other agreement contained in the merger agreement; or

     - the passage of 18 months, subject to extension, in order to obtain required regulatory approvals, after termination of the merger agreement if the termination follows the occurrence of an initial triggering event or is a termination of the merger agreement by RBC based on a willful breach by Centura of a representation, warranty, covenant or other agreement contained in the merger agreement.

     If an option becomes exercisable, it may be exercised in whole or in part within 90 days following the subsequent triggering event. RBC's right to exercise the option and certain other rights under the stock option agreement are subject to an extension in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods and to avoid liability under the short-swing trading restrictions contained in Section 16(b) of the Securities Exchange Act and where there exists an injunction order or judgment that prohibits or delays exercise of such right. The option price and the number of shares issuable under the option are subject to adjustment in the event of specified changes in the capital stock of the issuer. Nevertheless, RBC may not exercise the option if it is in material breach of any of its covenants or agreements under the merger agreement.

RIGHTS OF RBC UNDER THE OPTION AGREEMENT

     At any time after a repurchase event, as this term is described below, upon the request of RBC, Centura may be required to repurchase the option and all or any part of the shares issued under the option from RBC. The repurchase of the option will be at a price equal to the amount by which the market/offer price, as that term is defined in the stock option agreement, exceeds the sum of the option price multiplied by the number of shares for which the option may then be exercised, and, if applicable, the amount of any termination fee paid by Centura to RBC pursuant to the merger agreement.

     Shares issued pursuant to the stock option agreement will be repurchased for an amount equal to the market/offer price multiplied by the number of shares designated for repurchase.

     The term of repurchase event is defined to mean:

     - the acquisition by any third party of beneficial ownership of 50% or more of the outstanding shares of Centura's common stock; or

     - the consummation of any acquisition transaction, provided that for purposes of the definition of repurchase event, the percentage referred to in the third definition of acquisition transaction above shall be 25% rather than 10%.

     The stock option agreement also provides that RBC may, at any time following a repurchase event and prior to the occurrence of an exercise termination event, surrender to Centura the option and any shares issued under the option held by RBC for a cash fee equal to $100 million, adjusted if there have been purchases of stock under the option and gains on sales of stock purchased under the option. The cash fee will also be reduced by the amount of any termination fee paid by Centura to RBC under the merger agreement.

     If prior to an exercise termination event Centura enters into certain transactions in which it is not the surviving corporation, certain fundamental changes in its capital stock occur, or Centura sells all or substantially all of its or its significant subsidiaries' assets, the option will be converted into or exchangeable for a substitute option, at RBC's election, of:

     - the continuing or surviving person of a consolidation or merger with Centura;

     - the acquiring person in a plan of exchange in which Centura is acquired;

     - Centura in a merger or plan of exchange in which Centura is the acquiring person;

     - the transferee of all or substantially all of the assets of Centura or its significant subsidiary; or

     - any person that controls any of these entities, as the case may be.


     The substitute option will have the same terms and conditions as the original option. However, if the terms of the substitute option cannot be the same as those of the option by law, the terms of the substitute option will be as similar as possible and at least as advantageous to RBC.

                        DISSENTERS' RIGHTS OF APPRAISAL


     In the merger, Centura shareholders do not have dissenters' appraisal rights with respect to their shares under North Carolina law because Centura is a public company listed on the New York Stock Exchange as of the record date and the RBC common shares to be issued in the merger will be listed on the New York Stock Exchange. North Carolina law does not provide dissenters' right for a North Carolina corporation, such as Centura, which is listed on a national securities exchange or has over 2,000 record shareholders in case of a merger, share exchange or sale or exchange of property, unless (a) articles of incorporation or bylaws of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (1) cash, (2) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (3) a combination of cash and such shares. Neither Centura's articles of incorporation nor its bylaws authorize any dissenters' rights because at least two-thirds of the directors of Centura have adopted the merger agreement.


                           DESCRIPTION OF RBC SHARES


     Set forth below is a summary of the material terms of the RBC shares as specified in the Bank Act (Canada) and the RBC by-laws. This description is not complete and is qualified in its entirety by reference to the Bank Act and the RBC by-laws, copies of which are available at RBC's offices.



     As of March 12, 2001, approximately 7% of the outstanding RBC common shares were held of record by 878 persons having addresses in the United States. To the knowledge of RBC, there are no holders of common shares that are the beneficial owners of 5% or more of the RBC common shares.



SHARE CAPITAL OF RBC



     The authorized share capital of RBC consists of an unlimited number of common shares without nominal or par value, which may be issued for a maximum aggregate consideration of C$10 billion, an unlimited number of first preferred shares without nominal or par value issuable in series, which may be issued for a maximum aggregate consideration of C$5 billion, and an unlimited number of second preferred shares without nominal or par value issuable in series, which may be issued for a maximum aggregate consideration of C$5 billion.



     On November 21, 2000, the directors of RBC authorized the enactment of Special By-law A (2001) which will have the effect of changing the authorized capital of RBC by removing the C$10 billion aggregate consideration limit for which the common shares of RBC may be issued and by increasing the maximum aggregate consideration for which the first preferred shares of RBC may be issued from C$5 billion to C$10 billion. Special By-law A (2001) was confirmed by the holders of common shares at RBC's annual and special meeting of common shareholders held on February 23, 2001. That portion of Special By-law A (2001) which increases the maximum aggregate consideration for which the first preferred shares of RBC may be issued from C$5 billion to C$10 billion was also approved by the holders of the first preferred shares at RBC's special meeting of first preferred shareholders held on March 20, 2001. Special By-law A (2001) will come into effect upon the approval of the Superintendent of Financial Institutions (Canada) pursuant to the provisions of the Bank Act (Canada). A request for approval was sent to the Superintendent of Financial Institutions (Canada) on behalf of RBC on March 20, 2001.



RBC Common Shares



     The holders of RBC common shares are entitled to notice of, to attend and to one vote per share at all meetings of the shareholders of RBC except where only the holders of a specified class or series of shares, other than common shares, are entitled to vote.



     After the payment to the holders of the first preferred shares and second preferred shares of the amount or amounts to which they may be entitled, the holders of RBC common shares are entitled to receive the remaining property of RBC upon dissolution.

First Preferred Shares


     Subject to the provisions of the Bank Act, the first preferred shares are issuable in series as provided by the RBC by-laws and each of the first preferred shares is of equal rank as to the payment of dividends and return of capital. The directors of RBC have the right, by resolution, but subject to the provisions of the Bank Act and subject to the provisions of the RBC by-laws and to any conditions in that regard attaching to any outstanding series of first preferred shares, from time to time before issue, to divide the first preferred shares into series, any one of which may be made redeemable, and fix the number of shares in, and to determine the respective designations, rights, privileges, restrictions and conditions of, each series of the first preferred shares.


     Subject to the provisions of the Bank Act and except as otherwise expressly provided by the RBC by-laws or as provided in the rights, privileges, restrictions and conditions attaching to the first preferred shares of any series, the holders of the first preferred shares do not, as such, have any voting rights for the election of directors of RBC or for any other purpose, nor are they entitled to receive any notice of or to attend shareholders' meetings.

     Subject to the provisions of the Bank Act, holders of the series E first preferred shares will be entitled to notice of, to attend and to one vote per share at shareholders' meetings of RBC at which directors are to be elected only if RBC fails to pay 24 monthly dividends on the series E first preferred shares, whether or not consecutive, and for so long as any dividends on such shares remain in arrears.

     Subject to the provisions of the Bank Act, holders of the series H, series I, series J, series K, series N, series O and series P first preferred shares will be entitled to notice of, to attend and to one vote per share at shareholder meetings of RBC at which directors are to be elected only if their rights to any undeclared dividends have been extinguished. The entitlement of holders to receive the whole amount of dividends, or any part of that amount, on such first preferred shares for any financial year of RBC, is extinguished if within 21 days after the expiration of that financial year the board of directors has not declared the whole amount of the dividends or any part of that amount. The voting rights of such first preferred shareholders shall immediately cease upon the payment of the first quarterly dividend after the time those voting rights first arose. If at any time the entitlement of those holders to any undeclared dividends on such first preferred shares again becomes extinguished, the foregoing voting rights will become effective again.

     The first preferred shares are entitled to preference over the second preferred shares and the common shares and any other shares of RBC ranking junior to the first preferred shares with respect to payment of dividends and distribution of assets of RBC in the event of the liquidation, dissolution or winding-up of RBC.

Second Preferred Shares


     Subject to the provisions of the Bank Act, the second preferred shares are issuable in series as provided by the RBC by-laws and each of the second preferred shares is of equal rank as to the payment of dividends and return of capital. The directors of RBC have the right, by resolution, but subject to the provisions of the Bank Act and subject to provisions of the RBC by-laws and to any conditions in that regard attaching to any outstanding series of second preferred shares, from time to time before issue, to divide the second preferred shares into series, any one of which may be redeemable, and fix the number of shares in, and to determine the respective designations, rights, privileges, restrictions and conditions of, each series of the second preferred shares.


     Subject to the provisions of the Bank Act and except as otherwise expressly provided by the RBC by-laws or as provided in the rights, privileges, restrictions and conditions attaching to the second preferred shares of any series, the holders of the second preferred shares do not, as such, have any voting rights for the election of directors of RBC or for any other purpose, nor are they entitled to receive any notice of or to attend shareholders' meetings.

     The second preferred shares are subordinate to the first preferred shares and entitled to preference over the common shares and any other shares of RBC ranking junior to the second preferred shares with respect to payment of dividends and distribution of assets of RBC in the event of the liquidation, dissolution or winding-up of RBC.

REGISTRATION AND TRANSFER AGENT


     Montreal Trust Company of Canada is the main transfer agent and registrar of the RBC common shares with offices in the cities of Montreal, Halifax, Toronto, Calgary, Regina, Winnipeg and Vancouver. In the United States, The Bank of New York is the co-transfer agent, with offices in New York.



DIVIDENDS



     The directors of RBC may declare, and RBC may pay, dividends in money or property or by the issue of shares of RBC or options or rights to acquire shares of RBC. The directors of RBC may not declare, and RBC may not pay, a dividend if there are reasonable grounds for believing that the payment would cause RBC to be in contravention of any direction of the Office of Superintendent of Financial Institutions (Canada) respecting the maintenance of adequate capital and liquidity.



     RBC pays dividends in Canadian dollars. For RBC shares held through The Depository Trust Company by any shareholder in the United States, any dividend will be converted into U.S. dollars.


VOTING RIGHTS


     The holders of RBC common shares are entitled to notice of, to attend and to one vote per share at all meetings of the shareholders of RBC except where only the holders of a specified class or series of shares, other than common shares, are entitled to vote.



     The Bank Act prohibits any person from exercising voting rights attached to shares beneficially owned by any government or any governmental agent or agency of Canada or any province of Canada, by the government of any foreign country, or any political subdivision, agent or agency of any foreign country.


     RBC may require any person who acquires common shares pursuant to the merger to furnish a declaration relating to ownership, in a form prescribed by RBC.

     The Bank Act provides that resolutions and elections are decided at a shareholders' meeting by a majority of the votes cast, subject to the compulsory provisions of the Bank Act. Shareholders' resolutions requiring a vote by simple majority include elections of directors and the appointment of auditors.

     Under the Bank Act, a special resolution passed at a shareholders' meeting with a majority of at least two-thirds of the shares represented at such meeting is required to:

     - create new classes of shares;

     - change the designation or attributes of any class or series of shares;

     - divide any class of shares into series;

     - change the number (or minimum or maximum number) of directors; or


     - change the place in Canada where the head office is situated.


LIQUIDATION RIGHTS


     Under the Bank Act, RBC may be dissolved, at any time when it is not insolvent, by a shareholders' special resolution, which must be passed by a majority of at least two-thirds of the votes cast, and if RBC has issued more than one class of shares, by special resolution of each class of shares whether or not those shareholders are otherwise entitled to vote, subject to approval of the Minister of Finance (Canada). RBC will be wound up if found insolvent and may be dissolved by court order in certain other circumstances.

     After the payment to the holders of the first preferred shares and second preferred shares of the amount or amounts to which they may be entitled, the holders of the common shares are entitled to receive the remaining property of RBC upon dissolution.



     The first preferred shares have preference over the second preferred shares and the common shares with respect to distribution of the assets of RBC in the event of the liquidation, dissolution or winding-up of RBC. The second preferred shares are subordinate to the first preferred shares and entitled to preference over the common shares with respect to the distribution of assets of RBC in the event of the liquidation, dissolution or winding-up of RBC.


PREEMPTIVE RIGHTS

     Under the Bank Act and the RBC by-laws, the shareholders of RBC have no preemptive rights upon any issuance of shares, whether for cash or non-cash consideration or for no consideration.


TRANSFER OF RBC SHARES


     RBC shares are negotiable instruments and are transferable by delivery.


     The registration of the transfer of any RBC share may be made on the register maintained for this purpose by either transfer agent, Montreal Trust Company of Canada or The Bank of New York, by the registered holder or his or her legal representative or attorney duly appointed by instrument in writing in form and execution satisfactory to the transfer agent and upon compliance with such reasonable requirements as RBC or the relevant transfer agent may prescribe.



     A transferee of RBC shares will, after the appropriate form of transfer is lodged with a transfer agent and upon compliance with all other conditions required by the Bank Act, be entitled to be entered on the register as the owner of such RBC shares free from all equities or rights of set-off or counterclaim between RBC and the transferor and any previous holder of such RBC shares, except for equities RBC is required to take notice of by law or by order of a court.


     The Bank Act prohibits any person from having a "significant interest" in any class of shares of RBC, that is, from beneficially owning more than 10% of the outstanding shares of the class either directly or through controlled entities.


                              COMPARISON OF RIGHTS

                  OF CENTURA SHAREHOLDERS AND RBC SHAREHOLDERS


     As a result of the merger, Centura shareholders will receive RBC common shares in exchange for their shares of Centura common stock. Centura is a corporation organized under the laws of the State of North Carolina and subject to the North Carolina Business Corporation Act, or NCBCA. RBC is a bank chartered under and subject to the Bank Act (Canada). The Bank Act is RBC's charter. Certain differences, including but not limited to those described below, exist between the rights of Centura shareholders and the rights of RBC shareholders.



     The following is a summary of the material differences between the rights of Centura shareholders and of RBC shareholders. These differences arise from the differences between the NCBCA and the Bank Act, the governing instruments of Centura and RBC, and securities laws and regulations governing the two companies. The following summary, however, is not a complete description of the laws of North Carolina or of Canada, RBC's by-laws, Centura's articles of incorporation and bylaws, and other rules or laws referred to in this summary. This summary is qualified in its entirety by reference to the NCBCA, Centura's articles of incorporation and bylaws, the Bank Act and the by-laws of RBC.



AUTHORIZED CAPITAL


     Centura. Centura's articles of incorporation authorize the issuance of 125,000,000 shares of capital stock, of which 100,000,000 shares are designated common stock, no par value, and 25,000,000 shares are designated preferred stock, no par value. As of March 23, 2001, Centura had outstanding 39,618,785 shares of common stock and no shares of preferred stock were outstanding.



     RBC. For a description of the capital structure of RBC, please see "Description of RBC Shares" beginning on page 60. As of March 12, 2001, there were 616,353,316 RBC common shares, and 65,500,000 RBC first preferred shares issued and outstanding and no RBC second preferred shares were issued and outstanding.


VOTING RIGHTS


     Centura. Under the NCBCA and Centura's articles of incorporation, each shareholder is entitled to one vote for each outstanding share held by the shareholder. The NCBCA provides, however, that shares of a North Carolina corporation are not entitled to vote if they are owned, directly or indirectly, by a second corporation, domestic or foreign, and the first corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation.



     Centura's articles of incorporation allow for the issuance of preferred stock in one or more classes or series, the shares of each class or series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and rights, or qualifications, limitations or restrictions thereof, as are stated in the resolution or resolutions providing for the issue of such class or series adopted by the Centura board.



     RBC. Holders of RBC common shares are entitled to one vote per share on all matters to be voted on by holders of RBC common shares. The holders of first preferred shares and second preferred shares are not entitled to vote at any meeting of shareholders of RBC nor are they entitled to receive any notice of or attend shareholders' meetings except as provided in the Bank Act or in the rights, privileges, restrictions and conditions attached to any series. See "Description of RBC Shares -- Voting Rights" on page 62.



SHAREHOLDER PROPOSALS AND NOMINATIONS OF DIRECTORS



     Centura. Under the NCBCA, any matter relating to the affairs of Centura that is appropriate for shareholder action is a proper subject for action at an annual meeting of shareholders, and subject to certain provisions of the NCBCA such matter need not be specifically stated in the notice of meeting. Centura is subject to the SEC's rule requiring that it includes shareholder proposals and supporting statements in its proxy materials if the requirements of the rule are satisfied.



     Centura's bylaws provide that nominations of directors may be made by the board of directors or by a committee of the board to which such duty is delegated. Under Centura's bylaws, shareholders are not permitted to make nominations to the board of directors from the floor at an annual meeting of shareholders.



     RBC. Under the Bank Act, any RBC shareholder entitled to vote at an annual meeting of shareholders may submit to RBC notice of any matter that the shareholder proposes to raise at the meeting, and discuss any matter at the meeting at which the shareholder would have been entitled to submit a proposal. If a proposal submitted to RBC by a shareholder meets the conditions set out in the Bank Act, RBC is required to include the proposal and, if requested, a statement by the shareholder of not more than 200 words in support of the proposal in its management proxy circular or to attach such information to its management proxy circular. RBC is not subject to the SEC's rule on inclusion of shareholder proposals and supporting statements in its proxy materials.



     A shareholder's proposal which includes nominations for the election of directors must be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class of shares of RBC entitled to vote at the meeting to which the proposal is to be presented.

QUORUM REQUIREMENTS



     Centura. Centura's bylaws provide that a majority of the votes entitled to be cast on a matter by any voting group, represented in person or by proxy, constitutes a quorum of that voting group for action on that matter.



     RBC. At any meeting of RBC common shareholders, ten or more persons present in person and each entitled to vote at such meeting constitute a quorum for the transaction of business. At a meeting of first preferred shareholders or second preferred shareholders of RBC, holders of not less than 51% of the outstanding shares entitled to vote at such meeting, present in person or represented by proxy, constitute a quorum. If a quorum is not constituted at such original meeting, the meeting will be adjourned to a date at least 15 days later. At such adjourned meeting, business may be transacted by first preferred shareholders or second preferred shareholders, as applicable, present in person or represented by proxy, whether or not they hold more or less than 51% of the outstanding shares entitled to vote at such meeting.



DIVIDENDS AND OTHER DISTRIBUTIONS



     Centura. The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. Centura is not subject to any other express regulatory restrictions on payments of dividends and other distributions. The ability of Centura to pay distributions to the holders of Centura common stock depends, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities and the NCBCA, pay to Centura. In addition, the Federal Reserve Board could oppose a distribution by Centura if it determined that such a distribution would harm Centura's ability to support its bank subsidiaries.



     RBC. Under the Bank Act, holders of RBC common shares are entitled to receive dividends declared on each RBC common share held. The rates and amounts of preferential dividends attached to any series of first preferred shares or second preferred shares are fixed and set forth in the rights, privileges, restrictions and conditions attached to the respective series at the time of issuance of each series of first preferred shares or second preferred shares. The directors of RBC may not declare, and RBC may not pay, a dividend if there are reasonable grounds for believing that the payment would cause RBC to be in contravention of any direction of the Office of Superintendent of Financial Institutions (Canada) respecting the maintenance of adequate capital and liquidity.



     Under RBC's by-laws, first preferred shares are entitled to a preference over second preferred shares and RBC common shares and second preferred shares are entitled to a preference over RBC common shares with respect to the payment of dividends and the distribution of the assets of RBC among its shareholders for the purpose of winding up its affairs. First preferred shares of each series rank on a parity with first preferred shares of every other series and second preferred shares of each series rank on a parity with second preferred shares of every other series with respect to priority in payment of dividends and the distribution of the assets of RBC among its shareholders for the purpose of winding up its affairs. See "Description of RBC Shares."



SIZE AND CLASSIFICATION OF BOARD OF DIRECTORS



     Centura. Centura's articles of incorporation provide for a board of directors having not less than 15 nor more than 30 members. Accordingly, Centura's bylaws provide for 26 directors. Currently, the Centura board consists of 26 directors. The Centura board is divided into three classes with directors serving staggered three-year terms. Under Centura's articles of incorporation and bylaws, Centura directors may be elected by the vote of at least a majority of the votes cast at an annual meeting. Holders of Centura common stock do not have cumulative voting rights in the election of directors.

     RBC. The Bank Act requires that the number of directors on RBC's board be at least seven. The RBC by-laws provide that the maximum number of directors on the board is 26. Currently, RBC's board consists of a single class of 19 directors who are elected annually. The persons who receive the greatest number of votes at an election of directors at a shareholders' meeting, up to the number authorized to be elected, are elected as RBC's board of directors. The Bank Act also provides that at least 75% of the directors on RBC's board must be, at the time of each director's election, resident Canadians and that directors may not transact business at a meeting of directors or of a committee of directors unless a majority of directors present are resident Canadians.



REMOVAL OF DIRECTORS



     Centura. Under Centura's articles of incorporation and bylaws, Centura's directors may be removed with or without cause, but only by the vote of at least two-thirds of the outstanding shares entitled to vote in the election of directors at a shareholders meeting.



     RBC. Under the Bank Act, the shareholders of RBC may remove any director or all the directors from office by a simple majority expressed at a special meeting.



VACANCIES ON THE BOARD OF DIRECTORS; QUORUM



     Centura. Under Centura's articles of incorporation and bylaws, a vacancy in the Centura board shall be filled only by the board itself, or, if the directors remaining in office constitute fewer than a quorum of the board, by majority vote of the remaining directors or by the sole remaining director. In accordance with the NCBCA, a majority of directors constitutes a quorum at Centura's board meetings.



     RBC. Subject to the Bank Act, at any meeting of the board of directors of RBC a quorum of the directors may fill a vacancy among the directors. Four directors constitute a quorum at any meeting of the board of directors.


REPORTS TO SHAREHOLDERS; OTHER PUBLIC INFORMATION


     Centura. Centura is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by Centura with the SEC can be inspected and copied at locations specified, or found at the internet address listed under "Where You Can Find More Information" beginning on page 91.



     RBC. RBC is subject to the information requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the SEC, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ in material respects from the disclosure requirements applicable to U.S. companies. The reports, proxy statements and other information filed by RBC with the SEC can be inspected and copied at locations specified under "Where You Can Find More Information" beginning on page 91.



     RBC is exempt from the SEC's rules under the Exchange Act prescribing the form and content of proxy statements, and its officers, directors and any holders of greater than 10% of shares are exempt from the reporting, short-swing profit recovery and short sale provisions contained in Section 16 of the Exchange Act.


RIGHTS OF INSPECTION


     Shareholder List



     Centura. The NCBCA allows any qualified shareholder the right to inspect Centura's shareholder list prepared for a shareholders' meeting, beginning two business days after notice of the meeting was given for which the list was prepared and continuing through the meeting, at the principal office or the place identified in the notice of the meeting.



     RBC. Under the Bank Act, a list of RBC shareholders that sets out the names of the RBC shareholders, the number of shares owned by each shareholder and the address of each shareholder as shown in the records of RBC is available to any person upon request within ten days after receipt by RBC of an affidavit, swearing that the list will not be used except in accordance with a permitted purpose, and payment of a reasonable fee.



     Corporate Books and Records



     Centura. Under the NCBCA, any Centura shareholder has the right to inspect and copy Centura's books and records during regular business hours at Centura's principal office, provided that the shareholder gives Centura a written notice of such shareholder's demand at least five business days before the date of such inspection. The demand must be made in good faith and for a proper purpose and describe with reasonable particularity the purpose and the records to be inspected.



     RBC. Pursuant to the provisions of the Bank Act, RBC's shareholders, creditors and their personal representatives may examine and take extracts from certain records during regular business hours of RBC free of charge, or copy the records on payment of a reasonable fee and, where the bank has securities issued to the public, any other person may, on payment of a reasonable fee, examine such records and take extracts therefrom or copies thereof.



MEETINGS OF SHAREHOLDERS



     Annual Meetings



     Centura. Under the bylaws of Centura, all annual meetings of the shareholders of Centura are to be held at the principal office of Centura at 10:00 a.m. on the third Wednesday in April, or at such other place, time and date determined by the board of directors.



     RBC. Under the Bank Act and the by-laws of RBC, annual meetings of the shareholders of RBC are to be held in Canada within six months of the end of each financial year of RBC, at a time and place within Canada determined by the board of directors.



     Special Meetings


     Centura. The NCBCA provides that special meetings of shareholders may be called by:

     - the board of directors; or

     - the person or persons authorized to do so by the articles of incorporation or bylaws.

     Centura's bylaws provide that a special meeting of shareholders may be called by the board of directors, the chairman of the board, the chief executive officer or the president.

     RBC. A special meeting of the shareholders of RBC may be called at any time by the directors and, subject to certain provisions of the Bank Act, must be called by the directors upon the written request of shareholders of RBC who together hold not less than 5% of the issued and outstanding shares of RBC that carry the right to vote at the meeting.


SHAREHOLDER VOTE REQUIRED FOR CERTAIN ACTIONS



     Business Combinations



     Centura. The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation otherwise than in the ordinary course of business be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required, however, when the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger, the articles of incorporation of the surviving corporation are the same as its articles before the merger, and each shareholder of the surviving corporation holds the same shares with the same relative rights as before the merger. Centura is also subject to certain statutory anti-takeover provisions under the NCBCA. See "-- Antitakeover Effects of Certain Statutes and By-law Provisions" on page 70.


     Centura's articles of incorporation provide that, unless more restrictively required by applicable law, any business combination, as defined therein, must be approved by a majority of a quorum of Centura's board of directors and must receive either (a) the affirmative vote of a majority of Centura's common shares issued and outstanding and entitled to vote thereon, if such business combination has received the approval of at least two-thirds of Centura's board of directors, or (b) the affirmative vote of at least two-thirds of Centura's common shares issued and outstanding and entitled to vote thereon, if such business combination has received the approval of a majority of a quorum (but less than two-thirds) of the board of directors. If the business combination is required to be, and is, approved by affirmative vote of at least two-thirds of Centura's outstanding common shares, the business combination must grant to shareholders not voting to approve the business combination certain fair price rights.


     RBC. The Bank Act requires a two-thirds majority approval of all holders of all classes or series of shares voting at a shareholders' meeting called to approve any amalgamation of a bank permitted by the Bank Act or any sale of all or substantially all of the assets of a bank. Separate voting by holders of a class or series of shares as a class or series is required to approve an amalgamation if the amalgamation agreement contains a provision that, if contained in a proposed amendment to the RBC by-laws, would require those holders to vote separately as a class or series. On a vote to approve a sale, the shares of a class or series vote separately as a class or series if the sale affects the class or series in a manner different from the shares of another class or series. In addition, an amalgamation or sale of all or substantially all of the assets of a bank requires the approval of the Minister of Finance (Canada).



     Amendments of Governing Documents



     Centura. The NCBCA provides generally that, unless the articles of incorporation, bylaws or the board of directors require a greater vote, a North Carolina corporation's articles of incorporation may be amended upon approval by a majority of the votes cast within each voting group entitled to vote. Centura's articles of incorporation, however, require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote, unless such amendment was approved by a majority of disinterested directors, in which case the affirmative vote of a majority of Centura's outstanding shares entitled to vote is sufficient for amendment.



     The NCBCA provides that a North Carolina corporation's bylaws may be amended by its shareholders and may also be amended by its board of directors, except to the extent otherwise provided in the articles of incorporation or a bylaw adopted by the shareholders and except that a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended, or repealed by the board of directors if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes such action. In addition to the requirements of the NCBCA, Centura's bylaws provide that an affirmative vote of holders of at least two-thirds of all voting shares in the election of directors, voting together as a single class, is required for the shareholders to amend or repeal the bylaws.



     RBC. Changing the name of RBC, changing the place in Canada where its head office is situated or making amendments to RBC's by-laws that make changes of a substantial nature, such as creating new classes of shares, changing the designation or attributes of any class or series of shares, dividing any class of shares into series or changing the number of directors (including the maximum or minimum number of directors), requires a two-thirds majority approval of common shareholders voting at a shareholders' meeting. A two-thirds majority approval of the holders of a class or series of shares voting separately is required if the change would affect the rights, privileges, restrictions and conditions attaching to the class or series. In addition, changing the name of RBC requires the approval of the Minister of Finance (Canada) and changes to the share capital of RBC require the approval of the Superintendent of Financial Institutions (Canada).

INDEMNIFICATION OF DIRECTORS OR OFFICERS



     Centura. The NCBCA requires that a director of a North Carolina corporation discharge his or her duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director weighing a change of control situation is not subject to any different duties or to a higher standard of care.


     Centura's articles of incorporation provide that no director of Centura will have any personal liability for monetary damage for breach of a duty as a director to the fullest extent permitted by the NCBCA. Centura's bylaws require Centura to indemnify its directors and officers, to the fullest extent permitted by applicable law, against liabilities arising out of his or her status as a director or officer.


     RBC. RBC's by-laws provide that RBC will indemnify a director or officer or a former director or officer, or a person who acts or acted at RBC's request as a director or officer of an entity of which RBC is or was a shareholder or creditor, and such person's heirs and legal representatives (the "indemnified persons"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of RBC or such an entity and including all taxes, duties, imposts or governmental charges whatsoever ("taxes") levied on amounts paid to so indemnify such person against such costs, charges, expenses and taxes if: (1) such person acted honestly and in good faith with a view to the best interests of RBC; and
(2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person's conduct was lawful. RBC's by-laws further provide that the foregoing indemnification will not apply in respect of an action by or on behalf of RBC to obtain a judgment in its favor unless the approval of a court is obtained as required by the Bank Act. RBC will exercise all reasonable efforts to obtain or assist in obtaining such approval.



     Under the Bank Act, the indemnified persons referred to above are entitled to indemnity from RBC in respect of all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the person in connection with the defence of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or an officer of the bank or an entity, if the person seeking indemnity:



     - was substantially successful on the merits in the defence of the action or proceeding; and



     - fulfils the conditions set out in (1) and (2) above.


     These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of U.S. federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling RBC pursuant to the foregoing provisions, RBC has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable in the United States.

SHAREHOLDER SUITS


     Centura. Under the NCBCA, a shareholder may bring a derivative proceeding to enforce a right of a corporation in the Superior Court of North Carolina. The complaint must state that the plaintiff was a shareholder of the corporation at the time of the act of which the plaintiff complains or became a shareholder through transfer by operation of law from one who was a shareholder at that time, and make a written demand upon the corporation to take suitable action prior to commencing the proceeding.



     RBC. With the prior leave of a court having jurisdiction, a complainant may, on behalf of RBC or any of its subsidiaries, institute a shareholder derivative action under the Bank Act or intervene in an action under the Bank Act to which RBC or any of its subsidiaries is a party for the purpose of prosecuting, defending or discontinuing the action. Possible complainants include shareholders or former shareholders of RBC or any other proper person in the discretion of the court. No action may be brought and no intervention in an action may be made under the Bank Act unless the court is satisfied that:



     - the complainant has given reasonable notice to the directors of RBC of the complainant's intention to apply to the court if the directors of RBC do not bring, diligently prosecute or defend, or discontinue the action;



     - the complainant is acting in good faith; and



     - it appears to be in the interests of RBC that the action be brought, prosecuted, defended or discontinued.



ANTITAKEOVER EFFECTS OF CERTAIN STATUTES AND BY-LAW PROVISIONS



     Centura. North Carolina has two anti-takeover statutes in effect, the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act.



     The North Carolina Shareholder Protection Act requires the affirmative vote of 95% of a corporation's voting shares to approve a business combination with any person that beneficially owns more than 20% of the voting shares of the corporation unless the "fair price" and "corporate continuity" provisions of the North Carolina Shareholder Protection Act are satisfied and appropriate proxy solicitation materials are mailed to the corporation's public shareholders. Centura's articles of incorporation provide that this law is not applicable to Centura.



     The North Carolina Control Share Acquisition Act is designed to protect shareholders of publicly owned North Carolina corporations based within the state (where at least 10% of the corporation is owned by shareholders who are residents of North Carolina or at least 10% of the corporation's shareholders are North Carolina residents) against specified changes in control and to provide shareholders with the opportunity to vote on whether to afford certain voting rights to specified shareholders. The North Carolina Control Share Acquisition Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding 20%, 33 1/3% or over 50% of the voting power in the election of directors. Under the Control Share Acquisition Act, the shares acquired that result in the crossing of any of these thresholds, referred to as control shares, have no voting rights unless the rights are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of control shares, any officer of the corporation and any employee of such corporation who is also a director of such corporation. If voting rights are conferred on control shares and the holders of the control shares have a majority of all voting power for the election of directors, all shareholders of the corporation may have the right to require that their shares be redeemed at not less than the highest price paid per share by the acquiror for any control shares. Centura's articles of incorporation provide that this law is not applicable to Centura.



     RBC. Under the Bank Act, no person or group of persons may acquire beneficial ownership of more than 10% of the outstanding shares of any class of shares of RBC. See "Description of RBC Shares -- Transfer of RBC Shares" on page
63. There is no comparable provision in the NCBCA or Centura's articles of incorporation.



     In addition, some of the provisions of the Bank Act and the RBC by-laws, with respect to RBC, and the NCBCA and Centura's articles of incorporation and bylaws, with respect to Centura, may have the effect of delaying or preventing a tender offer, proxy solicitation or other takeover attempt not approved by the board of directors of RBC or Centura, as the case may be. The material differences between RBC and Centura with respect to statutory, charter and by-law provisions having such possible antitakeover effects are described above and under "-- Size and Classification of Board of Directors" beginning on page 65 and "-- Shareholder Vote Required for Certain Actions" beginning on page 67.

                                 THE COMPANIES

CENTURA BANKS, INC.

     Centura Banks, Inc. is a bank holding company registered with the Board of Governors of the Federal Reserve System and operating under the Bank Holding Company Act of 1956. Centura has four wholly owned subsidiaries, Centura Bank, NCS Mortgage Lending Company (formerly NCS Mortgage Services, LLC), Centura Capital Trust I and Triangle Capital Trust. Centura provides services and assistance to its wholly owned subsidiaries and Centura Bank's subsidiaries in the areas of strategic planning, administration, and general corporate activities. In return, Centura receives income and dividends from Centura Bank, where most of Centura's operations take place. Centura also receives income from its 49 percent ownership interest in First Greensboro Home Equity, Inc., a home equity mortgage company headquartered in Greensboro, North Carolina. The majority of Centura's executive officers, who are also officers of Centura Bank, receive their entire salaries from Centura. At December 31, 2000, Centura had total consolidated assets of $11.5 billion.

     Centura Bank is a North Carolina banking corporation and Federal Reserve member bank with deposits insured by the Bank Insurance Fund and the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation. As of December 31, 2000, Centura Bank had 3,116 full-time and 414 part-time employees. Centura Bank is not a party to any collective bargaining agreements, and, in the opinion of management, Centura Bank enjoys good relations with its employees. Centura Bank, either directly or through its wholly owned subsidiaries, provides a wide range of financial services through a variety of delivery channels.

     In March 2000, Centura acquired the loan origination operations of NCS Mortgage Services, LLC based in Atlanta, Georgia. NCS specializes in the origination of non-conforming mortgages through independent mortgage brokers and sells the production in the secondary market or to First Greensboro Home Equity, Inc.

     Centura Capital Trust I and Triangle Capital Trust are statutory business trusts created under the laws of the State of Delaware. In June 1997, Centura Capital Trust I and Triangle Capital Trust issued $100 million and $20 million, respectively, of fixed-rate Capital Securities, Series A, bearing interest rates of 8.845 percent and 9.375 percent, respectively. The proceeds from the Capital Securities issuance and from the common stock issued to Centura were invested in junior subordinated deferrable interest debentures issued by Centura. The junior debentures are the primary assets of the trusts. Centura has guaranteed the obligations of Centura Capital Trust I and Triangle Capital Trust under the Capital Securities.


     Centura's mission is to be the primary provider of financial services to each of its customers. To achieve its mission, Centura provides a full range of personal and commercial banking products and services, investment services and insurance services. These products and services are delivered through the channel of preference of Centura's customers. At December 31, 2000, Centura served its customers through 28 supermarkets and 213 retail locations, and through 251 automated teller machines located throughout North Carolina, South Carolina, and Virginia. Centura also serves its customers through Centura Highway, its multifaceted customer access system that includes telephone banking, PC banking, online bill payment and a suite of Internet products and services that can be found at http://www.centura.com.



     To support its efforts to achieve its mission, Centura concentrates on expanding its customer knowledge through the use of a customer database and sales tracking system that combine financial, demographic, behavioral, and psychographic data. This information supports decision making about services offered, delivery channels, locations, staffing, and marketing. Management anticipates it will continue to refine Centura's customer knowledge database, product and service offerings and related delivery systems and technologies in order to achieve Centura's mission.

CENTURA IS A NORTH CAROLINA CORPORATION WITH EXECUTIVE OFFICES LOCATED AT 134 NORTH CHURCH STREET, ROCKY MOUNT, NORTH CAROLINA 27804. THE TELEPHONE NUMBER IS
(252) 454-4400.

FURTHER INFORMATION ABOUT CENTURA


     For further information about Centura, please see the documents incorporated by reference into this document, as described under "Where You Can Find More Information" beginning on page 91.


ROYAL BANK OF CANADA


     RBC is a Canadian bank chartered under the Bank Act (Canada), which governs its operation. RBC's corporate headquarters are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J5. Its head office is located at 1 Place Ville Marie, Montreal, Quebec, Canada H3C 3A9.



     RBC and its subsidiaries provide a broad range of banking and financial services and products in Canada and internationally. The personal and commercial financial services segment provides residential mortgages, consumer loans, personal deposits, credit card and debit card products and services and, for small and medium size enterprises, deposits, investments and financing, cash management, electronic commerce and advisory services. The insurance segment provides travel, out-of-country medical assistance, life, health, creditor, home, auto and reinsurance products and services to customers across North America. The wealth management segment provides investment management and trust services to personal and institutional clients on a global basis, mutual fund products, investment services and advice to investors, and full service and discount brokerage services. The corporate and investment banking segment provides a broad range of credit, trading and capital market products for multinational businesses, treasury products, investment banking financing and advisory services, and equity trading and sales services. The transaction processing segment consists of custody, cash management, trade finance and elements of the business RBC conducts with international banks and broker/dealers in Canada.



     RBC is Canada's largest provider of residential mortgages, personal lending and business banking services, and most corporate and investment banking and wealth management services. RBC's major subsidiaries include RBC Dominion Securities Limited, RBC Insurance Holdings Inc., The Royal Trust Company and Royal Bank Action Direct Inc. As of January 31, 2001, RBC has approximately 54,000 employees (full-time equivalent) who serve about 10 million personal, business and public sector customers through approximately 1,800 branches and offices in 30 countries.



     The United States activities of the Bank and its subsidiaries include corporate and investment banking operations in Boston, Houston and New York (the Bank and RBC Dominion Securities Corporation), internet banking in Atlanta (Security First Network Bank), mortgage origination in Chicago (Prism Financial Corporation) and private banking units of the Bank in New York and Miami. On November 1, 2000, the Bank acquired the insurance business of The Liberty Corporation of Greenville, South Carolina. On January 10, 2001, the Bank acquired Dain Rauscher Corporation of Minneapolis, Minnesota, a full-service securities firm. On January 26, 2001, the Bank entered into an agreement and plan of merger to acquire Centura. For more information with respect to the Liberty and Dain Rauscher transactions, see "Recent Developments" on page 20.



FURTHER INFORMATION ABOUT RBC



     For further information about RBC, please see the documents incorporated by reference into this document, as described under "Where You Can Find More Information" beginning on page 91.

PRICE RANGE OF RBC COMMON SHARES



     The common shares of RBC are listed on the Toronto, New York and London Stock Exchanges and the Swiss Exchange. The following table sets forth the closing price range of RBC's common shares on the Toronto Stock Exchange and the New York Stock Exchange for RBC's financial periods indicated, restated in each case to give effect to the two-for-one share split effected by way of a stock dividend paid on October 5, 2000.



                                                                   TSE            NYSE
                                                              -------------   -------------
                                                              CLOSING PRICE   CLOSING PRICE
                                                                  (C$)           (U.S.$)
                                                              -------------   -------------
                                                              HIGH     LOW    HIGH     LOW
                                                              -----   -----   -----   -----
FISCAL 1996
Year ended October 31.......................................  22.15   15.00   16.50   11.00
FISCAL 1997
Year ended October 31.......................................  38.00   22.38   27.19   16.75
FISCAL 1998
Year ended October 31.......................................  45.65   29.10   31.81   18.81
FISCAL 1999
Quarter ended January 31....................................  41.88   32.88   27.75   21.38
Quarter ended April 30......................................  40.13   34.48   26.88   22.88
Quarter ended July 31.......................................  35.88   31.90   24.72   21.69
Quarter ended October 31....................................  33.63   30.15   22.59   20.25
Year ended October 31.......................................  41.88   30.15   27.75   20.25
FISCAL 2000
Quarter ended January 31....................................  34.30   27.75   23.47   19.28
Quarter ended April 30......................................  38.05   28.50   25.88   19.88
Quarter ended July 31.......................................  40.85   34.65   27.66   23.41
Quarter ended October 31....................................  48.30   39.50   32.13   26.56
Year ended October 31.......................................  48.30   27.75   32.13   19.28
MOST RECENT SIX MONTHS
September, 2000.............................................  47.63   43.50   32.13   29.38
October, 2000...............................................  48.30   41.10   31.63   27.19
November, 2000..............................................  50.25   45.65   32.69   29.88
December, 2000..............................................  50.85   45.60   33.88   29.44
January, 2001...............................................  52.45   48.00   34.75   32.12
February, 2001..............................................  50.85   45.75   33.80   29.72



     On March 28, 2001, the latest practicable date prior to the mailing of this proxy statement/ prospectus, the closing price of the common shares on the Toronto Stock Exchange was C$47.33 per share and the closing price of the common shares on the New York Stock Exchange was U.S.$30.15 per share.

                    DIRECTORS AND EXECUTIVE OFFICERS OF RBC



DIRECTORS OF RBC


     The following table lists the directors of RBC:


NAME                               AGE   DIRECTOR SINCE      PRINCIPAL OCCUPATION AND BUSINESS
----                               ---   ------------------  ---------------------------------
John E. Cleghorn, F.C.A.           59    November 3, 1987    Chairman and chief executive
                                                             officer of RBC since January
                                                             1995. Mr. Cleghorn is a director
                                                             of Finning International Inc. He
                                                             is Chancellor of Wilfrid Laurier
                                                             University, a director and past
                                                             chairman of the Conference Board
                                                             of Canada, chairman of the
                                                             National Gallery of Canada
                                                             Foundation and vice-chairman of
                                                             the Business Council on National
                                                             Issues. On February 23, 2001, Mr.
                                                             Cleghorn announced his retirement
                                                             from RBC, effective July 31,
                                                             2001.
George A. Cohon, O.C., O. Ont.     63    June 1, 1988        Founder and Senior Chairman and a
                                                             director of McDonald's
                                                             Restaurants of Canada Limited and
                                                             the founder and Senior Chairman
                                                             of McDonald's -- Russia. He is a
                                                             director of RBC Insurance
                                                             Holdings Inc., Astral Media Inc.
                                                             and Loews Cineplex Entertainment
                                                             Corporation. He is the founding
                                                             patron of Ronald McDonald Houses,
                                                             the founder of Ronald McDonald
                                                             Children's Charities of Canada
                                                             and Russia and co-chairman of the
                                                             Toronto Santa Claus Parade.
G.N. (Mel) Cooper, C.M., O.B.C.    68    October 6, 1992     Chairman and chief executive
                                                             officer and a director of
                                                             Seacoast Communications Group
                                                             Inc. He is Chairman and a
                                                             director of Air BC Ltd. He is
                                                             also a director of TELUS
                                                             Corporation, Greater Victoria
                                                             Film Commission, the Boys' &
                                                             Girls' Club Foundation and
                                                             Greater Victoria Hospital
                                                             Foundation and a patron of the
                                                             Trans Canada Trail.

NAME                               AGE   DIRECTOR SINCE      PRINCIPAL OCCUPATION AND BUSINESS
----                               ---   ------------------  ---------------------------------
Douglas T. Elix                    52    August 22, 2000     Senior vice president and group
                                                             executive of IBM Global Services,
                                                             IBM Corporation. Prior to October
                                                             1999, Mr. Elix was general
                                                             manager, Americas, IBM Global
                                                             Services, IBM Corporation. Prior
                                                             to January 1997, he was president
                                                             of Integrated Systems Solutions
                                                             Corporation and prior to April
                                                             1996, he was general manager of
                                                             IBM Australia Ltd. He is also a
                                                             director of IBM Global Services
                                                             Australia Ltd.
John T. Ferguson, F.C.A.           59    April 3, 1990       Chairman of the board and a
                                                             director of TransAlta
                                                             Corporation, chairman of the
                                                             board and a director of Princeton
                                                             Developments Ltd. and a director
                                                             or officer of a number of
                                                             subsidiaries of Princeton
                                                             Developments Ltd. He is a
                                                             director of RBC Insurance
                                                             Holdings Inc., Suncor Energy
                                                             Inc., The Canadian Institute for
                                                             Advanced Research, the C.D. Howe
                                                             Institute and Chancellor of the
                                                             University of Alberta.
L. Yves Fortier, C.C., Q.C.        65    From June 1986 to   Chairman and a senior partner of
                                         August 1988;        the law firm of Ogilvy Renault.
                                         returned to RBC on  He is also President of the
                                         March 3, 1992       London Court of International
                                                             Arbitration. He is Governor of
                                                             the Hudson's Bay Company, a
                                                             director of DuPont Canada Inc.,
                                                             Nortel Networks Corporation, NOVA
                                                             Chemicals Corporation, Southam
                                                             Inc. and a director and member of
                                                             several not-for-profit
                                                             organizations.
The Hon. Paule Gauthier, P.C.,     57    October 1, 1991     A senior partner of the law firm
  O.C., Q.C.                                                 of Desjardins Ducharme Stein
                                                             Monast. She is a director of
                                                             Royal Trust Corporation of
                                                             Canada, The Royal Trust Company
                                                             and Rothmans Inc. and a member of
                                                             the advisory board of IBM Canada
                                                             Ltd. She is also a member of the
                                                             board of governors of the Royal
                                                             Military College of Canada and
                                                             chairman of the Security
                                                             Intelligence Review Committee.

NAME                               AGE   DIRECTOR SINCE      PRINCIPAL OCCUPATION AND BUSINESS
----                               ---   ------------------  ---------------------------------
J. Edward Newall, O.C.             65    September 5, 1984   Chairman of the board and a
                                                             director of NOVA Chemicals
                                                             Corporation. He is a director of
                                                             Alcan Aluminum Limited, BCE Inc.,
                                                             Bell Canada, Canadian Pacific
                                                             Limited and Maple Leaf Foods Inc.
                                                             He is also chairman of the board
                                                             of the University of Calgary.
Kenneth C. Rowe, F.C.I.S.          67    November 5, 1985    Chairman and chief executive
                                                             officer and a director of I.M.P.
                                                             Group International Inc. and a
                                                             director or officer of a number
                                                             of subsidiaries of I.M.P. Group
                                                             International Inc. He is also a
                                                             director of Atlantic Shopping
                                                             Centres Ltd., Emera, Inc., Nova
                                                             Scotia Power Inc. and The Shaw
                                                             Group Limited.
Guy Saint-Pierre, O.C.             66    November 6, 1990    Chairman of the board and a
                                                             director of SNC-Lavalin Group
                                                             Inc. He is a director of Alcan
                                                             Aluminum Limited, BCE Inc., Bell
                                                             Canada, General Motors of Canada
                                                             Limited and a director and member
                                                             of several not-for-profit
                                                             organizations. Effective August
                                                             1, 2001, Mr. Guy Saint-Pierre
                                                             will become non-executive
                                                             chairman of RBC.
Robert T. Stewart                  68    April 5, 1998       Past chairman and chief executive
                                                             officer of Scott Paper Limited.
                                                             He is a director of BC Gas
                                                             Utility Inc., Maple Leaf Foods
                                                             Inc., Shell Canada Limited and
                                                             Trans Mountain Pipeline Company
                                                             Ltd. He is also vice-chairman of
                                                             the Millennium Campaign of the
                                                             B.C. Cancer Agency and the B.C.
                                                             Cancer Foundation. He is a
                                                             director of the B.C. Cancer
                                                             Foundation, chairman of the
                                                             advisory board to the Faculty of
                                                             Commerce and Business
                                                             Administration of the University
                                                             of British Columbia and Governor
                                                             of the Vancouver Board of Trade.

NAME                               AGE   DIRECTOR SINCE      PRINCIPAL OCCUPATION AND BUSINESS
----                               ---   ------------------  ---------------------------------
Allan R. Taylor, O.C.              68    June 7, 1983        Retired chairman and chief
                                                             executive officer of RBC. He is a
                                                             director of Canadian Pacific
                                                             Limited and General Motors of
                                                             Canada Limited. He is also a
                                                             director of The Canadian
                                                             Institute for Advanced Research,
                                                             NeuroScience Canada Foundation
                                                             and The Max Bell Foundation.
Sheelagh D. Whittaker              53    June 1, 1993        Chair, president and chief
                                                             executive officer and a director
                                                             of EDS Canada Inc. She is a
                                                             director of Royal Trust
                                                             Corporation of Canada, The Royal
                                                             Trust Company, CanWest Global
                                                             Communications Corp., Imperial
                                                             Oil Limited and the Imperial Oil
                                                             Charitable Foundation.
Victor L. Young, O.C.              55    April 2, 1991       Chairman and chief executive
                                                             officer and a director of Fishery
                                                             Products International Limited.
                                                             He is a director of BCE Inc.,
                                                             McCain Foods Limited and
                                                             Churchill Falls (Labrador)
                                                             Corporation (CFLCO). He is also
                                                             deputy chairman of the Memorial
                                                             University Opportunity Fund
                                                             Campaign and chairman of the
                                                             Fundraising Campaign for the
                                                             Newfoundland Arthritis Society.
David P. O'Brien                   59    May 7, 1996         Chairman, president, chief
                                                             executive officer and a director
                                                             of Canadian Pacific Limited and a
                                                             director of a number of
                                                             subsidiaries of Canadian Pacific
                                                             Limited including PanCanadian
                                                             Petroleum Limited of which he is
                                                             also chairman. He is also a
                                                             director of Air Canada and Inco
                                                             Limited, chairman of the Business
                                                             Council on National Issues and a
                                                             member of the board of governors
                                                             of the University of Calgary.

NAME                               AGE   DIRECTOR SINCE      PRINCIPAL OCCUPATION AND BUSINESS
----                               ---   ------------------  ---------------------------------
Charlotte R. Otto                  47    November 21, 2000   Global external relations officer
                                                             of The Procter & Gamble Company.
                                                             Prior to January 1999, Ms. Otto
                                                             was senior vice president, public
                                                             affairs of The Procter & Gamble
                                                             Company and prior to September
                                                             1996, she was vice-president,
                                                             public affairs worldwide of The
                                                             Procter & Gamble Company. Ms.
                                                             Otto is a member of the Arthur
                                                             Page Society, a National Board
                                                             member of the Boys and Girls
                                                             Clubs of America, president of
                                                             the Cincinnati Playhouse in the
                                                             Park, vice-chair of Downtown
                                                             Cincinnati, Inc. and a member of
                                                             the Greater Cincinnati Riverfront
                                                             Development Authority.
Robert B. Peterson                 63    September 10, 1992  Chairman, president and chief
                                                             executive officer and a director
                                                             of Imperial Oil Limited. He is a
                                                             member of the Business Council on
                                                             National Issues, Governor of
                                                             Junior Achievement of Canada and
                                                             chairman of the Fundraising
                                                             Campaign for Queen's University.
J. Pedro Reinhard                  55    May 18, 2000        Executive vice-president and
                                                             chief financial officer and a
                                                             director of The Dow Chemical
                                                             Company. Prior to November 1996,
                                                             Mr. Reinhard was financial
                                                             vice-president and chief
                                                             financial officer of The Dow
                                                             Chemical Company.
Hartley T. Richardson              46    November 5, 1996    President and chief executive
                                                             officer and a director of James
                                                             Richardson & Sons, Limited and he
                                                             is a director or officer of a
                                                             number of subsidiaries of James
                                                             Richardson & Sons, Limited. He is
                                                             also a director of DuPont Canada
                                                             Inc., Richland Petroleum
                                                             Corporation, Asia Pacific
                                                             Foundation of Canada, the
                                                             Business Council on National
                                                             Issues and the Lester B. Pearson
                                                             College of the Pacific.

NAME                               AGE   DIRECTOR SINCE      PRINCIPAL OCCUPATION AND BUSINESS
----                               ---   ------------------  ---------------------------------
Gordon M. Nixon                    44    Effective April 1,  Deputy chairman and chief
                                         2001                executive officer of RBC Dominion
                                                             Securities Inc. Effective April
                                                             1, 2001, Mr. Nixon will become
                                                             president and chief operating
                                                             officer of RBC. Effective August
                                                             1, 2001, Mr. Nixon will become
                                                             president and chief executive
                                                             officer of RBC.
Cecil W. Sewell, Jr.               54    After completion    Chief executive officer of
                                         of the merger       Centura since February 18, 2000.
                                                             Mr. Sewell was chairman of the
                                                             board and chief executive officer
                                                             of Centura from April 1998 to
                                                             February 18, 2000. RBC has agreed
                                                             to propose Cecil W. Sewell, Jr.
                                                             for appointment to the RBC board
                                                             of directors following completion
                                                             of the merger.



OFFICERS OF RBC'S GROUP MANAGEMENT COMMITTEE


     The following table lists the officers that comprise RBC's group management committee:


NAME AND TITLE                           BUSINESS EXPERIENCE AND AREAS OF EXPERIENCE IN RBC
--------------                          -----------------------------------------------------
John E. Cleghorn                        Mr. Cleghorn joined RBC in 1974, becoming assistant
  Chairman and Chief Executive Officer  general manager, project finance; deputy general manager, corporate lending; vice-president, national
                                        accounts; senior vice-president, planning and
                                        marketing, international; senior vice-president and
                                        general manager, British Columbia; executive
                                        vice-president, international banking; president in
                                        1986; chief operating officer in 1990; chief
                                        executive officer in 1994, and chairman and chief
                                        executive officer in 1995. He is also a director of
                                        RBC. On February 23, 2001, Mr. Cleghorn announced his
                                        retirement from RBC, effective July 31, 2001.

Peter W. Currie                         Mr. Currie joined RBC in April 1997 from Northern
  Vice-Chairman and                     Telecom Limited where he was senior vice-president
  Chief Financial Officer               and chief financial officer. From 1992 to 1994, he
                                        was executive vice-president and chief financial
                                        officer of North American Life Assurance Company.

Gordon J. Feeney                        Mr. Feeney joined RBC in 1959. In 1979, he was
  Deputy-Chairman                       appointed an executive officer in the human resources
                                        function becoming vice-president, operations in 1980,
                                        senior vice-president, human resources in 1982,
                                        senior vice-president and general manager, Atlantic
                                        provinces in 1986, executive vice-president,
                                        operations and service delivery in 1988, senior
                                        executive vice-president, retail banking in 1990,
                                        vice-chairman in 1994 and deputy-chairman on February
                                        1, 1999. Mr. Feeney will retire from RBC in August,
                                        2001.

NAME AND TITLE                           BUSINESS EXPERIENCE AND AREAS OF EXPERIENCE IN RBC
--------------                          -----------------------------------------------------
Suzanne B. Labarge                      Ms. Labarge was executive vice-president, corporate
  Vice-Chairman and                     treasury, in April 1995 with global responsibility
  Chief Risk Officer                    for RBC's balance sheet management, funding,
                                        liquidity and portfolio management. She became
                                        executive vice-president and chief risk officer in
                                        October 1998.

Martin J. Lippert                       Mr. Lippert joined RBC on August 18, 1997, from
  Vice-Chairman and                     Mellon Bank Corporation of Pittsburgh, Pennsylvania.
  Chief Information Officer             Mr. Lippert is Chairman of the board of AOL Canada
                                        and is a director of Pennsylvania-based Erie
                                        Insurance Group in addition to holding executive
                                        advisory board positions at IBM, Microsoft and S1
                                        Technologies.

W. Reay Mackay                          Mr. Mackay became president and chief operating
  Vice-Chairman, Wealth                 officer of RBC Dominion Securities Inc., responsible
  Management, RBC, and Chief Executive  for global operations in 1992. In 1998, he became
  Officer of Royal Trust Corporation    vice-chairman of wealth management operations for
                                        Royal Bank Financial Group.

                                        Mr. Nixon joined Dominion Securities in 1979 and
Gordon M. Nixon                         became head of global investment banking in 1995. In
  Deputy Chairman of RBC and            December 1999, Mr. Nixon was appointed
  Chief Executive Officer of            deputy-chairman and chief executive officer at RBC
  RBC Dominion Securities Inc.          Dominion Securities Inc. and became a member of RBC's
                                        group management committee. Effective April 1, 2001,
                                        Mr. Nixon will become president and chief operating
                                        officer of RBC and a director of RBC. Effective
                                        August 1, 2001, Mr. Nixon will become president and
                                        chief executive officer of RBC.

James T. Rager                          In 1996, following a number of senior positions in
  Vice-Chairman,                        the bank's national office, including executive
  Personal & Commercial Banking         vice-president, financial institutions and trade, Mr.
                                        Rager was appointed executive vice-president,
                                        personal financial services. Mr. Rager assumed his
                                        current position on February 1, 1999.

Irving Weiser                           Mr. Weiser was appointed to RBC's group management
  Chairman and Chief                    committee on January 10, 2001. He joined Dain
  Executive Officer,                    Rauscher in 1985 as president of Interra Financial
  RBC Dain Rauscher                     (then Inter-Regional Financial Group) and was named
                                        chief executive officer in 1990 and chairman in 1995.

W. James Westlake                       Prior to joining RBC in January 1995, Mr. Westlake
  Executive Vice-President, Insurance,  spent 19 years with the Metropolitan Life Insurance
  RBC, and President and Chief          Company, most recently as vice-president and chief
  Executive Officer, RBC Insurance      operating officer of Canadian operations. In February
  Holdings Inc.                         1999, Mr. Westlake was appointed executive
                                        vice-president of insurance in RBC. Effective April
                                        1, 2000, Mr. Westlake will assume the position of
                                        chairman and chief executive officer of RBC Insurance
                                        Holdings Inc.

Charles M. Winograd                     Mr. Winograd became deputy chairman and a director of
  President and Chief Operating         RBC Dominion Securities Inc. in 1996. In November
  Officer, RBC Dominion Securities      1998, he was appointed president and chief operating
                                        officer of RBC Dominion Securities Inc. Effective
                                        April 1, 2001, Mr. Winograd will become vice-chairman
                                        of RBC, chief executive officer of RBC Dominion
                                        Securities Inc. and a member of the group management
                                        committee of RBC.

     On October 31, 2000, Anthony S. Fell stepped down as deputy chairman of RBC and a member of RBC's group management committee, but remains chairman of RBC Dominion Securities.



OWNERSHIP OF SECURITIES



     The following table sets forth the securities ownership of the directors as of December 14, 2000.



                                                              RBC COMMON   DIRECTORS' DEFERRED
NAME                                                            SHARES       STOCK UNITS(1)
----                                                          ----------   -------------------
John E. Cleghorn............................................    162,176             N/A
George A. Cohon.............................................      8,374           3,058
G.N. (Mel) Cooper...........................................      6,492           2,205
Douglas T. Elix.............................................        N/A             357
John T. Ferguson............................................      5,214           2,413
L. Yves Fortier.............................................     10,808           4,708
The Hon. Paule Gauthier.....................................      8,249           4,041
J. Edward Newall............................................     27,372           2,107
David P. O'Brien............................................      8,416             N/A
Charlotte R. Otto...........................................        N/A             N/A
Robert B. Peterson..........................................      5,530           4,640
J. Pedro Reinhard...........................................        N/A           1,020
Hartley T. Richardson(2)....................................     14,018           4,082
Kenneth C. Rowe.............................................    802,350           4,393
Guy Saint-Pierre............................................     36,592           4,691
Robert T. Stewart...........................................      5,770             N/A
Allan R. Taylor.............................................     11,454             N/A
Sheelagh D. Whittaker.......................................      7,490           1,652
Victor L. Young.............................................      5,810           1,988
          Total:............................................  1,126,115(3)       41,355


---------------

(1) See "-- Directors' Compensation -- Directors' Deferred Stock Unit Plan".


(2)As of February 23, 2001, James Richardson & Sons, Limited owned 7,348,988 common shares of RBC and 1,312,760.1 Class C shares of Royal Bank DS Holding Inc., a wholly owned subsidiary of RBC. The Class C shares held by James Richardson & Sons, Limited are, depending upon the outcome of certain contingencies, exchangeable into RBC common shares in an amount that is also dependent upon the outcome of certain contingencies but which will not have a market value, at the time of exchange, of more than C$10,490,000. These securities are controlled by the board of directors of James Richardson & Sons, Limited. Hartley Richardson is a minority shareholder, one of seven directors and the president and chief executive officer of James Richardson & Sons, Limited. Charles M. Winograd, president and chief operating officer of RBC Dominion Securities Inc., is also a director of James Richardson & Sons, Limited. Mr. Richardson disclaims beneficial ownership of these securities.



(3)This number represents approximately 0.19% of outstanding RBC common shares, as of December 14, 2000.

     The following table sets forth the securities ownership of the members of RBC's group management committee as of March 20, 2001.



                                                              RBC COMMON   DEFERRED SHARE
NAME                                                            SHARES        UNITS(1)
----                                                          ----------   --------------
John E. Cleghorn............................................   162,384(2)      66,425
Gordon J. Feeney............................................   191,230         22,460
Peter W. Currie.............................................    19,687         11,814
Suzanne B. Labarge..........................................    39,120         17,581
Martin J. Lippert...........................................    33,275            N/A
W. Reay Mackay..............................................   352,448         94,875
James T. Rager..............................................    12,729         27,637
Gordon M. Nixon.............................................    22,725            N/A
Irving Weiser...............................................     1,000            N/A
W. James Westlake...........................................    15,562            N/A
Charles M. Winograd.........................................     3,821        292,344
          Total.............................................   853,981(3)     533,136


---------------


(1) See "-- Executive Officers' Compensation -- Deferred Share Unit Plan" on page 86.



(2) As at January 16, 2001.



(3) This number represents approximately 0.14% of the outstanding RBC common shares, as of March 20, 2001.



DIRECTORS' COMPENSATION


     Directors who are also officers of RBC receive no remuneration as directors. Annual retainers and attendance fees were paid to directors who are not also officers of RBC on the following basis:

   -  annual retainer                                                C$ 30,000
   -  each board or committee meeting attended (except as
      otherwise indicated below)                                     C$ 1,500
   -  committee chairpersons (excluding regional director
      committees) receive an additional annual retainer of           C$ 5,000
   -  each regional director committee meeting attended (to a
      maximum of two)                                                C$ 700

     In the aggregate, during the fiscal year ended October 31, 2000, the directors received a total of C$1,148,365 in fees, of which C$346,933 was paid in cash and C$801,432 was paid in the form of Directors' Deferred Stock Units, and 162,000 stock options were issued to directors under the Director Stock Option Plan.


     On September 19, 2000 the board of directors approved, effective November 1, 2000, implementation of an annual retainer of C$3,000 for members of board committees, other than committee chairpersons, an increase in the annual retainer for committee chairpersons from C$5,000 to C$10,000, and an increase in the remuneration paid for attendance at regional director committee meetings, to a maximum of two, from C$700 to C$1,000. Foreign directors are paid the same face amounts in U.S. dollars.


     Directors are reimbursed for transportation and other expenses incurred for attendance at board and committee meetings.

     To encourage directors to align their interests with those of shareholders by having an investment in RBC, RBC has in place the following plans:

     Directors' Deferred Stock Unit Plan

     Under the Directors' Deferred Stock Unit Plan, directors may receive 50% or 100% of their fees in the form of Directors' Deferred Stock Units, or DDSUs, each of which has a value equal to the market value of one RBC common share at the time the DDSUs are credited to the directors. The value of a DDSU, when converted to cash, is equivalent to the market value of one RBC common share at the time the conversion takes place. DDSUs attract dividends in the form of additional DDSUs at the same rate as dividends on RBC common shares. A director cannot convert DDSUs to cash until the director ceases to be a member of the board. In fiscal year 2000, an amount of C$801,432 in directors' fees was deferred by directors and invested in DDSUs.

     Directors' Share Purchase Plan


     The Directors' Share Purchase Plan allows directors to have the entire amount, or a portion, of their annual retainer and attendance fees paid by way of RBC common shares. All administration costs as well as any brokerage fees associated with the purchase and registration of the common shares are paid by RBC.


     Director Stock Option Plan


     Only directors of RBC who are neither officers nor employees of RBC or any of its subsidiaries may participate in the Director Stock Option Plan. A maximum of 650,000 common shares are issuable pursuant to the exercise of options granted under this plan. The plan provides for grants of options to purchase 6,000 common shares to each newly appointed or elected director and for annual grants of options to purchase 4,000 common shares, following each meeting of shareholders of RBC at which directors are elected. The exercise price for options is set at the market value of RBC common shares at the time of the grant. Options granted under this plan may be exercised for a period of 10 years from the date of the grant, subject to termination at an earlier date upon the retirement from the board or death of their holder. This plan will terminate on March 1, 2005 unless renewed with the approval of the common shareholders of RBC.



     The following table sets forth stock option grants outstanding to the directors as of March 14, 2001. The number of RBC common shares covered by stock options shown in the following table and the exercise prices have been adjusted to reflect the one-for-one stock dividend of RBC common shares which was paid on October 5, 2000 and had the same effect as a two-for-one stock split.



                                                                        EXERCISE OR
                                                                        BASE PRICE
                                                        VESTED        (C$) PER COMMON
NAME                             OPTIONS GRANTED      OPTIONS(1)           SHARE         EXPIRATION DATE
----                             ---------------   ----------------   ---------------   -----------------
George A. Cohon................      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
G. N. (Mel) Cooper.............      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
Douglas T. Elix................       6,000              6,000            43.585          August 25, 2010
                                      4,000              4,000            46.420        February 28, 2011
John T. Ferguson...............      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
L. Yves Fortier................      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
The Hon. Paule Gauthier........      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
J. Edward Newall...............      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
David P. O'Brien...............      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
Charlotte R. Otto..............       6,000              6,000            47.650        November 24, 2010
                                      4,000              4,000            46.420        February 28, 2001
Robert B. Peterson.............      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
J. Pedro Reinhard..............       6,000              6,000            38.215             May 24, 2010

                                                                        EXERCISE OR
                                                                        BASE PRICE
                                                        VESTED        (C$) PER COMMON
NAME                             OPTIONS GRANTED      OPTIONS(1)           SHARE         EXPIRATION DATE
----                             ---------------   ----------------   ---------------   -----------------
                                      4,000              4,000            46.420        February 28, 2011
Hartley T. Richardson..........      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
Kenneth C. Rowe................      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
Guy Saint-Pierre...............      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
Robert T. Stewart..............      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
Allan R. Taylor................      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.200        February 28, 2011
Sheelagh D. Whittaker..........      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011
Victor L. Young................      10,000             10,000            30.000        February 28, 2010
                                      4,000              4,000            46.420        February 28, 2011


---------------


(1)Options are vested immediately, at time of issue.

EXECUTIVE OFFICERS' COMPENSATION


     The following summary compensation table details compensation during the fiscal year ended October 31, 2000, for J.E. Cleghorn, A.S. Fell, W.R. Mackay, G.M. Nixon and J.T. Rager, measured by base salary and incentive bonuses earned during the fiscal year ended October 31, 2000. The table also provides the aggregate compensation for all officers that are members of the group management committee of RBC during the fiscal year ended October 31, 2000.


                           SUMMARY COMPENSATION TABLE


                                  ANNUAL COMPENSATION                               LONG-TERM COMPENSATION
                          -----------------------------------   ---------------------------------------------------------------
                                                                                 AWARDS
                                                                -----------------------------------------
                                                                   SECURITIES
                                                 OTHER ANNUAL    UNDER OPTIONS       RESTRICTED SHARES
NAME AND                   SALARY      BONUS     COMPENSATION       GRANTED         OR RESTRICTED SHARE         ALL OTHER
PRINCIPAL POSITION          (C$)      (C$)(A)      (C$)(B)      (# OF SHARES)(C)      UNITS (C$)(C)(D)     COMPENSATION (C$)(E)
------------------        ---------  ----------  ------------   ----------------   ----------------------  --------------------
J.E. CLEGHORN...........  1,081,667   1,500,000      86,407          400,000       48,208.2 Share Units           32,403
  Chairman and Chief                                                               based on C$1,500,000
  Executive Officer of
  RBC
A.S. FELL...............    302,000          --          --              N/A       Note(f)                            --
  Chairman of RBC                                                                  208,902.4 Share Units
  Dominion Securities                                                              based on C$6,500,000
  Inc.
W.R. MACKAY.............    545,833     500,000      19,353          140,000       16,069.4 Share Units           16,340
  Vice-Chairman of RBC,                                                            based on C$500,000
  Chairman and Chief
  Executive Officer of
  Royal Trust
G.M. NIXON..............    302,000   8,000,000          --              N/A       Note(f)                            --
  Deputy Chairman of
  RBC and Chief
  Executive Officer of
  RBC Dominion
  Securities Inc.
J.T. RAGER..............    533,333     500,000      16,240          140,000       16,069.4 Share Units           15,995
  Vice-Chairman of RBC                                                             based on C$500,000
All officers that are...  5,181,500  13,250,000   4,662,709        1,290,000       Note(f)                       131,363
  members of                                                                       310,139.6 Share Units
  the group                                                                        based on C$9,650,000
  management
  committee of RBC as
  a group (including
  the above-named
  officers)


---------------

(a) Excludes any part of bonus paid in the form of deferred share units, or DSUs.

(b) The amounts in this column represent perquisites and other taxable benefits and include costs for leased automobiles for Mr. J.E. Cleghorn of C$36,213.


(c) The number of common shares covered by stock options, number of DSUs and entitlements under the RBC Dominion Securities Inc. Incentive Program have been adjusted to reflect the one-for-one stock dividend of RBC common shares which was paid on October 5, 2000 and the same effect as a two-for-one stock split.


(d) The DSUs awarded for fiscal 2000 are based on the share price of C$31.115 which was the average closing price of RBC common shares for the last five trading days of fiscal 1999. Aggregate holdings of DSUs as at October 31, 2000 and their value are as follows: Mr. J.E. Cleghorn 17,648 DSUs with a value of C$852,399, Mr. A.S. Fell 231,352 DSUs with a value of C$11,174.320, Mr. W.R. Mackay 77,662 DSUs with a value of C$3,751,101 and Mr. J.T. Rager 11,306 DSUs with a value of C$546,080. Additional DSUs are credited to reflect dividends paid on RBC common shares.

(e) The amounts in this column represent RBC's contributions under the Royal Employee Savings and Share Ownership Plan. These officers participate in this plan on the same basis as all other employees. Under this plan, employees can contribute up to a specified percentage of their salary towards the purchase of RBC common shares, with RBC contributing additional common shares to the extent of 50% of eligible contributions.


(f) Mr. Fell and Mr. Nixon participate in the RBC Dominion Securities Inc. Incentive Program. Mr. Fell was awarded 180,000 units for fiscal 2000 which had a value of C$2,160,000 and Mr. Nixon was awarded 180,000 units for fiscal 2000 which had a value of C$2,160,000, all of which was deferred. Deferred amounts are adjusted to reflect the variation in market price, including deemed reinvestment of dividends. The deferred accumulative amount as at October 31, 2000 was C$3,235,520 for Mr. Fell and

    C$2,930,844 for Mr. Nixon. The annual amount deferred is payable at the rate of one-third per year and will be paid in RBC common shares at the then-prevailing price.

     Incentive Program

     The Royal Bank Financial Group Incentive Program provides opportunities for most RBC employees to earn incentive bonuses based on individual contribution and the overall financial performance of RBC in relation to planned net income after tax and revenue growth, cost controls targets, as well as customer satisfaction performance compared to major financial institutions in Canada and earnings per share growth compared to 15 leading North American financial institutions. The actual incentive bonus for the senior executive officers who participate is based on individual contribution reviewed against a variety of factors including judgment, managerial performance and overall contribution to RBC's success.

     Mr. A.S. Fell, Mr. G.M. Nixon and other eligible employees of RBC Dominion Securities Inc. participate in incentive programs based on the profitability of RBC Dominion Securities Group. These programs reflect the normal compensation practices in the securities industry. Individual bonuses are determined based upon the performance of each business unit and the employee's personal contribution. Set percentages of the amount of the bonus are deferred. The deferred component is paid out in equal installments over a three-year period and its value is linked to the performance of RBC common shares over the same period.

     Deferred Share Unit Plan

     The purpose of the Deferred Share Unit Plan is to increase the alignment of the senior officers' and shareholders' interest by linking short-term cash incentive rewards to the future value of RBC common shares. Under the Plan, each senior officer selected for participation by the Committee may elect to receive all or a percentage of his or her annual incentive bonus in the form of deferred share units, or DSUs. When bonus awards are determined at the end of the fiscal year, the amount elected is converted to DSUs which have a value equal to the market price of RBC common shares at the beginning of the fiscal year. The DSUs attract dividends in the form of additional DSUs at the same rate as dividends on RBC common shares. The officer is not allowed to convert the DSUs until retirement, permanent disability or termination of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of RBC common shares at the time the conversion takes place.

     Stock Option Plan

     RBC's stock option plan is designed to reward eligible employees in relation to increases in shareholder value. Options are granted to eligible employees and are accompanied by a stock appreciation right, or SAR. A participant may elect to exercise either an option or the corresponding SAR. Upon the exercise of a SAR, a participant receives a cash payment equal to the difference between the closing price of the common shares on the Toronto Stock Exchange on the last trading day immediately prior to the day of exercise of the SAR and the exercise price of the corresponding option multiplied by the number of common shares covered by the SAR. SARs were introduced with the options granted on November 29, 1999. Upon the exercise of a SAR the corresponding option will be cancelled. Similarly, upon the exercise of an option the corresponding SAR will be cancelled.


     The table below shows stock option grants outstanding as of March 14, 2001 made to all officers that are members of the group management committee. RBC grants options to eligible employees for the purchase of a set number of RBC common shares at an exercise price being the higher of the market value of the shares based on the weighted average of the trading prices of a board lot of shares on the Toronto Stock Exchange for (1) the five-trading-day period ending immediately before the option grant and (2) the day of the option grant. Each option may be exercised over a ten-year period. Twenty-five percent of the options granted vest one year after the date of grant and an additional 25% per year over the following three years. The number of RBC common shares covered by stock options shown in the following table and the exercise prices have been adjusted to reflect the one-for-one stock dividend of RBC common shares which was paid on October 5, 2000 and had the same effect as a two-for-one stock split.




                                                                               EXERCISE OR
                                                                               BASE PRICE
                                 OPTIONS     VESTED         NON-VESTED       (C$ PER COMMON       EXPIRATION
             NAME                GRANTED   OPTIONS(1)        OPTIONS              SHARE              DATE
             ----                -------   ----------   ------------------   ---------------   -----------------
J.E. Cleghorn..................  290,000    290,000                0              15.675       December 18, 2005
  Chairman and Chief Executive   280,000    280,000                0              24.800       December 16, 2006
    Officer                      300,000    225,000           75,000              39.640       December 15, 2007
                                 300,000    150,000          150,000              39.010       November 30, 2008
                                 400,000    100,000          300,000              33.315       November 29, 2009
                                 400,000          0          400,000              49.280       November 28, 2010
G.J. Feeney....................   98,000     24,500                0              24.800       December 16, 2006
  Deputy-Chairman                140,000    105,000           35,000              39.640       December 15, 2007
                                 140,000     70,000           70,000              39.010       November 30, 2008
                                 140,000     35,000          105,000              33.315       November 29, 2009
                                 100,000          0          100,000              49.280       November 28, 2010
P.W. Currie....................  160,000     40,000           40,000              27.225           April 7, 2007
  Vice-Chairman and Chief         64,000     48,000           16,000              39.640       December 15, 2007
    Financial Officer            100,000     50,000           50,000              39.010       November 30, 2008
                                 140,000     35,000          105,000              33.315       November 29, 2009
                                 140,000          0          140,000              49.280       November 28, 2010
S.B. Labarge...................   64,000     48,000           16,000              39.640       December 15, 2007
  Vice-Chairman and Chief Risk    70,000     35,000           35,000              39.010       November 30, 2008
    Officer                      140,000     35,000          105,000              33.315       November 29, 2009
                                 140,000          0          140,000              49.280       November 28, 2010
M.J. Lippert...................   70,000     52,500           17,500              32.565       September 1, 2007
  Vice-Chairman and Chief         64,000     48,000           16,000              39.640       December 15, 2007
    Information Officer          140,000     70,000           70,000              39.010       November 30, 2008
                                 140,000     35,000          105,000              33.315       November 29, 2009
                                 140,000          0          140,000              49.280       November 28, 2010
W.R. Mackay....................  200,000    100,000           100,00              39.010       November 30, 2008
  Vice-Chairman, Wealth          140,000     35,000          105,000              33.315       November 29, 2009
    Management, RBC, and Chief   200,000          0          200,000              49.280       November 28, 2010
    Executive Officer of Royal
    Trust Corporation
J.T. Rager.....................   64,000     48,000           16,000              39.640       December 15, 2007
  Vice-Chairman, Personal and     54,000     27,000           27,000              39.010       November 30, 2008
    Commercial Banking           140,000          0          140,000              49.280       November 28, 2010
G.M. Nixon.....................      N/A        N/A              N/A                 N/A                     N/A
  Deputy-Chairman of RBC and
    Chief Executive Officer of
    RBC Dominion Securities
    Inc.
I. Weiser(2)...................  418,349    418,349                0             17.9276         January 4, 2010
  Chairman and Chief Executive
    Officer, RBC Dain Rauscher
W.J. Westlake..................   19,000      4,750                0              24.800       December 16, 2006
  Executive Vice-President,       16,600     12,450            4,150              39.640       December 15, 2007
    Insurance, RBC, and
      President                   20,000     10,000           10,000              39.010       November 30, 2008
    and Chief Executive
      Officer,                    50,000     12,500           37,500              33.315       November 29, 2009
    RBC Insurance Holdings Inc.   75,000          0           75,000              49.280       November 28, 2010
C.M. Winograd..................      N/A        N/A              N/A                 N/A                     N/A
  President and Chief Operating
    Officer of RBC Dominion
    Securities Inc.


---------------


(1)25% of granted options vest on an annual basis starting 1 year from the grant date.



(2)The options held by Mr. Weiser are granted under the Dain Rauscher Plan.

     Pensions

     Pension arrangements are in place to provide certain senior officers with lifetime annual retirement income of up to 65% of their average annual compensation, inclusive of benefits from the registered defined benefit pension plan and the Canada and Quebec Pension Plans. Pensions are based on credited service and average annual compensation defined as base salary and annual short-term incentive bonus, including the amount elected to be taken in the form of deferred share units, during the best 60 consecutive months in the last 10 years of employment not to exceed 145% of final base salary or in some cases the higher of the former and final base salary plus target bonus. Normally, these pension arrangements accrue from age 40 on the basis of certain percentages per year, as follows: 40-44, 2% per year; 45-59, 3% per year; 60-64, 2% per year up to a maximum of 65% of average annual compensation. The normal retirement age under these arrangements is 65 years.

     Early retirement benefits are available from age 55; however the pension payable is reduced when the individual does not have 35 years of pension plan membership or if the individual is over age 60 and does not have 25 years of pension plan membership.

     The following table represents the annual pension benefit at various years of credited and level of remuneration.


                                          YEARS OF CREDITED SERVICE AT NORMAL RETIREMENT AGE OF 65
                                         ----------------------------------------------------------
REMUNERATION (C$)(1)                         10             15             20          25 OR MORE
--------------------                     ----------     ----------     ----------     -------------
 300,000............................       75,000        120,000        165,000           195,000
 400,000............................      100,000        160,000        220,000           260,000
 500,000............................      125,000        200,000        275,000           325,000
 750,000............................      187,500        300,000        412,500           487,500
1,000,000...........................      250,000        400,000        550,000           650,000
1,250,000...........................      312,500        500,000        687,500           812,500
1,500,000...........................      375,000        600,000        825,000           975,000
1,750,000...........................      437,500        700,000        962,500         1,137,500


---------------

(1) Average annual compensation defined as base salary plus short-term incentive bonuses including the amount elected to be taken in the form of DSUs during the best remunerated 60 consecutive months in the last 10 years of employment, not to exceed 145% of final base salary or in some cases the higher of the former and final base salary plus target bonus.


     The credited service up to October 31, 2000 for J.E. Cleghorn, A.S. Fell, W.R. Mackay, G.M. Nixon and J.T. Rager is as follows:



                                                                           NORMAL
NAME                                                CREDITED SERVICE   RETIREMENT AGE
----                                                ----------------   --------------
J.E. Cleghorn.....................................     19.3 years            65
A.S. Fell(1)......................................     40.8 years            65
W.R. Mackay.......................................      5.0 years            65
G.M. Nixon(2).....................................      5.8 years            65
J.T. Rager........................................     11.5 years            65


---------------


(1) Mr. A.S. Fell is a member of the pension plan for directors of RBC Dominion Securities Inc. His participation in this Canada Customs and Revenue Agency registered plan is on the same terms and conditions applicable to all directors of RBC Dominion Securities Inc., subject to the maximum pension allowed under a registered plan and accruing at a rate of 2.0% per year of service.



(2) Mr. G.M. Nixon is a member of the defined contribution plan of RBC Dominion Securities Inc. His participation in this Canada Customs and Revenue Agency registered plan is on the same terms and conditions applicable to all employees of RBC Dominion Securities Inc. Employees must contribute 3% of salary, matched 100% by the employer. Also, employees may contribute voluntarily up to 5% of salary, matched 50% by the employer, up to a total employer contribution per employee per year of C$4,000.

     During the financial year ended October 31, 2000, RBC recorded current service costs for pension plans and other post-retirement benefits for all officers that are members of the group management committee of C$1,340,900 and C$22,500, respectively.


INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     As at December 14, 2000 aggregate indebtedness entered into for purposes other than in connection with purchase of securities (other than "routine indebtedness" under applicable Canadian securities laws) to RBC or its subsidiaries of all officers, directors and employees and former officers, directors and employees of RBC or its subsidiaries amounted to approximately C$163,394,400. This amount primarily reflects housing loans secured on the borrower's principal residence, made available to eligible employees of RBC at rates lower than those generally available to customers of RBC. This program was discontinued December 6, 1995. Existing loans have been "grandfathered". As at December 14, 2000, aggregate indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) to RBC or its subsidiaries of all officers, directors and employees and former officers, directors and employees of RBC or its subsidiaries made in connection with the purchase of securities of RBC or any of its subsidiaries was approximately C$171,500.


     The following table lists the amount of outstanding loans made by RBC or any of its subsidiaries to or for the benefit of any directors of RBC or officers that are members of the group management committee, other than loans that were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. The table sets forth the largest amount outstanding during the three years ended October 31, 2000, the amount outstanding as of January 31, 2001, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan:



                                           LARGEST AMOUNT
                                         OUTSTANDING DURING
                           AMOUNT          THE THREE-YEAR
                       OUTSTANDING AT       PERIOD ENDED
                      JANUARY 31, 2001    OCTOBER 31, 2000       INTEREST
NAME OF OFFICER             (C$)                (C$)               RATE                  NATURE OF THE LOAN
---------------       ----------------   ------------------   ---------------   ------------------------------------
G.J. Feeney.........      235,805             390,319                      6%   Company-Initiated-Loan(1)
                           49,346              49,560                      3%   Company-Initiated-Loan(1)
                           76,353             104,749                      5%   Made in Connection With the Purchase
                                                                                of Securities(2)
J.T. Rager..........       36,222              54,781          variable-0.50%   Conventional Mortgage
                          133,895             143,943                      6%   Company-Initiated-Loan(1)
                           46,182              49,403                      3%   Company-Initiated-Loan(1)


---------------

(1) Loan(s) to assist with home purchase resulting from transfers initiated by RBC, secured by collateral mortgage on borrower's residence and amortized over maximum term of 25 years. The first C$50,000 of any such loan bears interest at 1% per annum, the balance at 4%, both rates being applicable for an initial three-year period; in the fourth year, the rates are 2% and 5% per annum. Thereafter, each such loan bears interest at the rate of 3% and 6% per annum respectively. This program was discontinued December 6, 1995. Existing loans were "grandfathered". Loans granted before December 8, 1993 and which were not made in conjunction with transfers initiated by RBC bear interest at a rate per annum 2% below RBC's residential mortgage interest rate for the term selected, subject to a minimum of 3% per annum. In certain cases, the amount shown in this column includes a residential mortgage loan secured on the borrower's residence granted at the applicable best customer interest rate in accordance with RBC's residential mortgage lending program.

(2) Loan(s) used to purchase RBC common shares pursuant to RBC's Common Share Purchase Program under which loans are currently granted at RBC's prime rate; prior to December 8, 1993 such loans were granted at the rate of 5% per annum. Repayment is made over terms ranging between five and ten years and shares are held as security until full repayment of the loans.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

     Some of the statements included or incorporated by reference in this prospectus constitute "forward-looking statements" as defined under United States securities laws, which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to RBC's objectives for 2001, and the medium term, and strategies to achieve those objectives, as well as statements with respect to RBC's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", and words and expressions of similar import are intended to identify forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. RBC cautions readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:

     - the strength of the Canadian economy in general and the strength of the local economies within Canada in which RBC conducts operations;

     - the strength of the United States economy and the economies of other nations in which RBC conducts significant operations;

     - the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System;

     - changes in trade policy;

     - the effects of competition in the markets in which RBC operates;

     - inflation;

     - capital market and currency market fluctuations;

     - the timely development and introduction of new products and services by RBC in receptive markets;

     - the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities);

     - changes in tax laws;

     - technological changes;

     - the ability of RBC to complete strategic acquisitions and to integrate acquisitions; unexpected judicial or regulatory proceedings;

     - unexpected changes in consumer spending and saving habits; and

     - RBC's anticipation of and success in managing the risks implicated by the foregoing.

     RBC cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to RBC, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. RBC does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of RBC.

     You should also consider other risks and uncertainties discussed in documents filed by RBC and Centura with the SEC, including RBC's most recent Annual Report on Form 40-F for the fiscal year ended October 31, 2000 and Centura's most recent Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which are incorporated by reference into this document.

                                    EXPERTS

     The consolidated financial statements incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 40-F of RBC for the year ended October 31, 2000 have been audited by Deloitte & Touche LLP and PricewaterhouseCoopers LLP, independent auditors, as stated in their reports, and are included in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.


     The consolidated financial statements incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of Centura for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.


                         VALIDITY OF RBC COMMON SHARES

     The validity of the RBC common shares issued pursuant to the merger agreement will be passed upon on behalf of RBC by Ogilvy Renault, Canadian counsel for RBC.

              LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST RBC,
                           ITS MANAGEMENT AND OTHERS

     RBC is a Canadian chartered bank. Many of RBC's directors and executive officers, including many of the persons who signed the registration statement on Form F-4, of which this document is a part, and some of the experts named in this document, are resident outside the United States, and a substantial portion of RBC's assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

     RBC has been advised by its Canadian counsel, Ogilvy Renault, that a judgment of a United States court predicated solely upon civil liability under such laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. RBC has also been advised by such counsel, however, that there is substantial doubt whether an original action could be brought successfully in Canada predicated solely upon such civil liabilities.

                    SHAREHOLDER PROPOSALS AND OTHER MATTERS


     Centura will hold an annual meeting of its shareholders in 2001 only if the merger is not completed. If the annual meeting is to be held, proposals of shareholders intended for inclusion pursuant to Securities Exchange Act Rule 14a-8 in proxy materials to be distributed by Centura in connection with Centura's 2001 Annual Meeting of Shareholders must be received by the office of the Secretary of Centura Banks, Inc. no later than 30 days before Centura begins to print and mail its proxy materials.



     In addition, pursuant to Centura's bylaws, for business to be properly brought before Centura's 2001 Annual Meeting of Shareholders (other than shareholder proposals submitted pursuant to Securities Exchange Act Rule 14a-8 referred to above), shareholders must give notice of the proposed business to the office of the Secretary of Centura, no later than 90 days in advance of the date of the meeting.


                      WHERE YOU CAN FIND MORE INFORMATION


     RBC has filed a registration statement, of which this proxy statement/prospectus forms a part, with the SEC, under the Securities Act that registers the distribution to Centura shareholders of the shares of common stock of RBC to be issued in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Centura and RBC and the common stock of these companies. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this document.

     In addition, RBC files reports and other information, and Centura files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the
SEC:

 Public Reference Room 450    New York Regional Office      Chicago Regional Office
    Fifth Street, N.W.          7 World Trade Center            Citicorp Center
         Room 1024                   Suite 1300             500 West Madison Street
  Washington, D.C. 20549      New York, New York 10048            Suite 1400
                                                            Chicago, IL 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet world wide web site that contains reports, proxy statement, and other information about issuers, like Centura, that file electronically with the SEC. The address of that site is http://www.sec.gov. RBC's address on the world wide web is http://www.royalbank.com, and Centura's address is http://www.centura.com. The information on the web sites is not a part of this document.

     You can also inspect reports, proxy statements and other information about Centura and RBC at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The SEC allows Centura and RBC to "incorporate by reference" information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

     This document incorporates by reference the documents listed below that RBC and Centura have previously filed with the SEC. They contain important information about RBC and Centura and their financial condition.


CENTURA FILINGS                                            PERIOD OR DATE FILED
---------------                                ---------------------------------------------
Annual Report on Form 10-K...................  Year ended December 31, 2000
Current Reports on Form 8-K..................  January 11, 2001, February 2, 2001



RBC FILINGS                                                PERIOD OR DATE FILED
-----------                                    ---------------------------------------------
Annual Report on Form 40-F...................  Year ended October 31, 2000
Current Reports on Form 6-K..................  November 28, 2000, December 21, 2000, January
                                               11, 2001, January 23, 2001, January 26, 2001,
                                               February 2, 2001, March 15, 2001.


     RBC and Centura incorporate by reference additional documents that either company may file with the SEC between the date of this document and the date of the Centura special meeting. These documents include periodic reports, Annual Reports on Form 10-K or 40-F, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K or Form 6-K, as well as proxy statements.

     RBC has supplied all information contained or incorporated by reference in this document relating to RBC, as well as all pro forma financial information, and Centura has supplied all such information relating to Centura.

     You can obtain any of the documents incorporated by reference in this document through RBC and Centura, as the case may be, or from the SEC at the addresses above or, in the case of Centura, through the SEC's Internet world wide web site. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:


                 CENTURA                                      RBC
              Cheryl Ayers                              Anthony Ostler
           Centura Banks, Inc.                   Investor Relations Department
         134 North Church Street                     Royal Bank of Canada
    Rocky Mount, North Carolina 27804                   200 Bay Street
          Phone: (252) 454-8201                        Royal Bank Plaza
                                                       Toronto, Ontario
                                                        Canada M5J 2J5
                                                     Phone: (416) 955-7804


     If you would like to request documents, please do so by April 26, 2001 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first-class mail, or another equally prompt means, within one business day after we receive your request.


     We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                                                                      APPENDIX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                          DATED AS OF JANUARY 26, 2001

                                    BETWEEN

                              CENTURA BANKS, INC.

                                      AND

                              ROYAL BANK OF CANADA

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----


RECITALS..........................................................   A-3

                               ARTICLE I
                  CERTAIN DEFINITIONS; INTERPRETATION
1.01  Certain Definitions.........................................   A-3
1.02  Interpretation..............................................   A-7

                               ARTICLE II
                               THE MERGER
2.01  The Merger..................................................   A-7
2.02  Reservation of Right to Revise Structure....................   A-8
2.03  Effective Time..............................................   A-8

                              ARTICLE III
                             CONSIDERATION
3.01  Effect on Capital Stock.....................................   A-8
3.02  Rights as Shareholders; Stock Transfers.....................   A-9
3.03  Exchange Procedures.........................................   A-9
3.04  Anti-Dilution Provisions....................................   A-9
3.05  Company Stock Options.......................................  A-10

                               ARTICLE IV
                       ACTIONS PENDING THE MERGER
4.01  Forbearances of the Company.................................  A-10
4.02  Forbearances of the Acquiror................................  A-12

                               ARTICLE V
                     REPRESENTATIONS AND WARRANTIES
5.01  Disclosure Schedules........................................  A-13
5.02  Standard....................................................  A-13
5.03  Representations and Warranties of the Company...............  A-13
5.04  Representations and Warranties of the Acquiror..............  A-22

                               ARTICLE VI
                               COVENANTS
6.01  Reasonable Best Efforts.....................................  A-24
6.02  Shareholder Approvals.......................................  A-25
6.03  Registration Statement......................................  A-25
6.04  Press Releases..............................................  A-26
6.05  Access; Information.........................................  A-26
6.06  Acquisition Proposals.......................................  A-26
6.07  Affiliate Agreements........................................  A-27
6.08  Takeover Laws...............................................  A-27

6.09  No Rights Triggered.........................................  A-27
6.10  NYSE Listing................................................  A-27
6.11  Regulatory Applications.....................................  A-27
6.12  Indemnification.............................................  A-28
6.13  Accountants' Letters........................................  A-29
6.14  Notification of Certain Matters.............................  A-29
6.15  Employee Benefits...........................................  A-29
6.16  Certain Adjustments.........................................  A-30
6.17  Formation of Newco..........................................  A-30
6.18  Certain Tax Matters.........................................  A-30

                              ARTICLE VII
                CONDITIONS TO CONSUMMATION OF THE MERGER
7.01  Conditions to Each Party's Obligation to Effect the           A-30
      Merger......................................................
7.02  Conditions to Obligation of the Company.....................  A-31
7.03  Conditions to Obligation of the Acquiror....................  A-32

                              ARTICLE VIII
                              TERMINATION
8.01  Termination.................................................  A-32
8.02  Effect of Termination and Abandonment.......................  A-33
8.03  Termination Fee.............................................  A-34

                               ARTICLE IX
                             MISCELLANEOUS
9.01  Survival....................................................  A-34
9.02  Waiver; Amendment...........................................  A-34
9.03  Counterparts................................................  A-34
9.04  Governing Law...............................................  A-34
9.05  Expenses....................................................  A-34
9.06  Notices.....................................................  A-35
9.07  Entire Understanding; No Third-Party Beneficiaries..........  A-35
9.08  Assignment..................................................  A-35


EXHIBIT A  Form of Stock Option Agreement
EXHIBIT B  List of Persons to Execute Compensation-Related Agreements
EXHIBIT C  Form of Employment Agreement
EXHIBIT D  Form of Affiliate Letter

     AGREEMENT AND PLAN OF MERGER, dated as of January 26, 2001 (this "Agreement"), between Centura Banks, Inc. (the "Company") and Royal Bank of Canada (the "Acquiror").

                                    RECITALS

     A. The Company. The Company is a North Carolina corporation, having its principal place of business in Rocky Mount, North Carolina.

     B. The Acquiror. The Acquiror is a Canadian chartered bank, having its principal places of business in Toronto, Ontario and Montreal, Quebec, Canada.

     C. The Merger. On the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of a direct wholly owned subsidiary of the Acquiror to be organized under North Carolina law ("Newco") with and into the Company, with the Company as the surviving corporation in the merger.

     D. Stock Option Agreement. As a condition of and inducement to the Acquiror's willingness to enter into this Agreement, following the execution and delivery of this Agreement, the Company is entering into a Stock Option Agreement in substantially the form of Exhibit A (the "Stock Option Agreement"), pursuant to which the Company is granting to the Acquiror an option to purchase, under certain circumstances, shares of Company Common Stock.


     E. Employment Agreements. Certain employees and directors of the Company identified on Exhibit B have agreed to execute agreements related to certain employment and compensation matters in substantially the form of Exhibit C.


     F. Intention of the Parties. It is the intention of the parties that the business combination contemplated hereby be treated as a "reorganization" under
Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     G. Board Action. The respective Boards of Directors of each of the Company and the Acquiror have each adopted resolutions approving this Agreement, the Merger (as defined herein), the Stock Option Agreement, and, in the case of the Board of Directors of the Company, declaring the advisability of this Agreement in accordance with the North Carolina Business Corporation Act, as amended (the "NCBCA").

     NOW, THEREFORE, in consideration of the premises, and of the mutual covenants, representations, warranties and agreements contained herein, the parties agree as follows:

                                   ARTICLE I

                      CERTAIN DEFINITIONS; INTERPRETATION

     1.01 Certain Definitions. The following terms are used in this Agreement with the meanings assigned below:

          "Acquiror" has the meaning assigned in the preamble to this Agreement.

          "Acquiror Common Stock" means the common shares, without nominal or par value, of the Acquiror.

          "Acquiror First Preferred Stock" means the first preferred shares, without nominal or par value, of the Acquiror.

          "Acquiror Ratio" has the meaning assigned in Section 8.01(f)(ii).

          "Acquiror Second Preferred Stock" means the second preferred shares, without nominal or par value, of the Acquiror.

          "Acquiror Stock" means, collectively, the Acquiror Common Stock, the Acquiror First Preferred Stock and the Acquiror Second Preferred Stock.

          "Acquisition Proposal" has the meaning assigned in Section 6.06.

          "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

          "Average Closing Price" means the average of the daily last sale prices per share of Acquiror Common Stock as reported on the Toronto Stock Exchange for the ten consecutive full trading days (on which such shares are traded) ending at the close of trading on the Determination Date.

          "Closing Date" has the meaning assigned in Section 2.03.

          "Code" has the meaning assigned in Recital F.

          "Company" has the meaning assigned in the preamble to this Agreement.

          "Company Affiliate" has the meaning assigned in Section 6.07.

          "Company Articles" means the Amended and Restated Articles of Incorporation of the Company.

          "Company Board" means the Board of Directors of the Company.

          "Company By-Laws" means the Amended and Restated By-laws of the Company.

          "Company Common Stock" means the common stock, without par value, of the Company.

          "Company IP Rights" has the meaning assigned in Section 5.03(w).

          "Company Meeting" has the meaning assigned in Section 6.02.

          "Company Preferred Stock" means the preferred stock, without par value, of the Company.

          "Company Reports" has the meaning assigned in Section 5.03(j).

          "Company Stock" means, collectively, the Company Common Stock and the Company Preferred Stock.

          "Company Stock Option" means each option to purchase shares of Company Common Stock outstanding under the Company Stock Plans.

          "Company Stock Plans" has the meaning assigned in Section 5.03(b).

          "Company's SEC Documents" has the meaning assigned in Section 5.03(g).

          "Confidentiality Agreement" means the confidentiality agreement between the Company and the Acquiror, dated January 12, 2001.

          "Compensation Plans" has, with respect to any person, the meaning assigned in Section 5.03(n).

          "Consideration" has the meaning assigned in Section 3.01(a).

          "Consideration Per Share" has the meaning assigned in Section 3.05.

          "Contract" means, with respect to any person, any agreement, indenture, undertaking, debt instrument, contract, lease or other commitment to which such person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties is subject.

          "Costs" has the meaning assigned in Section 6.12(a).

          "Determination Date" means the date of receipt of all approvals of the Minister of Finance, Canada, necessary to consummate the Merger.

          "Disclosure Schedule" has the meaning assigned in Section 5.01.

          "Effective Time" means the date and time at which the Merger becomes effective.

          "Environmental Laws" means any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (1) the protection or restoration of the environment, health or safety (in each case as relating to the environment) or natural resources; or (2) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA Affiliate" has, with respect to any person, the meaning assigned in Section 5.03(n).

          "ERISA Affiliate Plan" has the meaning assigned in Section 5.03(n).

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

          "Exchange Agent" has the meaning assigned in Section 3.03(a).

          "Exchange Ratio" has the meaning assigned in Section 3.01(a).

          "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          "Hazardous Substance" means any substance in any concentration that is: (1) listed, classified or regulated pursuant to any Environmental Law;
     (2) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (3) any other substance which may be the subject of regulatory action by any Governmental Authority pursuant to any Environmental Law.

          "Indemnified Party" has the meaning assigned in Section 6.12(a).

          "Indemnified Person" has the meaning assigned in Section 5.03(n).

          "Index Price" means the TSE Banks & Trusts Index.

          "Index Ratio" has the meaning assigned in Section 8.01(f)(ii).

          "Insurance Amount" has the meaning assigned in Section 6.12(b).

          "Insurance Policies" has the meaning assigned in Section 5.03(u).

          "Intellectual Property Rights" shall mean all worldwide industrial and intellectual property rights, including, without limitation, patents, patent applications, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications, copyright, copyright applications, franchises, licenses, inventories, know-how, trade secrets, customer lists, proprietary processes and formulae, all source and object code, algorithms, architecture, structure, display screens, layouts, inventions, development tools, software, databases and all documentation and media constituting, describing or relating to the above, including, without limitation, manuals, memoranda and records.

          "IRS" means the United States Internal Revenue Service.

          "knowledge of the Company" and "Company knowledge" mean the knowledge of Cecil Sewell, Steven Goldstein, Frank Hirsch, Kel Landis, Scott Custer, Tom Rogers, Ben Anderson and Buddy Jordon.

          "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

          "Loans" means loans, leases, extensions of credit, commitments to extend credit and other assets.

          "Material Adverse Effect" means, with respect to the Acquiror or the Company, any effect that (1) is materially adverse to the financial position, results of operations, shareholder's equity or business of the Acquiror and its Subsidiaries taken as a whole, or the Company and its Subsidiaries taken as a whole, respectively, other than (A) the effects of changes in economic conditions generally (including general levels of interest rates), except to the extent that the effect of such change disproportionately affects the Acquiror or the Company, respectively, as compared to depositary institutions in general in Canada or the United States, respectively, (B) payments of expenses associated with the Merger as contemplated by this Agreement, (C) changes in generally accepted accounting principles applicable to bank holding companies generally in Canada or the United States, respectively, and (D) any changes resulting primarily from changes in banking laws or regulations (or interpretations thereof) of general applicability in Canada or the United States, respectively; or (2) would materially impair the ability of either the Acquiror or the Company to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement.

          "Merger" has the meaning assigned in Section 2.01(a).

          "Multiemployer Plan" means, with respect to any person, a multiemployer plan within the meaning of Section 3(37) of ERISA.

          "NCBCA" has the meaning assigned in Recital G.

          "NCCOB" means the North Carolina Commissioner of Banks.

          "New Certificates" has the meaning assigned in Section 3.03.

          "NYSE" means the New York Stock Exchange, Inc.

          "Old Certificates" has the meaning assigned in Section 3.03.

          "PBGC" means the Pension Benefit Guaranty Corporation.

          "Pension Plan" has, with respect to any person, the meaning assigned in Section 5.03(n).

          "person" means any individual, bank, savings bank, corporation, partnership, association, joint-stock company, business trust or unincorporated organization.

          "Previously Disclosed" means, with respect to the Company or the Acquiror, information set forth in such party's Disclosure Schedule in a paragraph or section identified as corresponding to the provision of this Agreement in respect of which such information has been so set forth or has otherwise been set forth in a manner reasonably indicating to a reader the provisions to which such information may be relevant.

          "Proxy Statement" has the meaning assigned in Section 6.03.

          "Registration Statement" has the meaning assigned in Section 6.03.

          "representatives" means, with respect to any person, such person's directors, officers, employees, legal or investment or financial advisors or any representatives of such legal or financial advisors.

          "Rights" means, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such person.

          "SEC" means the Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

          "Significant Subsidiary" has the meaning assigned to it in Rule 1-02 of Regulation S-X of the SEC.

          "Starting Date" means January 26, 2001.

          "Starting Price" means C$51.80.

          "Stock Option Agreement" has the meaning assigned in the preamble to this Agreement.

          "Subsidiary" includes both a "subsidiary" as defined in Rule 1-02 of Regulation S-X of the SEC and a "subsidiary" as defined in Section 2(d) of the Bank Holding Company Act of 1956.

          "Superior Proposal" has the meaning assigned in Section 6.06.

          "Surviving Corporation" has the meaning assigned in Section 2.01.

          "Takeover Laws" has the meaning assigned in Section 5.03(e).

          "Taxes" means all taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, or charges of any kind whatsoever, together with any interest and any penalties or additions to tax with respect thereto and with respect to any information reporting requirements imposed by the Code or any similar provision of foreign, state or local law and any interest in respect of such additions or penalties imposed by any taxing authority whether arising before, on or after the Closing Date.

          "Tax Returns" means all reports and returns required to be filed on or before the Closing Date with respect to the Taxes of the Company or any of its Subsidiaries including, without limitation, consolidated federal income tax returns and any documentation required to be filed with any taxing authority or to be retained by the Company or any of its Subsidiaries in respect of information reporting requirements imposed by the Code or any similar foreign, state or local law.

     1.02 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement. Whenever this Agreement shall require a party to take an action, such requirement shall be deemed to constitute an undertaking by such party to cause its Subsidiaries, and to use its reasonable best efforts to cause its other affiliates, to take appropriate action in connection therewith. References to "knowledge" of a person means knowledge after reasonable diligence in the circumstances. References herein to "transaction contemplated by this Agreement" shall be deemed to include a reference to the transactions contemplated by the Stock Option Agreement. All references to "dollars" or "$" mean the lawful currency of the United States, and all references to "Canadian dollars" or "C$" mean the lawful currency of Canada, unless otherwise indicated.

                                   ARTICLE II

                                   THE MERGER

     2.01 The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the following shall occur:

          (a) Structure and Effects of the Merger. Newco shall merge with and into the Company, and the separate corporate existence of Newco shall thereupon cease (the "Merger"). The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and shall continue to be governed by the laws of the State of North Carolina, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the NCBCA.

          (b) Articles of Incorporation. The articles of incorporation of the Surviving Corporation shall be amended to read in their entirety the same as the articles of incorporation of Newco as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and the NCBCA, except that the name of the Surviving Corporation shall be changed to "RBC Centura Banks, Inc.".

          (c) By-Laws. The by-laws of the Surviving Corporation shall be amended to read in their entirety the same as the by-laws of Newco as in effect immediately prior to the Effective Time, until duly amended in accordance with the terms thereof and the articles of incorporation referred to in Section 2.01(b).

          (d) Directors. Unless otherwise agreed by the Acquiror and the Company, the directors of the Surviving Corporation shall be comprised of nine individuals, five of whom shall be designated by the Acquiror and four of whom shall be designated by the Company (with the reasonable consent of the Acquiror) prior to the Effective Time, and such directors shall hold office until such time as their successors shall be duly elected and qualified.

     2.02 Reservation of Right to Revise Structure. At the Acquiror's election, the Merger may alternatively be structured so that (i) the Company is merged with and into any direct or indirect wholly owned subsidiary of the Acquiror or
(ii) any other direct or indirect wholly owned subsidiary of the Acquiror is merged with and into the Company; provided, however, that no such change shall
(a) alter or change the amount or kind of the Consideration or the treatment of the holders of Company Stock Options, (b) prevent the parties from obtaining the opinions of Hunton & Williams and Sullivan & Cromwell referred to in Sections 7.02(c) and 7.03(c), respectively, or (c) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

     2.03 Effective Time. The Merger shall become effective upon the filing, in the office of the Secretary of State of the State of North Carolina, of articles of merger in accordance with Section 55-11-05 of the NCBCA, or at such later date and time as may be set forth in such articles. Subject to the terms of this Agreement, the parties shall cause the Merger to become effective (1) on the date that is the third business day to occur after the last of the conditions set forth in Article VII (other than conditions relating solely to the delivery of documents dated the Closing Date) shall have been satisfied or waived in accordance with the terms of this Agreement (or, at the election of the Acquiror, on the last business day of the month in which such day occurs), or
(2) on such date as the parties may agree in writing (the "Closing Date").

                                  ARTICLE III

                                 CONSIDERATION

     3.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock:

          (a) Conversion of Company Common Stock. Each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive consideration (the "Consideration") comprising 1.684 (the "Exchange Ratio") fully paid and nonassessable shares of Acquiror Common Stock. At the Effective Time, the shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and cease to exist, and from and after the Effective Time, certificates representing Company Common Stock immediately prior to the Effective Time shall be deemed for all purposes to represent the number of shares of Acquiror Common Stock into which they were converted as part of the Consideration pursuant to this Section 3.01(a).

          (b) Newco Common Stock. Each share of Newco common stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

     3.02 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company, other than to receive any dividend or other distribution with respect to such Company Common Stock with a record date occurring prior to the Effective Time and the conversion rights provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock.

     3.03 Exchange Procedures. (a) Promptly upon occurrence of the Effective Time, the Acquiror shall deposit, or cause to be deposited, with the Acquiror's transfer agent or a U.S. depository or trust institution of recognized standing selected by the Acquiror and reasonably satisfactory to the Company (in such capacity, the "Exchange Agent"), for the benefit of the holders of certificates formerly representing shares of Company Common Stock ("Old Certificates") to be exchanged in accordance with this Article III, certificates representing the shares of Acquiror Common Stock ("New Certificates").

          (b) Promptly after the Effective Time, the Acquiror shall send or cause to be sent to each former holder of record of shares of Company Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder's Old Certificates for New Certificates. The Acquiror shall cause the New Certificates and/or any check in respect of dividends or distributions which such person shall be entitled to receive to be delivered to such shareholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Company Common Stock (or indemnity reasonably satisfactory to the Acquiror and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder. No interest will be paid on the cash such person shall be entitled to receive pursuant to this Article III upon such delivery.

          (c) Neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (d) From and after the 30th day following the Effective Time, no dividends or other distributions with respect to Acquiror Common Stock with a record date occurring after the Effective Time shall be paid in respect of any unsurrendered Old Certificate representing shares of Acquiror Common Stock converted in the Merger into the right to receive shares of Acquiror Common Stock. Upon surrender of Old Certificates (or indemnity reasonably satisfactory to the Acquiror and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) in accordance with this Section 3.03, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock such holder had the right to receive upon surrender of Old Certificates (or delivery of such indemnity).

          (e) Notwithstanding any other provision hereof, no fractional shares of Acquiror Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, the Acquiror shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of Acquiror Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the last reported sale prices of Acquiror Common Stock, as reported by the Toronto Stock Exchange, for the ten Toronto Stock Exchange trading days immediately preceding the Effective Time (with the last reported sale price for each such trading day converted to U.S. dollars at the Bank of Canada Closing Rate in Toronto on such trading day).

     3.04 Anti-Dilution Provisions. If the Acquiror changes (or establishes a record date for changing) the number or kind of shares of Acquiror Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction with respect to the outstanding Acquiror Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.05 Company Stock Options. At the Effective Time, each Company Stock Option, whether vested or unvested, exercisable or unexercisable, without any action on the part of the holder shall be converted into the right to receive payment of an amount in cash equal to the product of (1) the excess of the Consideration Per Share over the exercise price per share subject to such Company Stock Option and (2) the number of Shares subject to such Company Stock Option payable to the holder of such Company Stock Option at any time during the period commencing on the date hereof and ending immediately prior to the Effective Time; provided, that the Company shall be entitled to withhold from such cash payment any amounts required to be withheld by applicable law. For purposes of clarity, if the exercise price per share subject to a Company Stock Option exceeds the Consideration Per Share (i.e., an "underwater" stock option) then, the holder of such option shall not be entitled to any payment with respect thereto. Each Company Stock Option to which this paragraph applies will be cancelled and shall cease to exist by virtue of such payment. For the purposes of this Section 3.05, "Consideration Per Share" means the product of
(x) the average of the last reported sale prices of Acquiror Common Stock, as reported by the Toronto Stock Exchange, for the ten Toronto Stock Exchange trading days immediately preceding the Effective Time (with the last reported sale price for each such trading day converted to U.S. dollars at the Bank of Canada Closing Rate in Toronto on such trading day) and (y) the Exchange Ratio. Prior to the Effective Time the Company shall take all necessary actions, including obtaining employee consents and resolutions of the Company Board or of a committee established under a Company Stock Plan, if applicable, to effect the foregoing.

                                   ARTICLE IV

                           ACTIONS PENDING THE MERGER

     4.01 Forbearances of the Company. Until the Effective Time (or the earlier of the termination of this Agreement), except as expressly provided in this Agreement or the Disclosure Schedule, without the prior written consent of the Acquiror, the Company will not, and will cause each of its Subsidiaries not to:

          (a) Ordinary Course. Conduct the business of the Company and its Subsidiaries other than in the ordinary and usual course or, to the extent consistent therewith, fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates; or, subject to the restriction in Section 4.01(o)(3), engage in any material new activities or lines of business or make any material changes to their existing activities or lines of business.

          (b) Capital Stock. Other than pursuant to Rights Previously Disclosed and outstanding on the date hereof or pursuant to the Stock Option Agreement, (1) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Company Common Stock or any Rights, (2) permit any additional shares of Company Common Stock to become subject to new grants of employee or director stock options, or stock-based employee rights or arrangements, (3) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Common Stock, (4) effect any recapitalization, reclassification, stock split or like change in capitalization, or (5) enter into, or take any action to cause any holders of Company Common Stock to enter into, any agreement, understanding or commitment relating to the right of holders of Company Common Stock to vote any shares of Company Common Stock, or cooperate in any formation of any voting trust relating to such shares.

          (c) Dividends, Etc. Make, declare, pay or set aside for payment any dividend, other than (1) regular quarterly cash dividends on Company Common Stock in an amount not to exceed $0.34 per share (or $0.36 per share for dividends payable with respect to periods after the first quarter of 2001); provided that the Company shall coordinate with the Acquiror regarding the declaration and payment of any dividends in respect of the Company Common Stock and the record dates and the payment dates relating thereto, it being the intention of the Company and the Acquiror that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock and/or any shares of Acquiror Common Stock that any such holder receives in exchange therefor pursuant to the Merger; and (2) dividends from wholly owned Subsidiaries to the Company or to another wholly owned Subsidiary of the Company, as applicable, on or in respect of, or declare or make any distribution on any shares of its capital stock or split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

          (d) Compensation; Employment Contracts; Etc. Enter into, amend, modify, renew or terminate any employment, consulting, severance or similar Contracts (including the agreements entered into pursuant to Recital E hereof) with any directors, officers, employees of, or independent contractors with respect to, the Company or its Subsidiaries, or grant any salary, wage or other increase or increase any employee benefit (including incentive or bonus payments), except (1) for changes that are required by applicable law, (2) to satisfy Previously Disclosed Contracts existing on the date hereof (as such Contracts are modified, as applicable, pursuant to the agreements entered into pursuant to Recital E hereof), (3) for merit-based or annual salary increases in the ordinary course of business and in accordance with past practice or (4) for employment arrangements for, or grants of awards to, newly hired non-executive employees in the ordinary and usual course of business consistent with past practice provided that total annual guaranteed compensation for any such newly hired non-executive employee shall not exceed U.S. $100,000.

          (e) Benefit Plans. Enter into, establish, adopt, amend, modify or terminate any pension, retirement, stock option, stock purchase, savings, profit sharing, employee stock ownership, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare Contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former directors, officers, employees, former employees of, or independent contractors with respect to, the Company or its Subsidiaries (or any dependent or beneficiary of any of the foregoing persons), including taking any action that accelerates the vesting or exercisability of or the payment or distribution with respect to, stock options, restricted stock or other compensation or benefits payable thereunder, except, in each such case, (1) as may be required by applicable law or (2) to satisfy Previously Disclosed Contracts existing on the date hereof.

          (f) Dispositions. Except (i) pursuant to Previously Disclosed Contracts existing on the date hereof, or (ii) for sales of debt securities or similar investments in the ordinary and usual course of business consistent with past practice, sell, transfer, mortgage, lease, encumber or otherwise dispose of or permit the creation of any Lien (except for a Lien for Taxes not yet due and payable) in respect of or discontinue any material portion of its assets, business or properties.

          (g) Acquisitions. Except (1) pursuant to Previously Disclosed Contracts existing on the date hereof, or (2) by way of foreclosures in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice, acquire any material amount, taken individually and in the aggregate, of assets, properties or deposits of another person in any one transaction or a series of related transactions.

          (h) Governing Documents. Amend the Company Articles, the Company By-laws or the articles of incorporation or by-laws (or similar governing documents) of any of the Company's Subsidiaries.

          (i) Accounting Methods. Implement or adopt any material change in the accounting principles, practices or methods used by the Company and its Subsidiaries, other than as may be required by generally accepted accounting principles.

          (j) Contracts. Except in the ordinary course of business consistent with past practice, enter into or terminate any material Contract or amend or modify in any material respect any of its existing material Contracts.

          (k) Claims. Settle any claim, action or proceeding, except for any claim, action or proceeding involving solely money damages in an amount, individually and in the aggregate for all such settlements, not more than U.S. $250,000 and which would not reasonably be expected to establish an adverse precedent or reasonable basis for subsequent settlements or require material changes in business practices.

          (l) Risk Management. Except as required by applicable law or regulation: (1) implement or adopt any material change in its credit risk and interest rate risk management and hedging policies, procedures or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to credit and interest rate risk; or (3) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

          (m) Indebtedness. Other than in the ordinary course of business (including by way of creation of deposit liabilities, entry into repurchase agreements, purchases or sales of federal funds, Federal Home Loan Bank advances, and sales of certificates of deposit) consistent with past practice, (1) incur any indebtedness for borrowed money, (2) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person or (3) cancel, release, assign or modify any material amount of indebtedness of any other person.

          (n) Loans. (1) Make any loan or advance other than in the ordinary course of business consistent with lending policies as in effect on the date hereof or (2) make any commercial real estate loan or advance in excess of $10,000,000, or any other loan or advance in excess of $20,000,000; provided that the Company or any of its Subsidiaries may make any such loan or advance in the event (A) the Company or any of its Subsidiaries has delivered to the Acquiror or its designated representative a notice of its intention to make such loan or advance and such additional information as the Acquiror or its designated representative may reasonably require and (B) the Acquiror or its designated representative shall not have reasonably objected to such loan or advance by giving notice of such objection within five business days following the actual receipt by the Acquiror of the applicable notice of intention.

          (o) Adverse Actions. (1) Take any action reasonably likely to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; (2) subject to Section 6.06, take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in
     Article VII not being satisfied or (C) a material breach of any provision of this Agreement; except, in each case, as may be required by applicable law, or (3) engage in any new line of business or make any acquisition that would not be permissible for a United States bank holding company (as defined in the Bank Holding Company Act of 1956, as amended) or would subject the Acquiror, the Company or any Subsidiary of either to material regulation by a Governmental Authority that does not presently regulate such company or to regulation by a Governmental Authority that is materially different from current regulation.

          (p) Tax Elections.  Make any material election with respect to Taxes.

          (q) Commitments. Agree or commit to do, or enter into any Contract regarding, anything that would be precluded by clauses (a) through (p) without first obtaining the Acquiror's consent.

     4.02 Forbearances of the Acquiror. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, the Acquiror will not, and will cause each of its Subsidiaries not to: (1) take any action reasonably likely to prevent or impede the Merger from qualifying as a reorganization within the meaning of
Section 368 of the Code; or (2) take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in

Article VII not being satisfied or (C) a material breach of any provision of this Agreement; except, in each case, as may be required by applicable law.

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

     5.01 Disclosure Schedules. On or prior to the date hereof, the Company has delivered to the Acquiror and the Acquiror has delivered to the Company a schedule (respectively, its "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either (a) in response to an express disclosure requirement contained in a provision hereof or
(b) as an exception to one or more representations or warranties contained in
Section 5.03 or 5.04, respectively, or to one or more of its covenants contained in Article IV; provided that the inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the disclosing party that such item (or any undisclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance with respect to the Company or the Acquiror, respectively.

     5.02 Standard. No representation or warranty of the Company or the Acquiror contained in Section 5.03 or 5.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, (a) is not Previously Disclosed and (b) individually or taken together with all other facts, events or circumstances that should have been Previously Disclosed with respect to any representation or warranty contained in Section 5.03 (other than Section 5.03(h)) or 5.04 (other than Section 5.04(h)), has had or is reasonably likely to have a Material Adverse Effect with respect to the Company or the Acquiror, respectively.

     5.03 Representations and Warranties of the Company. Except as Previously Disclosed, the Company hereby represents and warrants to the Acquiror as set forth in its Disclosure Schedules and as follows:

          (a) Organization, Standing and Authority. The Company is duly organized, validly existing and in good standing as a corporation under the laws of North Carolina, and is duly qualified to do business and is in good standing in all the jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

          (b) Company Stock. As of the date hereof, the authorized capital stock of the Company consists solely of 100,000,000 shares of Company Common Stock, of which not more than 39,490,122 shares are outstanding as of January 25, 2001, and 25,000,000 shares of Company Preferred Stock, no shares of which are outstanding. The outstanding shares of Company Stock have been duly authorized and are validly issued, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Except as Previously Disclosed, there are no shares of Company Stock reserved for issuance, the Company does not have any Rights issued or outstanding with respect to Company Stock, and the Company does not have any commitment to authorize, issue or sell any Company Stock or Rights, except pursuant to this Agreement and the Stock Option Agreement. The Company has Previously Disclosed a list of each Compensation Plan under which any shares of capital stock of the Company or any Rights with respect thereto have been or may be awarded or issued ("Company Stock Plans"). As of January 25, 2001, the Company has outstanding Company Stock Options representing the right to acquire no more than 3,066,363 shares of Company Common Stock. Except as described in the immediately preceding sentence, the Company has no Company Common Stock authorized for issuance pursuant to any Company Stock Plans. The shares of Company Common Stock issuable pursuant to the Stock Option Agreement have been duly authorized for issuance by the Company and, upon any issuance of such shares in accordance with the terms of the Stock Option Agreement, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

          (c) Subsidiaries. (1)(A) The Company has Previously Disclosed a list of all its Subsidiaries together with the jurisdiction of organization of each such Subsidiary, (B) the Company owns, directly or indirectly, all the outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to the Company or its Subsidiaries), (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to the Company or its Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities (other than to the Company or its Subsidiaries), and (F) all the equity securities of each such Subsidiary held by the Company or its Subsidiaries are fully paid and nonassessable and are owned by the Company or its Subsidiaries free and clear of any Liens.

          (2) The Company has Previously Disclosed, as of the date hereof, a list of all equity securities it or one of its Subsidiaries holds involving, in the aggregate, beneficial ownership or control by the Company or any such Subsidiary of 5% or more of any class of the issuer's voting securities or 25% or more of any class of the issuer's securities, including a description of any such issuer and the percentage of the issuer's voting and/or non-voting securities and, as of the Effective Time, no additional persons would need to be included on such a list. The Company has Previously Disclosed a list, as of the date hereof, of all partnerships, limited liability companies, joint ventures or similar entities, in which it owns or controls an equity, partnership or membership interest, directly or indirectly, and the nature and amount of each such interest, and as of the Effective Time, no additional persons would need to be included on such a list.

          (3) Each of the Company's Subsidiaries has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in all the jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

          (d) Corporate Power. The Company and each of its Subsidiaries has the requisite power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and the Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby.

          (e) Corporate Authority and Action. (1) The Company has taken all corporate action necessary in order (A) to authorize the execution and delivery of, and performance of its obligations under, this Agreement and the Stock Option Agreement and (B) subject only to receipt of the approval of the plan of merger contained in this Agreement by the holders of a majority of the outstanding shares of Company Common Stock, to consummate the Merger. This Agreement and the Stock Option Agreement each is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

          (2) The Company has taken all action required to be taken by it in order to exempt this Agreement, the Stock Option Agreement and the transactions contemplated hereby from, and this Agreement, the Stock Option Agreement and the transactions contemplated hereby each is exempt from, the requirements of (A) any applicable "moratorium," "control share," "fair price," or other antitakeover laws and regulation of any state (collectively, "Takeover Laws"), including Sections 55-9 and 55-9A of the NCBCA and (B) Sections 10.2 and 10.3 of the Company Articles.

          (3) The Company has received the opinion of Keefe, Bruyette & Woods, Inc., dated the date of this Agreement, to the effect that, as of the date of this Agreement, the Consideration to be received in the Merger by the shareholders of the Company is fair to the shareholders of the Company from a financial point of view.

          (f) Regulatory Filings; No Defaults. (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution, delivery or performance by the Company of this Agreement or the Stock Option Agreement, or to consummate the Merger or the other transactions contemplated hereby, except for (A) the filing with the SEC of the Proxy Statement in definitive form,
     (B) the filing of applications and notices, as applicable, with the Federal Reserve System and the NCCOB with respect to the Merger, (C) the filing of a notification, if required, and expiration of the related waiting period under the HSR Act, (D) the filing of articles of merger with the Secretary of State of the State of North Carolina pursuant to the NCBCA and (E) the filings of applications and notices, as applicable, required to be made pursuant to the Bank Act (Canada). As of the date hereof, the Company is not aware of any reason why the approvals of all Governmental Authorities necessary to permit consummation of the transactions contemplated by this Agreement will not be received without the imposition of a condition or requirement described in Section 7.01(b).

          (2) Subject to receipt of the regulatory approvals, and expiration of the waiting periods, referred to in the preceding paragraph and the making of required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or Contract of the Company or of any of its Subsidiaries or to which the Company or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Company Articles or the Company By-laws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or Contract.

          (g) SEC Documents; Financial Statements. The Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1997, 1998 and 1999, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by the Company or any of its Subsidiaries subsequent to December 31, 1999 under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, the "Company's SEC Documents") with the SEC, as of the date filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not (or if amended or superseded by a filing prior to the date of this Agreement, then did not as of the date of such filing) and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of the Company and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of the Company and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

          (h) Absence of Undisclosed Liabilities and Changes. (1) Except as disclosed in the Company's SEC Documents filed prior to the date hereof, none of the Company or its Subsidiaries has any obligation or liability (contingent or otherwise), that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to the Company and, since

     September 30, 2000, on a consolidated basis the Company and its Subsidiaries have not incurred any liability other than in the ordinary course of business.

          (2) Since September 30, 2000, except for execution of this Agreement and performance of its obligations hereunder, (A) the Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, events and circumstances (described in any paragraph of Section 5.03 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to the Company.

          (i) Litigation. Except as disclosed in the Company's SEC Documents filed before the date hereof, no litigation, claim or other proceeding before any court, arbitrator or Governmental Authority is pending against the Company or any of its Subsidiaries and, to the Company's knowledge, no such litigation, claim or other proceeding has been threatened.

          (j) Compliance with Laws.  (1) The Company and each of its
     Subsidiaries:

             (A) conducts its business in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, applicable fair lending laws and other laws relating to discriminatory business practices;

             (B) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company's knowledge, no suspension or cancellation of any of them is threatened;

             (C) has received, since December 31, 1998, no notification or communication from any Governmental Authority (i) asserting that the Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances that such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to the Company's knowledge, do grounds for any of the foregoing exist), or (iii) restricting or disqualifying their activities (except for restrictions generally imposed by rule, regulation or administrative policy on banking organizations generally);

             (D) is not aware of any pending or threatened investigation, review or disciplinary proceedings by any Governmental Authority against the Company, any of its Subsidiaries or any officer, director or employee thereof;

             (E) is not subject to any order or decree issued by, or a party to any agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, a recipient of any supervisory letter from or has adopted any board resolutions at the request of any Governmental Authority, or been advised by any Governmental Authority that it is considering issuing or requesting any such agreement or other action; and

             (F) since December 31, 1998, has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable law, regulation or rule, with any applicable Governmental Authority (collectively, the "Company Reports"). As of their respective dates, the Company Reports complied with the applicable statutes, rules, regulations and orders enforced or promulgated by the regulatory authority with which they were filed.

          (2) None of the Company or its Subsidiaries has engaged (or, with respect to First Greenboro Home Equity, Inc., has engaged to the knowledge of the Company) in any of the practices listed in Office of the Comptroller of the Currency Advisory Letter AL 2000-7 as "indications that an institution may be engaging in abusive lending practices" or as practices that "may suggest the potential for fair lending violations".

          (k) Material Contracts; Defaults. The Company has Previously Disclosed a complete and accurate list of all material Contracts to which the Company or any of its Subsidiaries is a party, including the following categories:

             (1) any Contract that (A) is not terminable at will both without cost or other liability to the Company or any of its Subsidiaries and upon notice of ninety (90) days or less and (B) provides for fees or other payments in excess of $100,000 per annum or in excess of $100,000 for the remaining term of the Contract;

             (2) any Contract with a term beyond the Effective Time under which the Company or any of its Subsidiaries created, incurred, assumed, or guaranteed (or may create, incur, assume, or guarantee) indebtedness for borrowed money (including capitalized lease obligations);

             (3) any Contract to which the Company or any of its Subsidiaries is a party, on the one hand, and under which any affiliate, officer, director, employee or equity holder of the Company or any of its Subsidiaries, on the other hand, is a party or beneficiary;

             (4) any Contract with respect to the employment of, or payment to, any present or former directors, officers, employees or consultants; and

             (5) any Contract involving the purchase or sale of assets with a book value greater than $100,000 entered into since December 31, 1999.

          Neither the Company nor any of its Subsidiaries nor, to the Company's knowledge, any other party thereto is in default under any such Contract and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

          (l) Non-Competition. Neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement or obligation (1) which limits or purports to limit in any respect the manner in which, or the localities in which, any business of the Company or its affiliates is or could be conducted or the types of business that the Company or its affiliates conducts or may conduct or (2) which would reasonably be understood to limit or purport to limit in any respect the manner in which, or the localities in which, any business of the Acquiror or its affiliates is or could be conducted or the types of business that the Acquiror or its affiliates conducts or may conduct.

          (m) Properties. Except as disclosed in the financial statements filed in its SEC Documents on or before the date hereof, the Company and its Subsidiaries have good and marketable title, free and clear of all Liens (other than Liens for current taxes not yet delinquent, mechanics liens, materialmen liens, or other inchoate liens) to the properties and assets, tangible or intangible, reflected in such financial statements as being owned by the Company and its Subsidiaries as of the dates thereof. All buildings and all fixtures, equipment, and other property and assets which are material to its business and are held under leases or subleases by any of the Company and its Subsidiaries are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and to general equity principles).

          (n) Employee Benefit Plans. (1) The Company's Disclosure Schedule contains a complete list of all bonus, vacation, deferred compensation, commission-based, pension, retirement, profit sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock appreciation and stock option plans, all employment or severance contracts, all medical, dental, disability, severance, health and life plans, all other employee benefit and fringe benefit plans, contracts or arrangements and any "change of control" or similar provisions in any plan, contract or arrangement maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former officers, employees or directors or the beneficiaries or dependents of any of the foregoing (collectively, the "Compensation Plans"), other than plans that are not currently maintained or contributed to by the Company or any of its Subsidiaries.

          (2) With respect to each Compensation Plan, if applicable, the Company has made available to the Acquiror, true and complete copies of the existing: (A) Compensation Plan documents and amendments thereto; (B) trust instruments and insurance contracts; (C) two most recent Forms 5500 filed with the IRS; (D) most recent actuarial report and financial statement; (E) most recent summary plan description; (F) forms filed with the PBGC (other than for premium payments); (G) most recent determination letter issued by the IRS; (H) any Form 5310 or Form 5330 filed with the IRS; (I) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests); and (J) documentation relating to outstanding loans made to the Company's employee stock ownership plan. Each Form 5500, actuarial report and financial statement referred to in the preceding sentence accurately reflects the contributions, liabilities and funding levels of the applicable Compensation Plan.

          (3) Each of the Compensation Plans has been administered and operated in accordance with the terms thereof and with applicable law, including ERISA, the Code and the Securities Act. Each of the Compensation Plans which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under
     Section 401(a) of the Code has received a favorable determination letter from the IRS, and the Company is not aware of any circumstances that would likely result in the revocation or denial of any such favorable determination letter. None of the Company, any of its Subsidiaries or an Indemnified Person has engaged in any transaction with respect to any Compensation Plan that has subjected, or (assuming the taxable period with respect to the transaction expired as of the date hereof) could subject the Company or any of its Subsidiaries to a tax or penalty imposed by either
     Section 4975 of the Code or Section 502 of ERISA in an amount which would be material. There is no pending or, to the Company's knowledge, threatened litigation or governmental audit, examination or investigation relating to the Company's Compensation Plans. There are no outstanding loans made to the Company's employee stock ownership plan.

          (4) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any "single-employer plan" (within the meaning of Section 4001 (a)(15) of ERISA) or Multiemployer Plan currently or formerly maintained or contributed to by any of them, or the single-employer plan or Multiemployer Plan of any entity (an "ERISA Affiliate") which is considered one employer with the Company under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (an "ERISA Affiliate Plan"). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived or extended, other than pursuant to PBGC Reg. Section 4043.66, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof. The PBGC has not instituted proceedings to terminate any Pension Plan or ERISA Affiliate Plan and, to the Company's knowledge, no condition exists that presents a material risk that such proceedings will be instituted. The Company and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).

          (5) All contributions, premiums and payments required to have been made under the terms of any of the Compensation Plans or applicable law have been timely made or reflected in the Company's SEC Documents. Neither any of the Pension Plans nor ERISA Affiliate Plans has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. None of the Company, any of its Subsidiaries or any ERISA Affiliate has provided, or is required to provide, security to any Pension Plan or any ERISA Affiliate Plan pursuant to Section 401(a)(29) or Section 412(n) of the Code.

          (6) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities," within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such plan by more than $10 million. Under each of the Pension Plans, there has been no adverse change in the financial condition of any Pension Plan (with respect to either assets or benefits) since the last day of the most recent plan year.

          (7) No Compensation Plan provides benefits, including death or medical benefits, with respect to any employees or former employees of the Company or any of its Subsidiaries (or their spouses, beneficiaries, or dependents) beyond the retirement or other termination of service of any such employee other than (A) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code, (B) retirement, death or disability benefits under any Pension Plan, (C) disability benefits under any Compensation Plan which is an employee welfare benefit plan (as defined under Section 3(1) of ERISA) that have been fully provided for by insurance or otherwise, or (D) benefits in the nature of severance pay under any Compensation Plan. The Company and its Subsidiaries may amend or terminate any Compensation Plan which provides post-retirement or termination of employment benefits at any time without incurring any liability thereunder (other than liability for vested, accrued benefits under any Compensation Plan as of the date of such amendment or termination). There has been no communication to employees, former employees or their spouses, beneficiaries or dependents by the Company or any of its Subsidiaries that promised or guaranteed such employees retiree health or life insurance or other retiree death benefits on a permanent basis or promised or guaranteed that any such benefits could not be modified, eliminated or terminated.

          (8) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Compensation Plan which would increase the expense of maintaining such Plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (w) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation Plans, (y) cause the Company or any of its Subsidiaries to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award or (z) result in payments under any of the Compensation Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

          (9) Neither the Company nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which are or would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

          (10) The retirement or disability benefit historically paid pursuant to each Supplemental Executive Retirement Agreement has been calculated based on the participant's base-salary and annual performance bonuses paid to the participant, including amounts voluntarily deferred by a participant.

          (o) Labor Matters. Each of the Company and its Subsidiaries is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, the Immigration Reform and Control Act, any such laws respecting employment discrimination, disability rights or benefits, equal opportunity, affirmative action, workers' compensation, employee benefits, severance payments, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters. Neither the Company nor any of its

     Subsidiaries is a party to or is bound by any collective bargaining Contract or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to the Company's knowledge, threatened, nor is the Company aware of any activity involving it or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

          (p) Environmental Matters. (1) The Company and each of its Subsidiaries has complied with applicable Environmental Laws; (2) to the Company's knowledge, no property (including buildings and any other structures) currently or formerly owned or operated by the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries has a Lien, has been contaminated with, or has had any release of, any Hazardous Substance; (3) neither the Company nor any of its Subsidiaries could be deemed the owner or operator under any Environmental Law of any property in connection with any Loans or in which it has currently or formerly held a Lien or security interest; (4) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any other third-party property; (5) neither the Company nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (6) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; (7) to the Company's knowledge, there are no other circumstances or conditions involving the Company or any of its Subsidiaries, any currently or formerly owned or operated property, or any Lien held by the Company or any of its Subsidiaries (including the presence of asbestos, underground storage tanks, contamination, polychlorinated biphenyls or gas station sites) that would reasonably be expected to result in any claims, liability or investigations or result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (8) the Company has made available to the Acquiror copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company, any of its Subsidiaries, any currently or formerly owned or operated property or any property in which the Company or any of its Subsidiaries has held a Lien.

          (q) Tax Matters. (1) All Tax Returns that are required to be filed with respect to the Company or any of its Subsidiaries, have been or will be timely filed, or requests for extensions have been timely filed and have not expired; (2) all Tax Returns filed by the Company and its Subsidiaries are complete and accurate; (3) all Taxes shown to be due and payable (without regard to whether such Taxes have been assessed) on such Tax Returns (or, with respect to Tax Returns for which an extension has been timely filed, will be required to be shown as due and payable when such Tax Returns are filed) have been paid or adequate reserves have been established for the payment of such Taxes; (4) all state and federal income Tax Returns referred to in clause (1) have been examined by the Internal Revenue Service or the appropriate state taxing authority or the period for assessment of the Taxes for which such return has been filed has expired;
     (5) no audit or examination or refund litigation with respect to any such Tax Return is pending or, to the Company's knowledge, has been threatened;
     (6) all deficiencies asserted or assessments made as a result of any examination of a Tax Return of the Company or any of its Subsidiaries, have been paid in full or are being contested in good faith; (7) no waivers of statute of limitations have been given by or requested with respect to any Taxes of the Company or its Subsidiaries for any currently open taxable period; (8) the Company and each of its Subsidiaries has in its respective files all Tax Returns that it is required to retain in respect of information reporting requirements imposed by the Code or any similar foreign, state or local law; (9) the Company and its Subsidiaries have never been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return (other than a consolidated group of which the Company was the common parent); (10) no closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries; (11) no tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement; (12) the Company and its Subsidiaries are not bound by any tax indemnity, tax sharing or tax allocation agreement or arrangement; and (13) all Taxes that the Company or any Subsidiary is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other person.

          (r) Risk Management; Allowance for Loan Losses. (1) All swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for the Company's own account, or for the account of one or more of the Company's Subsidiaries or their customers, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect. Neither the Company nor its Subsidiaries, nor to the Company's knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

          (2) The allowances for loan losses reflected on the consolidated balance sheets included in the Company's SEC Documents are, in the reasonable judgment of the Company's management, adequate as of their respective dates under the requirements of generally accepted accounting principles and applicable regulatory requirements and guidelines.

          (s) Books and Records. The books and records of the Company and its Subsidiaries have been properly and accurately maintained, and there are no inaccuracies or discrepancies contained or reflected therein.

          (t) Accounting Controls. Each of the Company and its Subsidiaries has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances, in the judgment of the Board of Directors of the Company, that (a) all material transactions are executed in accordance with management's general or specific authorization; (b) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principals consistently applied with respect to any criteria applicable to such statements, (c) access to the material property and assets of the Company and its Subsidiaries is permitted only in accordance with management's general or specific authorization; and (d) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

          (u) Insurance. The Company has made available to the Acquiror all of the insurance policies, binders, or bonds maintained by or for the benefit of the Company or its Subsidiaries ("Insurance Policies") or their representatives. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practices. All of the Insurance Policies are in full force and effect; the Company and its Subsidiaries are not in default thereunder; and all claims thereunder have been filed in due and timely fashion.

          (v) No Brokers. No action has been taken by the Company that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other, like payment with respect to the transactions contemplated by this Agreement, except that the Company has employed Credit Suisse First Boston Corporation and Keefe Bruyette & Woods, Inc. in connection with this transaction on Previously Disclosed terms.

          (w) Intellectual Property. The Company and its Subsidiaries own or have the right to use all material Intellectual Property Rights necessary or required for the operation of their business as currently conducted (collectively, "Company IP Rights"), and have the right to use, license, sublicense or assign the same without material liability to, or any requirement of consent from, any other person or party. The Company's use of the Company IP Rights does not infringe any Intellectual Property Rights of any person; there is no pending or, to the knowledge of the Company, threatened litigation, adversarial proceeding, administrative action or other challenge or claim relating to any Company IP Rights; to the knowledge of the Company, there is currently no infringement by any person of any Company IP Rights; and the Company IP Rights owned, used or possessed by the Company and its Subsidiaries are sufficient and adequate to conduct the business of the Company and its Subsidiaries to the full extent as such business is currently conducted.

          (x) Disclosure. The information Previously Disclosed or otherwise provided to the Acquiror in connection with this Agreement, when taken together with the representations and warranties contained herein, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances in which they are being made, not misleading. The copies of all documents furnished to the Acquiror hereunder are true and complete.

     5.04 Representations and Warranties of the Acquiror. Except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, the Acquiror hereby represents and warrants to the Company as set forth in its Disclosure Schedule and as follows:

          (a) Organization, Standing and Authority. The Acquiror is duly organized, validly existing and in good standing under the laws of Canada. Following its formation, Newco will be duly organized, validly existing and in good standing under the laws of North Carolina. The Acquiror is, and Newco will be, duly qualified to do business and in good standing in the jurisdictions where the ownership or leasing of property or assets or the conduct of business requires such qualification.

          (b) Acquiror Stock. (1) As of the date hereof, the authorized capital of the Acquiror consists solely of an unlimited number of shares of Acquiror Common Stock which may be issued for a maximum aggregate consideration of C$10,000,000,000, an unlimited number of shares of Acquiror First Preferred Stock which may be issued for a maximum aggregate consideration of C$5,000,000,000 and an unlimited number of shares of Acquiror Second Preferred Stock which may be issued for a maximum aggregate consideration of C$5,000,000,000. As of October 31, 2000 not more than 602,398,000 shares of Acquiror Common Stock, not more than 65,500,000 shares of Acquiror First Preferred Stock and no shares of Acquiror Second Preferred Stock were issued and outstanding. Except as Previously Disclosed, there are no shares of Acquiror Stock reserved for issuance, the Acquiror does not have any Rights issued or outstanding with respect to Acquiror Stock, and the Acquiror does not have any commitment to authorize, issue or sell any Acquiror Stock or Rights, except pursuant to this Agreement. The number of shares of Acquiror Common Stock which are issuable and reserved for issuance upon exercise of any employee or director stock options to purchase shares of Acquiror Common Stock, and the number and terms of any Rights, as of October 31, 2000, are Previously Disclosed in the Acquiror's Disclosure Schedule.

          (2) The shares of Acquiror Common Stock to be issued as Consideration, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

          (c) Subsidiaries. Each of the Acquiror's Significant Subsidiaries has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

          (d) Corporate Power. The Acquiror and each of its Significant Subsidiaries each has the requisite power and authority to carry on its business as it is now being conducted and to own all its properties and assets; the Acquiror has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby.

          (e) Corporate Authority and Action. The Acquiror has, and Newco will have, taken all corporate action necessary in order to authorize the execution and delivery of, and performance of its obligations under, this Agreement and, in the case of the Acquiror, the Stock Option Agreement, and to consummate the Merger. Each of this Agreement and, in the case of the Acquiror, the Stock Option Agreement, is a valid and legally binding agreement of the Acquiror and, upon its execution by Newco, will be a valid and legally binding agreement of Newco, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

          (f) Regulatory Approvals; No Defaults. (1) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Acquiror or any of its Subsidiaries in connection with the execution, delivery or performance by the Acquiror of this Agreement or the Stock Option Agreement or to consummate the Merger or the other transactions contemplated hereby except for (A) the filing of applications and notices, as applicable, with the Federal Reserve System and the NCCOB with respect to the Merger; (B) the filing of a notification, and expiration of the related waiting period under the HSR Act, (C) approval of the listing on the NYSE of the Acquiror Common Stock to be issued in the Merger; (D) the filing and declaration of effectiveness by the SEC of the Registration Statement; (E) the filing of articles of merger with the Secretary of State of the State of North Carolina pursuant to the NCBCA; (F) approval by the Minister of Finance and the Office of the Superintendent of Financial Institutions under the Bank Act (Canada), and (G) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Acquiror Common Stock in the Merger. As of the date hereof, the Acquiror is not aware of any reason why the approvals of all Governmental Authorities necessary to permit consummation of the transactions contemplated hereby will not be received without the imposition of a condition or requirement described in Section 7.01(b).

          (2) Subject to receipt of the regulatory approvals, and expiration of the waiting periods, referred to in the preceding paragraph and the making of all required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or Contract of the Acquiror or of any of its Subsidiaries or to which the Acquiror or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or by-laws (or similar governing documents) of the Acquiror or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

          (g) SEC Documents; Financial Statements. The Acquiror's Annual Reports on Form 40-F for the fiscal years ended October 31, 1998, 1999 and 2000, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by the Acquiror or any of its Subsidiaries subsequent to October 31, 1999 under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, the "Acquiror's SEC Documents") with the SEC, as of the date filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not (or if amended or superseded by a filing prior to the date of this Agreement, then did not as of the date of such filing) and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of the Acquiror and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of the Acquiror and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles in Canada, consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

          (h) Absence of Undisclosed Liabilities and Changes. (1) Except as disclosed in the Acquiror's SEC Documents filed prior to the date hereof, none of the Acquiror or its Subsidiaries has any obligation or liability (contingent or otherwise), that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to the Acquiror.

          (2) Since October 31, 2000, (A) the Acquiror and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, events and circumstances (described in any paragraph of Section 5.04 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to the Acquiror.

          (i) No Brokers. No action has been taken by the Acquiror that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other, like payment with respect to the transactions contemplated by this Agreement, except that the Acquiror has employed Credit Suisse First Boston Corporation in connection with this transaction.

          (j) Interim Operations of Newco. Newco will be formed solely for the purpose of engaging in the transactions contemplated hereby and will not engage in any business other than in connection with the transactions contemplated by this Agreement.

          (k) Disclosure. The information Previously Disclosed or otherwise provided to the Company in connection with this Agreement does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in the light of the circumstances in which they are being made, not misleading. The copies of all documents furnished to the Company hereunder are true and complete.


          (l) Certain Treasury Regulation Requirements. The Acquiror satisfies all the requirements of the "active trade or business test" under Treasury Regulation sec.1.367(a)-3(c)(3).


                                   ARTICLE VI

                                   COVENANTS

     6.01 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Company and the Acquiror agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

     (b) Without limiting the generality of Section 6.01(a), the Company agrees to use its reasonable best efforts to obtain the consent or approval of all persons party to a Contract with the Company or any of its Subsidiaries, to the extent such consent or approval is required in order to consummate the Merger or for the Surviving Corporation to receive the benefits of such Contract; provided that in no event shall the

Company be deemed to have failed to satisfy the condition set forth in 7.03(b) solely on the basis that such consents or approvals have not been obtained as of the Closing Date.

     6.02 Shareholder Approvals. The Company agrees to take, in accordance with applicable law, applicable stock exchange rules, the Company Articles and the Company By-Laws, all action necessary to convene an appropriate meeting of shareholders of the Company to consider and vote upon the approval of this Agreement and any other matters required to be approved by the Company's shareholders for consummation of the Merger and the transactions contemplated hereby (including any adjournment or postponement, the "Company Meeting"), and to solicit shareholder approval, as promptly as practicable after the date hereof. The Company Board has adopted a resolution contemplated by NCBCA ss. 55-11-03, recommending that the shareholders approve this Agreement (and will keep such resolution in effect) and take any other action required to permit consummation of the transactions contemplated hereby. The obligation of the Company to hold the Company Meeting shall not be affected by any Acquisition Proposal or other event or circumstance.

     6.03 Registration Statement. (a) The Acquiror agrees to prepare a registration statement on Form F-4 (the "Registration Statement"), to be filed by the Acquiror with the SEC in connection with the issuance of Acquiror Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the "Proxy Statement") and all related documents). The Company agrees to cooperate, and to cause its Subsidiaries to cooperate, with the Acquiror, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and, provided that the Company and its Subsidiaries have cooperated as required above, the Acquiror agrees to file the Proxy Statement in preliminary form with the SEC as promptly as reasonably practicable, and to file the Registration Statement with the SEC as soon as reasonably practicable after any SEC comments with respect to the preliminary Proxy Statement are resolved. Each of the Company and the Acquiror agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. The Acquiror also agrees to use all reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. The Company agrees to furnish to the Acquiror all information concerning the Company, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

     (b) Each of the Company and the Acquiror agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (1) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (2) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company Meeting, contain any untrue statement which, at the time and in the light of the circumstances under which such statement is made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of the Company and the Acquiror further agrees that if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

     (c) The Acquiror agrees to advise the Company, promptly after the Acquiror receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

     6.04 Press Releases. The initial press release concerning the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreement shall be a joint press release in such form agreed to by the parties, and thereafter each of the Company and the Acquiror agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby (except for any release or statement that, in the written opinion of outside counsel to the Company or the Acquiror, as the case may be, is required by law or regulation and as to which the Company or the Acquiror, as the case may be, has used its best efforts to discuss with the other in advance, provided that such release or statement has not been caused by, or is not the result of, a previous disclosure by or at the direction of the Company or the Acquiror, as the case may be, or any of its representatives that was not permitted by this Agreement).

     6.05 Access; Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall afford the Acquiror and its officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, credit files, tax returns and work papers of independent auditors), properties, personnel and to such other information as it may reasonably request and, during such period, the Company shall furnish promptly (1) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (2) all other information concerning its business, properties and personnel as the other may reasonably request.

     (b) Each of the Company and the Acquiror agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this
Section 6.05 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 unless such information (1) was already known to such party, (2) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (3) is disclosed with the prior written approval of the party to which such information pertains or (4) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same, or at the other party's request, destroyed.

     (c) No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party's obligation to consummate the transactions contemplated by this Agreement.

     6.06 Acquisition Proposals. The Company agrees that it shall not, and shall cause its Subsidiaries and its and its Subsidiaries' representatives not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement or the Stock Option Agreement (any of the foregoing, an "Acquisition Proposal"); provided, that nothing contained in this Agreement shall prevent the Company Board from (i) making any disclosure to its shareholders if, in the good faith judgment of the Company Board, failure so to disclose would be inconsistent with its obligations under applicable law;
(ii) until the date of the Company Meeting, providing (or authorizing the provision of) information to, or engaging in (or authorizing) such discussions or negotiations with, any person who has made a bona fide written Acquisition Proposal received after the date hereof which did not result from a breach of this Section 6.06; or (iii) recommending such an Acquisition Proposal to its shareholders if and only to the extent that, in the case of actions referred to in clause (ii) or (iii), (x) such Acquisition Proposal is a Superior Proposal,
(y) the Company Board, after having consulted with and considered the advice of outside counsel to the Company Board, determines in good faith that providing such information or engaging in such negotiations or discussions, or making such recommendation is required in order to discharge the directors' fiduciary duties in accordance with the NCBCA and (z) the Company receives from such person a confidentiality agreement substantially in the form of the Confidentiality Agreement. For purposes of this Agreement, a "Superior Proposal" means any Acquisition Proposal by a third party on terms that the Company Board determines in its good faith judgment, after receiving the advice of its financial advisors (whose advice shall be communicated to the Acquiror), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law, after giving the Acquiror at least five business days to respond to such third-party Acquisition Proposal once the Board has notified the Acquiror that in the absence of any further action by the Acquiror it would consider such Acquisition Proposal to be a Superior Proposal, and then taking into account any amendment or modification to this Agreement proposed by the Acquiror. The Company also agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than the Acquiror, with respect to any of the foregoing. The Company shall promptly (within 24 hours) advise the Acquiror following the receipt by it of any Acquisition Proposal and the material terms thereof (including the identity of the person making such Acquisition Proposal), and advise the Acquiror of any developments (including any change in such terms) with respect to such Acquisition Proposal promptly upon the occurrence thereof.

     Nothing contained in this Section 6.06 or any other provision of this Agreement will prohibit the Company or the Company Board from notifying any third party that contacts the Company on an unsolicited basis after the date hereof concerning an Acquisition Proposal of the Company's obligations under this Section 6.06.

     6.07 Affiliate Agreements. Not later than the 15th day prior to the mailing of the Proxy Statement, the Company shall deliver to the Acquiror a schedule of each person that, to the Company's knowledge, is or is reasonably likely to be, as of the date of the Company Meeting, deemed to be an "affiliate" of it (each, a "Company Affiliate") as that term is used in Rule 145 under the Securities Act. The Company agrees to use its reasonable best efforts to cause each person who may be deemed to be a Company Affiliate to execute and deliver to the Company and the Acquiror on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit D.

     6.08 Takeover Laws. No party shall knowingly take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

     6.09 No Rights Triggered. The Company shall take all reasonable steps necessary to ensure that the entering into of this Agreement and the consummation of the transactions contemplated hereby and any other action or combination of actions, or any other transactions contemplated hereby, do not and will not result in the grant of any rights to any person (a) under the Company Articles or the Company By-Laws or (b) under any material Contract to which it or any of its Subsidiaries is a party except, in each case, as contemplated by this Agreement and the Stock Option Agreement.

     6.10 NYSE Listing. The Acquiror shall take all reasonable steps necessary to ensure the listing, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of Acquiror Common Stock to be issued to the holders of Company Common Stock in the Merger.

     6.11 Regulatory Applications. (a) The Acquiror and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. The

Acquiror shall have the right to review in advance, and to the extent practicable to consult with the Company, subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. The Company shall have the right to review in advance, and to the extent practicable to consult with the Acquiror, subject to all applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority, in connection with the transactions contemplated by this Agreement, that is not confidential. In exercising the foregoing rights, the Acquiror and the Company agree to act reasonably and as promptly as practicable. Each of the Acquiror and the Company agrees that it will consult with the other party hereto with respect to the obtaining of all material consents, registrations, approvals, permits and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

     (b) Each of the Acquiror and the Company agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

     6.12 Indemnification. (a) Following the Effective Time and for a period of six years thereafter, the Acquiror shall, or shall cause the Surviving Corporation to, indemnify, defend and hold harmless the present and former directors, officers and employees of the Company and its Subsidiaries (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company is permitted to indemnify its directors, officers and employees under applicable law, the Company Articles and the Company By-Laws as in effect on the date hereof (and the Acquiror shall, or shall cause the Surviving Corporation to, also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); provided that any determination required to be made with respect to whether such an officer's or director's conduct complies with the standards set forth under the NCBCA, the Company Articles and the Company By-Laws shall be made by independent counsel reasonably acceptable to both the Indemnified Party and the Surviving Corporation.

     (b) For a period of three years from the Effective Time, the Acquiror shall use its reasonable best efforts to provide (or cause the Surviving Corporation to provide) that portion of director's and officer's liability insurance that serves to reimburse the present and former officers and directors of the Company or any of its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company; provided, however, that in no event shall the Acquiror be required to expend more than twice the current amount spent by the Company (the "Insurance Amount") to maintain or procure such directors' and officers' insurance coverage; provided, further, that if the Acquiror is unable to maintain or obtain the insurance called for by this Section 6.12(b), the Acquiror shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of the Company or any Subsidiary may be required to make application and provide customary representations and warranties to the Acquiror's insurance carrier for the purpose of obtaining such insurance.

     (c) Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify the Acquiror thereof; provided that the failure so to notify shall not affect the obligations of the Acquiror under

Section 6.12(a) unless and to the extent that the Acquiror is actually prejudiced as a result of such failure. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (1) the Acquiror or the Surviving Corporation shall have the right to assume the defense thereof and the Acquiror shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Acquiror or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Acquiror or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Acquiror or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that the Acquiror shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (2) the Indemnified Parties will cooperate in the defense of any such matter and (3) the Acquiror shall not be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld; and provided, further, that the Acquiror shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

     (d) If the Acquiror or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of the Acquiror shall assume the obligations set forth in this Section 6.12.

     6.13 Accountants' Letters. The Company shall use its reasonable best efforts to cause to be delivered to the Acquiror, and the Acquiror's directors and officers who sign the Registration Statement, letters of PricewaterhouseCoopers LLP, independent auditors, dated a date shortly prior to the Closing Date, and addressed to the Acquiror, and such directors and officers, in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72.

     6.14 Notification of Certain Matters. Each of the Company and the Acquiror shall give prompt notice to the other of any fact, event or circumstance known to it that (1) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (2) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

     6.15 Employee Benefits. (a) The Acquiror agrees to permit or cause the Company or its Subsidiaries to take appropriate action to honor all Compensation Plans in accordance with their terms. The Acquiror agrees that, except as otherwise specifically provided, the employee benefit plans maintained by the Company and/or its Subsidiaries as of the date hereof, will continue until at least December 31, 2002. Thereafter, the employees of the Company and its Subsidiaries who are employed by the Company and its Subsidiaries on or before the Effective Time will be provided employee pension, welfare and other benefits, fringes, and perquisites that are generally comparable in the aggregate to those provided by the Acquiror to similarly situated employees of the Acquiror and its Subsidiaries. The Acquiror will cause each employee benefit plan of the Acquiror and its Subsidiaries in which employees of the Company and its Subsidiaries are eligible to participate to take into account for purposes of eligibility and vesting thereunder, but not for purposes of benefit accrual, the service of such employees with the Company and its Subsidiaries as if such service were with the Acquiror and its Subsidiaries, to the same extent that such service was credited under a comparable plan of the Acquiror and its Subsidiaries. Employees of the Company and its Subsidiaries shall not be subject to any waiting periods or pre-existing condition limitations under the medical, dental and health plans of the Acquiror or its Subsidiaries in which they are eligible to participate. Employees of the Company and its Subsidiaries will retain credit for unused sick leave and vacation pay which has been accrued as of the Effective Time and for purposes of determining the entitlement of such employees to sick leave and vacation pay following the Effective Time, the service of such employees with the Company and its Subsidiaries shall be treated as if such service was with the Acquiror and its Subsidiaries.

     (b) The Company and its Subsidiaries will comply with the terms of the relevant Compensation Plan with respect to the voting of any Company Common Stock held by any such Plan. As mutually agreed by the Company and the Acquiror, the Company's Employee Stock Ownership Plan feature of the Company's 401(k) Plan may be terminated, amended, or discontinued as of the Effective Time in accordance with the terms of the Plan and the requirements of applicable law.

     (c) As soon as practicable following the date hereof, the Company will grant retention bonus awards to the key employees designated by the Acquiror, on terms, in form and in amounts satisfactory to the Acquiror.

     (d) The Company shall freeze additional benefit accrual in its defined benefit pension plan by resolution of the Company Board and all necessary plan amendments, at least fifteen days prior to the Closing Date. The Company shall also make such other amendments as are necessary to effect the changes set forth on Company Disclosure Schedule 401(e) with respect to retirement plans.

     (e) Prior to the Closing Date, the Company shall use its best efforts to take the actions set forth on the Company Disclosure Schedule Section 4.01(e) with respect to Supplemental Executive Retirement Plan Agreements.

     6.16 Certain Adjustments. Upon the request of the Acquiror, the Company shall (a) consistent with generally accepted accounting principles and regulatory accounting principles, use its best efforts to record any accounting adjustments required to conform the loan, litigation and other reserve and real estate valuation policies and practices (including loan classifications and levels of reserves) of the Company and its Subsidiaries so as to reflect consistently on a mutually satisfactory basis the policies and practices of the Acquiror and (b) make reasonable adjustments to the corporate structure of the Company or its direct or indirect subsidiaries and transfer assets or liabilities between the Company and its Subsidiaries or between Subsidiaries; provided, however, that the Company shall not be obligated to record any such accounting adjustments (1) unless and until the Company shall be satisfied that the conditions to the obligation of the parties to consummate the Merger will be satisfied or waived on or before the Closing Date, and (2) in no event until the day prior to the Closing Date.

     6.17 Formation of Newco. As soon as practicable following the date of this Agreement, the Acquiror shall cause Newco to be duly organized as a direct wholly owned subsidiary of the Acquiror and to become a party to this Agreement by executing and delivering a supplement hereto.


     6.18 Certain Tax Matters. Each of the Acquiror and the Company (i) shall cooperate before and after the Effective Time to assure, to the extent feasible, compliance with Treasury Regulation sec.1.367(a)-3(c), (ii) undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action that is reasonably likely to cause the Merger not, to qualify as a "reorganization" within the meaning of Section 368(a) of the Code for federal income tax purposes, and (iii) for purposes of the tax opinions described in
Section 7.02(c) and 7.03(c), shall provide representation letters to counsel, in form and substance reasonably satisfactory to the Acquiror, the Company and such counsel.


                                  ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each of the Acquiror and the Company to consummate the Merger is subject to the fulfillment or written waiver by the Acquiror and the Company prior to the Effective Time of each of the following conditions:

          (a) Shareholder Approval. This Agreement shall have been duly approved and adopted and a plan of merger shall have been duly approved by the affirmative vote of the holders of the requisite number of the outstanding shares of Company Common Stock entitled to vote thereon in accordance with applicable law, the Company Articles and the Company By-laws.

          (b) Governmental and Regulatory Consents. All approvals and authorizations of, filings and registrations with, and notifications to, all Governmental Authorities required for the consummation of the Merger, and for the prevention of any termination of any material right, privilege, license or agreement of either the Acquiror or the Company or their respective Subsidiaries, shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired; provided, however, that none of the preceding shall be deemed obtained or made if it shall be subject to any condition or restriction the effect of which, together with any other such conditions or restrictions, would be reasonably expected to have a Material Adverse Effect on the Surviving Corporation or the Acquiror or its operations in the U.S. after the Effective Time.

          (c) Third Party Consents. All consents or approvals of all persons, other than Governmental Authorities, required for or in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

          (d) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (f) Blue Sky Approvals. All permits and other authorizations under the federal and state securities laws (other than that referred to in Section 7.01(e)) and other authorizations necessary to consummate the transactions contemplated hereby and to issue the shares of Acquiror Common Stock to be issued in the Merger shall have been received and be in full force and effect.

          (g) Listing. The shares of Acquiror Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

     7.02 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver by the Company prior to the Effective Time of each of the following conditions:

          (a) Representations and Warranties. Subject to the standard set forth in Section 5.02, the representations and warranties of the Acquiror set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date), and the Company shall have received a certificate, dated the Closing Date, signed on behalf of the Acquiror by a senior officer of the Acquiror to such effect.

          (b) Performance of Obligations of the Acquiror. The Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate, dated the Closing Date, signed on behalf of the Acquiror by a senior officer of the Acquiror to such effect.

          (c) Tax Opinion of Company's Counsel. The Company shall have received an opinion of Hunton & Williams, counsel to the Company, dated the Closing Date, to the effect that, for federal income tax purposes, (1) the Merger constitutes a "reorganization" within the meaning of Section 368 of the Code and (2) no gain or loss will be recognized by shareholders of the Company to the extent they receive shares of Acquiror Common Stock as Consideration in exchange for shares of Company Common Stock (except for cash received in lieu of a fractional share of Acquiror Common Stock). Such opinion may note that "5% shareholders" will qualify for such nonrecognition treatment only if they enter into a "gain recognition agreement" under regulations promulgated under Section 367 of the Code. In rendering such opinion, counsel may require and rely upon (and may incorporate by reference) certain representations of the Acquiror and the Company reasonably requested by such counsel.

     7.03 Conditions to Obligation of the Acquiror. The obligation of the Acquiror to consummate the Merger is also subject to the fulfillment or written waiver by the Acquiror prior to the Effective Time of each of the following conditions:

          (a) Representations and Warranties. Subject to the standard set forth in Section 5.02, the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date) and the Acquiror shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Acquiror shall have received a certificate, dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

          (c) Tax Opinion of the Acquiror's Counsel. The Acquiror shall have received an opinion of Sullivan & Cromwell, counsel to the Acquiror, dated the Closing Date, to the effect that, for federal income tax purposes, the Merger constitutes a "reorganization" within the meaning of Section 368 of the Code. In rendering such opinion, counsel may require and rely upon (and may incorporate by reference) certain representations of the Acquiror and the Company reasonably requested by such counsel.

                                  ARTICLE VIII

                                  TERMINATION

     8.01 Termination. This Agreement may be terminated and the Merger may be abandoned:

          (a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of the Acquiror and the Company, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

          (b) Breach. At any time prior to the Effective Time, by the Acquiror or the Company, in each case if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (1) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (2) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and which breach, individually or in the aggregate with other such breaches, would cause the conditions set forth in Section 7.03(a) or
     (b), in the case of a breach or breaches by the Company, or Section 7.02(a) or (b), in the case of a breach or breaches by the Acquiror, not to be satisfied or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or the Acquiror to consummate the Merger and the other transactions contemplated by this Agreement.

          (c) Delay. At any time prior to the Effective Time, by the Acquiror or the Company, in each case if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by November 30, 2001, except to the extent that the failure of the Merger then to be consummated arises out of or results from the action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

          (d) No Approval. By the Company or the Acquiror, in each case if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority.

          (e) Failure to Recommend, Etc. (1) By the Acquiror, if (i) at any time prior to the receipt of the approval of the Company's shareholders contemplated by Section 7.01(a), the Company Board shall not recommend that the shareholders give such approval, or (ii) the Company Board takes any of the actions described in clause (ii) or (iii) of the proviso to Section 6.06.

          (2) By the Company if, having acted in accordance with Sections 6.02,
     6.06 and 8.03 and the Company's other obligations hereunder, (i) the Company Board shall have determined that an Acquisition Proposal from a third party constitutes a Superior Proposal and authorized and directed the Company to execute a definitive agreement with such third party to effect such Superior Proposal and (ii) immediately upon termination the Company executes such agreement.

          (f) Possible Adjustment. By the Company, if the Company Board so determines by a vote of a majority of the members of the entire Company Board, at any time during the five-day period commencing with the Determination Date, if both of the following conditions are satisfied:

             (i) The Average Closing Price on the Determination Date of shares of Acquiror Common Stock shall be less than the product of 0.80 and the Starting Price; and

             (ii)(A) The number obtained by dividing the Average Closing Price on the Determination Date by the Starting Price (such number, the "Acquiror Ratio") shall be less than (B) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.20 from the quotient in this Section 8(f)(ii)(B) (such number, the "Index Ratio");

     subject, however, to the following four sentences. If the Company elects to exercise its termination right pursuant to this Section 8.01(f), it shall give prompt written notice to the Acquiror; provided that such notice of election may be withdrawn at any time within the aforementioned five-day period. During the five-day period commencing with its receipt of such notice, the Acquiror shall have the option of adjusting the Exchange Ratio to the lesser of (i) a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the product of 0.80, the Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price, and (ii) a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Acquiror Ratio. If the Acquiror determines so to increase the Exchange Ratio within such five-day period, it shall give prompt written notice to the Company of its determination and the revised Exchange Ratio, whereupon no termination shall occur pursuant to this Section 8.01(f) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to the "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 8.01(f).

     8.02 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (a) as set forth in Sections 8.03 and 9.01 and (b) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

     8.03 Termination Fee. (a) In addition to any other rights that the Acquiror has under this Agreement, the Stock Option Agreement and/or otherwise, if this Agreement is terminated by the Acquiror pursuant to (1) Section 8.01(b) with respect to a breach of Section 6.01, 6.02 or 6.06 on the part of the Company, or any knowing, or willful or intentional, breach on the part of the Company (at a time when an Initial Triggering Event (as defined in the Stock Option Agreement) has occurred and the Company is unable to terminate pursuant to such Section 8.01(b)) or (2) Section 8.01(e)(1) or 8.01(e)(2), then the Company shall pay to the Acquiror U.S.$100,000,000 (it being understood that such fee is not intended as liquidated damages). In addition to any other rights that either party has under this Agreement, the Stock Option Agreement and/or otherwise, solely for the purpose of reimbursing an amount of certain out-of-pocket costs and expenses incurred in connection with negotiations and investigations undertaken with respect to the transactions contemplated hereby and not as liquidated damages, if this Agreement is terminated pursuant to
Section 8.01(b)(x) by the Company (at a time when the Acquiror is unable to terminate pursuant to Section 8.01(b)), then the Acquiror shall pay to the Company U.S.$20,000,000 and (y) by the Acquiror (other than with respect to a breach for which a fee is payable under the preceding sentence, at a time when the Company is unable to terminate pursuant to Section 8.01(b)), then the Company shall pay to the Acquiror U.S.$20,000,000.

     (b) Any payment required to be made under Section 8.03(a) shall be payable, without setoff, by wire transfer in immediately available funds, to an account specified by the Acquiror, within three business days following such termination.

     (c) The Company acknowledges that the agreements contained in this Section
8.03 are an integral part of the transactions contemplated by this Agreement and are cumulative with, and not intended to limit, other remedies that may be available, and that, without these agreements, the Acquiror would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.03, and, in order to obtain such payment, the Acquiror commences a suit which results in a judgment against the Company for the payment set forth in this Section 8.03, the Company shall pay the Acquiror's costs and expenses (including attorneys' fees) in connection with such suit, together with interest on any amount due pursuant to this Section 8.03 from the date such amount becomes payable until the date of such payment at the prime rate of Citibank N.A. in effect on the date such payment was required to be made plus two (2) percent.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement (1) other than those contained in Sections 6.05(b), 8.02, and 8.03 and in this Article IX, shall survive the termination of this Agreement if this Agreement is terminated prior to the Effective Time, or (2) other than those contained in Sections 6.12 and in this Article IX, shall survive the Effective Time.

     9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefitted by the provision, or (b) amended or modified at any time, by an agreement in writing executed by both parties, except that, after approval of the Merger by the shareholders of the Company, no amendment may be made which under applicable law requires further approval of such shareholders without obtaining such required further approval.

     9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

     9.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of North Carolina applicable to contracts made and to be performed entirely within such State.

     9.05 Expenses. Subject to Section 8.03, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that the Company shall pay printing and postage expenses and the Acquiror shall pay SEC registration fees related to the Registration Statement and Proxy Statement.

     9.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given (a) on the date of delivery, if personally delivered or telecopied (with confirmation), (b) on the first business day following the date of dispatch, if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing, if mailed by registered or certified mail (return receipt requested), in each case to such party at its address or telecopy number set forth below or such other address or numbers as such party may specify by notice to the parties hereto.

     If to the Company, to:

         Centura Banks, Inc.
         134 North Church Street
         Rocky Mount, North Carolina 27804
         Attention: Cecil Sewell
         Chairman of the Board and Chief Executive Officer
         Facsimile: (252) 977-4800

     With a copy to:

         Gordon F. Rainey, Jr., Esq.
         Hunton & Williams
         951 East Byrd Street
         Richmond, Virginia 23219
         Facsimile: (804) 788-8218

     If to the Acquiror, to:

         Royal Bank of Canada
         200 Bay Street
         Royal Bank Plaza
         Toronto, Ontario
         Canada M5J 2J5
         Attention: Peter W. Currie
         Vice-Chairman and Chief Financial Officer
         Facsimile: (416) 974-0081

     With a copy to:

         Donald J. Toumey, Esq.
         Sullivan & Cromwell
         125 Broad Street
         New York, New York 10004
         Facsimile: (212) 558-3588

     9.07 Entire Understanding; No Third-Party Beneficiaries. This Agreement (together with the Disclosure Schedules, the Stock Option Agreement and the Exhibits hereto) represents the entire understanding of the parties hereto with reference to all the matters encompassed or contemplated herein and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for Section 6.12, insofar as such Section expressly provides certain rights to the Indemnified Parties named therein, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     9.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part (except by operation of law), by any of the parties hereto without the prior written consent of each other party hereto, except that the Acquiror and Newco may assign or delegate in their sole discretion any or all of their rights, interests or obligations under this Agreement to any direct or indirect, wholly owned subsidiary of the Acquiror, but no such assignment shall relieve the Acquiror of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                          CENTURA BANKS, INC.

                                          By: /s/ CECIL W. SEWELL, JR.
                                            ------------------------------------
                                              Name: Cecil W. Sewell, Jr.
                                              Title: Chief Financial Officer

                                          ROYAL BANK OF CANADA

                                          By: /s/ PETER W. CURRIE
                                            ------------------------------------
                                              Name: Peter W. Currie
                                              Title: Vice-Chairman & Chief
                                              Financial Officer

                                          By: /s/ JAMES T. RAGER
                                            ------------------------------------
                                              Name: James T. Rager
                                              Title: Vice-Chairman Personal &
                                              Commercial Banking

                                                                       EXHIBIT A

                         FORM OF STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of January __, 2001 (this "Agreement"), between Royal Bank of Canada, a Canadian chartered bank ("Grantee"), and Centura Banks, Inc., a North Carolina corporation ("Issuer").

                                    RECITALS

     A. Merger Agreement. Grantee and Issuer have entered into an Agreement and Plan of Merger, dated as of January 26, 2001 (the "Merger Agreement"), which agreement was executed and delivered on the date of this Stock Option Agreement, pursuant to which a wholly owned subsidiary of Grantee to be organized under the laws of the State of North Carolina is to merge with and into Issuer (the "Merger"); and

     B. Option. As a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1. Grant of Option. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to an aggregate of 7,858,534 fully paid and nonassessable shares of the common stock, no par value, of Issuer ("Common Stock") at a price per share equal to U.S.$44.69 (the "Option Price"); provided, however, that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

     (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in
Section 5 hereof), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares in breach of any provision of the Merger Agreement.


     2. Exercise. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within 90 days following such Subsequent Triggering Event (or such later period as provided in Section 10). Each of the following shall be an "Exercise Termination Event": (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Grantee pursuant to Section 8.01(b) of the Merger Agreement (unless the breach by Issuer giving rise to such right of termination is non-volitional) (a "Listed Termination"); or (iii) the passage of eighteen (18) months (or such longer period as provided in Section
10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, the Option may not be exercised at any time when Grantee shall be in material breach of any of its covenants or agreements contained in the Merger Agreement such that Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 8.01(b) thereof.

     (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date hereof:

          (i) Issuer or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (the "Issuer Subsidiaries"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary"), or the Board of Directors of Issuer (the "Issuer Board") shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary. For purposes of this Agreement, (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any Issuer Subsidiary, provided, however, that in no event shall any merger, consolidation or similar transaction involving only the Issuer and one or more of its Subsidiaries or involving only any two or more of such Subsidiaries, if such transaction is not in violation of the terms of the Merger Agreement, be deemed to be an Acquisition Transaction, (y) a purchase, lease or other acquisition of all or any substantial part of the assets or business operations of Issuer or any Issuer Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or other wise) of securities representing 10% or more of the voting power of Issuer or any Issuer Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

          (ii) Any person other than the Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

          (iii) The shareholders of Issuer shall have voted and failed to approve the Merger Agreement at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction;

          (iv) The Issuer Board shall have withdrawn, modified or qualified (or publicly announced its intention to withdraw, modify or qualify) in any manner adverse in any respect to Grantee its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction, or Issuer shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

          (v) Any person other than Grantee or any Grantee Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

          (vi) Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement after an overture is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, and (a) following such breach Grantee would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both) and (b) such breach shall not have been cured prior to the Notice Date (as defined in Section 2(e)); or

          (vii) Any person other than Grantee or any Grantee Subsidiary, without Grantee's prior written consent, shall have filed an application or notice with any regulatory or antitrust authority regarding an Acquisition Transaction.

     (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

          (i) The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

          (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (z) of the second sentence thereof shall be 25%.

     (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

     (e) In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of any United States or foreign regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify Issuer of such filing and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

     (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall (i) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer and (ii) present and surrender this Agreement to Issuer at its principal executive offices, provided that the failure or refusal of the Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude the Holder from exercising the Option.

     (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

     (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

          "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of counsel to the Holder, in form and substance reasonably satisfactory to the Issuer; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

     (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

     3. Covenants of Issuer. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (y) in the event prior approval of or notice to any state or other United States federal or foreign regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to such state or other United States federal or foreign regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

     4. Exchange. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     5. Certain Adjustments. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, stock combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the

Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 5), the number of shares of Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding.

     6. Registration Rights. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within twelve (12) months (or such later period as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer's attorneys' fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction, the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 33 1/3% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration and the twelve (12) month period referred to in the first sentence of this section shall be increased to twenty-four (24) months. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

     7. Repurchase. (a) At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the sum of (x) the Option Price, multiplied by the number of shares for which this Option may then be exercised, and (y) if applicable, the amount paid by Issuer to Grantee pursuant to Section 8.03 of the Merger Agreement; and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase such number of Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of
(i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of Issuer's assets or business operations, the sum of the net price paid in such sale for such assets or business operations and the current market value of the remaining assets or business operations of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to Issuer.

     (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this
Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. The Owner shall also represent and warrant that it has sole record and beneficial ownership of such Option Shares and that such Option Shares are then free and clear of all liens. As promptly as practicable, and in any event within five (5) business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

     (c) For purposes of this Section 7, a "Repurchase Event" shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

          (i) the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

          (ii) the consummation of any Acquisition Transaction described in
     Section 2(b)(i) hereof, except that the percentage referred to in clause
     (z) shall be 25%.

     8. Substitute Option. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or a Grantee Subsidiary and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or any Issuer Subsidiary's assets or business operations to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

     (b) The following terms have the meanings indicated:

          (i) "Acquiring Corporation" shall mean (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer),
     (ii) the acquiring person in a plan of exchange in which Issuer is acquired, (iii) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person and (iv) the transferee of all or a substantial part of Issuer's assets or business operations (or the assets or business operations of any Issuer Subsidiary).

          (ii) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

          (iii) "Assigned Value" shall mean the market/offer price, as defined in Section 7.

          (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for six months immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

     (c) The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

     (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

     (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

     (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

     9. Repurchase of Substitute Option. (a) At the request of the holder of the Substitute Option (the "Substitute Option Holder"), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

     (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and/or certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this
Section 9. As promptly as practicable and in any event within five (5) business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

     10. Extension of Periods Under Certain Circumstances. The periods for exercise of certain rights under Sections 2, 6, 7, 9 and 14 shall be extended:
(i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; (ii) to the extent necessary to avoid liability under
Section 16(b) of the 1934 Act by reason of such exercise; and (iii) when there exists an injunction, order or judgment that prohibits or delays exercise of such right.

     11. Representations and Warranties. (a) Issuer hereby represents and warrants to Grantee as follows:

          (i) Issuer has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Issuer Board prior to the date hereof and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

          (ii) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant thereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

     (b) Grantee hereby represents and warrants to Issuer as follows: Grantee has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Grantee and the performance of its obligations hereunder by the Grantee have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of the Grantee are necessary to authorize this Agreement or for Grantee to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Grantee.

     (c) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed or except in a transaction registered or exempt from registration under the 1933 Act.

     12. Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder.

     13. Filings, Etc. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement.

     14. Surrender of Option. (a) Grantee may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10), relinquish the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price. The "Surrender Price" shall be equal to U.S. $100 million (i) plus, if applicable, Grantee's purchase price with respect to any Option Shares, (ii) minus, if applicable, the excess of (A) the net price, if any, received by Grantee or a Grantee Subsidiary pursuant to the sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) Grantee's purchase price of such Option Shares and (iii) minus, if applicable, the amount paid by Issuer to Grantee pursuant to Section 8.03(a) of the Merger Agreement.

     (b) Grantee may exercise its right to relinquish the Option and any Option Shares pursuant to this Section 14 by surrendering to Issuer, at its principal office, a copy of this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to relinquish the Option and Option Shares, if any, in accordance with the provisions of this Section 14 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

     15. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. In connection therewith, both parties waive the posting of any bond or similar requirement.

     16. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section l(a) hereof (as adjusted pursuant to Section l(b) or Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

     17. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

     18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina.

     19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     20. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     21. Entire Agreement; Third-Party Rights. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

     22. Capitalized Terms. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                   ROYAL BANK OF CANADA

                                   By:
                                      ------------------------------------------
                                       Name:
                                       Title:

                                   By:
                                      ------------------------------------------
                                       Name:
                                       Title:

                                   CENTURA BANKS, INC.

                                   By:
                                      ------------------------------------------
                                       Name:
                                       Title:

                                                                       EXHIBIT B

                    PERSONS TO EXECUTE EMPLOYMENT AGREEMENTS

Scott M. Custer

Steven J. Goldstein

H. Kel Landis III

Thomas Rogers, Jr.

Cecil W. Sewell, Jr.

                                                                       EXHIBIT C


                          FORM OF EMPLOYMENT AGREEMENT


     AGREEMENT, dated as of the 26th day of January, 2001, by and among Centura Banks, Inc., a North Carolina corporation (the "Company"), Centura Banks, a wholly-owned subsidiary of the Company, and [ ] (the "Executive").

     WHEREAS, the Company and Royal Bank of Canada, a Canadian chartered bank (the "Parent") are parties to an Agreement and Plan of Merger dated as of January 26th, 2001 (the "Merger Agreement");

     WHEREAS, the Company and Parent have determined that it is in the best interests of their respective shareholders to assure that the Company will have the continued dedication of the Executive pending the transactions contemplated in the Merger Agreement (the "Merger") and to provide the Company, after the Merger, with continuity of management;

     WHEREAS, the Executive and the Company are parties to a Change in Control
Agreement,                     , (the "Change in Control Agreement") and a
Supplemental Executive Retirement Agreement, dated                     (the
"SERP");

     WHEREAS, it is acknowledged by the parties hereto that as a result of the consummation of the Merger and the other transactions contemplated by the Merger Agreement, as of the Closing Date (as defined in the Merger Agreement) there will be a Change in Control of the Company, as contemplated by the Change in Control Agreement and the SERP;

     WHEREAS, Executive would have certain rights upon a Change in Control under the Change in Control Agreement and the SERP, which rights are hereby relinquished in consideration of the benefits to be provided under the terms of this Agreement;

     WHEREAS, Executive has executed an agreement, attached as Exhibit A, terminating the SERP;

     NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

     1. EFFECTIVE TIME. This Agreement is effective as of the date hereof. Subject to the consummation of the Merger, this Agreement amends and restates the Change in Control Agreement.

     2. EMPLOYMENT PERIOD. The Company hereby agrees to continue to employ the Executive, and the Executive hereby agrees to continue in the employ of the Company, subject to the terms and conditions of this Agreement, for the period commencing at the consummation of the Merger (the "Closing Date") and ending on the fifth anniversary of the Closing Date (the "Employment Period").* Commencing on the fifth anniversary of the Closing Date and each year thereafter, the Employment Period shall be automatically extended for one year unless either the Company or the Executive shall give the other party not less than ninety (90) days prior written notice of the intention to terminate this Agreement.

     3. TERMS OF EMPLOYMENT.

     (a) Position and Duties.

          (i) During the Employment Period, the Executive shall serve as [TITLE] of the Company.

          (ii) During the Employment Period, excluding any period of vacation or sick leave to which Executive is entitled, Executive agrees to devote substantially all of his attention and time during normal business hours to the business and affairs of the Company and to use the Executive's reasonable best efforts to perform faithfully and efficiently such responsibilities. Executive shall also provide services to other member companies of Parent from time to time as may be requested by the Vice Chairman responsible for Personal and Commercial Banking of Parent (the "Vice Chairman").

---------------

*  Sewell's agreement ends at fifth anniversary.

     During the Employment Period, it shall not be a violation of this Agreement for the Executive to (A) serve on civic or charitable boards or committees,
     (B) serve on corporate boards or committees, with prior approval of the Vice Chairman, (C) deliver lectures, fulfill speaking engagements or teach at educational institutions, or (D) manage personal investments, so long as such activities do not interfere with the performance of the Executive's responsibilities as an employee of the Company in accordance with this Agreement.

     (b) Compensation.

          (i) Annual Base Salary.  During the Employment Period, Executive shall
     receive an annual base salary of at least [       ] (as increased by the
     Company from time to time, the "Annual Base Salary"). Executive's Annual Base Salary shall be adjusted annually to remain competitive with the Market, which adjustment shall also be based on individual performance. "Market", for this purpose, is similarly-situated executives of Parent and its subsidiaries, and executives with similar responsibilities at comparably-sized U.S. commercial banks and bank holding companies. Annual Base Salary adjustments shall be made on the anniversary of the consummation of the Closing Date, or other annual date agreed to by Executive at the request of the Company. Any increase in Annual Base Salary shall not serve to limit or reduce any other obligation to the Executive under this Agreement.

          (ii) Annual Performance Bonus. During the Employment Period, the Executive shall be eligible to receive an annual cash bonus ("Annual Bonus"), determined in accordance with the Company's annual incentive plan as in effect from time to time. The Executive shall have a target bonus equal to [ %] of the Executive's Annual Base Salary. The Executive's Annual Bonus for the twelve-month period ending December 31, 2001, will be based on the Company's plan in effect as of the date hereof, excluding merger related expenses and adjustments for purposes of calculating the Company's financial performance thereunder. In future years, potential bonus payouts will be comparable to Parent's and its subsidiaries' potential payouts for similarly-situated executives and also comparable to potential bonus payouts for executives with similar responsibilities at U.S. commercial banks and bank holding companies of similar size. Performance measures will be established for future years based on strategic objectives of the Parent and the business plan of the Company as agreed to by the management of the Company (including the impact of any carry-forward or rolling provision) and as agreed to and approved by the Vice Chairman.

          (iii) Retention Bonus.  Executive shall be entitled to a retention
     bonus of $       (the "Retention Bonus"), payable by the Company on the
     third anniversary of the Closing Date, provided that, except as otherwise specifically provided, Executive is still employed by the Company or its affiliates at that time.

          (iv) Other Employee Benefit Plans. During the Employment Period, except as otherwise expressly provided herein or on Exhibit A, the Executive shall be entitled to participate in all employee pension benefit, welfare and other similar plans, practices, policies and programs of the Company (collectively, "Employee Benefit Plans") as are in effect from time to time, subject to the applicable eligibility provisions and other terms and conditions of such plans. It is contemplated that such Employee Benefit Plans will provide pension and welfare benefits generally comparable to those in effect at the Company on the Closing Date.

          (v) Executive Benefits. Executive shall continue to receive reimbursement for membership dues for clubs currently being paid, will receive reimbursement for tax preparation costs and will continue to be provided with a Company vehicle under arrangements similar to that currently provided by the Company. It is understood that the Company may change the vehicle arrangement to be consistent with that provided elsewhere by the Parent whereby the vehicle is leased and is retained for a period of 3 or 4 years.

          (vi) Closing Bonus. The Company shall pay to the Executive a one-time lump sum bonus of $[ ] in the first full pay period following the Closing Date.

          (vii) Parent Stock Option Grant.  A stock option grant of
                         options to purchase Parent common shares will be made to Executive effective as of the first day of the month after the Closing Date. The exercise price and vesting schedule will be set at that time in accordance with the Parent's stock option plan administrative guidelines. In future years, grants of options and other equity-based compensation will be made to Executive on the same basis as similarly-situated employees of Parent and its subsidiaries.

          (viii) Expenses. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by Executive in accordance with the policies, practices, and procedures of the Company applicable to peer executives. In addition, if the Executive is required to relocate his principal work location by more than thirty-five (35) miles from the current location, then the Company shall reimburse reasonable moving expenses for Executive's household, pursuant to the Company's relocation policy.

          (ix) Retirement.

          (a) Subject to subsection (e) below, upon termination of employment other than a termination by the Company for Cause, following the attainment of age 58, Executive will be entitled to a retirement payment based on Pensionable Earnings, payable in equal monthly installments commencing on the later of (X) the first day of the month following Executive's termination of employment or (Y) the first day of the month following Executive's attainment of age 58 and shall continue thereafter each month until the month in which Executive dies. The annual retirement payment shall be 70% of the Pensionable Earnings, less:

             (i) Executive's accrued vested benefit payable under any defined benefit pension plan maintained by the Company or its affiliates (payable as a life annuity based on actuarial equivalencies no less favorable to Executive than the assumptions used to determine actuarial equivalencies under the Company's qualified pension plan as of the Closing Date);

             (ii) an amount equal to 1/10th of the Company's aggregate contributions (other than employee salary deferrals) to any 401(k) plan on behalf of the Executive following the Closing Date;

             (iii) Executive's accrual vested benefit under any "excess benefit" or "top hat" plan maintained by the Company or its affiliates to provide benefits otherwise limited by Sections 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended (the "Code") (payable as a life annuity based on actuarial equivalencies no less favorable to Executive than the assumptions used to determine actuarial equivalencies under the Company's qualified pension plan as of the Closing Date); and

             (iv) commencing on the Executive's 62nd birthday, an amount equal to Executive's primary social security benefit payable under old age survivors and disability insurance.

          (b) "Pensionable Earnings" for purposes of computing the retirement benefit hereunder shall mean the sum of (1) twelve times Executive's monthly base salary as of his termination of employment (but not less than Executive's average annual base salary for the three full fiscal years prior to termination) plus (2) the average of the Annual Bonuses paid Executive during the prior three fiscal years, including any compensation deferrals elected during such years by the Executive.

          (c) If the Executive dies before receipt of 180(+) monthly payments of the retirement benefit under this subsection and Executive does not have a surviving spouse, a lump sum payment shall be paid to Executive's estate. The lump sum payment shall be equal to the present value (using the discount rate that is used, or would have been used, to determine a lump sum payment payable in the month of distribution under the Company's qualified defined benefit pension plan) of the amount, if any, by which (1) the product of 180 multiplied by the monthly benefit paid to Executive (or payable

---------------

+ Sewell: 240
          to Executive at the time of Executive's death in the event of death before Executive's receipt of any payment) exceeds (2) the sum of the payments to Executive under this subsection.

          (d) A monthly benefit shall be payable under this subsection to the surviving spouse of Executive. Such benefit shall commence on the later of the first day of the month following the date of Executive's death or the first day of the month in which Executive would have attained age 58 and shall continue thereafter until the month in which the surviving spouse dies. The monthly benefit payable to the surviving spouse (as long as the Executive was married to such spouse at the earlier of (I) the time of his death or (II) the attainment of age 58) shall equal one-half of the monthly retirement benefit that was being paid or was payable to Executive under this subsection); provided, however, that if the Executive has remarried after attaining age 58 and the new surviving spouse is more than 10 years younger than the Executive, such amount shall be actuarially reduced pursuant to standard actuarial procedures to reflect such incremental age differential. Upon the death of the surviving spouse, the estate of Executive's surviving spouse shall be paid a lump sum payment equal to the present value (using the discount rate that is used, or would have been used, to determine a lump sum payment payable in the month of distribution under the Company's qualified defined benefit pension plan) of the amount, if any, by which (1) the product of 180 multiplied by the monthly benefit paid to Executive (or payable to Executive at the time of Executive's death in the event of death before Executive's receipt of any payment) exceeds
     (2) the sum of the payments to Executive and surviving spouse.

          (e) A benefit payable under this subsection shall be payable in all events if Executive separates from service for any reason other than a termination by the Company for Cause (including death, disability or separation from service); provided, however, that, if Executive terminates employment without Good Reason, the benefits payable hereunder shall not exceed an amount equal to the product of 180 multiplied by the monthly benefit payable to Executive at age 58 at the time of his termination of employment.

          (x) Additional Payment by the Company.

          (a) Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) by the Company (or any of its affiliated entities) to or for the benefit of Executive (whether pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section) (the "Payments") would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Company shall pay to Executive an additional payment (a "Gross-Up Payment") in an amount such that after payment by Executive of all taxes (including any Excise Tax) imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

          (b) For purposes of determining whether any of the Payments will be subject to the Excise Tax and the amounts of such Excise Tax:

             (i) Such Payments shall be treated as "parachute payments" within the meaning of Section 280G(b)(2) of the Code, but no parachute payments in excess of the "base amount" (as defined under 280G(b)(3) of the Code) shall be treated as subject to the Excise Tax, unless, and except to the extent that, in the opinion of nationally-recognized U.S. certified independent accountants with experience in these issues selected by Executive with the approval of the Vice Chairman (the "Accounting Firm") or tax counsel selected by such Accounting Firm, there is no substantial authority that the Payments (in whole or in part) do not constitute parachute payments, or represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the "base amount" or are otherwise not subject to the Excise Tax. All fees and expenses of the Accounting Firm shall be borne solely by the Company. The Gross-up Payment under this Section with respect to any Payments shall be made no later than thirty (30) days following the receipt of the Accounting Firm's determination. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish Executive with a written opinion to such effect, and to the effect that failure to report the Excise Tax, if any, on Executive's applicable federal income tax return will not result in the imposition of a negligence or similar penalty. Subject to Subsection 5(b)(x)c below, the Determination by the Accounting Firm shall be binding upon the Company and Executive.

             (ii) For purposes of determining the amount of the Gross-up Payment, the Executive shall be deemed to (a) pay federal income taxes at the highest marginal rates of federal income taxation for the calendar year in which the Gross-up Payment is to be made, (b) pay applicable state and local income taxes at the highest marginal rate of taxation for the calendar year in which the Gross-up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

          (c) As a result of the uncertainty in the application of Section 4999 of the Code at the time of the Determination, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment") or Gross-up Payments are made by the Company which should not have been made ("Overpayment"), consistent with the calculations required to be made hereunder. In the event that the Executive thereafter is required to make payment of any Excise Tax or additional Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) shall be promptly paid by the Company to or for the benefit of Executive. In the event the amount of the Gross-up Payment exceeds the amount necessary to reimburse the Executive for his Excise Tax, the Accounting Firm shall determine the amount of the Overpayment that has been made and any such Overpayment (together with interest at the rate provided in Section 1274(b)(2) of the Code) shall be promptly paid by Executive (to the extent he has received a refund if the applicable Excise Tax has been paid to the Internal Revenue Service) to or for the benefit of the Company. Executive shall cooperate, provided his expenses are reimbursed by the Company, with any reasonable requests by the Company in connection with any contests or disputes with the Internal Revenue Service in connection with the Excise Tax, including but not limited to taking action to contest a claim by the Internal Revenue Service, and permitting the Company to participate in proceedings relating to such claim.

     4. TERMINATION OF EMPLOYMENT.

     (a) Death or Disability. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period and in that event the Date of Termination shall be the date of death. If the Executive has become Disabled (as defined below) during the Employment Period and is, therefore, unable to perform his duties herein for more than one hundred eighty
(180) calendar days during any period of twelve (12) consecutive months, or in the event of the Company's reasonable expectation that the Executive's Disability will exist for more than a period of one hundred eighty (180) calendar days, the Company may give to the Executive written notice in accordance with Section 4(d) of this Agreement of its intention to terminate the Executive's employment. In such event, the Executive's employment with the Company shall terminate effective on the 30th day after receipt of such notice by the Executive (the "Disability Effective Date"), provided that, within the 30 days after such receipt, the Executive shall not have returned to full-time performance of the Executive's duties.

          (i) The term "Disability" shall mean, for all purposes of this Agreement, the incapacity of the Executive, due to injury, illness, disease, or bodily or mental infirmity, to engage in the performance of substantially all of the usual duties of employment with the Company, such Disability to be determined by the Vice Chairman or the head of Human Resources of Parent upon receipt of and in reliance on medical advice from one (1) or more individuals, selected by the Vice Chairman and the head of Human Resources of Parent and reasonably acceptable to Executive, who are qualified to give such professional medical advice.

          (ii) If the Executive's employment is terminated by reason of disability, the Date of Termination shall be the Disability Effective Date, or any later date specified by the Company.

     (b) Cause. The Company may terminate the Executive's employment during the Employment Period for Cause. For purposes of this Agreement, "Cause" shall mean:

          (i) the continued failure of Executive to perform substantially his duties with the Company (other than any such failure resulting from Executive's incapacity due to physical or mental illness, or any such failure subsequent to Executive being delivered a Notice of Termination without Cause by the Company or delivering a Notice of Termination for Good Reason to the Company) after a written demand for substantial performance that specifically identifies the manner in which the Company believes that Executive has not substantially performed Executive's duties is delivered to Executive by the Vice Chairman and the head of Human Resources of Parent;

          (ii) the willful engaging by Executive in illegal conduct or gross misconduct which is demonstrably injurious to the Company or its affiliates;

          (iii) the failure by Executive, due to willful conduct or gross negligence, to maintain the privacy of financial, secret or confidential information concerning the Company, or a deliberate breach of a fiduciary duty owed by the Executive to the Company or its affiliates; or

          (iv) the Executive's chronic alcohol or drug abuse that results in a material impairment of the Executive's ability to perform his or her duties as an employee of the Company.

For purposes of this subsection (b), no act or failure to act, on the part of the Executive, shall be considered "deliberate" or "willful" unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon instructions of the Vice Chairman or the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company.

     (c) Good Reason. The Executive may terminate employment for Good Reason provided that Executive provides written notice within ninety (90) days following Executive's knowledge of an event constituting Good Reason or such event shall not constitute Good Reason under this Agreement. "Good Reason" means, without Executive's express written consent, the occurrence of any of the following events:

          (i) a reduction by the Company in Executive's Annual Base Salary or any other breach of Section 3(b) hereof by the Company, which is not cured by the Company within 30 business days after notice of such breach;

          (ii) any requirement of the Company that Executive's principal work location be based anywhere more than seventy-five (75) miles from the office where Executive is located at the Closing Date;

          (iii) a material diminishment in Executive's duties or title as in effect at the Closing Date, excluding for this purpose an isolated and inadvertent action not taken in bad faith and which is remedied by the Company within 30 days after receipt of notice thereof given by Executive, it being understood that diminishment in duties solely as a result of the Company becoming a subsidiary of Parent or no longer being a public company shall not be Good Reason;

          (iv) the material breach of this Agreement by the Company;

          (v) any notice of non-renewal given by the Company pursuant to Section 2 hereof.(+)

---------------

+ Not for Sewell.

     (d) Notice of Termination. A termination by the Company or by the Executive shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 11(b) of this Agreement. For purposes of this Agreement, a "Notice of Termination" means a written notice which indicates the Date of Termination, as specified below. The Date of Termination means:

          (i) if the Executive's employment is terminated by the Company, the date of receipt of the Notice of Termination or any later date specified therein within 30 days of such notice, or

          (ii) if the Executive's employment is terminated by the Executive, a date not less than 30 days after the date of the Notice of Termination, provided, however, that the Company may waive such 30-day provision.

     5. OBLIGATIONS OF THE COMPANY UPON TERMINATION.

     (a) Death or Disability. If the Executive's employment is terminated by reason of the Executive's death or disability during the Employment Period, this Agreement shall terminate without further obligations to the Executive's legal representatives or to the Executive, as the case may be, under this Agreement, other than for payment of:

          (i) the Executive's Annual Base Salary through the Date of Termination to the extent not theretofore paid;

          (ii) a pro rata portion of target Annual Bonus for the fiscal year in which the Date of Termination occurs based on 365 days, to the extent not theretofore paid;

          (iii) the Retention Bonus, to the extent not theretofore paid;

          (iv) retirement benefits as set forth in Section 3(b)(ix); and

          (v) any other amounts or benefits required to be paid or provided or for which the Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company and its affiliated companies through the Date of Termination, to the extent not theretofore paid or provided, including disability insurance benefits, if applicable (such other amounts and benefits shall be hereinafter referred to as the "Other Benefits").

     Any amounts payable pursuant to subsections (i) through (iii) of this
     Section 5(a) shall be paid to the Executive, the Executive's estate or beneficiary, as applicable, in a lump sum in cash within 30 days of the Date of Termination.

     (b) Termination Without Cause or by the Executive for Good Reason. If the Executive's employment is terminated after the Closing Date, by reason of the Executive's termination by the Company without Cause (other than by reason of death or Disability) or by the Executive for Good Reason, this Agreement shall terminate without further obligations to the Executive, under this Agreement, other than for payment of:

          (i) the Executive's Annual Base Salary through the end of the month in which the Date of Termination occurs, to the extent not theretofore paid, shall be paid in a lump sum within thirty (30) days of Executive's Date of Termination;

          (ii) a pro rata portion of any target Annual Bonus for the fiscal year in which the Date of Termination occurs, based on 365 days, to the extent not theretofore paid, shall be paid in a lump sum within thirty (30) days of Executive's Date of Termination;

          (iii) the Retention Bonus, if not previously paid shall be paid in a lump sum within thirty (30) days of Executive's Date of Termination;

          (iv) beginning on the last day of the month in which the Date of Termination occurs and ending after the greater of (A) the number of months remaining after the Date of Termination until the end of the Employment Period or (B) thirty-six (36) months, the Company shall pay Executive an amount equal to the sum of (X) plus (Y), divided by twelve. For this purpose, (X) equals the

     Executive's Annual Base Salary as in effect on the Date of Termination, and
     (Y) equals the average of the Annual Bonuses paid to Executive in the preceding three years;

          (v) from the Date of Termination and for the greater of (A) the number of months remaining after the Date of Termination until the end of the Employment Period or (B) thirty-six (36) months thereafter, the Company shall continue welfare benefits to Executive and/or Executive's family that are at least equal, on an after-tax basis, to those which would have been provided to them in accordance with the Employee Benefit Plans described in
     Section 3(b)(iv) of this Agreement if Executive's employment had not been terminated; provided, however, that if Executive becomes re-employed with another employer and is eligible to receive medical or other welfare benefits under another employer provided plan, the medical and other welfare benefits described herein shall be secondary to those available to Executive under such other plan during such applicable period of eligibility;

          (vi) to the extent not theretofore paid or provided, the Company shall timely pay or provide to Executive any other amounts or benefits required to be paid or provided or which Executive is eligible to receive as Other Benefits;

          (vii) each stock option and any other stock-based award outstanding immediately prior to the Date of Termination shall be governed by the terms of the plan under which it was granted; and

          (viii) retirement benefits as set forth in Section 3(b)(ix).

     (c) Termination For Cause or by the Executive Without Good Reason. If the Executive's employment shall be terminated for Cause or the Executive terminates his employment prior to the end of the Employment Period without Good Reason, this Agreement shall terminate without further obligation to the Executive other than the obligation to pay to the Executive his Annual Base Salary through the Date of Termination to the extent theretofore unpaid and the Other Benefits and for a termination by Executive without Good Reason, retirement benefits as set forth in Section 3(b)(ix).

     6. NON-EXCLUSIVITY OF RIGHTS. Except as specifically provided, nothing in this Agreement shall prevent or limit the Executive's continuing or future participation in any plan, program, policy or practice provided by the Company or any of its affiliated companies and for which the Executive may qualify, nor, subject to Section 1 and Section 11(f), shall anything herein limit or otherwise affect such rights as the Executive may have under any contract or agreement with the Company or any of its affiliated companies. Amounts which are vested benefits or which the Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or any of its affiliated companies at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement, provided that the Executive shall not be eligible for severance benefits under any other program or policy of the Company.

     7. NO MITIGATION. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement, and such amounts shall not be reduced whether or not the Executive obtains other employment.

     8. COVENANT NOT TO COMPETE; CONFIDENTIAL INFORMATION.

     (a) During the term of this Agreement, and for a three-year period after the Date of Termination, the Executive shall not:

          (i) directly or indirectly, own, manage, operate, join, control, or participate in the ownership, management, operation or control of, or be employed by or connected in any manner with, any Competing Business, whether for compensation or otherwise, without the prior written consent of the Company. For the purposes of this Agreement, a "Competing Business" shall be any business which is a direct competitor of the Company or any of its affiliates at the Date of Termination within 200 miles of any location of the Company or any of its affiliates over which the Executive had responsibilities during the year prior to the Date of Termination;

          (ii) in any manner, directly or indirectly, Solicit a Client to transact business with a Competing Business or to reduce or refrain from doing any business with the Company, or interfere or damage (or attempt to interfere with or damage) any relationship between the Company and a Client. For purposes of the Agreement, the term "Solicit" means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action. For purposes of this Agreement, the term "Client" means any client or customer or prospective client or customer of the Company or any of its affiliates to whom the Executive provided services, or for whom the Executive transacted business, or whose identity became known to the Executive in connection with the Executive's relationship with or employment by the Company; or

          (iii) in any manner, directly or indirectly, Solicit any person who is an employee of the Company or any of its affiliates to resign from the Company or to apply for or accept employment with any Competing Business.

          Notwithstanding the foregoing, this Section 8(a) shall not apply if the Executive is terminated without Cause by the Company or if Executive terminates employment for Good Reason.

     (b) The Executive hereby acknowledges that, as an employee of the Company, he will be making use of, acquiring and adding to confidential information of a special and unique nature and value relating to the Company and its strategic plan and financial operations. The Executive further recognizes and acknowledges that all confidential information is the exclusive property of the Company, is material and confidential, and is critical to the successful conduct of the business of the Company. Accordingly, the Executive hereby covenants and agrees that he will use confidential information for the benefit of the Company only and shall not at any time, directly or indirectly, during the term of this Agreement and thereafter, divulge, reveal or communicate any confidential information to any person, firm, corporation or entity whatsoever, or use any confidential information for his own benefit or for the benefit of others.

     (c) Any termination of the Executive's employment or of this Agreement shall have no effect on the continuing operation of this Section 8.

     (d) In addition to the cessation of payments set forth in Section 8(f), the Executive acknowledges and agrees that the Company will have no adequate remedy at law, and could be irreparably harmed, if the Executive breaches or threatens to breach any of the provisions of this Section 8. The Executive agrees that the Company shall be entitled to equitable and/or injunctive relief to prevent any breach or threatened breach of this Section 8, and to specific performance of each of the terms hereof in addition to any other legal or equitable remedies that the Company may have. The Executive further agrees that he shall not, in any equity proceeding relating to the enforcement of the terms of this Section 8, raise the defense that the Company has an adequate remedy at law.

     (e) The terms and provisions of this Section 8 are intended to be separate and divisible provisions and if, for any reason, any one or more of them is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision of this Agreement shall thereby be affected. The parties hereto acknowledge that the potential restrictions on the Executive's future employment imposed by this Section 8 are reasonable in both duration and geographic scope and in all other respects. If for any reason any court of competent jurisdiction, or arbitrator, shall find any provisions of this Section 8 unreasonable in duration or geographic scope or otherwise, the Executive and the Company agree that the restrictions and prohibitions contained herein shall be effective to the fullest extent allowed under applicable law in such jurisdiction.

     (f) The parties acknowledge that this Agreement would not have been entered into and the benefits described in Sections 3 or 5 would not have been promised in the absence of the Executive's promises under this Section 8 and that should the Executive engage in any activity or conduct prescribed hereunder, all payments under this Agreement shall cease.

     9. ASSIGNMENTS. This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. Any attempted or purported assignment hereof by the Executive shall be null and void. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.

     10. ARBITRATION. ANY AND ALL DISPUTES OR CONTROVERSIES, ARISING FROM OR REGARDING THE INTERPRETATION, PERFORMANCE, ENFORCEMENT OR TERMINATION OF THIS AGREEMENT SHALL BE RESOLVED BY FINAL AND BINDING ARBITRATION IN THE LOCATION SELECTED BY EXECUTIVE, WITHIN THE CONTINENTAL UNITED STATES AND CANADA UNDER THE PROCEDURES OF THE CPR INSTITUTE FOR DISPUTE RESOLUTION OR ITS SUCCESSOR ENTITY. At the good faith election of either party, prior to commencing an arbitration proceeding, the parties agree to submit a dispute or controversy to an independent third-party mediation service for non-binding mediation; so long as such mediation process shall last no longer than five days. Nothing in this section is intended to prevent either party from obtaining either injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration or from utilizing any judicial court system to seek enforcement of an arbitration award.

     11. MISCELLANEOUS.

     (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and wholly to be performed in such state. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified other than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

     (b) All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

              If to the Executive:
              To the address most recently on file with the Company.

              If to the Company or to:

                  Centura Banks, Inc.
                  134 North Church Street
                  Rocky Mount, North Carolina 27804
                  Attn: General Counsel

              with a copy to Parent:

                  Royal Bank of Canada
                  8th Floor -- South Tower
                  200 Bay Street
                  Toronto, ON M5J2J5

              Attn: Vice Chairman of Personal and Commercial Banking

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

     (c) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. The Company may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

     (d) The Executive's or the Company's failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

     (e) From and after the date hereof this Agreement shall supersede any other employment, severance or change of control agreement between the Company or any of its affiliates, on the one hand, and the Executive, on the other, with respect to the subject matter hereof.

     12. COSTS OF ENFORCEMENT. In any action taken in good faith relating to the enforcement of this Agreement or any provision herein, Executive shall be entitled to be paid any and all costs and expenses incurred by him in enforcing or establishing his rights thereunder, including, without limitation, reasonable attorneys' fees, whether an arbitration proceeding be brought or not, and whether or not incurred in an arbitration proceeding, trial, bankruptcy or appellate proceedings, provided that the Executive prevails in such action. Executive shall also be entitled to be paid all reasonable legal fees and expenses, if any, incurred in connection with any tax audit or proceeding to the extent attributable to the application of Code Section 4999 to any payment or benefit hereunder. Such payment shall be made within fifteen (15) business days after delivery of Executive's respective written requests for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require.

     IN WITNESS WHEREOF, the Executive has hereunto set the Executive's hand and, pursuant to the authorization from its Board of Directors, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

                                          Executive
                                          CENTURA BANKS, INC.

                                          By
                                          --------------------------------------
                                             Title:

                                          CENTURA BANK

                                          By
                                          --------------------------------------
                                             Title:

                                                                       EXHIBIT D

                            FORM OF AFFILIATE LETTER

                                                                          , 2001

Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

Centura Banks, Inc.
134 North Church Street
Rocky Mount, North Carolina 27804

Ladies and Gentlemen:

     I have been advised that I may be deemed to be an "affiliate" of Centura Banks, Inc., a North Carolina corporation (the "Company") as that term is defined in Rule 144 and used in Rule 145 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act 1933, as amended (the "Securities Act"). I understand that pursuant to the terms of the Agreement and Plan of Merger, dated as of January 26, 2001 (as amended from time to time, including the exhibits thereto, the "Merger Agreement"), by and between the Company and Royal Bank of Canada, a Canadian chartered bank (the "Acquiror"), a wholly owned subsidiary of the Acquiror plans to merge with and into the Company.

     I further understand that as a result of the Merger, I may receive shares of common stock, without nominal or par value, of the Acquiror ("Acquiror Common Stock") in exchange for shares of common stock, without par value, of the Company ("Company Common Stock").

     I have carefully read this letter and reviewed the Merger Agreement and discussed their requirements and other applicable limitations upon my ability to sell, transfer, or otherwise dispose of Acquiror Common Stock and Company Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company.

     I represent, warrant and covenant with and to the Acquiror that in the event I receive any Acquiror Common Stock as a result of the Merger:

     1. I shall not make any sale, transfer, or other disposition of such Acquiror Common Stock unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act (as such rule may be amended from time to time), or (iii) in the opinion of counsel in form and substance reasonably satisfactory to the Acquiror, or under a "no-action" letter obtained by me from the staff of the SEC, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act.

     2. I understand that the Acquiror is under no obligation to register the sale, transfer or other disposition of shares of Acquiror Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

     3. I understand that stop transfer instructions will be given to the Acquiror's transfer agent with respect to shares of Acquiror Common Stock issued to me as a result of the Merger and that there will be placed on the certificates for such shares, or any substitutions therefor, a legend stating in substance:

         "The shares represented by this certificate were issued as a result of the merger of a subsidiary of Royal Bank of Canada with and into
         Centura Banks, Inc. on                     , 2001, in a transaction to
         which Rule 145 promulgated under the Securities Act of 1933 applies. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement between the registered holder hereof and Royal Bank of Canada, a copy of which agreement is on file at the principal offices of Royal Bank of Canada."

     4. I understand that, unless transfer by me of the Acquiror Common Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, the Acquiror reserves the right, in its sole discretion, to place the following legend on the certificates issued to my transferee:

         "The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who, in turn, received such shares as a result of the merger of a subsidiary of Royal Bank of Canada with and into Centura Banks, Inc. on
                             , 2001, in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

     It is understood and agreed that the legends set forth in paragraphs (3) and (4) above shall be removed by delivery of substitute certificates without such legends if I shall have delivered to the Acquiror (i) a copy of a "no action" letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to the Acquiror, to the effect that such legend is not required for purposes of the Act, or (ii) evidence or representations satisfactory to the Acquiror that Acquiror Common Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d).

     I further understand and agree that this letter agreement shall apply to all shares of Company Common Stock and Acquiror Common Stock that I am deemed to beneficially own pursuant to applicable federal securities law and I further represent, warrant and covenant with and to the Acquiror that I will have, and will cause each of the other parties whose shares are deemed to be beneficially owned by me to have, all shares of Company Common Stock or Acquiror Common Stock owned by me or such parties registered in my name or the name of such parties, as applicable, prior to the effective date of the Merger and not the name of any bank, broker or dealer, nominee or clearing house.

                                          Very truly yours,

                                          By:
                                            ------------------------------------
                                              Name:

Accepted this      day of                , 2001.
                                          CENTURA BANKS, INC.

                                          By:
                                            ------------------------------------
                                              Name:
                                              Title:

                                          ROYAL BANK OF CANADA

                                          By:
                                            ------------------------------------
                                              Name:
                                              Title:

                                          By:
                                            ------------------------------------
                                              Name:
                                              Title:

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of January 26, 2001 (this "Agreement"), between Royal Bank of Canada, a Canadian chartered bank ("Grantee"), and Centura Banks, Inc., a North Carolina corporation ("Issuer").

                                    RECITALS

     A. Merger Agreement. Grantee and Issuer have entered into an Agreement and Plan of Merger, dated as of January 26, 2001 (the "Merger Agreement"), which agreement was executed and delivered on the date of this Stock Option Agreement, pursuant to which a wholly owned subsidiary of Grantee to be organized under the laws of the State of North Carolina is to merge with and into Issuer (the "Merger"); and

     B. Option. As a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1. Grant of Option. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to an aggregate of 7,858,534 fully paid and nonassessable shares of the common stock, no par value, of Issuer ("Common Stock") at a price per share equal to U.S. $44.69 (the "Option Price"); provided, however, that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

     (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in
Section 5 hereof), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares in breach of any provision of the Merger Agreement.

     2. Exercise. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within 90 days following such Subsequent Triggering Event (or such later period as provided in Section 10). Each of the following shall be an "Exercise Termination Event": (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Grantee pursuant to Section 8.01(b) of the Merger Agreement (unless the breach by Issuer giving rise to such right of termination is non-volitional) (a "Listed Termination"); or (iii) the passage of eighteen (18) months (or such longer period as provided in Section
10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, the Option may not be exercised at any time when Grantee shall be in material breach of any of its covenants or agreements contained in the Merger Agreement such that Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 8.01(b) thereof.

     (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date hereof:

          (i) Issuer or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (the "Issuer Subsidiaries"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary"), or the Board of Directors of Issuer (the "Issuer Board") shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary. For purposes of this Agreement, (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any Issuer Subsidiary, provided, however, that in no event shall any merger, consolidation or similar transaction involving only the Issuer and one or more of its Subsidiaries or involving only any two or more of such Subsidiaries, if such transaction is not in violation of the terms of the Merger Agreement, be deemed to be an Acquisition Transaction, (y) a purchase, lease or other acquisition of all or any substantial part of the assets or business operations of Issuer or any Issuer Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Issuer Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

          (ii) Any person other than the Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

          (iii) The shareholders of Issuer shall have voted and failed to approve the Merger Agreement at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction;

          (iv) The Issuer Board shall have withdrawn, modified or qualified (or publicly announced its intention to withdraw, modify or qualify) in any manner adverse in any respect to Grantee its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Transaction, or Issuer shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

          (v) Any person other than Grantee or any Grantee Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

          (vi) Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement after an overture is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, and (a) following such breach Grantee would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both) and (b) such breach shall not have been cured prior to the Notice Date (as defined in Section 2(e)); or

          (vii) Any person other than Grantee or any Grantee Subsidiary, without Grantee's prior written consent, shall have filed an application or notice with any regulatory or antitrust authority regarding an Acquisition Transaction.

     (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

          (i) The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

          (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (z) of the second sentence thereof shall be 25%.

     (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

     (e) In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of any United States or foreign regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify Issuer of such filing and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

     (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall (i) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer and (ii) present and surrender this Agreement to Issuer at its principal executive offices, provided that the failure or refusal of the Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude the Holder from exercising the Option.

     (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

     (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

          "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of counsel to the Holder, in form and substance reasonably satisfactory to the Issuer; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

     (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

     3. Covenants of Issuer. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (y) in the event prior approval of or notice to any state or other United States federal or foreign regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to such state or other United States federal or foreign regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

     4. Exchange. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     5. Certain Adjustments. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, stock combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the

Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 5), the number of shares of Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding.

     6. Registration Rights. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within twelve (12) months (or such later period as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer's attorneys' fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction, the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 33 1/3% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration and the twelve (12) month period referred to in the first sentence of this section shall be increased to twenty-four (24) months. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

     7. Repurchase. (a) At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the sum of (x) the Option Price, multiplied by the number of shares for which this Option may then be exercised, and (y) if applicable, the amount paid by Issuer to Grantee pursuant to Section 8.03 of the Merger Agreement; and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase such number of Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of
(i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of Issuer's assets or business operations, the sum of the net price paid in such sale for such assets or business operations and the current market value of the remaining assets or business operations of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to Issuer.

     (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this
Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. The Owner shall also represent and warrant that it has sole record and beneficial ownership of such Option Shares and that such Option Shares are then free and clear of all liens. As promptly as practicable, and in any event within five (5) business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

     (c) For purposes of this Section 7, a "Repurchase Event" shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

          (i) the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

          (ii) the consummation of any Acquisition Transaction described in
     Section 2(b)(i) hereof, except that the percentage referred to in clause
     (z) shall be 25%.

     8. Substitute Option. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or a Grantee Subsidiary and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or any Issuer Subsidiary's assets or business operations to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

     (b) The following terms have the meanings indicated:

          (i) "Acquiring Corporation" shall mean (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer),
     (ii) the acquiring person in a plan of exchange in which Issuer is acquired, (iii) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person and (iv) the transferee of all or a substantial part of Issuer's assets or business operations (or the assets or business operations of any Issuer Subsidiary).

          (ii) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

          (iii) "Assigned Value" shall mean the market/offer price, as defined in Section 7.

          (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for six months immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

     (c) The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

     (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

     (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

     (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

     9. Repurchase of Substitute Option. (a) At the request of the holder of the Substitute Option (the "Substitute Option Holder"), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

     (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and/or certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this
Section 9. As promptly as practicable and in any event within five (5) business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

     10. Extension of Periods Under Certain Circumstances. The periods for exercise of certain rights under Sections 2, 6, 7, 9 and 14 shall be extended:
(i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; (ii) to the extent necessary to avoid liability under
Section 16(b) of the 1934 Act by reason of such exercise; and (iii) when there exists an injunction, order or judgment that prohibits or delays exercise of such right.

     11. Representations and Warranties. (a) Issuer hereby represents and warrants to Grantee as follows:

          (i) Issuer has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Issuer Board prior to the date hereof and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

          (ii) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant thereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

     (b) Grantee hereby represents and warrants to Issuer as follows: Grantee has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Grantee and the performance of its obligations hereunder by the Grantee have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of the Grantee are necessary to authorize this Agreement or for Grantee to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Grantee.

     (c) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed or except in a transaction registered or exempt from registration under the 1933 Act.

     12. Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder.

     13. Filings, Etc. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement.

     14. Surrender of Option. (a) Grantee may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10), relinquish the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price. The "Surrender Price" shall be equal to U.S. $100 million (i) plus, if applicable, Grantee's purchase price with respect to any Option Shares, (ii) minus, if applicable, the excess of (A) the net price, if any, received by Grantee or a Grantee Subsidiary pursuant to the sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) Grantee's purchase price of such Option Shares and (iii) minus, if applicable, the amount paid by Issuer to Grantee pursuant to Section 8.03(a) of the Merger Agreement.

     (b) Grantee may exercise its right to relinquish the Option and any Option Shares pursuant to this Section 14 by surrendering to Issuer, at its principal office, a copy of this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to relinquish the Option and Option Shares, if any, in accordance with the provisions of this Section 14 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

     15. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. In connection therewith, both parties waive the posting of any bond or similar requirement.

     16. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section l(a) hereof (as adjusted pursuant to Section l(b) or Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

     17. Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

     18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina.

     19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     20. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     21. Entire Agreement; Third-Party Rights. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees.

Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

     22. Capitalized Terms. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          ROYAL BANK OF CANADA

                                          By: /s/ PETER W. CURRIE
                                            ------------------------------------
                                              Name: Peter W. Currie
                                              Title: Vice-Chairman and Chief
                                                     Financial Officer

                                          By: /s/ JAMES T. RAGER
                                            ------------------------------------
                                              Name: James T. Rager
                                              Title: Vice-Chairman Personal &
                                                     Commercial Banking

                                          CENTURA BANKS, INC.

                                          By: /s/ CECIL W. SEWELL, JR.
                                            ------------------------------------
                                              Name: Cecil W. Sewell, Jr.
                                              Title: Chief Executive Officer

                                                                      APPENDIX C


The Board of Directors

Centura Banks, Inc.
134 North Church Street
Rocky Mount, NC

Members of the Board:


     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Centura Banks, Inc. ("Centura") of the exchange ratio in the proposed merger (the "Merger") of Centura into Royal Bank of Canada ("Royal"), pursuant to the Agreement and Plan of Merger, dated as of January 26, 2001, between Centura and Royal (the "Agreement"). Pursuant to the terms of the Agreement, each outstanding share of common stock, no par value per share, of Centura (the "Common Shares") will be converted into 1.684 shares of common stock of Royal.


     Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Centura and Royal, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Centura and Royal for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Centura. We have acted exclusively for the Board of Directors of Centura in rendering this fairness opinion and will receive a fee from Centura for our services.


     In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Centura and Royal and the Merger, including among other things, the following: (i) the Agreement;
(ii) the Registration Statement on Form F-4 (including the proxy statement/prospectus for the special meeting of stockholders of Centura to be held in connection with the Merger) dated February 23, 2001, as amended; (iii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2000 of Centura; (iv) the Annual Reports to Stockholders for the three years ended October 31, 2000 of Royal; (v) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Centura and certain other communications from Centura and Royal to their respective stockholders; and (vi) other financial information concerning the businesses and operations of Centura and Royal furnished to us by Centura and Royal for purposes of our analysis. We have also held discussions with senior management of Centura and Royal regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Centura and Royal with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.


     In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Centura and Royal as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Centura and Royal are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Centura or Royal, nor have we examined any individual credit files.

     We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Centura and Royal; (ii) the assets and liabilities of Centura and Royal; and
(iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the exchange ratio in the Merger is fair, from a financial point of view, to holders of the Common Shares.

                                          Very truly yours,

                                          Keefe, Bruyette & Woods, Inc.

                                                                      APPENDIX D

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     The accompanying unaudited pro forma condensed consolidated financial statements as at and for the year ended October 31, 2000 and as at and for the three months ended January 31, 2001 give effect to the merger accounted for by use of the purchase method of accounting and include assumptions and adjustments described in the accompanying notes. This presentation is made both on the basis of U.S. and Canadian GAAP.

                              ROYAL BANK OF CANADA
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS AT OCTOBER 31, 2000

                                   U.S. GAAP
                                  (UNAUDITED)
         (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)


                                                                                             TOTAL ROYAL
                                                                             PRO FORMA         BANK PRO
                                                                           ADJUSTMENTS --       FORMA
                                                        ROYAL BANK OF       PURCHASE OF      CONSOLIDATED
                                                         CANADA AS AT     LIBERTY AND DAIN     WITHOUT
                                                       OCTOBER 31, 2000     RAUSCHER(3)        CENTURA
                                                       ----------------   ----------------   ------------
ASSETS
  Cash resources.....................................      $ 19,606            $  (19)         $ 19,587
  Securities.........................................        60,263             2,279            62,542
  Assets purchased under reverse repurchase
     agreements......................................        18,303                56            18,359
  Loans, net of allowance for loan losses............       165,941             2,395           168,336
  Derivative-related amounts.........................        19,334                 8            19,342
  Goodwill...........................................           693             1,709             2,402
  Other assets.......................................         9,914             1,773            11,687
                                                           --------            ------          --------
                                                           $294,054            $8,201          $302,255
                                                           ========            ======          ========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits...........................................      $206,237            $  130          $206,367
  Acceptances........................................        11,628                --            11,628
  Obligations related to securities sold short.......        12,873                72            12,945
  Obligations related to assets sold under repurchase
     agreements......................................         9,005                87             9,092
  Derivative-related amounts.........................        18,574                --            18,574
  Other liabilities..................................        15,912             6,009            21,921
                                                           --------            ------          --------
                                                            274,229             6,298           280,527
                                                           --------            ------          --------
  Subordinated debentures............................         5,825               590             6,415
                                                           --------            ------          --------
  Non-controlling interest in subsidiaries...........           703               750             1,453
                                                           --------            ------          --------
SHAREHOLDERS' EQUITY
  Capital stock
     Preferred.......................................         2,001                --             2,001
     Common..........................................         3,074               566             3,640
  Retained earnings..................................         8,314                (3)            8,311
  Accumulated other comprehensive income.............           (92)               --               (92)
                                                           --------            ------          --------
                                                             13,297               563            13,860
                                                           --------            ------          --------
                                                           $294,054            $8,201          $302,255
                                                           ========            ======          ========

                              ROYAL BANK OF CANADA
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS AT OCTOBER 31, 2000

                                   U.S. GAAP
                                  (UNAUDITED)
    (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)(CONTINUED)


                                                                            PRO FORMA
                                                                          ADJUSTMENTS --        TOTAL
                                                     CENTURA BANKS,        PURCHASE OF        ROYAL BANK
                                                       INC. AS AT            CENTURA          PRO FORMA
                                                    DECEMBER 31, 2000   BANKS, INC. (5)(A)   CONSOLIDATED
                                                    -----------------   ------------------   ------------
ASSETS
  Cash resources..................................       $   568             $    --           $ 20,155
  Securities......................................         4,131                  --             66,673
  Assets purchased under reverse repurchase
     agreements...................................            12                  --             18,371
  Loans, net of allowance for loan losses.........        11,645                  --            179,981
  Derivative-related amounts......................            --                  --             19,342
  Goodwill........................................           179               2,039              4,620
  Other assets....................................         1,001                  --             12,688
                                                         -------             -------           --------
                                                         $17,536             $ 2,039           $321,830
                                                         =======             =======           ========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits........................................       $11,770             $    --           $218,137
  Acceptances.....................................            --                  --             11,628
  Obligations related to securities sold short....            --                  --             12,945
  Obligations related to assets sold under
     repurchase agreements........................            --                  --              9,092
  Derivative-related amounts......................            --                  --             18,574
  Other liabilities...............................         4,115                  --             26,036
                                                         -------             -------           --------
                                                          15,885                  --            296,412
                                                         -------             -------           --------
  Subordinated debentures.........................           191                  --              6,606
                                                         -------             -------           --------
  Non-controlling interest in subsidiaries........            --                  --              1,453
                                                         -------             -------           --------
SHAREHOLDERS' EQUITY
  Capital stock
     Preferred....................................            --                  --              2,001
     Common.......................................           409               3,090              7,139
  Retained earnings...............................         1,022              (1,022)             8,311
  Accumulated other comprehensive income..........            29                 (29)               (92)
                                                         -------             -------           --------
                                                           1,460               2,039             17,359
                                                         -------             -------           --------
                                                         $17,536             $ 2,039           $321,830
                                                         =======             =======           ========

                              ROYAL BANK OF CANADA

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED OCTOBER 31, 2000

                                   U.S. GAAP
                                  (UNAUDITED)
         (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)


                                                                               PRO FORMA         TOTAL
                                                                             ADJUSTMENTS --    ROYAL BANK
                                                           ROYAL BANK OF      PURCHASE OF      PRO FORMA
                                                               CANADA         LIBERTY AND     CONSOLIDATED
                                                             YEAR ENDED           DAIN          WITHOUT
                                                          OCTOBER 31, 2000    RAUSCHER(3)       CENTURA
                                                          ----------------   --------------   ------------
INTEREST INCOME.........................................      $ 16,109           $  414         $16,523
INTEREST EXPENSE........................................        10,830              210          11,040
                                                              --------           ------         -------
NET INTEREST INCOME.....................................         5,279              204           5,483
PROVISION FOR CREDIT LOSSES.............................           691               --             691
                                                              --------           ------         -------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT..........         4,588              204           4,792
                                                              --------           ------         -------
NON-INTEREST REVENUE
  Capital market fees...................................         1,810              876           2,686
  Trading revenues......................................         1,540              340           1,880
  Deposit and payment service charges...................           756               --             756
  Investment management and custodial fees..............           684              135             819
  Other.................................................         1,890              191           2,081
                                                              --------           ------         -------
                                                                 6,680            1,542           8,222
                                                              --------           ------         -------
NON-INTEREST EXPENSE
  Human resources.......................................         4,695            1,093           5,788
  Other.................................................         2,933              507           3,440
                                                              --------           ------         -------
                                                                 7,628            1,600           9,228
                                                              --------           ------         -------
NET INCOME BEFORE INCOME TAXES..........................         3,640              146           3,786
  Income taxes..........................................         1,412               57           1,469
                                                              --------           ------         -------
NET INCOME BEFORE NON-CONTROLLING INTEREST..............         2,228               89           2,317
  Non-controlling interest in net income of
     subsidiaries.......................................            20               54              74
                                                              --------           ------         -------
NET INCOME..............................................      $  2,208           $   35         $ 2,243
                                                              ========           ======         =======
  Preferred share dividends.............................           134               --             134
                                                              --------           ------         -------
  Net income available to common shareholders...........      $  2,074           $   35         $ 2,109
                                                              ========           ======         =======
  Average number of common shares (in thousands)........       606,389
  EARNINGS PER SHARE (in dollars).......................      $   3.42
  Average number of diluted common shares (in
     thousands).........................................       609,865
  DILUTED EARNINGS PER SHARE (in dollars)...............      $   3.40

                              ROYAL BANK OF CANADA
              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED OCTOBER 31, 2000

                                   U.S. GAAP
                                  (UNAUDITED)
    (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)(CONTINUED)


                                                                              PRO FORMA
                                                                            ADJUSTMENT --       TOTAL
                                                      CENTURA BANKS, INC.    PURCHASE OF      ROYAL BANK
                                                          YEAR ENDED        CENTURA BANKS,    PRO FORMA
                                                       DECEMBER 31, 2000     INC. (5)(B)     CONSOLIDATED
                                                      -------------------   --------------   ------------
INTEREST INCOME.....................................        $1,320              $  --          $ 17,843
INTEREST EXPENSE....................................           700                 --            11,740
                                                            ------              -----          --------
NET INTEREST INCOME.................................           620                                6,103
PROVISION FOR CREDIT LOSSES.........................            47                 --               738
                                                            ------              -----          --------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT
  LOSSES............................................           573                 --             5,365
                                                            ------              -----          --------
NON-INTEREST REVENUE
  Capital market fees...............................            --                 --             2,686
  Trading revenues..................................            --                 --             1,880
  Deposit and payment service charges...............            93                 --               849
  Investment management and custodial fees..........            15                 --               834
  Other.............................................           107                 --             2,188
                                                            ------              -----          --------
                                                               215                 --             8,437
                                                            ------              -----          --------
NON-INTEREST EXPENSE
  Human resources...................................           275                 --             6,063
  Other.............................................           285                107             3,832
                                                            ------              -----          --------
                                                               560                107             9,895
                                                            ------              -----          --------
NET INCOME BEFORE INCOME TAXES......................           228               (107)            3,907
  Income taxes......................................            83                 --             1,552
                                                            ------              -----          --------
NET INCOME BEFORE NON-CONTROLLING INTEREST..........           145               (107)            2,355
  Non-controlling interest in net income of
     subsidiaries...................................            --                 --                74
                                                            ------              -----          --------
NET INCOME..........................................        $  145              $(107)         $  2,281
                                                            ======              =====          ========
  Preferred share dividends.........................            --                 --               134
                                                            ------              -----          --------
  Net income available to common shareholders.......        $  145              $(107)         $  2,147
                                                            ======              =====          ========
  Average number of common shares (in thousands)....                                            685,195
EARNINGS PER SHARE (in dollars).....................                                           $   3.13
  Average number of diluted common shares (in
     thousands).....................................                                            689,040
DILUTED EARNINGS PER SHARE (in dollars).............                                           $   3.12

                              ROYAL BANK OF CANADA
          NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
            AND PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                 AS AT AND FOR THE YEAR ENDED OCTOBER 31, 2000
                                   U.S. GAAP
                                  (UNAUDITED)
               (IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)

1. BASIS OF PRESENTATION

     The unaudited pro forma condensed consolidated balance sheet as at October 31, 2000, and the unaudited pro forma condensed consolidated statement of income for the year then ended (unaudited pro forma consolidated financial statements), have been prepared using the following information:

     a) Audited US GAAP consolidated financial statements of Royal Bank of Canada (RBC or the bank) for the fiscal year ended October 31, 2000, which are incorporated by reference in this document;

     b) Unaudited US GAAP consolidated financial statements of certain subsidiaries of The Liberty Corporation, including Liberty Life Insurance Company and Liberty Insurance Services Corporation (collectively, Liberty), for the fiscal year ended December 31, 2000;

     c) Unaudited US GAAP consolidated financial statements of Dain Rauscher Corporation (Dain Rauscher) for the fiscal year ended December 31, 2000, including purchase adjustments as at January 10, 2001, the closing date, to the December 31, 2000 balance sheet;

     d) Audited US GAAP consolidated financial statements of Centura Banks, Inc. (Centura) for the fiscal year ended December 31, 2000, which are incorporated by reference in this document; and

     e) Other such supplementary information as was considered necessary to reflect the proposed transaction.

     Certain of the financial statement items of Liberty, Dain Rauscher and Centura have been reclassified to conform to the presentation format used by RBC.

     The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements, including notes thereto, of RBC and Centura.

     The unaudited pro forma consolidated financial statements are not intended to reflect the financial position or the results of operations that would have actually resulted had the transaction been effected on November 1, 1999 or the results which may be obtained in the future.

2. PRO FORMA ASSUMPTIONS -- PURCHASE OF LIBERTY AND DAIN RAUSCHER

     For the purposes of these unaudited pro forma consolidated financial statements, the financial position and the results of operations of RBC, Liberty and Dain Rauscher have been combined to give effect to RBC's acquisition of 100% of the common shares of Liberty and Dain Rauscher, and the related issue of RBC common shares, RBC Trust Capital Securities, subordinated debentures and wholesale funding as if the transactions described below had occurred using the following assumptions on October 31, 2000 for the unaudited pro forma consolidated balance sheet presented and on November 1, 1999 for the unaudited pro forma consolidated statement of income presented:

     a) The acquisitions of Liberty and Dain Rauscher have been accounted for using the purchase method.

     b) The purchase of Liberty on November 1, 2000 for US$580 million in cash. The purchase price was first allocated to the fair value of the assets and liabilities of Liberty, with the balance of

                              ROYAL BANK OF CANADA
          NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
            AND PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                 AS AT AND FOR THE YEAR ENDED OCTOBER 31, 2000
                                   U.S. GAAP
                                  (UNAUDITED)
          (IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)(CONTINUED)

2. PRO FORMA ASSUMPTIONS -- PURCHASE OF LIBERTY AND DAIN RAUSCHER (CONTINUED)


US$89 million recorded as goodwill. Goodwill will be amortized on a straight-line basis over 15 years.



     c) The purchase of Dain Rauscher on January 10, 2001 for US$1,227 million in cash. The purchase price was first allocated to the fair value of the assets and liabilities of Dain Rauscher, with the balance of US$1,030 million recorded as goodwill. Goodwill will be amortized on a straight-line basis over 20 years.


     d) In December 2000, the bank issued 12,305,000 RBC common shares for gross proceeds of $576 million, which were used in part to finance the acquisitions of Liberty and Dain Rauscher. Issuance costs net of related income taxes were $10 million.

     e) In December 2000, the bank issued $750 million of RBC Trust Capital Securities, a form of innovative Tier 1 capital, which was used in part to finance the acquisitions of Liberty and Dain Rauscher. Issuance costs net of related income taxes were $3 million and annual distributions payable are $32 million net of related income taxes.

     f) In January 2001, the bank issued $500 million of subordinated debentures, which were used in part to finance the acquisitions of Liberty and Dain Rauscher. Annual interest expense net of related income taxes is $18 million. Issuance costs were not significant.

     g) Wholesale funding of $800 million was used to finance the balance of the acquisitions of Liberty and Dain Rauscher at an assumed rate of 5.625% per annum, resulting in an interest expense net of related income taxes of $26 million.

     h) The following exchange rates were used to convert the US dollar financial statements of Liberty and Dain Rauscher to Canadian dollars:


          i.  Balance sheet -- The spot rate at October 31, 2000 was 1.5273.



          ii. Statement of income -- The average rate for the year ended October 31, 2000 was 1.4771.


3. PRO FORMA ADJUSTMENTS -- PURCHASE OF LIBERTY AND DAIN RAUSCHER

     The pro forma adjustments contained in these unaudited pro forma consolidated financial statements are based on estimates and assumptions made by management of RBC based on available information. The following adjustments have been made to reflect the transactions:

     a) To reflect RBC's acquisitions of 100% of the common shares of Liberty and Dain Rauscher, the issuance of RBC common shares, RBC Trust Capital Securities, subordinated debentures, and wholesale funding as described in notes 2(a) to 2(h) above.

     b) To record the amortization of goodwill on the purchases of Liberty and Dain Rauscher on a straight-line basis over 15 years and 20 years respectively.

4. PRO FORMA ASSUMPTIONS -- PURCHASE OF CENTURA

     For the purposes of these unaudited pro forma consolidated financial statements, (1) the pro forma financial position and the pro forma results of operations that have combined the financial position and the

                              ROYAL BANK OF CANADA
          NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
            AND PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                 AS AT AND FOR THE YEAR ENDED OCTOBER 31, 2000
                                   U.S. GAAP
                                  (UNAUDITED)
          (IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)(CONTINUED)

4. PRO FORMA ASSUMPTIONS -- PURCHASE OF CENTURA (CONTINUED)


results of operations of RBC, Liberty and Dain Rauscher to give effect to RBC's acquisition of 100% of the common shares of Liberty and Dain Rauscher, and the related issue of RBC common shares, RBC Trust Capital Securities, subordinated debentures and wholesale funding as described in notes 2 and 3 above have been combined with (2) the financial position and results of operations of Centura to give effect to RBC's acquisition of 100% of the common shares of Centura, as if the transactions described below had occurred using the following assumptions on October 31, 2000 for the unaudited pro forma consolidated balance sheet presented and on November 1, 1999 for the unaudited pro forma consolidated statement of income presented:


     a) The acquisition of Centura has been accounted for using the purchase method.


     b) The purchase price of Centura of approximately US$2,300 million, based on RBC's closing share price on the Toronto Stock Exchange and the number of shares of Centura common stock issued and outstanding on January 25, 2001, is first allocated to the estimated fair value of the assets and liabilities of Centura, with the balance of US$1,438 million recorded as goodwill. The fair value of Centura's assets and liabilities is estimated to be equal to the assets and liabilities as reported on Centura's consolidated balance sheet as at December 31, 2000. Goodwill will be amortized on a straight-line basis over 20 years. The acquisition of Centura will be financed through the conversion of each Centura common share into 1.684 RBC common shares. Issue expenses are not expected to be significant.


     c) The following exchange rates were used to convert the U.S. dollar financial statements of Centura to Canadian dollars:


          i.  Balance sheet -- The spot rate at October 31, 2000 was 1.5273.



          ii. Statement of income -- The average rate for the year ended October 31, 2000 was 1.4771.


5. PRO FORMA ADJUSTMENTS -- PURCHASE OF CENTURA

     The pro forma adjustments contained in these unaudited pro forma consolidated financial statements are based on estimates and assumptions made by management of RBC based on available information. The adjustments for the actual acquisition of Centura may differ as a result of changes arising from the evaluation of the fair value of Centura's net assets by RBC. The following adjustments have been made to reflect the proposed transaction:

     a) To reflect RBC's acquisition of 100% of the common shares of Centura, as described in note 4(b) above.

     b) To record the amortization of goodwill on the purchase of Centura on a straight-line basis over 20 years.

6. EARNINGS PER SHARE

     The average number of RBC common shares reflects the issuance of 12,305,000 RBC common shares as set out in note 2(d) above and the issuance of 66,501,366 RBC common shares as set out in note 4(b) above, as if these share issuances had occurred on November 1, 1999.

                              ROYAL BANK OF CANADA
          NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
            AND PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                 AS AT AND FOR THE YEAR ENDED OCTOBER 31, 2000
                                   U.S. GAAP
                                  (UNAUDITED)
          (IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)(CONTINUED)

7. EVENTS SUBSEQUENT TO JANUARY 31, 2001 UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     In February 2001, the bank issued $125 million of subordinated debentures through its Canadian Medium Term Note Program. Interest is payable semi-annually at an annualized rate of 5.50% until February 13, 2006, and thereafter at a rate of 1.00% above the 90-day Bankers' Acceptance rate. This transaction has not been reflected in these unaudited pro forma consolidated financial statements.

                              ROYAL BANK OF CANADA

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                             AS AT OCTOBER 31, 2000

                                 CANADIAN GAAP
                                  (UNAUDITED)
         (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)


                                                                              PRO FORMA         TOTAL
                                                                            ADJUSTMENTS --    ROYAL BANK
                                                           ROYAL BANK        PURCHASE OF      PRO FORMA
                                                            OF CANADA        LIBERTY AND     CONSOLIDATED
                                                        AS AT OCTOBER 31,        DAIN          WITHOUT
                                                              2000           RAUSCHER(3)       CENTURA
                                                        -----------------   --------------   ------------
ASSETS
  Cash resources......................................      $ 19,606            $  (19)        $ 19,587
  Securities..........................................        57,010             2,279           59,289
  Loans, net of allowance for loan losses.............       172,647             2,451          175,098
  Derivative-related amounts..........................        19,155                 8           19,163
  Customers' liabilities under acceptances............        11,628                --           11,628
  Goodwill............................................           648             1,769            2,417
  Other assets........................................         9,046             1,773           10,819
                                                            --------            ------         --------
                                                            $289,740            $8,261         $298,001
                                                            ========            ======         ========
LIABILITIES & SHAREHOLDERS' EQUITY
  Deposits............................................      $202,896            $  130         $203,026
  Acceptances.........................................        11,628                --           11,628
  Obligations related to securities sold short........        13,419                72           13,491
  Obligations related to assets sold under repurchase
     agreements.......................................         9,005                87            9,092
  Derivative-related amounts..........................        18,574                --           18,574
  Other liabilities...................................        14,149             6,069           20,218
                                                            --------            ------         --------
                                                             269,671             6,358          276,029
                                                            --------            ------         --------
  Subordinated debentures.............................         5,825               590            6,415
                                                            --------            ------         --------
  Non-controlling interest in subsidiaries............           703               750            1,453
                                                            --------            ------         --------
SHAREHOLDERS' EQUITY
  Capital Stock.......................................
     Preferred........................................         2,037                --            2,037
     Common...........................................         3,076               576            3,652
  Retained earnings...................................         8,428               (13)           8,415
                                                            --------            ------         --------
  Total shareholders' equity..........................        13,541               563           14,104
                                                            --------            ------         --------
                                                            $289,740            $8,261         $298,001
                                                            ========            ======         ========

                              ROYAL BANK OF CANADA
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS AT OCTOBER 31, 2000

                                 CANADIAN GAAP
                                  (UNAUDITED)
    (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)(CONTINUED)


                                                                              PRO FORMA
                                                                             ADJUSTMENTS        TOTAL
                                                      CENTURA BANKS, INC.    PURCHASE OF      ROYAL BANK
                                                      AS AT DECEMBER 31,    CENTURA BANKS,    PRO FORMA
                                                             2000             INC.(5)(A)     CONSOLIDATED
                                                      -------------------   --------------   ------------
ASSETS
  Cash resources....................................        $   568            $    --         $ 20,155
  Securities........................................          4,090                 --           63,379
  Loans, net of allowance for loan losses...........         11,657                 --          186,755
  Derivatives-related amounts.......................             --                 --           19,163
  Customers' liabilities under acceptances..........             --                              11,628
  Goodwill..........................................            179              2,068            4,664
  Other assets......................................          1,013                 --           11,832
                                                            -------            -------         --------
                                                            $17,507            $ 2,068         $317,576
                                                            =======            =======         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits..........................................        $11,770            $    --         $214,796
  Acceptances.......................................             --                 --           11,628
  Obligations related to securities sold short......             --                 --           13,491
  Obligations related to assets sold under
     repurchase agreements..........................             --                 --            9,092
  Derivative-related amounts........................             --                 --           18,574
  Other liabilities.................................          4,115                 --           24,333
                                                            -------            -------         --------
                                                             15,885                 --          291,914
                                                            -------            -------         --------
  Subordinated debentures...........................            191                 --            6,606
                                                            -------            -------         --------
  Non-controlling interest in subsidiaries..........             --                 --            1,453
                                                            -------            -------         --------
SHAREHOLDERS' EQUITY
  Capital Stock.....................................
     Preferred......................................             --                 --            2,037
     Common.........................................            409              3,090            7,151
  Retained earnings.................................          1,022             (1,022)           8,415
                                                            -------            -------         --------
  Total shareholders' equity........................          1,431              2,068           17,603
                                                            -------            -------         --------
                                                            $17,507            $ 2,068         $317,516
                                                            =======            =======         ========

                              ROYAL BANK OF CANADA
              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED OCTOBER 31, 2000

                                 CANADIAN GAAP
                                  (UNAUDITED)
         (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)


                                                                            PRO FORMA         TOTAL
                                                          ROYAL BANK OF   ADJUSTMENTS --    ROYAL BANK
                                                             CANADA        PURCHASE OF      PRO FORMA
                                                           YEAR ENDED      LIBERTY AND     CONSOLIDATED
                                                           OCTOBER 31,         DAIN          WITHOUT
                                                              2000         RAUSCHER(3)       CENTURA
                                                          -------------   --------------   ------------
INTEREST INCOME.........................................    $ 16,109          $  414         $16,523
INTEREST EXPENSE........................................      10,830             210          11,040
                                                            --------          ------         -------
NET INTEREST INCOME.....................................       5,279             204           5,483
PROVISION FOR CREDIT LOSSES.............................         691              --             691
                                                            --------          ------         -------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES...       4,588             204           4,792
                                                            --------          ------         -------
OTHER INCOME
  Capital market fees...................................       1,810             876           2,686
  Trading revenues......................................       1,540             340           1,880
  Deposit and payment service charges...................         756              --             756
  Investment management and custodial fees..............         684             135             819
  Other.................................................       1,942             191           2,133
                                                            --------          ------         -------
                                                               6,732           1,542           8,274
                                                            --------          ------         -------
NON-INTEREST EXPENSE
  Human resources.......................................       4,651           1,093           5,744
  Other.................................................       2,930             510           3,440
                                                            --------          ------         -------
                                                               7,581           1,603           9,184
                                                            --------          ------         -------
NET INCOME BEFORE INCOME TAXES..........................       3,739             143           3,882
  Income taxes..........................................       1,445              57           1,502
                                                            --------          ------         -------
NET INCOME BEFORE NON-CONTROLLING INTEREST..............       2,294              86           2,380
  Non-controlling interest in net income of
     subsidiaries.......................................          20              54              74
                                                            --------          ------         -------
NET INCOME..............................................    $  2,274          $   32         $ 2,306
                                                            ========          ======         =======
  Preferred share dividends.............................         134              --             134
                                                            --------          ------         -------
  Net income available to common shareholders...........    $  2,140          $   32         $ 2,172
                                                            ========          ======         =======
  Average number of common shares (in thousands)........     606,389
  EARNINGS PER SHARE (in dollars).......................    $   3.53
  Average number of diluted common shares (in
     thousands).........................................     609,865
  DILUTED EARNINGS PER SHARE (in dollars)...............    $   3.51

                              ROYAL BANK OF CANADA
              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED OCTOBER 31, 2000

                                 CANADIAN GAAP
                                  (UNAUDITED)
    (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)(CONTINUED)


                                                                              PRO FORMA
                                                                             ADJUSTMENTS-       TOTAL
                                                      CENTURA BANKS, INC.    PURCHASE OF      ROYAL BANK
                                                          YEAR ENDED        CENTURA BANKS,    PRO FORMA
                                                       DECEMBER 31, 2000      INC.(5)(B)     CONSOLIDATED
                                                      -------------------   --------------   ------------
INTEREST INCOME.....................................        $1,320              $  --          $ 17,843
INTEREST EXPENSE....................................           700                 --            11,740
                                                            ------              -----          --------
NET INTEREST INCOME.................................           620                 --             6,103
PROVISION FOR CREDIT LOSSES.........................            47                 --               738
                                                            ------              -----          --------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT
  LOSSES............................................           573                 --             5,365
                                                            ------              -----          --------
OTHER INCOME
  Capital market fees...............................            --                 --             2,686
  Trading revenues..................................            --                 --             1,880
  Deposit and payment service charges...............            93                 --               849
  Investment management and custodial fees..........            15                 --               834
  Other.............................................           107                 --             2,240
                                                            ------              -----          --------
                                                               215                 --             8,489
                                                            ------              -----          --------
NON-INTEREST EXPENSE
  Human resources...................................           275                 --             6,019
  Other.............................................           285                109             3,834
                                                            ------              -----          --------
                                                               560                109             9,853
                                                            ------              -----          --------
NET INCOME BEFORE INCOME TAXES......................           228               (109)            4,001
  Income taxes......................................            83                 --             1,585
                                                            ------              -----          --------
NET INCOME BEFORE NON-CONTROLLING INTEREST..........           145               (109)            2,416
  Non-controlling interest in net income of
     subsidiaries...................................            --                 --                74
                                                            ------              -----          --------
NET INCOME..........................................        $  145              $(109)         $  2,342
                                                            ======              =====          ========
  Preferred share dividends.........................            --                 --               134
                                                            ------              -----          --------
  Net income available to common shareholders.......        $  145              $(109)         $  2,208
                                                            ======              =====          ========
  Average number of common shares (in thousands)....                                            685,195
EARNINGS PER SHARE (in dollars).....................                                           $   3.22
  Average number of diluted common shares (in
     thousands).....................................                                            689,040
DILUTED EARNINGS PER SHARE (in dollars).............                                           $   3.20

                              ROYAL BANK OF CANADA
          NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
            AND PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                 AS AT AND FOR THE YEAR ENDED OCTOBER 31, 2000
                                 CANADIAN GAAP
                                  (UNAUDITED)
               (IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)

1. BASIS OF PRESENTATION

     The unaudited pro forma condensed consolidated balance sheet as at October 31, 2000, and the unaudited pro forma condensed consolidated statement of income for the year then ended (unaudited pro forma consolidated financial statements), have been prepared using the following information:

     a) Audited Canadian GAAP consolidated financial statements of Royal Bank of Canada (RBC or the bank) for the fiscal year ended October 31, 2000, which are incorporated by reference in this document;

     b) Unaudited Canadian GAAP consolidated financial statements of certain subsidiaries of The Liberty Corporation, including Liberty Life Insurance Company and Liberty Insurance Services Corporation (collectively, Liberty), for the fiscal year ended December 31, 2000;

     c) Unaudited Canadian GAAP consolidated financial statements of Dain Rauscher Corporation (Dain Rauscher) for the fiscal year ended December 31, 2000, including purchase adjustments as at January 10, 2001, the closing date, to the December 31, 2000 balance sheet;

     d) Unaudited Canadian GAAP consolidated financial statements of Centura Banks, Inc. (Centura) for the fiscal year ended December 31, 2000; and

     e) Other such supplementary information as was considered necessary to reflect the proposed transaction.

     Certain of the financial statement items of Liberty, Dain Rauscher and Centura have been reclassified to conform to the presentation format used by RBC.

     The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements, including notes thereto, of RBC.

     The unaudited pro forma consolidated financial statements are not intended to reflect the financial position or the results of operations that would have actually resulted had the transaction been effected on November 1, 1999 or the results which may be obtained in the future.

2. PRO FORMA ASSUMPTIONS -- PURCHASE OF LIBERTY AND DAIN RAUSCHER

     For the purposes of these unaudited pro forma consolidated financial statements, the financial position and the results of operations of RBC, Liberty and Dain Rauscher have been combined to give effect to RBC's acquisition of 100% of the common shares of Liberty and Dain Rauscher, and the related issue of RBC common shares, RBC Trust Capital Securities, subordinated debentures and wholesale funding as if the transactions described below had occurred using the following assumptions on October 31, 2000 for the unaudited pro forma consolidated balance sheet presented and on November 1, 1999 for the unaudited pro forma consolidated statement of income presented:

     a) The acquisitions of Liberty and Dain Rauscher have been accounted for using the purchase method.


     b) The purchase of Liberty on November 1, 2000 for US$580 million in cash. The purchase price was first allocated to the fair value of the assets and liabilities of Liberty, with the balance of US$128 million recorded as goodwill. Goodwill will be amortized on a straight-line basis over 15 years.

                              ROYAL BANK OF CANADA
          NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
            AND PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                 AS AT AND FOR THE YEAR ENDED OCTOBER 31, 2000
                                 CANADIAN GAAP
                                  (UNAUDITED)
         (IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED) (CONTINUED)

2. PRO FORMA ASSUMPTIONS -- PURCHASE OF LIBERTY AND DAIN RAUSCHER (CONTINUED)


     c) The purchase of Dain Rauscher on January 10, 2001 for US$1,227 million in cash. The purchase price was first allocated to the fair value of the assets and liabilities of Dain Rauscher, with the balance of US$1,030 million recorded as goodwill. Goodwill will be amortized on a straight-line basis over 20 years.


     d) In December 2000, the bank issued 12,305,000 RBC common shares for gross proceeds of $576 million, which were used in part to finance the acquisitions of Liberty and Dain Rauscher. Issuance costs net of related income taxes were $10 million.

     e) In December 2000, the bank issued $750 million of RBC Trust Capital Securities, a form of innovative Tier 1 capital, which was used in part to finance the acquisitions of Liberty and Dain Rauscher. Issuance costs net of related income taxes were $3 million and annual distributions payable are $32 million net of related income taxes.

     f) In January 2001, the bank issued $500 million of subordinated debentures, which were used in part to finance the acquisitions of Liberty and Dain Rauscher. Annual interest expense net of related income taxes is $18 million. Issuance costs were not significant.

     g) Wholesale funding of $800 million was used to finance the balance of the acquisitions of Liberty and Dain Rauscher at an assumed rate of 5.625% per annum, resulting in an interest expense net of related income taxes of $26 million.

     h) The following exchange rates were used to convert the US dollar financial statements of Liberty and Dain Rauscher to Canadian dollars:


          i.  Balance sheet -- The spot rate at October 31, 2000 was 1.5273.



          ii. Statement of income -- The average rate for the year ended October 31, 2000 was 1.4771.


3. PRO FORMA ADJUSTMENTS -- PURCHASE OF LIBERTY AND DAIN RAUSCHER

     The pro forma adjustments contained in these unaudited pro forma consolidated financial statements are based on estimates and assumptions made by management of RBC based on available information. The following adjustments have been made to reflect the transactions:

     a) To reflect RBC's acquisitions of 100% of the common shares of Liberty and Dain Rauscher, the issuance of RBC common shares, RBC Trust Capital Securities, subordinated debentures, and wholesale funding as described in notes 2(a) to 2(h) above.

     b) To record the amortization of goodwill on the purchases of Liberty and Dain Rauscher on a straight-line basis over 15 years and 20 years respectively.

4. PRO FORMA ASSUMPTIONS -- PURCHASE OF CENTURA

     For the purposes of these unaudited pro forma consolidated financial statements, (1) the pro forma financial position and the pro forma results of operations that have combined the financial position and the results of operations of RBC, Liberty and Dain Rauscher to give effect to RBC's acquisition of 100% of the common shares of Liberty and Dain Rauscher, and the related issue of RBC common shares, RBC Trust Capital Securities, subordinated debentures and wholesale funding as described in notes 2 and 3 above have been combined with
(2) the financial position and results of operations of Centura to give

                              ROYAL BANK OF CANADA
          NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
            AND PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                 AS AT AND FOR THE YEAR ENDED OCTOBER 31, 2000
                                 CANADIAN GAAP
                                  (UNAUDITED)
         (IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED) (CONTINUED)

4. PRO FORMA ASSUMPTIONS -- PURCHASE OF CENTURA (CONTINUED)

effect to RBC's acquisition of 100% of the common shares of Centura, as if the transactions described below had occurred using the following assumptions on October 31, 2000 for the unaudited pro forma consolidated balance sheet presented and on November 1, 1999 for the unaudited pro forma consolidated statement of income presented:

     a) The acquisition of Centura has been accounted for using the purchase method.


     b) The purchase price of Centura of approximately US$2,300 million, based on RBC's closing share price on the Toronto Stock Exchange and the number of shares of Centura common stock issued and outstanding on January 25, 2001, is first allocated to the estimated fair value of the assets and liabilities of Centura, with the balance of US$1,457 million recorded as goodwill. The fair value of Centura's assets and liabilities is estimated to be equal to the assets and liabilities as reported on Centura's consolidated balance sheet as at December 31, 2000. Goodwill will be amortized on a straight-line basis over 20 years. The acquisition of Centura will be financed through the conversion of each Centura common share into 1.684 RBC common shares. Issue expenses are not expected to be significant.


     c) The following exchange rates were used to convert the U.S. dollar financial statements of Centura to Canadian dollars:


          i.  Balance sheet -- The spot rate at October 31, 2000 was 1.5273.



          ii. Statement of income -- The average rate for the year ended October 31, 2000 was - 1.4771.


5. PRO FORMA ADJUSTMENTS -- PURCHASE OF CENTURA

     The pro forma adjustments contained in these unaudited pro forma consolidated financial statements are based on estimates and assumptions made by management of RBC based on available information. The adjustments for the actual acquisition of Centura may differ as a result of changes arising from the evaluation of the fair value of Centura's net assets by RBC. The following adjustments have been made to reflect the proposed transaction:

     a) To reflect RBC's acquisition of 100% of the common shares of Centura, as described in note 4(b) above.

     b) To record the amortization of goodwill on the purchase of Centura on a straight-line basis over 20 years.

6. EARNINGS PER SHARE

     The average number of RBC common shares reflects the issuance of 12,305,000 RBC common shares as set out in note 2(d) above and the issuance of 66,501,366 RBC common shares as set out in note 4(b) above, as if these share issuances had occurred on November 1, 1999.

7. EVENTS SUBSEQUENT TO JANUARY 31, 2001 UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     In February 2001, the bank issued $125 million of subordinated debentures through its Canadian Medium Term Note Program. Interest is payable semi-annually at an annualized rate of 5.50% until February 13, 2006, and thereafter at a rate of 1.00% above the 90-day Bankers' Acceptance rate. This transaction has not been reflected in these unaudited pro forma consolidated financial statements.

                              ROYAL BANK OF CANADA
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS AT JANUARY 31, 2001

                                   U.S. GAAP
                                  (UNAUDITED)
         (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)


                                  ROYAL BANK OF       CENTURA BANKS,                                 TOTAL ROYAL
                                     CANADA                INC.           PRO FORMA       OTHER        BANK PRO
                                AS AT JANUARY 31,   AS AT DECEMBER 31,   ADJUSTMENTS   ADJUSTMENTS      FORMA
                                      2001                 2000            (3)(A)          (4)       CONSOLIDATED
                                -----------------   ------------------   -----------   -----------   ------------
ASSETS
  Cash resources..............      $ 17,333             $   568           $    --         $--         $ 17,901
  Securities..................        66,301               4,131                --          --           70,432
  Assets purchased under
     reverse repurchase
     agreements...............        21,713                  12                --          --           21,725
  Loans, net of allowance for
     loan losses..............       167,028              11,645                --          --          178,673
  Derivative-related
     amounts..................        20,098                  --                --          --           20,098
  Goodwill....................         2,280                 179             2,039          84            4,582
  Other assets................        12,058               1,001                --          --           13,059
                                    --------             -------           -------         ---         --------
                                    $306,811             $17,536           $ 2,039          84         $326,470
                                    ========             =======           =======         ===         ========
LIABILITIES & SHAREHOLDERS'
  EQUITY
  Deposits....................      $206,306             $11,770           $    --          --         $218,076
  Acceptances.................         9,695                  --                --          --            9,695
  Obligations related to
     securities sold short....        14,075                  --                --          --           14,075
  Obligations related to
     assets sold under
     repurchase agreements....        14,717                  --                --          --           14,717
  Derivative-related
     amounts..................        19,794                  --                --          --           19,794
  Other liabilities...........        19,852               4,115                --          84           24,051
                                    --------             -------           -------         ---         --------
                                     284,439              15,885                --          84          300,408
                                    --------             -------           -------         ---         --------
  Subordinated debentures.....         6,447                 191                --          --            6,638
                                    --------             -------           -------         ---         --------
  Non-controlling interest....         1,453                  --                --          --            1,453
                                    --------             -------           -------         ---         --------
SHAREHOLDERS' EQUITY
  Capital Stock
     Preferred................         1,988                  --                --          --            1,988
     Common...................         3,704                 409             3,090          --            7,203
  Retained earnings...........         8,769               1,022            (1,022)         --            8,769
  Accumulated other
     comprehensive income.....            11                  29               (29)         --               11
                                    --------             -------           -------         ---         --------
                                      14,472               1,460             2,039          --           17,971
                                    --------             -------           -------         ---         --------
                                    $306,811             $17,536           $ 2,039         $84         $326,470
                                    ========             =======           =======         ===         ========

                              ROYAL BANK OF CANADA

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                  FOR THE THREE MONTHS ENDED JANUARY 31, 2001

                                   U.S. GAAP
                                  (UNAUDITED)
         (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)


                                                                                                        TOTAL
                                  ROYAL BANK OF                           PRO FORMA       OTHER       ROYAL BANK
                                      CANADA        CENTURA BANKS, INC.   ADJUSTMENT   ADJUSTMENTS    PRO FORMA
                                 JANUARY 31, 2001    DECEMBER 31, 2000      (3)(B)         (4)       CONSOLIDATED
                                 ----------------   -------------------   ----------   -----------   ------------
INTEREST INCOME................      $  4,462              $345              $ --          --          $  4,807
INTEREST EXPENSE...............         2,995               186                --          --             3,181
                                     --------              ----              ----          --          --------
NET INTEREST INCOME............         1,467               159                            --             1,626
PROVISION FOR CREDIT LOSSES....           248                10                --          --               258
                                     --------              ----              ----          --          --------
NET INTEREST INCOME AFTER
  PROVISION FOR CREDIT
  LOSSES.......................         1,219               149                --          --             1,368
                                     --------              ----              ----          --          --------
NON-INTEREST REVENUE
  Capital market fees..........           419                --                --          --               419
  Trading revenues.............           566                --                --          --               566
  Deposit and payment service
     charges...................           204                28                --          --               232
  Investment management and
     custodial fees............           198                 3                --          --               201
  Other........................           600                32                --          --               632
                                     --------              ----              ----          --          --------
                                        1,987                63                --          --             2,050
                                     --------              ----              ----          --          --------
NON-INTEREST EXPENSE:
  Human resources..............         1,330                69                --          --             1,399
  Other........................           814                65                27           1               907
                                     --------              ----              ----          --          --------
                                        2,144               134                27           1             2,306
                                     --------              ----              ----          --          --------
NET INCOME BEFORE INCOME
  TAXES........................         1,062                78               (27)         (1)            1,112
  Income taxes.................           345                25                --          --               370
                                     --------              ----              ----          --          --------
NET INCOME BEFORE
  NON-CONTROLLING INTEREST.....           717                53               (27)         (1)              742
  Non-controlling interest in
     net income of
     subsidiaries..............            22                --                --          --                22
                                     --------              ----              ----          --          --------
NET INCOME.....................      $    695              $ 53              $(27)         (1)         $    720
                                     ========              ====              ====          ==          ========
  Preferred share dividends....            34                --                --          --                34
                                     --------              ----              ----          --          --------
  Net income available to
     common shareholders.......      $    661              $ 53              $(27)         (1)         $    686
                                     ========              ====              ====          ==          ========
  Average number of common
     shares (in thousands).....       608,824                                                           675,325
EARNINGS PER SHARE (in
  dollars).....................      $   1.09                                                          $   1.02
  Average number of diluted
     common shares (in
     thousands)................       614,686                                                           681,187
DILUTED EARNINGS PER SHARE (in
  dollars).....................      $   1.08                                                          $   1.01

                              ROYAL BANK OF CANADA
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
            AND PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

             AS AT AND FOR THE THREE MONTHS ENDED JANUARY 31, 2001
                                   U.S. GAAP
                                  (UNAUDITED)
               (IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)

1. BASIS OF PRESENTATION

     The unaudited pro forma condensed consolidated balance sheet as at January 31, 2001, and the unaudited pro forma condensed consolidated statement of income for the three months then ended (unaudited pro forma consolidated financial statements), have been prepared using the following information:


     a) Unaudited US GAAP consolidated financial statements of Royal Bank of Canada (RBC or the bank) for the three months ended January 31, 2001, which include the financial positions of certain subsidiaries of The Liberty Corporation, including Liberty Life Insurance Company and Liberty Insurance Services Corporation (collectively, Liberty), and Dain Rauscher Corporation (Dain Rauscher) and the results of operations of Liberty beginning December 1, 2000 and of Dain Rauscher beginning January 10, 2001, incorporated by reference into this document;



     b) Audited US GAAP consolidated balance sheet of Centura Banks, Inc. (Centura) as at December 31, 2000, incorporated by reference into this document, and the unaudited US GAAP consolidated statement of income for the three months then ended; and


     c) Other such supplementary information as was considered necessary to reflect the proposed transaction.

     Certain of the financial statement items of Centura have been reclassified to conform to the presentation format used by RBC.

     The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements, including notes thereto, of RBC and Centura.

     The unaudited pro forma consolidated financial statements are not intended to reflect the financial position or the results of operations that would have actually resulted had the transaction been effected on November 1, 2000 or the results which may be obtained in the future.

2. PRO FORMA ASSUMPTIONS

     For the purposes of these unaudited pro forma consolidated financial statements, the financial position and the results of operations of RBC and Centura have been combined to give effect to RBC's acquisition of 100% of the common shares of Centura as if the transactions described below had occurred using the following assumptions on January 31, 2001 for the unaudited pro forma consolidated balance sheet presented and on November 1, 2000 for the unaudited pro forma consolidated statement of income presented:

     a) The acquisition of Centura has been accounted for using the purchase method.


     b) The purchase price of Centura of approximately US$2,300 million, based on RBC's closing share price on the Toronto Stock Exchange and the number of shares of Centura common stock issued and outstanding on January 25, 2001, is first allocated to the estimated fair value of the assets and liabilities of Centura, with the balance of US$1,438 million recorded as goodwill. The fair value of Centura's assets and liabilities is estimated to be equal to the assets and liabilities as reported on Centura's consolidated balance sheet as at December 31, 2000. Goodwill will be amortized on a straight-line basis over 20 years. The acquisition of Centura will be financed

                              ROYAL BANK OF CANADA
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
            AND PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

             AS AT AND FOR THE THREE MONTHS ENDED JANUARY 31, 2001
                                   U.S. GAAP
                                  (UNAUDITED)
         (IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED) (CONTINUED)

2. PRO FORMA ASSUMPTIONS (CONTINUED)

through the conversion of each Centura common share into 1.684 RBC common shares. Issue expenses are not expected to be significant.

     c) The results of operations of RBC, for the three months ended January 31, 2001, have not been adjusted to include the results of operations of Liberty for period from November 1, 2000 to November 30, 2000, nor have they been adjusted to include the results of operations of Dain Rauscher for the period from November 1, 2000 to January 9, 2001, as these results are insignificant.

     d) The following exchange rates were used to convert the U.S. dollar financial statements of Centura to Canadian dollars:

          i.  Balance sheet -- 1.5273

          ii.  Statement of income -- 1.4771

3. PRO FORMA ADJUSTMENTS

     The pro forma adjustments contained in these unaudited pro forma consolidated financial statements are based on estimates and assumptions made by management of RBC based on available information. The adjustments for the actual acquisition of Centura may differ as a result of changes arising from the evaluation of the fair value of Centura's net assets by RBC. The following adjustments have been made to reflect the proposed transaction:

     a) To reflect RBC's acquisition of 100% of the common shares of Centura, as described in note 2(b) above.

     b) To record the amortization of goodwill on the purchase of Centura on a straight-line basis over 20 years.


4. OTHER ADJUSTMENTS



     Subsequent to the quarter ended January 31, 2001, the amount of goodwill for Liberty and Dain Rauscher increased by U.S. $21 million and U.S. $34 million respectively, reflecting changes to the allocations in the purchase equation as a result of additional information.



5. EARNINGS PER SHARE


     The average number of RBC common shares reflects the issuance of 66,501,366 RBC common shares as set out in note 2(b) above, as if the share issuance had occurred on November 1, 2000.


6. EVENTS SUBSEQUENT TO JANUARY 31, 2001 UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


     In February 2001, the bank issued $125 million of subordinated debentures through its Canadian Medium Term Note Program. Interest is payable semi-annually at an annualized rate of 5.50% until February 13, 2006, and thereafter at a rate of 1.00% above the 90-day Bankers' Acceptance rate. This transaction has not been reflected in these unaudited pro forma consolidated financial statements.

                              ROYAL BANK OF CANADA
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS AT JANUARY 31, 2001

                                 CANADIAN GAAP
                                  (UNAUDITED)
         (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)


                                  ROYAL BANK OF       CENTURA BANKS,                                    TOTAL
                                     CANADA                INC.           PRO FORMA       OTHER       ROYAL BANK
                                AS AT JANUARY 31,   AS AT DECEMBER 31,   ADJUSTMENTS   ADJUSTMENTS    PRO FORMA
                                      2001                 2000            (3)(A)          (4)       CONSOLIDATED
                                -----------------   ------------------   -----------   -----------   ------------
ASSETS
  Cash resources..............      $ 17,333             $   568           $    --         $--         $ 17,901
  Securities..................        63,379               4,090                --          --           67,469
  Loans, net of allowance for
     loan losses..............       178,991              11,657                --          --          190,648
  Derivative-related
     amounts..................        19,539                  --                --          --           19,539
  Customers' liabilities under
     acceptances..............         9,697                  --                --          --            9,697
  Goodwill....................         2,300                 179             2,068          78            4,625
  Other assets................        10,671               1,013                --          --           11,684
                                    --------             -------           -------         ---         --------
                                    $301,910             $17,507           $ 2,068          78         $321,563
                                    ========             =======           =======         ===         ========
LIABILITIES & SHAREHOLDERS'
  EQUITY
  Deposits....................      $203,122             $11,770           $    --         $--         $214,892
  Acceptances.................         9,697                  --                --          --            9,697
  Obligations related to
     securities sold short....        14,018                  --                --          --           14,018
  Obligations related to
     assets sold under
     repurchase agreements....        14,717                  --                --          --           14,717
  Derivative-related
     amounts..................        19,234                  --                --          --           19,234
  Other liabilities...........        19,038               4,115                --          78           23,231
                                    --------             -------           -------         ---         --------
                                     279,826              15,885                --          78          295,789
                                    --------             -------           -------         ---         --------
  Subordinated debentures.....         6,275                 191                --          --            6,466
                                    --------             -------           -------         ---         --------
  Non-controlling interest....         1,453                  --                --          --            1,453
                                    --------             -------           -------         ---         --------
SHAREHOLDERS' EQUITY
  Capital Stock
     Preferred................         2,024                  --                --          --            2,024
     Common...................         3,716                 409             3,090          --            7,215
  Retained earnings...........         8,616               1,022            (1,022)         --            8,616
                                    --------             -------           -------         ---         --------
                                      14,356               1,431             2,068          --           17,855
                                    --------             -------           -------         ---         --------
                                    $301,910             $17,507           $ 2,068         $78         $321,563
                                    ========             =======           =======         ===         ========

                              ROYAL BANK OF CANADA
              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                  FOR THE THREE MONTHS ENDED JANUARY 31, 2001

                                 CANADIAN GAAP
                                  (UNAUDITED)
         (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)


                                                                                                        TOTAL
                                  ROYAL BANK OF                           PRO FORMA       OTHER       ROYAL BANK
                                      CANADA        CENTURA BANKS, INC.   ADJUSTMENT   ADJUSTMENTS    PRO FORMA
                                 JANUARY 31, 2001    DECEMBER 31, 2000      (3)(B)         (4)       CONSOLIDATED
                                 ----------------   -------------------   ----------   -----------   ------------
INTEREST INCOME................      $  4,462              $345              $ --           --         $  4,807
INTEREST EXPENSE...............         3,002               186                --           --            3,188
                                     --------              ----              ----         ----         --------
NET INTEREST INCOME............         1,460               159                --           --            1,619
PROVISION FOR CREDIT LOSSES....           248                10                --           --              258
                                     --------              ----              ----         ----         --------
NET INTEREST INCOME AFTER
  PROVISION FOR CREDIT
  LOSSES.......................         1,212               149                --           --            1,361
                                     --------              ----              ----         ----         --------
NON-INTEREST REVENUE
  Capital market fees..........           419                --                --           --              419
  Trading revenues.............           566                --                --           --              566
  Deposit and payment service
     charges...................           204                28                --           --              232
  Investment management and
     custodial fees............           198                 3                --           --              201
  Other........................           641                32                --           --              673
                                     --------              ----              ----         ----         --------
                                        2,028                63                --           --            2,091
                                     --------              ----              ----         ----         --------
NON-INTEREST EXPENSE
  Human resources..............         1,333                69                --           --            1,402
  Other........................           829                65                27            1              922
                                     --------              ----              ----         ----         --------
                                        2,162               134                27            1            2,324
                                     --------              ----              ----         ----         --------
NET INCOME BEFORE INCOME
  TAXES........................         1,078                78               (27)          (1)           1,128
Income taxes...................           395                25                --           --              420
                                     --------              ----              ----         ----         --------
NET INCOME BEFORE
  NON-CONTROLLING INTEREST.....           683                53               (27)          (1)             708
  Non-controlling interest in
     net income of
     subsidiaries..............            22                --                --           --               22
                                     --------              ----              ----         ----         --------
NET INCOME.....................      $    661              $ 53              $(27)          (1)        $    686
                                     ========              ====              ====         ====         ========
  Preferred share dividends....            34                --                --           --               34
                                     --------              ----              ----         ----         --------
  Net income available to
     common shareholders.......      $    627              $ 53              $(27)          (1)        $    652
                                     ========              ====              ====         ====         ========
  Average number of common
     shares (in thousands).....       608,824                                                           675,325
EARNINGS PER SHARE (in
  dollars).....................      $   1.03                                                          $   0.97
  Average number of diluted
     common shares (in
     thousands)................       614,686                                                           681,187
DILUTED EARNINGS PER SHARE (in
  dollars).....................      $   1.02                                                          $   0.96

                              ROYAL BANK OF CANADA
          NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
            AND PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

             AS AT AND FOR THE THREE MONTHS ENDED JANUARY 31, 2001
                                 CANADIAN GAAP
                                  (UNAUDITED)
               (IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED)

1. BASIS OF PRESENTATION

     The unaudited pro forma condensed consolidated balance sheet as at January 31, 2001, and the unaudited pro forma condensed consolidated statement of income for the three months then ended (unaudited pro forma consolidated financial statements), have been prepared using the following information:


     a) Unaudited Canadian GAAP consolidated financial statements of Royal Bank of Canada (RBC or the bank) for the three months ended January 31, 2001, which include the financial positions of certain subsidiaries of The Liberty Corporation, including Liberty Life Insurance Company and Liberty Insurance Services Corporation, (collectively, Liberty), and Dain Rauscher Corporation (Dain Rauscher) and the results of operations of Liberty beginning December 1, 2000 and of Dain Rauscher beginning January 10, 2001, incorporated by reference into this document;


     b) Unaudited Canadian GAAP consolidated balance sheet of Centura Banks, Inc. (Centura) as at December 31, 2000, and the unaudited Canadian GAAP consolidated statement of income for the three months then ended; and

     c) Other such supplementary information as was considered necessary to reflect the proposed transaction.

     Certain of the financial statement items of Centura have been reclassified to conform to the presentation format used by RBC.

     The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements, including notes thereto, of RBC.

     The unaudited pro forma consolidated financial statements are not intended to reflect the financial position or the results of operations that would have actually resulted had the transaction been effected on November 1, 2000 or the results which may be obtained in the future.

2. PRO FORMA ASSUMPTIONS

     For the purposes of these unaudited pro forma consolidated financial statements, the financial position and the results of operations of RBC and Centura have been combined to give effect to RBC's acquisition of 100% of the common shares of Centura as if the transactions described below had occurred using the following assumptions on January 31, 2001 for the unaudited pro forma consolidated balance sheet presented and on November 1, 2000 for the unaudited pro forma consolidated statement of income presented:

     a) The acquisition of Centura has been accounted for using the purchase method.


     b) The purchase price of Centura of approximately US$2,300 million, based on RBC's closing share price on the Toronto Stock Exchange and the number of shares of Centura common stock issued and outstanding on January 25, 2001, is first allocated to the estimated fair value of the assets and liabilities of Centura, with the balance of US$1,457 million recorded as goodwill. The fair value of Centura's assets and liabilities is estimated to be equal to the assets and liabilities as reported on Centura's consolidated balance sheet as at December 31, 2000. Goodwill will be

                              ROYAL BANK OF CANADA
          NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
            AND PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

             AS AT AND FOR THE THREE MONTHS ENDED JANUARY 31, 2001
                                 CANADIAN GAAP
                                  (UNAUDITED)
         (IN CANADIAN DOLLARS, UNLESS OTHERWISE SPECIFIED) (CONTINUED)

2. PRO FORMA ASSUMPTIONS (CONTINUED)

amortized on a straight-line basis over 20 years. The acquisition of Centura will be financed through the conversion of each Centura common share into 1.684
        RBC common shares. Issue expenses are not expected to be significant.

     c) The results of operations of RBC, for the three months ended January 31, 2001, have not been adjusted to include the results of operations of Liberty for period from November 1, 2000 to November 30, 2000, nor have they been adjusted to include the results of operations of Dain Rauscher for the period from November 1, 2000 to January 9, 2001, as these results are insignificant.

     d) The following exchange rates were used to convert the U.S. dollar financial statements of Centura to Canadian dollars:

          i.  Balance sheet -- 1.5273

          ii.  Statement of income -- 1.4771

3. PRO FORMA ADJUSTMENTS

     The pro forma adjustments contained in these unaudited pro forma consolidated financial statements are based on estimates and assumptions made by management of RBC based on available information. The adjustments for the actual acquisition of Centura may differ as a result of changes arising from the evaluation of the fair value of Centura's net assets by RBC. The following adjustments have been made to reflect the proposed transaction:

     a) To reflect RBC's acquisition of 100% of the common shares of Centura, as described in note 2(b) above.

     b) To record the amortization of goodwill on the purchase of Centura on a straight-line basis over 20 years.


4. OTHER ADJUSTMENTS



     Subsequent to the quarter ended January 31, 2001, the amount of goodwill for Liberty and Dain Rauscher increased by U.S. $17 million and U.S. $34 million respectively, reflecting changes to the allocations in the purchase equation as a result of additional information.



5. EARNINGS PER SHARE


     The average number of RBC common shares reflects the issuance of 66,501,366 RBC common shares as set out in note 2(b) above, as if the share issuance had occurred on November 1, 2000.


6. EVENTS SUBSEQUENT TO JANUARY 31, 2001 UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


     In February 2001, the bank issued $125 million of subordinated debentures through its Canadian Medium Term Note Program. Interest is payable semi-annually at an annualized rate of 5.50% until February 13, 2006, and thereafter at a rate of 1.00% above the 90-day Bankers' Acceptance rate. This transaction has not been reflected in these unaudited pro forma consolidated financial statements.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The by-laws of RBC provide that RBC shall undertake towards each of its directors and officers, each of its former directors and officers, and each of the persons who acts or has acted at the RBC's request as a director or officer of an entity of which RBC is or was a shareholder or creditor, that RBC will indemnify him and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of RBC or such entity and including all taxes, duties, imports, or governmental charges whatsoever ("taxes") levied on amounts paid to so indemnify him against such costs, charges, expenses and taxes if: (i) he acted honestly and in good faith with a view to the best interests of RBC; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful, provided that the foregoing indemnification will not apply in respect of an action by or on behalf of RBC to procure a judgment in its favour unless, the approval of a court is obtained as required by the Bank Act (Canada). These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of United States federal securities laws.



     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling RBC pursuant to the foregoing provisions. RBC has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


     RBC has purchased, at its expense, an integrated insurance program that includes Directors' and Officers' Liability Insurance under two sections. The first section relates to protection provided for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. This section has a limit of $300,000,000 for each claim and an aggregate limit of $600,000,000 for the 36 months ending June 1, 2002. There is no deductible for this section of the policy. When RBC provides an indemnity to a director or officer, the second section applies and provides payment on behalf of RBC under the indemnity, subject to a deductible of $10,000,000. This section has a shared limit of $300,000,000 for each claim and a shared aggregate limit of $600,000,000 for the 36 months ending June 1, 2002. Premiums paid by RBC include approximately $717,750 per annum relating to the Directors' and Officers' Liability Insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

     (a) The following Exhibits are filed herewith unless otherwise indicated:


EXHIBIT
NUMBER                            DESCRIPTION                           PAGE
-------                           -----------                           ----
 2        Agreement and Plan of Merger, dated January 26, 2001, by and among RBC and Centura (included as Appendix A to the Proxy
          Statement/Prospectus which is part of this Registration
          Statement)..................................................
 5        Opinion of Ogilvy Renault, Canadian counsel of RBC,
          regarding legality of the securities of RBC being registered under this Registration Statement...........................
 8.1      Opinion of Sullivan & Cromwell regarding United States
          federal tax consequences of the merger......................
 8.2      Opinion of Hunton & Williams regarding United States federal tax consequences of the merger..............................
 8.3      Opinion of Ogilvy Renault regarding Canadian tax
          consequences of the merger..................................
 23.1     Consent of Deloitte & Touche LLP and PricewaterhouseCoopers
          LLP as to financial statements of RBC.......................

EXHIBIT
NUMBER                            DESCRIPTION                           PAGE
-------                           -----------                           ----
 23.2     Consent of PricewaterhouseCoopers LLP as to financial
          statements of Centura.......................................
 23.3     Consent of Ogilvy Renault (included in Exhibit 5 to this
          Registration Statement).....................................
 23.4     Consent of Sullivan & Cromwell (included in Exhibit 8.1 to this Registration Statement)................................
 23.5     Consent of Hunton & Williams (included in Exhibit 8.2 to
          this Registration Statement)................................
 23.6     Consent of Keefe, Bruyette & Woods, Inc. ...................
 24*      Powers of Attorney..........................................
 99.1     Stock Option Agreement, dated as of January 26, 2001,
          between RBC and Centura (included as Appendix B to the Proxy
          Statement/Prospectus, which is a part of this Registration
          Statement)..................................................
 99.2     Form of Proxy Card for Centura common stock.................
 99.3     Consent of Gordon M. Nixon..................................
 99.4     Consent of Cecil W. Sewell, Jr..............................


---------------


*   Previously filed.


     (b) Reports, Opinions and Appraisals. The opinion of Keefe, Bruyette & Woods, Inc. is included as Appendix C to the Proxy Statement/Prospectus which is part of this Registration Statement.

ITEM 22. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8-A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.


     (c)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.



     (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



     (e) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.



     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Canada, on March 29, 2001.


                                          ROYAL BANK OF CANADA

                                          By: /s/ JOHN EDWARD CLEGHORN
                                            ------------------------------------
                                              Name: John Edward Cleghorn
                                              Title:   Chairman and
                                                       Chief Executive Officer

                                          By: /s/ PETER WILLIAM CURRIE
                                            ------------------------------------
                                              Name: Peter William Currie
                                              Title:   Vice-Chairman and

                                                       Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                        NAME                                        TITLE                    DATE
                        ----                                        -----                    ----
                /s/ JOHN E. CLEGHORN                            Chairman and
-----------------------------------------------------      Chief Executive Officer      March 29, 2001
                  John E. Cleghorn                              and Director

                 /s/ PETER W. CURRIE                          Vice-Chairman and
-----------------------------------------------------      Chief Financial Officer      March 29, 2001
                   Peter W. Currie

                 /s/ STEPHEN BITOVE                          Vice-President and
-----------------------------------------------------         Chief Accountant          March 29, 2001
                   Stephen Bitove

                          *
-----------------------------------------------------             Director              March 29, 2001
                  George Alan Cohon

                          *
-----------------------------------------------------             Director              March 29, 2001
             George Nelson (Mel) Cooper

                          *
-----------------------------------------------------             Director              March 29, 2001
                 Douglas Thorne Elix

-----------------------------------------------------             Director              March 29, 2001
                John Thomas Ferguson

-----------------------------------------------------             Director              March 29, 2001
                 Louis Yves Fortier

                          *
-----------------------------------------------------             Director              March 29, 2001
            Marie Gilbert Paule Gauthier

                        NAME                                        TITLE                    DATE
                        ----                                        -----                    ----

                          *
-----------------------------------------------------             Director              March 29, 2001
             James Malcolm Edward Newall

                          *
-----------------------------------------------------             Director              March 29, 2001
                 David Peter O'Brien

                          *
-----------------------------------------------------             Director              March 29, 2001
                  Charlotte R. Otto

-----------------------------------------------------             Director              March 29, 2001
                Robert Byron Peterson

-----------------------------------------------------             Director              March 29, 2001
                 Joao Pedro Reinhard

                          *
-----------------------------------------------------             Director              March 29, 2001
            Hartley Thorbjorn Richardson

-----------------------------------------------------             Director              March 29, 2001
                 Kenneth Cecil Rowe

                          *
-----------------------------------------------------             Director              March 29, 2001
           Joseph Armand Guy Saint-Pierre

                          *
-----------------------------------------------------             Director              March 29, 2001
                Robert Trevor Stewart

                          *
-----------------------------------------------------             Director              March 29, 2001
                Allan Richard Taylor

                          *
-----------------------------------------------------             Director              March 29, 2001
         Margaret Sheelagh Dillon Whittaker

                          *
-----------------------------------------------------             Director              March 29, 2001
                Victor Leyland Young

                  /s/ SAM L. ABRAM                        Authorized Representative
-----------------------------------------------------       in the United States        March 29, 2001
                    Sam L. Abram


*By: /s/ PETER W. CURRIE
     ----------------------------------------------------
     Peter W. Currie
     Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 2        Agreement and Plan of Merger, dated January 26, 2001, by and among RBC and Centura (included as Appendix A to the Proxy
          Statement/Prospectus which is part of this Registration
          Statement)..................................................
 5        Opinion of Ogilvy Renault, Canadian counsel of RBC,
          regarding legality of the securities of RBC being registered under this Registration Statement...........................
 8.1      Opinion of Sullivan & Cromwell regarding United States
          federal tax consequences of the merger......................
 8.2      Opinion of Hunton & Williams regarding United States federal tax consequences of the merger..............................
 8.3      Opinion of Ogilvy Renault regarding Canadian tax
          consequences of the merger..................................
 23.1     Consent of Deloitte & Touche LLP and PricewaterhouseCoopers
          LLP as to financial statements of RBC.......................
 23.2     Consent of PricewaterhouseCoopers LLP as to financial
          statements of Centura.......................................
 23.3     Consent of Ogilvy Renault (included in Exhibit 5 to this
          Registration Statement).....................................
 23.4     Consent of Sullivan & Cromwell (included in Exhibit 8.1 to this Registration Statement)................................
 23.5     Consent of Hunton & Williams (included in Exhibit 8.2 to
          this Registration Statement)................................
 23.6     Consent of Keefe, Bruyette & Woods, Inc.....................
 24*      Powers of Attorney..........................................
 99.1     Stock Option Agreement, dated as of January 26, 2001,
          between RBC and Centura (included as Appendix B to the Proxy
          Statement/Prospectus, which is a part of this Registration
          Statement)..................................................
 99.2     Form of Proxy Card for Centura common stock.................
 99.3     Consent of Gordon M. Nixon..................................
 99.4     Consent of Cecil W. Sewell, Jr..............................


---------------


* Previously filed.